SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 August 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX
Telstra Corporation Limited Financial Results for the Year ended 30 June 2004
Full Year 2004 Results — Analyst Briefing
Telstra Improves Global Managed Services for multi-nationals
Appendix 3Y – Change in Directors’ Interests Notices
Mr David Moffatt’s presentation to the Citigroup Smith Barney Wireless Conference

12 August 2004

Office of the Company Secretary

Level 41
The Manager	242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra Corporation Limited Financial Results for the Year ended 30 June 2004

In accordance with the Listing Rules, I enclose the following for immediate release:

1.	Appendix 4E – full year report

2.	Year end results and operations review – financial highlights and normalisation schedule

3.	Media release

4.	Full year financial report for the year ended 30 June 2004

5.	Directors’ report.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited	Preliminary final report

Telstra Corporation Limited and controlled entities

Appendix 4E
Preliminary final report
for the year ending 30 June 2004

Telstra Corporation Limited	Preliminary final report

Appendix 4E
Preliminary final report

Telstra Corporation Limited ABN 33 051 775 556

Financial year ended

30 June 2004

Results for announcement to the market

	Telstra Group
	Year ended 30 June
	2004	2003	Movement	Movement
	$m	$m	$m	%
Extract from the statement of financial performance
Sales revenue	20,737	20,495	242	1.2%
Revenue from ordinary activities (including interest revenue)	21,335	21,700	(365)	(1.7%)
Net profit available to Telstra Entity shareholders	4,118	3,429	689	20.1%

For fiscal 2004 and fiscal 2003, all items included in our statement of financial performance are considered to be from ordinary activities. As a result, our profit from ordinary activities after tax available to Telstra Entity shareholders is the same as our net profit available to Telstra Entity shareholders.

During fiscal 2004, the following significant items impacted on the results recorded in our statement of financial performance:

- On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Ltd (IBMGSA) with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million. As part of the disposal, we negotiated changes to a 10 year contract with IBMGSA to provide technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after taking into account income tax benefits).

- On 17 June 2004, Telstra and PCCW Limited bought out a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd (Reach). Our share of the payment in relation to this acquisition amounted to US$155.5 million. At 30 June 2004, we have provided for the non recoverability of the debt, amounting to $226 million, as we consider that Reach is not in a position where it will be able to repay the amount plus accrued interest in the medium term.

During fiscal 2003, the following significant items impacted on the results recorded in our statement of financial performance:

— Our revenue from ordinary activities included $570 million from the sale of a portfolio of seven office properties. The carrying value of these properties was $439 million at the time of sale. The profit on sale of these properties was $131 million before income tax expense and $90 million after income tax expense.

- Our share of net loss from associates and joint venture entities included a $965 million write down of the carrying amount of our investment in Reach. The decision to write down our investment was due to depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues.

- Our income tax expense includes a once-off benefit of $201 million relating to our election to form a tax consolidated group from 1 July 2002 under tax consolidation legislation. Under this legislation, tax values of assets for certain subsidiaries are reset according to set allocation rules. Subsequent analysis of this adjustment has resulted in a further tax benefit of $58 million being recognised in fiscal 2004. The once-off benefit reflects the increase in the future income tax arising from these reset tax values.

Appendix 4E page 1

Telstra Corporation Limited	Preliminary final report

Appendix 4E
Preliminary final report

Telstra Corporation Limited ABN 33 051 775 556

Financial year ended

30 June 2004

Results for announcement to the market (continued)

Capital management program

On 21 June 2004, we announced a capital management program, whereby the Company intends to return approximately $1.5 billion to ordinary shareholders through special dividends and/or share buy backs each year through to fiscal 2007.

On 12 August 2004, we announced an intention to pay a special dividend of 6 cents per share, fully franked, to be paid to ordinary shareholders with the interim dividend in fiscal 2005 and an intention to undertake an off-market share buy-back up to $750 million.

	Telstra Group
	Year ended 30 June
	2004	2003
	¢	¢
Dividends per share
Interim dividend paid	13	12
Interim special dividend paid	—	3
Final dividend	13	12

Total dividend	26	27

Our interim, special and final dividends for fiscal 2004 and fiscal 2003 are fully franked at a tax rate of 30%.

The interim dividend for fiscal 2004 had a record date of 26 March 2004 with payment being made on 30 April 2004.

The final dividend is declared subsequent to balance date and paid in the following financial year. Our final ordinary dividend for fiscal 2003 that was provided for and paid during fiscal 2004 had a record date of 26 September 2003 and payment was made on 31 October 2003.

Our final ordinary dividend for fiscal 2004 has been disclosed as an event after balance date. This dividend will have a record date of 24 September 2004, with payment to be made on 29 October 2004.

Appendix 4E page 2

Telstra Corporation Limited	Preliminary final report

Contents and reference page

Appendix 4E requirements	Reference
1. Reporting period and the previous corresponding period.	Refer to the 30 June 2004 financial report lodged with this document.

2. Results for announcement to the market.	Refer page 1 for “results for announcement to the market”.

3. Statement of financial performance with notes to the statement.	Refer to the statement of financial performance on page 4 of this report.

4. Statement of financial position with notes to the statement.	Refer to the statement of financial position on page 5 of this report.

5. Statement of cash flows with notes to the statement.	Refer to the statement of cash flows on page 6 of this report.

6. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to the “results for announcement to the market” on page 2 of this report. Also refer to note 7: Dividends and note 28: Events after balance date in the 30 June 2004 financial report lodged with this document for additional information, including discussion on franking credits.

7. Details of dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.	Refer item 1 on page 8 of this report.

8. Statement of retained earnings.	Refer statement of changes in shareholders’ equity on page 7 of this report.

9. Net tangible assets per security.	Refer item 2 on page 8 of this report.

10. Details of entities over which control has been gained or lost during the period.	Refer item 3 on page 8 of this report.

11. Details of associates and joint venture entities.	Refer item 4 on page 9.

12. Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance and financial position.	Refer item 5 on page 10 of this report.

13. Accounting standards used in compiling reports by foreign entities (e.g. International Accounting Standards).	Not applicable.

14. A commentary on the results for the period.	Refer item 6 on pages 10 to 13 of this report.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed	Refer item 8 on page 14 of this report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.	Not applicable.

17. If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.	Not applicable.

Appendix 4E page 3

Telstra Corporation Limited	Preliminary final report

Statement of Financial Performance
for the year ended 30 June 2004

	Telstra Group
	Year ended 30 June
	2004	2003
	$m	$m
Ordinary activities
Revenue
Sales revenue	20,737	20,495
Other revenue (excluding interest revenue)	543	1,121

	21,280	21,616

Expenses
Labour	3,218	3,204
Goods and services purchased	3,420	3,615
Other expenses	4,389	4,602

	11,027	11,421
Share of net losses from joint venture entities and associated entities	78	1,025

	11,105	12,446

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	10,175	9,170
Depreciation and amortisation	3,615	3,447

Earnings before interest and income tax expense (EBIT)	6,560	5,723

Interest revenue	55	84
Borrowing costs	767	879

Net borrowing costs	712	795

Profit before income tax expense	5,848	4,928
Income tax expense	1,731	1,534

Net profit	4,117	3,394
Outside equity interests in net loss	1	35

Net profit available to Telstra Entity shareholders	4,118	3,429

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities	21	(161)
Reserves recognised on equity accounting our interests in associates and joint ventures	(5)	(18)
Increase to opening retained earnings on adoption of new accounting standard	—	1,415

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity	16	1,236

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners	4,134	4,665

	¢	¢

Basic and diluted earnings per share (cents per share)	32.4	26.6

Total ordinary dividends per share (cents per share)	26.0	27.0

The above statement of financial performance is an extract from our full financial report. Refer to the 30 June 2004 financial report lodged with this document for the detailed notes to this statement.

Appendix 4E page 4

Telstra Corporation Limited	Preliminary final report

Statement of Financial Position
as at 30 June 2004

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Current assets
Cash assets	687	1,300
Receivables	3,608	3,619
Inventories	229	260
Other assets	803	578

Total current assets	5,327	5,757

Non current assets
Receivables	740	877
Inventories	10	14
Investments — accounted for using the equity method	40	159
Investments — other	80	96
Property, plant and equipment	22,863	23,012
Intangibles — goodwill	2,104	2,018
Intangibles — other	1,501	1,146
Other assets	2,328	2,520

Total non current assets	29,666	29,842

Total assets	34,993	35,599

Current liabilities
Payables	2,338	2,525
Interest-bearing liabilities	3,246	1,323
Income tax payable	539	660
Provisions	358	353
Revenue received in advance	1,095	973

Total current liabilities	7,576	5,834

Non current liabilities
Payables	49	51
Interest-bearing liabilities	9,014	11,232
Provision for deferred income tax	1,807	1,814
Provisions	778	814
Revenue received in advance	408	432

Total non current liabilities	12,056	14,343

Total liabilities	19,632	20,177

Net assets	15,361	15,422

Shareholders’ equity Telstra Entity
Telstra Entity
Contributed equity	6,073	6,433
Reserves	(105)	(150)
Retained profits	9,391	9,137

Shareholders’ equity available to Telstra Entity shareholders	15,359	15,420
Outside equity interests
Contributed equity	2	1
Retained profits	—	1

Total outside equity interests	2	2

Total shareholders’ equity	15,361	15,422

The above statement of financial position is an extract from our full financial report. Refer to the 30 June 2004 financial report lodged with this document for the detailed notes to this statement.

Appendix 4E page 5

Telstra Corporation Limited	Preliminary final report

Statement of Cash Flows
for the year ended 30 June 2004

	Telstra Group
	Year ended 30 June
	2004	2003
	$m	$m
Cash flows from operating activities
Receipts from trade and other receivables (inclusive of goods and services tax) (GST)	22,954	22,511
Payments of accounts payable and to employees (inclusive of GST)	(11,816)	(11,920)
Interest received	51	70
Borrowing costs paid	(846)	(999)
Dividends received	2	7
Income taxes paid	(1,856)	(1,536)
GST remitted to the Australian Taxation Office (ATO)	(1,056)	(1,076)

Net cash provided by operating activities	7,433	7,057

Cash flows from investing activities
- property, plant and equipment	(2,572)	(2,704)
- internal use software assets	(435)	(555)
- patents, trademarks and licences	(2)	(2)
- deferred expenditure	(6)	-

Capital expenditure (before investments)	(3,015)	(3,261)

- shares in controlled entities	(667)	(25)
- investment in joint venture entities	(1)	(45)
- investment in associated entities (including share buy-back)	1	-
- shares in listed securities and other investments	(1)	(1)

Investment expenditure	(668)	(71)

Total capital expenditure	(3,683)	(3,332)
Proceeds from:
- sale of property, plant and equipment	168	797
- sale of shares in controlled entities	—	12
- sale of joint venture entities and associated entities	221	20
- sale of listed securities and other investments	24	7
- sale of business	—	4

Net cash used in investing activities	(3,270)	(2,492)

Cash flows from financing activities
Proceeds from:
- borrowings	4,119	5,914
Repayment of:
- borrowings	(4,274)	(6,315)
- Telstra bonds	(211)	(582)
- finance leases principal amount	(13)	(22)
Employee share loans (net)	24	33
Loan to joint venture entity	(226)	-
Dividends paid	(3,186)	(3,345)
Share buy-back	(1,009)	-

Net cash used in financing activities	(4,776)	(4,317)

Net increase/(decrease) in cash	(613)	248
Foreign currency conversion	—	(18)
Cash at the beginning of the year	1,300	1,070

Cash at the end of the year	687	1,300

The above statement of cash flows is an extract from our full financial report. Refer to the 30 June 2004 financial report lodged with this document for the detailed notes to this statement.

Appendix 4E page 6

Telstra Corporation Limited	Preliminary final report

Statement of Changes in Shareholders’ Equity
for the year ended 30 June 2004

Telstra Group

		Reserves
		Asset	Foreign		Consolid-		Outside
	Contributed	revalua-	currency		ation	Retained	equity
	equity	tion	translation	General	fair value	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106
- increase to opening retained profits on adoption of new accounting standard	-	-	-	-	-	1,415	-	1,415
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	-	-	-	-	-	(8)	39	31
- net profit/(loss)	-	-	-	-	-	3,429	(35)	3,394
- reserves recognised on equity accounting our interest in associates and joint ventures entities	-	-	(21)	3	-	-	-	(18)
- adjustment on translation of financial statements of non- Australian controlled entities	-	-	(161)	-	-	-	-	(161)
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	(4)	4	-	-
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	-	-	(3)	22	-	(19)	-	-
- dividends	-	-	-	-	-	(3,345)	-	(3,345)

Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	-	-	-	-	-	-	1	1
- net profit/(loss)	-	-	-	-	-	4,118	(1)	4,117
- reserves recognised on equity accounting our interest in associates and joint ventures entities	-	-	(5)	-	-	-	-	(5)
- adjustment on translation of financial statements of non- Australian controlled entities	-	-	21	-	-	-	-	21
- fair value adjustment on acquisition of controlling interest in joint venture entity	-	-	-	-	(6)	6	-	-
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	-	-	38	(3)	-	(35)	-	-
- share buy-back	(360)					(649)		(1,009)
- dividends	-	-	-	-	-	(3,186)	-	(3,186)

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361

The above statement of changes in shareholders’ equity is an extract from our full financial report. Refer to the 30 June 2004 financial report lodged with this document for the detailed notes to this statement.

Appendix 4E page 7

Telstra Corporation Limited	Preliminary final report

1.	Details of dividend or distribution reinvestment plans in operation

During fiscal 2004 and fiscal 2003, we had no dividend or distribution reinvestment plans in operation.

2.

	Telstra Group
	Year ended 30 June
Net tangible assets per security	2004 ¢	2003 ¢
Net tangible assets per security	107.4	109.4

3.	Details of entities which control has been gained or lost having a material affect

During fiscal 2004, we gained control of the following entities:

On 5 March 2004, we purchased 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group) for total consideration of $638 million. This included payments for shares (including associated acquisition costs) of $448 million and the repayment of Trading Post Group loans of $190 million. We recorded goodwill of $179 million as a result of this purchase.

The Trading Post Group contributed $44 million to sales revenue for the 4 month period ended 30 June 2004. The contribution to profit before income tax expense was $9 million and profit after income tax expense was $6 million. The Trading Post Group previously had a financial year end of 31 December 2003. For the year ended 31 December 2003, the Trading Post Group had sales revenue of $129 million, with profit before income tax expense of $3 million (profit after income tax expense of $0.2 million).

Refer note 23: Investments in controlled entities of our 30 June 2004 financial report lodged with this document for additional details regarding our investment in controlled entities.

4.	Details of investments in joint ventures and associated entities

	Ownership Interest
	2004	2003
Name of joint venture entity	%	%
FOXTEL Partnerships #	50.0	50.0
Customer Services Pty Ltd	50.0	50.0
FOXTEL Management Pty Ltd	50.0	50.0
FOXTEL Cable Television Pty Ltd	80.0	80.0
Reach Ltd	50.0	50.0
Stellar Call Centres Pty Ltd	50.0	50.0
Xantic B.V.	35.0	35.0
TNAS Limited	33.3	33.3
1300 Australia Pty Ltd	50.0	—

# This includes both the FOXTEL partnership and the FOXTEL television partnership.

Appendix 4E page 8

Telstra Corporation Limited	Preliminary final report

4.	Details of investments in joint ventures and associated entities (continued)

	Ownership Interest
	2004	2003
Name of associated entity	%	%
IBM Global Services Australia Ltd	—	22.6
Australian-Japan Cable Holdings Limited	39.9	39.9
Ecard Pty Ltd	50.0	50.0
PT Mitra Global Telekomunikasi Indonesia	—	20.4
Telstra Super Pty Ltd	100.0	100.0
myinternet Limited	—	21.1
Keycorp Limited	47.9	47.9
Telstra Foundation Limited	100.0	100.0
CityLink Limited	—	27.1

During fiscal 2004, we sold our shareholding in the following significant associated entities:

- On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA) for $154 million.

- On 20 January 2004, we completed the sale of our 20.4% shareholding in PT Mitra Global Telekomunikasi Indonesia (MGTI). Revenue from the sale of this investment amounted to $50 million, resulting in a profit before income tax of $21 million.

Refer note 24 in our financial statements lodged with this document for further details of our joint venture entities and associated entities.

Share of joint venture entities’ and associated entities’ net profits/(losses)

	Year ended 30 June
	2004	2003
	$m	$m
Our net profit/(loss) from joint venture entities and associated entities has been contributed by the following entities:
Joint venture entities
FOXTEL Partnerships #	(44)	(47)
Stellar Call Centres Pty Ltd	2	2
Xantic B.V.	(43)	(24)
Reach Ltd	—	(946)

	(85)	(1,015)

Associated entities
IBM Global Services Australia Limited	3	6
Australian-Japan Cable Holdings Limited	—	(6)
Solution 6 Holdings Ltd	—	(2)
Ecard Pty Ltd	(2)	(10)
PT Mitra Global Telekomunikasi Indonesia	6	2

	7	(10)

	(78)	(1,025)

# This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

The significant decrease in our share of net loss from joint venture entities and associated entities in fiscal 2004 is mainly due to the write down of the carrying amount of our investment in Reach, amounting to $965 million, in fiscal 2003.

Appendix 4E page 9

Telstra Corporation Limited	Preliminary final report

5.	Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance and financial position

Statement of Financial Position

We continued to maintain a strong financial position with net assets of $15,361 million.

Our net assets decreased by $61 million, comprising a decrease in our total assets of $606 million and a decrease in total liabilities of $545 million.

The decrease in total assets of $606 million was primarily due to the following movements during the year:

— Cash assets decreased by $613 million due to our working capital requirements and the off market share buy-back completed in November 2003;

— Our property, plant and equipment decreased by $149 million, due mainly to depreciation and amortisation charges; and

— Offset by current other assets being higher due to increasing deferred mobile handset subsidies of $94 million.

The decrease in total liabilities of $545 million was primarily due to a reduction in total interest-bearing liabilities, which was attributable to the repayment of loans from free cash flow generated during the year.

The group continued to maintain a strong free cash flow position, which enabled the company to increase ordinary dividends, fund an increase in investing activities and complete an off market share buy-back. We have gained cash through continued strong company operating activities and through careful capital and cash management. We have also achieved a sustainable reduction in capital expenditure.

Statement of Cash Flows

We continued to generate strong cash flow from operating activities of $7,433 million (2003: $7,057 million). This position was the result of continued tight control of expenditure and improved working capital management, partially offset by higher tax payments.

Cash used in investing activities was $3,270 million, representing an increase of $778 million from the prior year. The increase is mainly attributable to the acquisition of the Trading Post Group for $634 million and the Cable Telecom group for $31 million net of cash balances acquired. In addition, a decrease of $629 million in our proceeds from property, plant and equipment was due mainly to the sale of a portfolio of seven office properties in fiscal 2003. The current year proceeds on sale included $154 million from the sale of our interest in IBMGSA, $50 million from the sale of our interest in PT Mitra Global Telekomunikasi Indonesia (PT Mitra) and $168 million from the sale of property, plant and equipment.

Total cash flow before financing activities (free cash flow) decreased to $4,163 million (2003: $4,565 million).

Our cash used in financing activities was $4,776 million (2003: $4,317 million) after dividend payments of $3,186 million (2003: $3,345 million), share buy-back of $1,009 million (2003: nil) and net repayment of borrowings of $581 million (2003: $972 million).

6.	Commentary on the results for the period

Our net profit after outside equity interests for the year was $4,118 million, representing an increase of 20.1% on the prior year’s net profit of $3,429 million. The increase in net profit arose largely due to a $965 million write down of the investment in our 50% owned joint venture Reach Ltd (Reach) during fiscal 2003.

Earnings before interest and income tax expense (EBIT) for fiscal 2004 was $6,560 million (2003: $5,723 million).

Total revenue (including interest revenue) for the year decreased by 1.7% to $21,335 million (2003: $21,700 million). This decrease was primarily due to revenue in fiscal 2003 including proceeds from the sale of seven office properties, which contributed gross proceeds of $570 million.

Sales revenue was $20,737 million, representing a 1.2% increase on the prior year sales revenue of $20,495 million. This increase was attributable to growth in mobiles, Internet and IP solutions, PSTN products and advertising and directories, offset by a decline in revenues from CSL.

Appendix 4E page 10

Telstra Corporation Limited	Preliminary final report

6.	Commentary on the results for the period (continued)

We operate a full service telecommunications model. Basic access revenue increased due to the introduction of pricing packages with higher access charges and lower call rates, but was offset by lower local call, international direct and national long distance revenues. Mobile services and fixed to mobile call revenue increased, largely due to the strength of mobile’s data revenue and the continued growth in the number of mobiles in the Australian market. The higher mobile services and fixed to mobile call revenue was, however, partially offset by lower revenue from mobile handset sales. Internet and IP solution revenue experienced significant growth due to increased numbers of broadband subscribers. Advertising and directory services revenue grew due to the continued take up of new advertising offerings. ISDN revenue decreased mainly due to the migration of corporate customers to other products such as ADSL and frame relay. Inbound calling products also decreased due to intense price competition and a declining customer base.

Our total revenue from other controlled entities was lower due to a decline in revenue from CSL as a result of unfavourable currency fluctuations and extremely competitive market conditions in the region. This was moderated by increases achieved by our New Zealand subsidiary, TelstraClear.

Other revenue decreased by $578 million to $543 million, due primarily to the sale of the seven office properties in fiscal 2003 referred to above. In fiscal 2004, other revenue included the sale of our shareholding in our associated entity, IBM Global Services Australia Limited (IBMGSA), contributing proceeds on sale of $154 million. We continued to focus on cost control in fiscal 2004. Overall expenses decreased by 7.7% to $15,487 million from $16,772 million in the prior year. A significant portion of this decrease was due to the $965 million write down of the investment in our 50% owned joint venture, Reach, and the cost of assets and investments sold during fiscal 2003.

Labour expenses were in line with the prior year at $3,218 million (2003: $3,204 million). Goods and services purchased decreased by 5.4% to $3,420 million in fiscal 2004 (2003: $3,615 million) due to a reduction in handset sales, lower network payments and lower commercial project payments. Depreciation and amortisation expense increased by 4.9% to $3,615 million (2003: $3,447 million), due mainly to the growth in communications asset additions. Other expenses decreased by 4.6% to $4,389 million (2003: $4,602 million), mainly due to the carrying value of assets and investments sold in the prior year being significantly larger than the current year . This decrease in other expenses was partly offset by a write down of additional funding to Reach of $226 million and $130 million to exit our contracts for information technology services with IBMGSA, corresponding with the sale of our interest in this business.

Income tax expense increased by 12.8% to $1,731 million in fiscal 2004, primarily due to a $201 million tax benefit recognised in the prior year on initial adoption of the tax consolidation legislation. Tax expense also increased due to the higher profit of the group, giving an overall effective tax rate of 29.6%.

Investor return and other key ratios

Our earnings per share increased to 32.4 cents per share in fiscal 2004 from 26.6 cents per share in the prior year. This increase was due to improved earnings and a reduction in the number of shares on issue as a result of the off market share buy-back completed during fiscal 2004.

The directors have declared a final fully franked ordinary dividend of 13 cents per share, bringing dividends per share for fiscal 2004 to 26 cents per share. The prior year dividends amounted to 27 cents per share, which included a special dividend of 3 cents per share. The directors also returned $1,001 million to shareholders through an off market share buy-back.

Other relevant measures of return to investors include the following:

•	Return on average assets — 2004: 19.4% (2003: 16.3%)

•	Return on average equity — 2004: 26.8% (2003: 23.2%)

•	Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) — 2004: $10,175 million (2003: $9,170 million)

Return on average assets is higher in fiscal 2004 primarily due to the write down of the investment in Reach in fiscal 2003. Return on average equity was higher partially due to the share buy-back in fiscal 2004 and for the reasons noted in the discussion and analysis on our statement of financial position and statement of financial performance.

Appendix 4E page 11

Telstra Corporation Limited	Preliminary final report

6.	Commentary on the results for the period (continued)

Share buy-back

On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at $4.20 per share, comprising a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.

The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.85% of our total issued ordinary shares, or 3.71% of our non Commonwealth owned ordinary shares, were bought back.

Segment information

For segment reporting purposes, the Telstra Group is organised along the following segments:

•	Telstra Consumer and Marketing;

•	Telstra Country Wide;

•	Telstra Business and Government;

•	Telstra International;

•	Infrastructure Services;

•	Telstra Wholesale;

•	Telstra Technology, Innovation and Products;

•	Bigpond, Media Services and Sensis; and

•	Corporate areas.

Refer note 5 to our financial statements for details on the nature of the products and services provided by these segments.

The majority of our sales revenue from ordinary activities is derived from Telstra Consumer and Marketing, Telstra Business and Government and Telstra Country Wide.

Telstra Consumer and Marketing’s sales revenue increased by 2.4% in fiscal 2004 to $5,719 million due mainly to the continued strong performance of its mobile services, especially in data and prepaid usage. We also experienced strong growth in data and internet which was mainly driven by increased broadband customers, slightly offset by lower yields with our new broadband plans. Despite intense competition in fixed line calling services, and migration to other products, fixed line revenues only declined slightly for this segment.

Telstra Consumer and Marketing earnings before interest and income tax expense (EBIT) increased by 0.9% in fiscal 2004 as the revenue growth was offset to some extent by the growth in expenses. Expense growth resulted from an increase in labour costs driven by increased staff numbers to support the higher customer base and growth in FOXTEL bundling costs. This was offset by decreased domestic and international network payments due to lower termination rates and the stronger Australian dollar.

Telstra Country Wide sales revenue totalled $5,224 million in fiscal 2004. Sales revenue growth of 3.3% was achieved in fiscal 2004, predominantly due to solid growth in data and internet services, fixed to mobile and mobiles revenue (due to the increased volumes and the number of services) and national long distance calls, as well as new revenue streams from Pay TV. This growth was partially offset by a reduction in basic access, local calling and international long distance revenues due to increased competitor activity and product substitutions.

Telstra Country Wide EBIT increased 2.7% compared with fiscal 2003 with solid growth in revenue, which was partially offset by increased costs. The main contributing factors to the increased costs in fiscal 2004 were increased volumes for calls terminating on other carriers’ networks and costs associated with new Pay TV revenue streams.

Appendix 4E page 12

Telstra Corporation Limited	Preliminary final report

6.	Commentary on the results for the period (continued)

Segment information (continued)

Telstra Business and Government sales revenue totalled $4,335 million in fiscal 2004. Sales revenue growth in fiscal 2004 remained flat compared with fiscal 2003, predominantly due to an environment of on-going price re-balancing initiatives and tough competition. Solid growth in fixed to mobile revenue in fiscal 2004 was achieved, due to increased call volumes and growth in the number of mobile phone users in the Australian market and continued growth in internet and IP solutions related revenue. Basic access revenue increased in fiscal 2004 due to higher rental and subscription, however local call revenue, national long distance call revenue and international direct revenue decreased, mainly due to migration to other telecommunication solutions. Further contributions to sales revenue occurred in fiscal 2004, as a result of the acquisition of the United Kingdom based Cable Telecom Limited group in February 2004 and the business assets of Powergen in October 2003.

Telstra Business and Government EBIT grew by 4.5% to $3,118 million in fiscal 2004. This growth was driven by profits made on the disposal of IBM Global Services Australia Limited (IBMGSA) and Commander Communications Limited.

Other information

No significant events have occurred after balance date for the year ended 30 June 2004, other than:

Dividend declaration

On 12 August 2004, we declared a fully franked final ordinary dividend of 13 cents per ordinary share, payable on 29 October 2004 to those shareholders on record at 24 September 2004. A provision for dividend payable has been raised as at the date of declaration, amounting to $1,642 million. The financial effect of the dividend declaration was not brought to account as at 30 June 2004.

Company acquisition

On 19 July 2004, we finalised the acquisition of 100% of the issued share capital of KAZ Group Limited and its controlled entities (the KAZ Group). We paid 40c per share via a Scheme of Arrangement, resulting in the payment of cash consideration of $333 million.

The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. It operates mainly in Australia but also conducts business in the United States and Asia.

The financial effects of the acquisition of the KAZ Group were not brought to account as at 30 June 2004. The operating results and assets and liabilities of the KAZ Group will be consolidated into our statement of financial performance and statement of financial position from 19 July 2004. No provision for restructuring has been raised on acquisition.

Special dividend and share buy-back

On 12 August 2004, we disclosed the intention to pay a fully franked special dividend of 6 cents per share (approximately $750 million), as part of the interim dividend in fiscal 2005 and the intention to undertake an off-market share buy-back to a maximum of $750 million, which is expected to be completed in the first half of fiscal 2005. The proposed special dividend and share buy-back are in accordance with our capital management program and intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend and share buy-back will be reflected in the financial statements in fiscal 2005.

Third generation (3G) network sharing arrangement

On 4 August 2004, we announced the signing of a Heads of Agreement to establish a 50/50 joint venture with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. The arrangement is subject to due diligence by us, consent from the Australian Competition and Consumer Commission and final approval of the arrangement by the boards of both companies.

Under the Heads of Agreement, the H3GA radio access network is proposed to become the core asset of the joint venture. In return for 50% ownership of the asset, it is proposed that we will pay H3GA $450 million under a fixed payment schedule in four instalments beginning in November 2004.

The financial effect of the arrangement was not brought to account as at 30 June 2004.

Appendix 4E page 13

Telstra Corporation Limited	Preliminary final report

7.	Other factors likely to affect results in the future

Adoption of International Financial Reporting Standards

In fiscal 2004, Australian Accounting Standard AASB 1047: “Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards” was introduced. This standard requires us to explain how our transition to international financial reporting standards (IFRS) is being managed and a narrative explanation of the key differences in accounting policies that are expected to arise from adoption of Australian equivalents of IFRS.

We have established a formal IFRS project team to manage the convergence to IFRS and ensure we are prepared to report under IFRS as adopted by the Australian Accounting Standards Board for the half-year ended 31 December 2005 and full year ended 30 June 2006. The IFRS project team is monitored by a governance committee comprising senior members of management, and reports regularly to the audit committee on the progress towards adoption.

The planning and technical evaluation phases of the IFRS project have largely been completed, and we are well advanced in determining the impact of adopting IFRS. We expect the impact analysis phase to be completed during fiscal 2005, enabling us to effectively manage the implementation of changes required ahead of its application date.

The following areas have been identified as significant in terms of level of activity to substantiate the impact on our financial report and/or the potential transitional adjustment:

•	share based payments;

•	income taxes;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investment in associates;

•	intangible assets; and

•	financial instruments.

Refer to note 1.4 of our financial report for further details regarding our management of the convergence to IFRS and explanation of key differences in accounting policies expected to arise on adoption of Australian equivalents of IFRS.

8.	Statement about the audit status

Our preliminary final report is based on the Telstra Corporation Limited and controlled entities financial report as at 30 June 2004, which has been audited by the Australian National Audit Office (ANAO). Refer to the 30 June 2004 financial report for the independent audit report to the members of Telstra Corporation Limited.

Appendix 4E page 14

Telstra Corporation Limited
Full year end results and operations review
Year ended 30 June 2004

RECORD PROFIT
Momentum continues with revenue growth, cash growth and earnings growth

Telstra Corporation Limited and controlled entities

Financial Highlights
Year ended 30 June 2004

RECORD PROFIT
Momentum continues with revenue growth, cash growth and earnings growth

Reported earnings before interest and tax (EBIT) increased by $0.8 billion or 14.6% to $6.6 billion, comprising a decline in reported revenues of 1.6% to $21.3 billion, and a reported expense decline of 7.4% to $14.7 billion. Reported profit after tax and outside equity interests (PAT) was a record $4.1 billion.

Underlying1 sales revenue increased 1.0% to $20.7 billion. Growth occurred across mobiles, internet and IP solutions, advertising and directories and Pay TV, partly offset by a decline in revenues from Hong Kong CSL, which included a foreign exchange impact, other sales and service and other controlled entities. Underlying1 domestic sales revenue increased 1.7%. Excluding revenue from NDC construction activity and cable recovery and recycling project, underlying domestic sales revenue increased $451 million or 2.4% to $19.2 billion. Underlying1 total revenue (excluding interest) increased 0.7% to $20.9 billion.

Underlying1 operating expenses (before depreciation, amortisation & interest) declined $150 million or 1.4% to $10.6 billion, driven by lower network payments. Underlying1 total expenses (before interest and tax) increased by $14 million or 0.1% to $14.2 billion with underlying depreciation and amortisation growth of 4.8%.

Underlying1 earnings before interest and tax increased $135 million or 2.1% to $6.7 billion, from reduced expenses, particularly network payments and the impact of cost reduction programs.

Underlying1 EBIT margin has increased by 0.3% to 32.3% and underlying EBITDA margin has improved 1.0% to 49.8%.

Domestic core operating capital expenditure2 declined by $282 million or 8.9% to $2.9 billion.

Operating cashflow less cashflow used in investing activities (free cashflow) declined 8.8% to $4.1 billion, driven by the acquisition of Trading Post Limited, a reduction in proceeds from asset sales and offset by improved working capital management and increased cash profits before tax paid. After removing the impact of the Trading Post acquisition and the prior year sale of commercial properties, free cashflow growth was 20.2%.

A fully franked final ordinary dividend of 13c per share has been declared and is payable on 29 October 2004. This was an increase of 8.3% on the final ordinary dividend declared in the prior year and brought the full year ordinary dividends to 26c per share.

Additional capital returns to shareholders in the 2004/05 year will comprise an off market share buyback of up to $750 million and the intention to pay a special dividend of 6c per share with the interim dividend of 2005/04.

Customer Service performance was again at high levels as seen in the March ACA report and continued throughout the final quarter. The company strategy is to drive further service improvements to meet customers’ expectations.

A strong Statement of financial position (Balance Sheet) with strong capital settings was maintained.

All results stated in $A unless otherwise indicated.
N/M refers to not meaningful.
All statistical data represents management’s best estimates and excludes all Telstra internal usage statistics.
Footnotes:
1.	Underlying results are produced to allow like for like comparison by removing those items which are either not of a comparable nature owing to structural changes to the business e.g. acquisitions/consolidations, significant and non recurring or not part of the core operations of the business. The years ended 30 June 2004 and 2003 underlying results EXCLUDE:

The impact of the acquisition of Trading Post, proceeds from asset/investment sales and book value of asset/investment sales, the diminution in value of investments, the non-cash write down of the investment in Reach and Reach contract exit transactions, and the tax benefit from the accounting impact of tax consolidation.

2.	Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & Telstra Clear operating capital expenditure.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Statement of financial performance	4
Cash flow summary	5
Statement of financial position summary	5
Statistical data summary	6
Summary of operating results	7-8
Operating and financial review Results of Operation	9
Operating revenues	10
Mobiles	11-12
Internet & IP solutions	13
Basic access	14
Local calls	14
PSTN value added services	15
National long distance calls	15
Fixed to mobile calls	16
International calls	16
Specialised Data	17
ISDN	18
Advertising and Directories	19
Intercarrier services	19
Inbound calling products	20
Solutions management	20
Other controlled entities	21
Customer premises equipment	22
Payphones	22
Other sales and services	23
Other revenue	24
Operating expenses	25
Labour expense	26
Goods and services purchased	27
Other expenses	28-29
Share of net loss from associates and joint venture entities	30
Depreciation and Amortisation	31
International
Hong Kong CSL financial summary	32
Reach financial summary	33
TelstraClear financial summary	34
Net borrowing costs	35
Income tax expense	35
Cash flow	36-38
Corporate Governance	39-49
Application of critical accounting policies	50-53
Normalisation schedule	54-55
Quarterly data	56
Product Reconciliation	57
Statement of financial position – detail	58

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Statement of financial performance
for the year ended 30 June 2004

	Year Ended 30 June 2004
	2004		2003		Reported	Underlying[1]	Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change	Change	Change
	(in $ millions)				$m	$m	%	%
Mobiles
Mobile services	3,455	3,455	3,227	3,227	228	228	7.1	7.1
Mobile handsets	352	352	386	386	(34)	(34)	(8.8)	(8.8)

Total Mobiles	3,807	3,807	3,613	3,613	194	194	5.4	5.4
BigPond narrowband	297	297	298	298	(1)	(1)	(0.3)	(0.3)
BigPond broadband	274	274	212	212	62	62	29.2	29.2
Wholesale broadband	142	142	49	49	93	93	189.8	189.8
Wholesale internet direct	14	14	20	20	(6)	(6)	(30.0)	(30.0)
Internet direct	117	117	111	111	6	6	5.4	5.4
IP solutions	160	160	120	120	40	40	33.3	33.3
Other	6	6	7	7	(1)	(1)	(14.3)	(14.3)

Internet and IP solutions	1,010	1,010	817	817	193	193	23.6	23.6
PSTN Products
Basic access	3,237	3,237	3,083	3,083	154	154	5.0	5.0
Local calls	1,504	1,504	1,567	1,567	(63)	(63)	(4.0)	(4.0)
PSTN value added services	259	259	280	280	(21)	(21)	(7.5)	(7.5)
National long distance calls	1,121	1,121	1,162	1,162	(41)	(41)	(3.5)	(3.5)
Fixed to mobile	1,597	1,597	1,517	1,517	80	80	5.3	5.3
International direct	266	266	307	307	(41)	(41)	(13.4)	(13.4)

Total PSTN	7,984	7,984	7,916	7,916	68	68	0.9	0.9
Specialised Data	1,018	1,018	1,053	1,053	(35)	(35)	(3.3)	(3.3)
ISDN (Access and Calls)	927	927	951	951	(24)	(24)	(2.5)	(2.5)
Advertising and Directories	1,351	1,307	1,217	1,217	134	90	11.0	7.4
Intercarrier services	1,138	1,138	1,155	1,155	(17)	(17)	(1.5)	(1.5)
Inbound calling products	476	476	494	494	(18)	(18)	(3.6)	(3.6)
Solutions management	489	489	487	487	2	2	0.4	0.4
Other Controlled Entities (excluding HK CSL & TClear)	194	194	222	222	(28)	(28)	(12.6)	(12.6)
HK CSL	726	726	908	908	(182)	(182)	(20.0)	(20.0)
TelstraClear	574	574	548	548	26	26	4.7	4.7
Customer premises equipment	184	184	194	194	(10)	(10)	(5.2)	(5.2)
Payphones	141	141	148	148	(7)	(7)	(4.7)	(4.7)
Other sales & service	718	718	772	772	(54)	(54)	(7.0)	(7.0)

Sales revenue	20,737	20,693	20,495	20,495	242	198	1.2	1.0
Other revenue	543	213	1,121	262	(578)	(49)	(51.6)	(18.7)

Total revenue	21,280	20,906	21,616	20,757	(336)	149	(1.6)	0.7

Expenses:
Labour	3,218	3,204	3,204	3,204	14	0	0.4	0.0
Goods and services purchased	3,420	3,409	3,615	3,550	(195)	(141)	(5.4)	(4.0)
Other expenses	4,389	3,912	4,602	3,915	(213)	(3)	(4.6)	(0.1)

Expenses before equity acc/depn/amort/interest	11,027	10,525	11,421	10,669	(394)	(144)	(3.4)	(1.3)

Share of net loss from associates and joint venture entities	78	78	1,025	84	(947)	(6)	(92.4)	(7.1)

Total operating expenses before depn/amort/interest	11,105	10,603	12,446	10,753	(1,341)	(150)	(10.8)	(1.4)

EBITDA	10,175	10,303	9,170	10,004	1,005	299	11.0	3.0
EBITDA excl share of net loss from associates & joint venture entities	10,253	10,381	10,195	10,088	58	293	0.6	2.9
Depreciation	2,873	2,872	2,754	2,754	119	118	4.3	4.3
Amortisation (excl goodwill)	619	619	577	577	42	42	7.3	7.3
Goodwill amortisation	123	120	116	116	7	4	6.0	3.4

Total depreciation/amortisation	3,615	3,611	3,447	3,447	168	164	4.9	4.8

Total operating expenses before interest	14,720	14,214	15,893	14,200	(1,173)	14	(7.4)	0.1

EBIT	6,560	6,692	5,723	6,557	837	135	14.6	2.1
EBIT excl share of net loss from associates & joint venture entities	6,638	6,770	6,748	6,641	(110)	129	(1.6)	1.9
Net borrowing costs	712	712	795	795	(83)	(83)	(10.4)	(10.4)

Profit before income tax	5,848	5,980	4,928	5,762	920	218	18.7	3.8
Tax (i)	1,731	1,827	1,534	1,723	197	104	12.8	6.0

Profit after tax (bef. Outside equity interests)	4,117	4,153	3,394	4,039	723	114	21.3	2.8

Outside equity interests	1	1	35	35	(34)	(34)	(97.1)	(97.1)

Profit after tax	4,118	4,154	3,429	4,074	689	80	20.1	2.0

Effective tax rate (ii)	29.6%	30.6%	31.1%	29.9%			(1.5%)	0.7%
EBITDA margin on sales revenue (ii)	49.1%	49.8%	44.7%	48.8%			4.4%	1.0%
EBIT margin on sales revenue (ii)	31.6%	32.3%	27.9%	32.0%			3.7%	0.3%
Earnings per share (cents) (iii)	32.4	32.6	26.6	31.7	5.8	0.9	21.8%	2.8%

(i) Underlying tax calculations represent management’s best estimates

(ii) The reported and underlying percentage growth represents the percentage movement from the prior corresponding period. Product definitions have been reviewed and where necessary in the Year Ended 30 June 2003, comparative figures have been adjusted to align with changes presentation in the Year Ended 30 June 2004. (Refer reconciliation on page 57).

(iii) 2004 EPS uses a weighted average of 12,723 million shares following the share Buy Back, 2003 EPS was based on 12,866 million shares.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Cash flow summary
For the full year ended 30 June 2004

Table 1 — Cashflow Summary

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)			%
Receipts from Customers	22,954	22,511	443	2.0
Payments to Suppliers/Employees	(11,816)	(11,920)	104	(0.9)
Net Interest and Finance Charges	(795)	(929)	134	(14.4)
Income Tax Paid	(1,856)	(1,536)	(320)	20.8
Dividends Received	2	7	(5)	(71.4)
GST Remitted to the ATO	(1,056)	(1,076)	20	(1.9)

Operating Cash Flow	7,433	7,057	376	5.3

Operating Capital Expenditure	(3,087)	(3,364)	277	(8.2)
Less Capitalised Interest	74	105	(31)	(29.1)

Operating Capital Expenditure	(3,013)	(3,259)	246	(7.5)
Investment Expenditure	(668)	(71)	(597)	840.8
Patents, Trademarks and Licences (including 3G spectrum)	(2)	(2)	—	0.0

Capital Expenditure — excluding Capitalised Interest	(3,683)	(3,332)	(351)	10.5
Receipts from Asset Sales/Other Proceeds	413	840	(427)	(50.8)

Cash flow used in Investing Activities	(3,270)	(2,492)	(778)	31.2

Operating Cash Flow less Cash Flow used in Investing Activities	4,163	4,565	(402)	(8.8)

Movements in Borrowings/Finance Leases	(379)	(1,005)	626	(62.3)
Employee Share Loans (Net)	24	33	(9)	(27.3)
Loan to Joint Venture Entity	(226)	—	(226)	N/M
Dividends Paid	(3,186)	(3,345)	159	(4.8)
Share Buy Back	(1,009)	—	(1,009)	N/M

Net Financing Activities	(4,776)	(4,317)	(459)	10.6

Net Cash Flow	(613)	248	(861)	(347.2)

Statement of financial position summary
As at 30 June 2004

Table 2 — Statement of Financial Position

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)			%
Current Assets	5,327	5,757	(430)	(7.5)
Intangibles	3,605	3,164	441	13.9
Property, Plant and Equipment	22,863	23,012	(149)	(0.6)
Total Non-Current Assets	29,666	29,842	(176)	(0.6)
Net Debt	11,167	10,972	195	1.8
Total Liabilities	19,632	20,177	(545)	(2.7)
Gross Debt	11,854	12,272	(418)	(3.4)
Net Assets/Shareholders’ Equity	15,361	15,422	(61)	(0.4)

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Statistical data summary
For the full year ended 30 June 2004

Table 3 — Statistical Summary

		Year Ended 30 June 2004
	2004	2003	Change	Change
				%
Billable traffic data (in millions)
Local calls (number of calls)	9,397	9,794	(397)	(4.1)
National long distance minutes (i)	8,520	9,161	(641)	(7.0)
Fixed-to-mobile minutes	4,226	3,944	282	7.2
International direct minutes	651	740	(89)	(12.0)
Mobile voice telephone minutes(ii)	6,145	5,255	890	16.9
Inbound Calling Products — B Party Minutes	2,708	2,655	53	2.0

Network and operations data
Basic access lines in service (iii)
Residential	5.96	6.20	(0.24)	(3.9)
Business	2.57	2.71	(0.14)	(5.2)

Total retail customers	8.53	8.91	(0.38)	(4.3)
Domestic wholesale	1.84	1.55	0.29	18.7

Total basic access lines in services (in millions)	10.37	10.46	(0.09)	(0.9)

ISDN access (basic lines equivalents) (in thousands)(iv)	1,288	1,213	75	6.2

Mobile services in operation (SIO) (in thousands) (v)
GSM	6,653	5,812	841	14.5
CDMA	951	757	194	25.6

Mobile services in operations	7,604	6,569	1,035	15.8

Number of SMS sent (in millions)	1,903	1,413	490	34.7

Online subscribers (in thousands)
Narrowband subscribers	1,194	1,158	36	3.1
Broadband subscribers (vi)	803	361	442	122.4

Total online subscribers	1,997	1,519	478	31.5

FOXTEL subscribers (in thousands)
FOXTEL cable subscribers	477	478	(1)	(0.2)
FOXTEL satellite subscribers	424	358	66	18.4

Total FOXTEL subscribers	901	836	65	7.8

Employee data
Domestic full-time staff (vii)	36,159	37,169	(1,010)	(2.7)
Full-time staff and equivalents (viii)	41,941	42,064	(123)	(0.3)

(i) Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks, and FaxStream® services.

(ii) Includes all calls made from mobile telephones including long distance and international calls, excludes Data, messagebank, international roaming and Hong Kong CSL.

(iii) Excludes advanced access services, such as ISDN services

(iv) Expressed in equivalent number of clear voice channels.

(v) Excludes Hong Kong CSL SIOs and includes the impact of the deactivation policy change to standard re-charge period.

(vi) Within Broadband, retail products include cable, satellite, ISP, HyperConnect and ADSL, while wholesale products include Flexstream, DSL layer 2 and DSL layer 3S

(vii) Excludes offshore, casual and part time employees

(viii) Includes all domestic and offshore employees, including controlled entities.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

Summary of operating results

For the year ended 30 June 2004

Telstra Corporation Limited reported a profit after tax and outside equity interests (PAT) of $4,118 million for the year ended 30 June 2004, an increase of $689 million or 20.1% on the prior year.

After adjusting to allow like for like comparisons with the year ended 30 June 2003, as detailed on the normalisation schedule, underlying1 PAT increased $80 million or 2.0% to $4,154 million, and earnings per share grew 2.8% to 32.6 cents. Underlying1 EBIT increased by $135 million or 2.1% to $6,692 million, and Underlying1 EBITDA increased by $299 million or 3.0% to $10,303 million. EBITDA Margin improved 1% to 49.8%.

Revenue

Reported total revenue declined by $336 million or 1.6% which was impacted by the inclusion of revenue from the sale of seven commercial properties of $570 million in the year ended 30 June 2003.

Underlying1 total revenue increased $149 million or 0.7%. Underlying1 sales revenue increased $198 million or 1.0%, and benefited from growth in mobiles, Internet and IP solutions, advertising and directories and Pay TV, offset by a decline in revenues from Hong Kong CSL, other sales and service and other controlled entities. Underlying1 domestic sales revenue increased by $318 million or 1.7% to $19,247 million. Underlying1 domestic sales revenue, excluding external construction and cable recovery and recycling revenues, increased by 2.4% to $19,165 million.

Expenses

The decrease in reported total expenses (before interest and tax) of $1,173 million or 7.4% includes the non cash write down of the investment in Reach Ltd and the cost of assets and investments sold in the year ended 30 June 2003.

Underlying1 operating expenses (before depreciation, amortisation and interest) declined by $150 million or 1.4%, largely due to the impact of cost reduction programs, reduced network payments for services provided by Reach and the integration of NDC. Underlying1 operating expenses (including depreciation amortisation but before interest and tax) increased $14 million or 0.1%, and included depreciation and amortisation growth of 4.8%.

Net borrowing costs declined by $83 million or 10.4% due to lower interest expenses resulting from a reduced debt portfolio over the current year and prior year closure of interest rate swaps, offset by lower interest receipts from the PCCW convertible note and a decline in short-term liquid assets held over the current year.

Reported tax expense increased by $197 million or 12.8% primarily due to the $58 million benefit arising from the adoption of the tax consolidation legislation in the current year being lower than the $201 million benefit in the prior year. Underlying1 tax expense has increased by $104 million or 6.0% attributable to the increase in underlying1 profit before tax of 3.8% and a prior year under provision of $24 million for income tax expense.

Cash flow

Free cash flow declined 8.8% and includes the acquisition of the Trading Post in the current year and the prior year proceeds from the sale of commercial properties. After removing these impacts free cashflow growth was 20.2%.

Treasury operations

Telstra’s financial position remained strong with current long-term credit ratings of A+, A1 and A+ from S&P, Moody’s and Fitch respectively. The Net debt position was $11.2 billion, an increase of $195 million or 1.8%, following on from share buybacks and domestic acquisitions in the current year. As previously announced,

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12 August 2004

Telstra Corporation Limited and controlled entities

the Company expects to continue to return $1.5 billion to shareholders each year for the next three years, subject to the Company’s target balance sheet ratios being maintained.

Dividend

A fully franked final ordinary dividend of 13c per share has been declared and is payable on 29 October 2004. This was an increase of 8.3% on the final ordinary dividend declared in the prior year and brought the full year ordinary dividends to 26c per share.

Capital Management

Additional capital returns to shareholders in the 2004/05 year will comprise an off market share buyback of up to $750 million and the intention to pay a special dividend of 6c per share with the interim dividend of 2004/05.

For enquiries on these results contact:

John Stanhope	David Anderson
Chief Financial Officer	General Manager, Investor Relations
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 2410
Email: Investor.relations@team.telstra.com

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Telstra Corporation Limited and controlled entities

Operating and Financial Review

Results of operations

The following table illustrates reported and Underlying1 results for the years ended 30 June 2004 and 2003.

Table 4 — Results of operations

			Year Ended 30 June 2004
	2004		2003		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change	Change
					%	%
	(in $ millions)

Sales revenue	20,737	20,693	20,495	20,495	1.2	1.0
Other revenue	543	213	1,121	262	(51.6)	(18.7)

Total revenue	21,280	20,906	21,616	20,757	(1.6)	0.7

Expenses before equity acc/depn/amort/interest	11,027	10,525	11,421	10,669	(3.4)	(1.3)
Share of net loss from associates and joint venture entities	78	78	1,025	84	(92.4)	(7.1)

Total operating expenses before depn/amort/interest	11,105	10,603	12,446	10,753	(10.8)	(1.4)
Total depreciation/amortisation	3,615	3,611	3,447	3,447	4.9	4.8

Total operating expenses before interest	14,720	14,214	15,893	14,200	(7.4)	0.1

Earnings before interest & tax (EBIT)	6,560	6,692	5,723	6,557	14.6	2.1

Reported earnings before interest and tax (EBIT) grew 14.6%, impacted by a number of items that occurred in the current year and in the year ended 30 June 2003, making like for like comparisons difficult. After adjusting for these items, Underlying1 EBIT increased by 2.1% or $135 million.

The items that required adjustment for this comparison are reflected on the normalisation schedule on page 54, and consist of:

•	The exclusion of the EBIT generated by Trading Post in the year ended 30 June 2004, reducing EBIT by $9 million. Trading Post was acquired by Sensis Ltd in March 2004;

•	The exclusion of IBMGSA contract exit costs of $130 million incurred in the year ended 30 June 2004 and EBIT generated from the sale of assets and investments of $216 million in the year ended 30 June 2004 and $198 million in the year ended 30 June 2003;

•	The exclusion of the provision for recoverability of the Reach loan of $226 million in the year ended 30 June 2004;

•	The exclusion of the reduction in value of investments of $1 million in the year ended 30 June 2004 and $991 million in the prior year, including the non-cash write down of the investment in Reach Ltd of $965 million; and

•	The exclusion of Reach contract exit expenses of $41 million in the year ended 30 June 2003.

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Telstra Corporation Limited and controlled entities

Operating revenues

The following table includes reported and Underlying1 operating revenues for the years ended 30 June 2004 and 2003.

Table 5 — Operating revenue by major product and service category

	Year Ended 30 June 2004
	2004		2003		Reported	Underlying[1]
					Change	Change
	Reported	Underlying[1]	Reported	Underlying[1]	%	%
	(in $ millions)
Mobiles
Mobile services	3,455	3,455	3,227	3,227	7.1	7.1
Mobile handsets	352	352	386	386	(8.8)	(8.8)

Total Mobiles	3,807	3,807	3,613	3,613	5.4	5.4
BigPond narrowband	297	297	298	298	(0.3)	(0.3)
BigPond broadband	274	274	212	212	29.2	29.2
Wholesale broadband	142	142	49	49	189.8	189.8
Wholesale internet direct	14	14	20	20	(30.0)	(30.0)
Internet direct	117	117	111	111	5.4	5.4
IP solutions	160	160	120	120	33.3	33.3
Other	6	6	7	7	(14.3)	(14.3)

Total Internet and IP solutions	1,010	1,010	817	817	23.6	23.6
PSTN Products
Basic access	3,237	3,237	3,083	3,083	5.0	5.0
Local calls	1,504	1,504	1,567	1,567	(4.0)	(4.0)
PSTN value added services	259	259	280	280	(7.5)	(7.5)
National long distance calls	1,121	1,121	1,162	1,162	(3.5)	(3.5)
Fixed to mobile	1,597	1,597	1,517	1,517	5.3	5.3
International direct	266	266	307	307	(13.4)	(13.4)

Total PSTN	7,984	7,984	7,916	7,916	0.9	0.9
Specialised Data	1,018	1,018	1,053	1,053	(3.3)	(3.3)
ISDN (Access and Calls)	927	927	951	951	(2.5)	(2.5)
Advertising and Directories	1,351	1,307	1,217	1,217	11.0	7.4
Intercarrier services	1,138	1,138	1,155	1,155	(1.5)	(1.5)
Inbound calling products	476	476	494	494	(3.6)	(3.6)
Solutions management	489	489	487	487	0.4	0.4
Other Controlled Entities (excluding HK CSL & TClear)	194	194	222	222	(12.6)	(12.6)
HK CSL	726	726	908	908	(20.0)	(20.0)
TelstraClear	574	574	548	548	4.7	4.7
Customer premises equipment	184	184	194	194	(5.2)	(5.2)
Payphones	141	141	148	148	(4.7)	(4.7)
Other sales & service	718	718	772	772	(7.0)	(7.0)

Sales revenue	20,737	20,693	20,495	20,495	1.2	1.0
Other revenue	543	213	1,121	262	(51.6)	(18.7)

Total revenue	21,280	20,906	21,616	20,757	(1.6)	0.7

Domestic sales revenue		19,247		18,929		1.7

Domestic sales revenue (excl NDC & cable recovery)		19,165		18,714		2.4

Reported revenue decreased by 1.6% predominantly due to reduced asset and investment sales of $330 million. The prior year asset and investment sales of $859 million included the sale of seven commercial properties for $570 million. This decrease was partially offset by the inclusion of Trading Post revenue of $44 million in the current year.

After excluding these items, Underlying1 total revenue increased by 0.7% for the year and 1.8% in the second half.

Revenue growth was due to increases in mobiles, internet and IP solutions, advertising and directories and Pay TV offset by declines in revenues from Hong Kong CSL, including foreign exchange impacts, other sales and services, primarily construction revenues and other controlled entities.

Domestic revenue (excluding NDC and cable recovery) grew 2.4% for the year and 3.0% in the second half.

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Telstra Corporation Limited and controlled entities

Mobiles

Table 6 — Mobiles

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Access fees and call charges	2,649	2,570	79	3.1
Value added services
International roaming	174	153	21	13.7
Mobile messagebank	178	166	12	7.2
Mobile data	454	338	116	34.3

Total value added services	806	657	149	22.7
Mobile services revenue	3,455	3,227	228	7.1
Mobile handset sales	352	386	(34)	(8.8)

Total mobiles goods and services revenue (i)	3,807	3,613	194	5.4

GSM mobile SIO (in thousands)	6,653	5,812	841	14.5
CDMA mobile SIO (in thousands)	951	757	194	25.6

Total mobile SIO (in thousands)(ii)	7,604	6,569	1,035	15.8

Prepaid mobile SIO (in thousands)(ii)	3,102	2,288	814	35.6
Postpaid mobile SIO (in thousands)	4,502	4,281	221	5.2

Total mobile SIO (in thousands)	7,604	6,569	1,035	15.8

Number of SMS sent (in millions)	1,903	1,413	490	34.7
Deactivation rate (ii)	17.1%	18.4%	(1.3%)
Mobile voice telephone minutes (in millions)	6,145	5,255	890	16.9
Average revenue per user per month (iii)	40.62	42.99	(2.37)	(5.5)
Average prepaid revenue per user per month (iii)	13.84	13.78	0.06	0.4
Average postpaid revenue per user per month (iii)	57.05	57.59	(0.54)	(0.9)
Average Mobile data revenue per SIO per month	5.34	4.51	0.83	18.4

(i) Excludes revenue from:

•	call termination charges, including calls from our fixed network which we categorise as fixed to mobile;

•	resale of GSM and CDMA services to other carriers which is recognised as intercarrier services revenue; and

•	HK CSL which is recognised as various controlled entity revenue.

(ii) Deactivations have been impacted by the “recharge only” period for prepaid services being extended to six months in line with general market position. This change has resulted in the continuation of approximately 202,000 prepaid services which would have been deactivated under the previous contract terms.

(iii) Average revenue per user per month is calculated using average SIOs and includes mobile data and messagebank revenues.

The increase in mobile services revenue of 7.1% or $228 million was largely driven by:

•	Mobile Data revenue increases of 34.3% or $116 million due to growth in:

•	Short Message Service (SMS) revenue of 30.5% or $98 million, due to an increase in the number of messages sent of 34.7% to 1,903 million. This was offset by moderate yield reductions from increased discounting initiatives such as Telstra Rewards with up to 150 free SMS per month per customer, and other prepaid promotions.

•	Other mobile data increases of 114% or $16 million due to growth in the General Packet Radio Service (GPRS) product including Telstra wireless access protocols (WAP) and Blackberrys which drove increases in data transmission volumes;

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Telstra Corporation Limited and controlled entities

•	Access fees and call revenue increases of 3.1% or $79 million comprised of:

•	Growth in prepaid revenues of 25.2% resulting from the increase of 35.6% or 814,000 prepaid services in operation and increases in calling minutes of 52.2%. Growth in services has been driven by successful promotions including “Double your first recharge”, “$100 Bonus” and the Coke/McDonalds promotion. This increase in services includes approximately 202,000 services impacted by the change in the deactivation policy (ii) which also impacts prepaid average revenue per user;

•	Growth in postpaid revenues of 0.9% resulting from the increase of 221,000 postpaid services, which includes a 25.6% growth in CDMA services in operation, and increases in total postpaid calling minutes of 14.5%. However, this growth has been substantially offset by increases in loyalty bonuses of $136 million and increased discounting due to Telstra Rewards offers such as free family call credits.

•	International roaming revenue increased 13.7% due to increased volumes during Rugby World Cup and recovery in international travel after the SARS outbreak and other world events.

•	Messagebank® revenue increase of 7.2% driven by the 8% increase in Messagebank® minutes offset by reduction in retrieval revenues charges and memo usage.

•	Average revenue per user (ARPU) has declined 5.5% as prepaid services become a higher proportion of total services in operation. Mobile data ARPU continued to grow and has helped maintain ARPU levels across prepaid and postpaid.

Mobile handset sales declined by 8.8% largely driven by the move to lower value-prepaid handsets and higher volumes of subsidised handsets expensed particularly in the second half of the current year.

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Telstra Corporation Limited and controlled entities

Internet and IP solutions

Table 7 — Internet and IP solutions

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Internet & IP solutions revenue
BigPond narrowband	297	298	(1)	(0.3)
BigPond broadband	274	212	62	29.2
Wholesale broadband	142	49	93	189.8
Wholesale internet direct	14	20	(6)	(30.0)
Internet direct	117	111	6	5.4
IP solutions	160	120	40	33.3
Other	6	7	(1)	(14.3)

Total Internet & IP solutions revenue	1,010	817	193	23.6

Broadband subscribers — Wholesale (in thousands)	379	121	258	213.2
Broadband subscribers — Retail (in thousands)	424	240	184	76.7

Total Broadband subscribers (in thousands)	803	361	442	122.4
Narowband subscribers — Retail (in thousands)	1,194	1,158	36	3.1

Total online subscribers (in thousands)	1,997	1,519	478	31.5

Broadband, Internet and IP solutions revenue increase was driven by:

•	Continued strong growth in BigPondTM broadband revenue was driven by subscriber growth of 76.7% with growth in both ADSL and cable. The accelerated growth of this product in the second half was attributable to increased internet usage, self install kits and successful broadband marketing campaigns. This increase was offset by a decline in the average revenue per user due to two weeks of rebates to customers as a result of performance issues in October, the introduction of the usage toolbar in May 2003 reducing excess usage billing, unlimited usage and higher volume capped plans, new pricing plans and two months free broadband offer.

•	Wholesale broadband growth was driven by Wholesale DSL Layer 2 revenue growth of $79 million. DSL Layer 2 has seen an increase in the number of SIO’s of 363%. Twelve months ago, wholesale DSL was only sold to the business market, but in the current year there was increased take-up in the residential and small business market by on-selling a price-competitive broadband DSL service provided by Telstra’s ADSL network. Growth was also seen in wholesale access other of $10 million in line with Wholesale DSL product growth and Flexstream DSL Layer 3 $6 million in line with growth in services.

•	Narrowband growth was flat. Subscribers grew by 3.1%, however revenue generated from new customers was offset by two weeks of rebates to customers as a result of performance issues in October.

•	Growth in IP solutions of 33.3%. These products have been in the growth phase of the product life cycle with revenue increases in IP WAN and IP MAN/Ethernet. There was migration to these products from ISDN access and ATM accelerate products. Increased growth was also due to wins and winback rate, service innovation and customers adding applications to their IP networks. Though yields decreased in a price aggressive market, they were offset by growth in physicals.

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Telstra Corporation Limited and controlled entities

PSTN Products

The following tables explain the increase in total PSTN products revenue of 0.9% or $68 million.

The continued impact of rebalancing initiatives has resulted in an increase in basic access revenue, partly offset by reductions in local calls, international direct® and national long distance revenues. Fixed to mobile revenues continued strong growth as mobile services in operation continue to grow.

Basic access

Table 8 — Basic access

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Basic access revenue
Retail	2,717	2,669	48	1.8
Domestic wholesale	520	414	106	25.6

Total basic access revenue	3,237	3,083	154	5.0

Basic access lines in service (in millions)
Residential	5.96	6.20	(0.24)	(3.9)
Business	2.57	2.71	(0.14)	(5.2)

Sub-total	8.53	8.91	(0.38)	(4.3)
Domestic wholesale	1.84	1.55	0.29	18.7

Total access lines in service (in millions)	10.37	10.46	(0.09)	(0.9)

Retail revenue has increased primarily due to the introduction of pricing packages with higher basic access charges and lower calling rates. These increases have been offset by a decline in the number of basic access lines due to competition and migration to other products such as ISDN, broadband and mobiles. The yield increases have been offset by pensioner discounts applied to basic access charges after these discounts were removed from PSTN calling products in March 2003.

Wholesale revenue growth was driven by an increase in the number of access lines as well as price increases.

Local Calls

Table 9 — Local calls

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Local call revenue
Retail	1,263	1,348	(85)	(6.3)
Domestic wholesale	241	219	22	10.0

Total local call revenue	1,504	1,567	(63)	(4.0)

Number of local calls (in millions)	9,397	9,794	(397)	(4.1)

Local call revenue declined as a result of the 4.1% reduction in the number of local calls due to product substitution to mobiles, fixed to mobile, internet and ISDN products. The yield has been impacted by rebalancing initiatives offering classes of service with reduced calling rates including a reduction in HomelineTM call rates from 22c to 20c and the introduction of T-time, a free call offering. These price reductions have been offset by the transfer of pensioner discounts to basic access and the removal of neighbourhood calls for Businessline Complete, Homeline Complete and Homeline Plus customers.

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Telstra Corporation Limited and controlled entities

PSTN value added services

Table 10 — PSTN value added services

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
PSTN value added services revenue
Retail	221	247	(26)	(10.5)
Domestic wholesale	38	33	5	15.2

Total PSTN value added services revenue	259	280	(21)	(7.5)

Reduction in revenue for PSTN value added services was driven by a decline in Messagebank® usage due to migration to the free product offering Telstra Home Message 101TM and a price decrease in May 2003. Call Return (*10#) usage has also declined after a price increase and new campaigns now focussed on new product offerings such as Call 1# Feature Assistant TM and Telstra Home Message 101TM.

National long distance calls

Table 11 — National long distance calls

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
National long distance revenue
Retail	1,113	1,156	(43)	(3.7)
Domestic wholesale	8	6	2	33.3

Total national long distance revenue	1,121	1,162	(41)	(3.5)

National long distance minutes (in millions)	8,520	9,161	(641)	(7.0)

The reduction in national long distance revenue was attributable to the 7.0% decline in call minutes due to shorter call durations, the cessation of the 1c Saturday offer which increased minutes of use in the previous year and product substitution to mobiles, fixed to mobile, internet, and ISDN. This decline was partly offset by an increase in yield as a result of flagfall increases, the cessation of the 1c Saturday offer and the transfer of pensioner discounts to basic access offset by reduced capped calling rates.

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Telstra Corporation Limited and controlled entities

Fixed to mobile

Table 12 — Fixed to mobile calls

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Fixed to mobile revenue
Retail	1,576	1,501	75	5.0
Domestic wholesale	21	16	5	31.3

Total fixed to mobile revenue	1,597	1,517	80	5.3

Fixed to mobile minutes (in millions)	4,226	3,944	282	7.2

Fixed to mobile volumes have increased 7.2% largely due to continued growth in the number of mobile services in the Australian market. Yields decreased slightly due to lower capped calling and reduced rates offset by flagfall increases.

International direct

Table 13 — International direct

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
International direct revenue	266	307	(41)	(13.4)

International direct minutes (in millions)	651	740	(89)	(12.0)

The International direct® revenue decline was mainly driven by the reduction in minutes of 12.0%. This reduction was due to migration to aggressively priced prepaid calling cards and customers using other products such as e-mail and internet chat facilities. The yield has declined as a result of further capped call usage and increased discount plans offered offset by the removal of pensioner concessions from calling products and a flagfall increase.

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Telstra Corporation Limited and controlled entities

Specialised Data

Table 14 — Specialised Data

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Data revenue
Frame relay	371	354	17	4.8
ATM	62	73	(11)	(15.1)
Digital data services	256	287	(31)	(10.8)
Leased lines	258	271	(13)	(4.8)
International private lines	32	37	(5)	(13.5)
Other specialised data	39	31	8	25.8

Total data revenue	1,018	1,053	(35)	(3.3)

Permanent Virtual Circuits (in thousands)
Frame	30	28	2	7.1
ATM (incl Wholesale)	10	15	(5)	(33.3)

Data revenue declined 3.3% due to product substitution driven by technologically advanced IP and DSL based product options.

Frame relay revenue growth was driven by strong performance domestic frame relay, as there was a migration from digital data services, leased lines and international private lines.

ATM revenue declined due to the loss of a significant contract in the first half of the year, an increase in discounting of 8%, signalling the maturity of this product as it competes with the migration to newer IP based options and movement of wholesale customers to a new wholesale ATM product.

DDS (Digital Data Services) revenue drop was due to the product being a mature product with customers now migrating to newer technologies such as frame relay, exploring other options such as outsourcing and building their own IP platforms.

Leased Lines is a mature product that saw declines in megalink and voice graded dedicated lines revenue.

International private lines revenue decreased due to intense competition and excess capacity in the market driving prices/yields down in the Asian region.

The increase in other data revenue was attributable to EFTPOS product migration to Argent dial-up from the Transend platform.

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Telstra Corporation Limited and controlled entities

ISDN

Table 15 — ISDN

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
ISDN revenue
Access	401	390	11	2.8
Calls
Data	221	282	(61)	(21.6)
Voice	305	279	26	9.3

Total calls	526	561	(35)	(6.2)

Total ISDN revenue	927	951	(24)	(2.5)

ISDN access lines (basic access line equivalents) (in thousands)	1,288	1,213	75	6.2

ISDN access revenue has grown 2.8% due to the penetration into the SME and consumer market as corporate customers migrate to more advanced data products such as frame relay and the use of ISDN where ADSL coverage limitations exist. Consequently, the number of ISDN access lines has grown 6.2%.

The 6.2% call reduction comprises a 21.6% drop in data call revenue. ISDN data corporate customers have been migrating to products such as ADSL, frame relay and IP solutions as well as competitors’ offerings on new technologies at reduced tariffs. This was offset by an increase in voice call revenue of 9.3%. This increase was driven by a greater proportion of customers using ISDN for voice instead of data as this product moves into SME and consumer segments and the introduction of a new pricing structure including a thirty minute block time, rather than per minute charging.

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Telstra Corporation Limited and controlled entities

Advertising and directories

Table 16 — Advertising and Directories

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Advertising and Directories — Reported	1,351	1,217	134	11.0
Less Adjustments	44	0	44	N/M

Advertising and Directories — Underlying	1,307	1,217	90	7.4

Reported advertising and directories revenue increased 11.0%. After excluding the Trading Post, underlying advertising and directories revenue increased 7.4%. White Pages revenue increased 12.9% or $27 million due to the continued success of additional colour listing options and continued growth in e-mail and web listings. Yellow Pages revenue increased 3.8% or $37 million due to growth in non-metro publications and the full and half page advertising options and online display advertising options. In addition, other directory products including online and Yellow Pages Connect experienced growth of 41.4% or $27 million largely due to new customer take up and new and attractive product enhancements.

Intercarrier services

Table 17 — Intercarrier services

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Intercarrier services revenue	1,138	1,155	(17)	(1.5)

The decline in intercarrier services revenue was driven by:

•	A reduction in wholesale transmission products due to pricing pressures from an oversupply of capacity in the market, including a 30% increase in discount on access network transmission contracts and the cancellation of the Optus Nullarbor service; and

•	A wholesale long distance and international revenue decline of 67% as volumes were down.

These have been partly offset by:

•	An increase in SMS interconnect revenues of 32% or $15 million driven by a 36.9% increase in traffic reflecting a marginally lower yield; and

•	Increase in wholesale ATM 197% or $11 million reflecting a steady take-up of the wholesale ATM offer.

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Telstra Corporation Limited and controlled entities

Inbound calling products

Table 18 — Inbound calling products

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Inbound calling products revenue	476	494	(18)	(3.6)

B party minutes (in millions)	2,708	2,655	53	2.0
A party calls (in millions)	938	918	20	2.2

Inbound calling products revenue has declined 3.6%, driven primarily by the 12.7% or $12 million decline in Freecall™ 1800. Intense pricing competition leading to yield erosion and a declining customer base has significantly impacted this product. Though call minutes have been down only slightly, usage yield was down 16.7%.

A Party revenue grew $3 million driven by growth in Priority® 1300 call revenue, which has increased 9.9% as reflected by a 2.2% increase in the number of A Party calls and offset by a decline in Priority® One3™ call revenue.

B Party revenue declined $2 million driven by a decline in Priority® One3™. Call minutes grew 2.0% reflecting the revenue growth in Priority® 1300 of $3 million.

Other Inbound product revenue, including Infocall (190) and Infocall Cascade was down 15.7% to $37 million due to the exit of Internet dialler applications in August 2003.

Solutions management

Table 19 — Solutions management

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Solutions management revenue	489	487	2	0.4

Revenue from solutions management was derived from managing all or part of a customer’s information technology or telecommunications services as well as providing hosting solutions.

Managed solutions grew 0.4% due to the signing of a whole of business contract with a large banking institution, incremental growth in existing contracts and the commencement of other new contracts in 2003/2004. These wins have been offset by a revenue decline due to the close out of some contracts.

Managed WAN is a growth product offering design, install and management of a tailored wide area network. Product revenue growth was 12.3% driven by increased activity in two major corporate contracts.

Radio Services revenue has declined, due to the completion of a major design & construction contract.

Corporate and SME hosting services experienced growth of 24.2% off a low base of $17m.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Other controlled entities

Table 20 — Other controlled entities

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Total other controlled entity revenue	1,494	1,678	(184)	(11.0)

Comprising:
Hong Kong CSL	726	908	(182)	(20.0)
TelstraClear	574	548	26	4.7
Telstra Europe	88	40	48	120.0
Telstra Inc	35	34	1	2.9
Other CE	71	148	(77)	(52.0)

	1,494	1,678	(184)	(11.0)

Revenue from controlled entities declined by 11.0%, driven by:

•	Declined sales revenue in Hong Kong CSL due to unfavourable currency fluctuations, $149 million and pricing competition, $32 million;

•	Other controlled entities revenue decline of 52.0%. Telstra Multimedia sales revenue declined $74 million due to customer sales and service centres now being directly operated by Foxtel and reduction of Foxtel share of cable revenue. The sale of Mobitel in October 2002, represented a decline of $8 million.

These decreases were partly offset by:

•	Telstra Europe revenue growth due to the acquisition of customer & network base from Powergen and Cable Telecom in the UK;

•	Telstra Clear’s revenue grew 4.7%. Retail revenue growth of 8.7% was offset by a decline in wholesale revenue of 8.4%;

•	Other controlled entities increases include Global Business Asia Group $7 million as Singapore and Hong Kong operations were set up toward the end of last financial year and InsNet revenue growth of $5.4 million, was driven by new service initiatives including eTrading and ePayments.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Customer premises equipment

Table 21 — Customer premises equipment

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Customer premises equipment revenue	184	194	(10)	(5.2)

Revenue from customer premises equipment has declined by 5.2% due to the continued retail competition for fixed line handsets.

Payphones

Table 22 — Payphones

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Payphones revenue	141	148	(7)	(4.7)

Payphones (in thousands)	64	67	(3)	(4.5)

Revenue decline in Payphones 4.7% was driven by a decrease in the number of Telstra operated payphones 2.0% and privately operated payphone services 7.2%. The decrease in services was due to the gradual removal of older technology phones such as coin only payphones and the substitution of payphone usage with mobile phones.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Other sales and services

Table 23 — Other sales and services

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)			%
Total other sales and services
Telstra information and connection services	118	128	(10)	(7.8)
Customnet & spectrum	113	112	1	0.9
Virtual private network	21	27	(6)	(22.2)
Card services	64	84	(20)	(23.8)
Security Products	51	48	3	6.3
Conferlink	46	48	(2)	(4.2)
Commercial works	41	36	5	13.9
Cable Recovery	11	56	(45)	(80.4)
Bundling Pay TV	150	23	127	552.2
External Construction	70	159	(89)	(56.0)
Other	33	51	(18)	(35.3)

Total other sales and services	718	772	(54)	(7.0)

Telstra information and connection services have been declining as customers move to online directory services rather than using the traditional operator assisted directory services.

Virtual private network (VPN) revenue declined as customers are being offered new tariff options to migrate to IP technology. International VPN decline was due to a large banking institute no longer using VPN, they have moved to an alternative product and tariff option.

Card services have declined largely due to a reduction in Phoneaway® revenue from international calls, as customers migrate to cheaper calling cards. Telecard usage declined as substitutes are now available such as mobiles, prepaid card and direct dial. Homelink revenues have also declined as the product was substituted by mobiles and reverse charge product by competitors, whilst Say G’day call revenue declined, impacted by a highly competitive and price driven market.

Cable recovery has declined due to the winding down of work to recover and recycle disused copper cable.

Revenue from Pay TV has grown $127 million attributable to the introduction of bundling of Foxtel and Austar services by Telstra in December 2002. Telstra bundled SIOs have increased 85% to 235,000 at June 2004.

External construction revenue has declined 56.0% due to lower industry construction activity levels both domestically and internationally and the break up and re-integration of the network, design and construction (NDC) business.

Other represents miscellaneous products, and includes a prior period accounting adjustment.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

Other Revenue

Table 24 — Other revenue

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)			%
Total other revenue — reported	543	1,121	(578)	(51.6)
Less adjustments	330	859	(529)	(61.6)

Total other revenue — underlying	213	262	(49)	(18.7)

Comprising:
Dividends received/receivable	1	1	0	0.0
USO Levy Receipts	71	72	(1)	(1.4)
Rental/Leases	23	33	(10)	(30.3)
Miscellaneous revenue	118	156	(38)	(24.4)

	213	262	(49)	(18.7)

Where adjustments comprise:
Revenue from sale of:
Property, plant and equipment	102	811	(709)	(87.4)
Controlled Entities	0	17	(17)	N/M
Listed securities and other corporations	24	7	17	242.9
Joint Ventures	0	3	(3)	N/M
Associates	204	17	187	1,100.0
Business	0	4	(4)	N/M

Total adjustments	330	859	(529)	(61.6)

The reported other revenue reduction was primarily due to the sale of seven commercial properties for $570 million in the prior year. Sales this financial year include the divestment of IBMGSA, PTMitra, Commander Communications and the write-down in fleet asset value.

Excluding this revenue and other revenue generated from sales of assets and investments, other revenue declined 18.7%.

This decline was due to the completion of the rural telecommunications infrastructure fund project, a decline in IBMGSA Loyalty Receipts and a decline in miscellaneous billings.

The reduction of $10 million in other rental/leases relates to lower levels of Telstra fleet hire and property rental.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

Operating expenses

Table 25 — Operating expenses

	Year Ended 30 June 2004
	2004		2003		Reported Underlying[1]
	Reported	Underlying[1]	Reported[1]	Underlying[1]	Change	Change
					%	%
	(in $ millions)
Expenses
Labour	3,218	3,204	3,204	3,204	0.4	0.0
Goods and services purchased	3,420	3,409	3,615	3,550	(5.4)	(4.0)
Other expenses	4,389	3,912	4,602	3,915	(4.6)	(0.1)

Expenses before equity acc/depn/amort/interest	11,027	10,525	11,421	10,669	(3.4)	(1.3)

Share of net loss from associates and joint venture entities	78	78	1,025	84	(92.4)	(7.1)

Total operating expenses before depn/amort/interest	11,105	10,603	12,446	10,753	(10.8)	(1.4)
Total depreciation/amortisation	3,615	3,611	3,447	3,447	4.9	4.8

Total operating expenses before interest	14,720	14,214	15,893	14,200	(7.4)	0.1

Reported operating expenses decreased by 7.4%. Operating expenses in the year ended 30 June 2004 included the net book value of assets sold of $114 million, operating expenses of Trading Post $35 million (Sensis acquired Trading Post in March 2004), IBMGSA contract exit costs of $130 million, the provision for recoverability of Reach loan of $226 million and the reduction in value of investments of $1 million. The year ended 30 June 2003 included net book value of assets sold of $661 million which included the proceeds from the sale of seven commercial properties, a reduction in value of investments of $991 million, including the non-cash write down of the investment in Reach Ltd of $965 million, and one-off Reach contract exit costs of $41 million.

After excluding these items, the full year operating expenses increased by 0.1%. Excluding depreciation and amortisation, operating expenses decreased by 1.4%.

The decrease in expenses was driven by cost reduction programs of $313 million and lower network payments, redundancy costs, and foreign exchange impacts, offset by increased cost of sales, including Pay TV bundling, costs associated with improved customer service and salary rises.

Operating expenses were consistent across the two halves of the current financial year. The operating expense decrease of 1.4% in the current year predominantly resulted from cost levels being higher in the first half of the prior year. The first half of the year ended 30 June 2003 was prior to the renegotiation of international network payments in January 2003, and was at a time of higher levels of mobile handset subsidies.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

Labour expense

Table 26 — Labour expense

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions except for statistical data)%
Total labour expense — reported	3,218	3,204	14	0.4
Less adjustments — Trading Post	14	0	14	N/M
Labour expense — underlying	3,204	3,204	0	0.0

Full time staff & equivalents — reported (i)	41,941	42,064	(123)	(0.3)
Less adjustments — Trading Post	598	0	598	N/M

Full time staff & equivalents — underlying(i)	41,343	42,064	(721)	(1.7)

(i) Includes NDC full time & equivalents. Corresponding labour expense for NDC were recorded in costs of external contracting and cost of sales prior to integration in August 2003.

Reported labour expenses increased slightly, however after excluding Trading Post underlying labour expenses remained flat due to:

•	Salary increases of $132 million or 4% due to enterprise agreements and annual reviews;

•	Increases in the use of part time, casual staff and overtime, to provide flexibility in meeting customer service demands;

•	A change in the accounting treatment of NDC labour, from service contracts and cost of sales to labour expense following integration.

These were offset by reductions in:

•	A decline in underlying full time staff and equivalents of 721 or 1.7%;

•	A reduction in redundancy expense of $111 million;

•	A reduction in Hong Kong CSL labour expense of $12 million due to exchange rate movements;

•	Higher prior year superannuation charges in Hong Kong CSL

An actuarial investigation of Telstra Super based on the fund’s position as at 30 June 2003 confirmed that a surplus continued to exist in the fund. As per the recommendations of the actuary, a contribution is not expected to Telstra Super during 2004-05.

The continuation of the holiday is dependant on the performance of the fund and the situation will be closely monitored in the light of the current financial market performance.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

Goods and services purchased

Table 27 — Goods and services purchased

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Total goods and services purchased — reported	3,420	3,615	(195)	(5.4)
Less adjustments	11	65	(54)	(83.1)

Total goods and services purchased — underlying	3,409	3,550	(141)	(4.0)

Comprising:
Goods and services purchased — underlying
Cost of goods sold	543	556	(13)	(2.3)
Usage commissions	241	235	6	2.6
Handset subsidies	286	282	4	1.4
Network payments	1,788	1,928	(140)	(7.3)
Commercial Project Payments	125	234	(109)	(46.6)
Other	426	315	111	35.2

	3,409	3,550	(141)	(4.0)

Reported goods and services purchased decreased 5.4%. After adjusting for the exit costs of the old Reach contract in the year ended 30 June 2003 and Trading Post cost of goods sold in the current year, underlying goods and services purchased declined by 4.0% or $141 million. The reductions mostly comprise:

•	Cost of goods sold declined by $13 million or 2.3 % from reduced purchases due to lower sales of handsets with the continual take-up of the mobile repayment option and a shift in product mix towards lower cost prepaid phones. In addition, favourable exchange rate movements impacted the Hong Kong CSL business and contributed to the reduction in cost of goods sold.

•	International network payments declined, driven by a reduction of $125 million in charges from Reach for international network connections following the commencement of a new pricing structure from January 2003. Additional reduction of $63 million was due to favourable $US exchange rates this financial year, together with a $35 million reduction from lower in international call volumes.

•	Commercial project payments expenditure reduced, which largely comprised costs of construction activities provided by NDC and external parties. The reduction was primarily due to the closure of the international business and the reduction in the domestic construction market. In addition, NDC has been integrated into other Telstra activities, which has resulted in external works costs being classified as labour and other expenses from goods and services purchased.

•	Other goods and services decreases include mobile dealer administration fees, $11 million lower from renegotiated rates and the deferment and amortisation over average contract life.

Increases in goods and services purchased comprise:

•	Domestic network payments increased $78 million from higher volumes of mobile and SMS terminating traffic. Other network payments, including offshore subsidiaries, increased $4 million.

•	Other goods and services purchased includes an increase in PayTV service fees of $127 million due to the increase in bundled Foxtel and Austar subscribers.

•	Increased expenditure for usage commissions of 2.6% due to an increase in dealer sales of prepaid and CDMA products

•	Increases in handset subsidies expenditure, primarily due to the expansion of market offerings in the second half of the current year.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

Other expenses

Table 28 — Other expenses

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Total other expenses — reported	4,389	4,602	(213)	(4.6)
Less adjustments	477	687	(210)	(30.6)

Total other expenses — underlying	3,912	3,915	(3)	(0.1)

Comprising:
Rental expense on operating leases	529	584	(55)	(9.4)
Bad debts/recovery costs/doubtful debts	182	193	(11)	(5.7)
Inventory Writedowns	5	5	0	0.0
Net foreign currency conversion losses/(gains)	17	(17)	34	200.0
Audit fees	8	6	2	33.3
Service contracts and other agreements	1,547	1,706	(159)	(9.3)
Marketing	333	316	17	5.4
General administration	863	770	93	12.1
Other operating expense	428	352	76	21.6

Total other expenses — underlying	3,912	3,915	(3)	(0.1)

Where adjustments comprise:
Net book value of assets sold:
Property, plant and equipment	64	638	(574)	(90.0)
Investments in controlled entities	0	12	(12)	N/M
Investments in associated entities	34	8	26	325.0
Investments in listed entities and other corporations	16	9	7	77.8
Business	0	(6)	6	N/M

Net book value of assets sold:	114	661	(547)	(82.8)
Trading Post	6	0	6	N/M
Reduction in value of investments	1	26	(25)	(96.2)
Reduction in value of amounts owed by Joint Venture	226	0	226	N/M
Other adjustments (IBMGSA Exit Costs)	130	0	130	N/M

Total Adjustment	477	687	(210)	(30.6)

The decrease in reported other expenses has been driven by the cost of asset and investment sales, with the financial year ended June 2003 including the sale of seven commercial properties. This decline was offset by a one-off payment made to exit the IBMGSA IT services contract, the disposal of interests in several associated entities and the provision for the recovery of Reach loan in the current year.

Underlying other expenses decreased 0.1% with:

• Service contracts and other agreements reducing $159 million or 9.3% largely due to:

•	Cost reduction initiatives in the IT services area;

•	The reclassification of wideband and associated recovery costs capitalised in prior periods;

•	The cessation of the cable recovery and recycling project in the year ended 30 June 2003;

•	Foxtel customer sales and service centre costs incurred in the year ended 30 June 2003, now operated directly by Foxtel; and

•	The integration of NDC into Telstra activities, with these savings offset across various expense categories.

Offset by increases in:

•	Field work out-sourced due to increased volumes across pre-provisioning, faults arising from bad weather, Foxtel digital migration program and additional broadband demand;

•	Consultancy costs for special project work including market research, benchmarking, feasibility studies, productivity projects and to implement changed legislative and regulatory requirements;

and

•	Expenditure aimed at improving customer service standards and customer retention rates in rural areas.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

•	A decline in rental expenses on operating leases, which has eventuated from the reclassification of some Telstra Enterprise Services IT costs on integration into Telstra activities, resulting in an offsetting increase in general and administration costs.

•	A decrease in bad and doubtful debts due to lower provisions and write offs, offset by a decrease in recoveries as there was no sale of debt in the year ended 30 June 2004.

The decreases were offset by the following increases:

•	An increase in other operating expenses primarily due to:

•	integration of NDC into Telstra activities and the removal of the inter-company profit adjustment offset in service contracts and other agreements;

•	increases across repairs and maintenance, materials usage and vehicle operating costs, also impacted by the NDC integration; and

•	reduction in overhead costs capitalised due to a change to the IT overhead capitalisation methodology and reduction of support costs subject to capitalisation.

•	An increase in general and administration costs, which has eventuated from the reclassification of some Telstra Enterprise Services IT costs on integration into Telstra activities, and is offset in rental expenses on operating leases. Increases across light & power, training/seminars, postage/freight/courier and travel have also contributed to the increase.

•	Currency conversion costs increased primarily due to the currency gains in the year ended 30 June 2003 from the revaluation of borrowings to reflect the fluctuation in exchange rates, with no such borrowings exposure in the year ended 30 June 2004.

•	Marketing costs increased primarily due to new initiatives and sponsorships. With the Corporate focus on the broadband product set as a major growth opportunity for Telstra, considerable resources have been devoted to the promotion of broadband through various media advertising outlets, relative to the corresponding period.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

Share of net loss from associates and joint venture entities

Table 29 — Share of net loss from associates and joint venture entities

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Share of net loss from associates and joint venture entities — reported	78	1,025	(947)	(92.4)
Less adjustments	0	941	(941)	N/M

Share of net loss from associates and joint venture entities — underlying	78	84	(6)	(7.1)

Reported net equity accounted losses decreased as a result of higher activity in the prior year, including a non-cash write-off of the investment in Reach Ltd of $965 million, which was partly offset by the impact of Reach contract exit benefit to the equity accounted result for the year ended 30 June 2003.

After excluding these items, equity accounted losses remained relatively flat and comprised of:

•	decreased losses in E-card of $8 million as it was in the process of being liquidated and Solution 6 $2.6 million due to the sale of the investment;

•	reduced losses in Australian Japan Cable (AJC), Reach and Foxtel following the suspension of equity accounting when the carrying value of the investment was written-down to zero; and

•	increased profits in PT Mitra Global Telekomunikasi Indonesia of $3.5 million relates to normal trading activity growth over the financial year.

These were offset by:

•	increased losses in Xantic due to an abnormal write-off as a result of restructuring; and

•	reduced profits in IBMGSA following the divestment of a 22.6% interest in IBMGSA in September 2003.

     Full Year 03/04 Financial Highlights
     12 August 2004

Telstra Corporation Limited and controlled entities

Depreciation and Amortisation

Table 30 — Depreciation and amortisation

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Total depreciation and amortisation — reported	3,615	3,447	168	4.9
Less adjustments	4	0	4	N/M
Total depreciation and amortisation — underlying	3,611	3,447	164	4.8

Comprising:
Depreciation	2,872	2,754	118	4.3
Amortisation (excl goodwill)	619	577	42	7.3
Goodwill amortisation	120	116	4	3.4

	3,611	3,447	164	4.8

Depreciation and amortisation increase of 4.8% was due to an increase in depreciation on communications plant and software, attributable to asset additions of $2.4 billion, which was consistent with the level of capital expenditure over recent years. This was partially offset by a decrease in depreciation on communications plant following service life changes, reclassification of assets, lower IT Server depreciation from the sale of leaseback transactions and the retirement of test equipment.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

International

Hong Kong CSL financial summary

Table 31 — Hong Kong CSL Financial Summary

	Year Ended 30 June 2004
	2004	2003	2004	2003
	(in A$ millions)		(in HK$ millions)
Total revenue	726	920	4,022	4,224
Total opex	492	568	2,729	2,610
EBITDA	234	352	1,293	1,614
EBIT	9	108	477	770
CAPEX	94	68	524	320
EBITDA margin	32.2%	38.3%	32.1%	38.2%

Amounts presented in HK$ have been prepared in accordance with AGAAP.

Amounts presented in A$ represent amounts included in Telstra’s consolidated result.

Hong Kong CSL continued to perform in a challenging market, mainly due to significantly increased market competition and local voice price erosion.

The results in HK$ for the year ended 30 June 2003, included HK$234 million in one-offs, being proceeds of asset sales of HK$56 million, decreases in labour provision of HK$44 million and gain on Treasury Fund of HK$222 million. When these transactions are excluded, Hong Kong CSL’s EBITDA decreased 6.3% as opposed to a decrease of 19.9% when included.

Hong Kong CSL has maintained its brand and technology lead in Hong Kong despite the recent Hutchinson 3G launch.

Sales revenue has declined HK$147 million year on year as a result of aggressive competitive pricing, including prior year asset sales, total revenue decreased HK$202 million. Voice revenue declined significantly and was partially offset by strong growth in handset sales, attributable mainly to the introduction of new handset models. As well as data revenue through the launch of new MMS handsets and innovative contents and applications and recovery in International revenue to pre SARS levels.

The decline in total revenue has been exaggerated by the depreciating HK$ against A$. A$ EBIT includes amortisation of goodwill.

Hong Kong CSL is Hong Kong’s leading provider of mobile voice and data services, serving over one million customers, equating to approximately 32% of the value of Hong Kong’s mobile market.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

REACH financial summary

Table 32 - REACH Financial Summary

	Year Ended 30 June 2004
	2004	2003
(In US$ millions)
Total revenue	858	1074
EBITDA	85	246
EBIT	(2,719)	61
Net Profit	(2,744)	(46)

(in A$ millions)
Telstra 50% Share	N/A	57
Less Amortisation of Goodwill	N/A	(60)
Add Amortisation of Unrealised Profit	N/A	22

Equity accounted profit (Excl Investment Write off)	N/A	19
Net write down of investment in reach	N/A	(965)

Equity accounted profit/(loss)	N/A	(946)
Less Adjustments
Net write off of investment in reach	N/A	965
Reach contract exit	N/A	(24)

Equity Accounted profit/(loss) — underlying	N/A	(5)
Provision for recoverability of REACH loan	226	N/A

Amounts presented in US$ have been prepared in accordance with USGAAP.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result.
Equity accounting of REACH ceased as at 31 December 2002.

REACH has been operating in a difficult environment for a sustained period and the industry is expected to remain challenged for a period of time. This has been mainly due to aggressive pricing; due to excess capacity in the international cable industry. However there has been some evidence of improved pricing stability on certain routes

During 2004, REACH took an impairment write-down on property, plant & equipment and intangibles of US$2.6 billion as a result of the continued deterioration in the global wholesale communications industry, as well as other one-off provisions of US$80 million.

Total revenue has declined 20% due to prices for International voice and data carriage falling at a rapid rate and the growth in usage not being sufficient to compensate for the loss in revenue due to price reductions.

Revenue declines have been partially offset by increases in internet volumes of 110% and private lines bandwidth volumes of 85% . Progress has been made on cost containment of key operating expense drivers

REACH is Asia’s largest international wholesale carrier of combined voice, International Private Leased Lines and Internet protocol data services. It has been ranked among the top carriers of international voice traffic in the world as well as being named Asia Pacific’s best IP backbone operator for three years in succession.

Telstra and its joint venture partner PCCW have agreed with REACH’s banking syndicate to buy REACH’s $US1.2 billion term loan for $US311 million. This places REACH on a more equal footing with its competitors.

Telstra has raised a provision for the recoverability of a $226 million loan made to REACH.

The outlook for the REACH business is expected to remain challenging for a period of time. The focus will continue to be on improvements in customer service and productivity, which includes a suite of new IT systems platforms aimed at enhancing operational performance and customer satisfaction.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

TelstraClear financial summary

Table 33 — TelstraClear Financial Summary

	Year Ended 30 June 2004
	2004	2003	2004	2003
	(in A$ millions)		(in NZ$ millions)
Total revenue	574	548	652	615
Total opex	469	467	533	524
EBITDA	105	81	119	91
EBIT	(33)	(60)	(33)	(70)
CAPEX	94	119	106	134
EBITDA margin	18.3%	14.8%	18.3%	14.8%

Amounts presented in NZ$ have been prepared in accordance with AGAAP.

Amounts presented in A$ represent amounts included in Telstra’s consolidated result.

Revenue growth of NZ$37 million or 6.0% has been achieved from continued strong retail revenue growth of 8.5%. This was partially offset by a wholesale decrease of 7.1% due to rate reductions in the wholesale market with international carriers. The company is now performing ahead of expectations when acquired and is serving over 400,000 residential, business and government customers.

Improved year on year EBIT reflects continued focus on growing revenue, driving expense efficiencies and investing capital wisely.

Broadband leadership has led to a 10% uptake for TelstraClear’s residential network customers due to their pricing and traffic plans.

Leadership in Internet Protocol network has been maintained with 100% customer growth.

TelstraClear has achieved and continues to seek improved regulatory and commercial outcomes to help access and service customers in all market segments. An example of this has been the ability to begin reselling residential services to the 90% of New Zealand homes that have had no choice of service provider.

TelstraClear continues to be the second largest full service carrier in New Zealand with approximately 12% revenue market share.

Full Year 03/04 Financial Highlights

12 August 2004

Telstra Corporation Limited and controlled entities

Net borrowing costs

Table 34 — Net borrowing costs

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Gross borrowing costs	841	984	(143)	(14.5)
less capitalised interest	(74)	(105)	31	(29.5)

Borrowing Costs	767	879	(112)	(12.7)
Interest received/receivable	55	84	(29)	(34.5)

Net borrowing costs	712	795	(83)	(10.4)

Net borrowing costs declined for the year ended 30 June 2004 due to:

•	Reduction of interest expense as a result of the reduced average debt portfolio in the current year and close out of interest rate swaps in the prior corresponding period;

Offset by

•	Reductions in interest received as a result of lower holdings of short-term liquid assets and interest revenue generated by the PCCW convertible note following partial redemption in the prior year.

Income tax expense

Table 35 — Income Tax Expense

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Income Tax Expense — Reported	1,731	1,534	197	12.8
Add adjustments	96	189	(93)	(49.2)

Income Tax Expense — underlying	1,827	1,723	104	6.0

Reported income tax expense increased by 12.8% due to:

•	the $58 million benefit arising from the adoption of the tax consolidation legislation in the current year being lower than the $201 million benefit recognised in the prior year. These once off benefits reflect the increase in the future income tax benefit arising from the resetting of taxable values of the subsidiary’s assets;

•	Offset by increase of non deductible expenses in the current year including the non-deductibility of the provision of recoverability of the Reach loan;

After taking into account the tax consolidation benefit, the tax effect on asset and investment sales, IBM GSA contract exit costs in the current year and Reach contract exit cost in the prior year, underlying income tax expense increased by 6.0% which was attributable to an increase in the underlying profit before tax of 3.8% and an under provision for income tax expense of $24 million from the previous year.

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Cash flow

Table 36 — Cash flow data

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Net cash provided by operating activities	7,433	7,057	376	5.3
Net cash used in investing activities	(3,270)	(2,492)	(778)	31.2

Operating Cash Flow less Cash Flow used in Investing Activities	4,163	4,565	(402)	(8.8)
Net cash used in financing activities	(4,776)	(4,317)	(459)	10.6

Net increase/(decrease) in cash	(613)	248	(861)	(347.2)

Operating Cash Flow less Cash Flow used in Investing Activities	4,163	4,565	(402)	(8.8)
Less Adjustment: Large one off acquisition and asset or investment sales	(638)	570	(1,208)	N/M

Operating Cash Flow less Cash Flow used in Investing Activities
(excl Large one off acquisition and asset or investment sales)	4,801	3,995	806	20.2

Operating cash flow less cash flow used in investing activities (free cashflow) declined 8.8% for the year ended 30 June 2004, and included the acquisition of Trading Post. In the prior year investing cashflows included the proceeds from the sale of commercial properties. After removing the impact of the Trading Post acquisition and the prior year sale of commercial properties, free cashflow growth was 20.2% or $806 million.

Operating cashflow of $7.4 billion increased by 5.3% due to improvements in working capital, reductions in interest paid from lower debt levels and prior year closure of interest rate swaps, offset by growth in income tax paid due to a higher instalment rate driven by lower tax depreciation levels.

Cash used in investing activities increased 31.2% or $778 million and included the Trading Post acquisition and lower asset sales offset by lower operating capital expenditure.

Net cash used in financing activities increased due to the $1.0 billion share buy back in November 2003.

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Table 37 — Net cash used in investing activities

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)%
Switching	298	376	(78)	(20.7)
Transmission	378	378	—	0.0
Customer access	844	959	(115)	(12.0)
Mobile telecommunications networks	416	449	(33)	(7.3)
International assets	192	193	(1)	(0.5)
Capitalised software(ii)	452	583	(131)	(22.5)
Other	507	426	81	19.0

Operating capital expenditure	3,087	3,364	(277)	(8.2)
Capitalised interest included in above	(74)	(105)	31	(29.5)

Capital expenditure excluding capitalised interest	3,013	3,259	(246)	(7.5)
Add: patents, trademarks and licences (including 3G spectrum)	2	2	—	0.0
Add: investments	668	71	597	840.8

Capitalised expenditure (excl. int.) and investments	3,683	3,332	351	10.5
Sale of capital equipment, investments and other	(413)	(840)	427	(50.8)

Net cash used in investing activities	3,270	2,492	778	31.2

Capital expenditures (including interest) and investments	3,757	3,437	320	9.3

Domestic core operating capital expenditure(i)	2,895	3,177	(282)	(8.9)

(i)	Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure.

(ii)	Capitalised software for 2003 includes capitalised interest of $28 million which was previously classified in other.

Operating capital expenditure for the year ended 30 June 2004, declined 8.2% to $3.1 billion. Domestic core operating expenditure reduced 8.9% to $2.9 billion due to tighter control over the capital expenditure program resulting from process efficiencies. The key areas of movement on capital expenditure for the full year include:

•	lower domestic switching expenditure due to lower demand for specialised services and a more efficient utilisation of existing infrastructure to support high-speed products and headroom to meet customer demand. Underpinning the reduction was the continued trend to deliver services utilising broadband technology alternatives. The lower spend was also due to some major software upgrade programs in the 2003 year including AXE switching equipment and the SAS 7 operating system for the system 12 switch;

•	expenditure on developing the transmission assets was flat including the acquisition of the IP1 transmission system from Perth to Adelaide, providing additional capacity supporting the full range of Telstra products. Transmission based solutions have trended down with Telstra offering its traditional services using newer technologies such as Broadband based solutions;

•	decreased expenditure in mobile technologies as the current CDMA 1XRTT deployment program and government sponsored works near completion. Also, completion of the CDMA wireless local loop (WLL) project and the majority of customer demand capacity and core installation requirements for data bearer networks has reduced expenditure. Offsetting the reduction was the one off purchase of the 1xEVolution data only equipment. This broadband-like wireless service creates ‘Hot Regions’ of high speed data in capital cities, key regional cities and all major airports.

•	decreased expenditure on the customer access network (CAN) mainly due to increased efficiency of the combined broadband and narrowband program. This reduction has been achieved in part due to an improved focus on pro-active works programs and improved processes resulting in lower unit costs and reduced held orders, as well as more targeted technology deployment. The remote network program targeted the worst performing network tails in 02/03 and the reactive rehabilitation work previously done consisted of large improvement jobs. Offsetting the reduction was the increase in demand for new estates and redevelopment programs particularly in regional areas and increased demand for ADSL broadband technology.

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•	expenditure on software development has reduced primarily due to the reclassification of prior year expenditure in the current year. There have also been improvements in productivity, reduced cycle times as the IT transformation begins to take effect. Expenditure in the prior year included the rollout of some significant projects such as FuturEdge (amalgamation of the field workforce systems).

Investments for the period ending 30 June 2004 of $668 million include the acquisitions of Trading Post for $638 million and Cable Telecom $31 million. Investment expenditure of $71 million for the prior year included Foxtel Equity injections and purchase of the remaining interest in Telstra Clear.

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Corporate Governance and Board Practices

The Telstra Board aims for best practice in the area of corporate governance. This section describes the main corporate governance practices in place during fiscal 2004. Further information in relation to our corporate governance and board practices will be included in our 2004 Annual Report, including information as to our adoption of the best practice recommendations of the Australian Stock Exchange (ASX).

Further information regarding our corporate governance and board practices can also be found on our website, www.telstra.com.au/communications/corp/governance.cfm.

1. The Board of Directors

Role and responsibilities of the Board

Telstra Directors are accountable to shareholders for the management of Telstra’s business and affairs and the Board is responsible to shareholders for the overall strategy, governance and performance of the Company. The Board’s role includes:

•	providing strategic direction to the Company by working with management to establish, monitor, develop and modify the Company’s strategy and performance objectives;

•	approving significant business decisions;

•	approving the annual corporate plan;

•	establishing procedures for best practice corporate governance;

•	appointing and monitoring the performance of the CEO and approving succession plans and senior management remuneration policies and practices;

•	reporting to shareholders;

•	overseeing the establishment of appropriate compliance frameworks and controls and monitoring their operational effectiveness;

•	monitoring the integrity of internal control and reporting systems and monitoring strategic risk management systems;

•	reviewing and approving statutory accounts and monitoring financial results;

•	approving decisions concerning the capital of the Company, including capital restructures and dividend policy; and

•	complying with the reporting and other requirements of the Telstra Corporation Act.

The Board has adopted a charter and operating principles that detail the role and responsibilities of the Board and its members.

The Board delegates responsibility for day-to-day management of the Company to the Chief Executive Officer (CEO) and has put a formal delegations structure in place which sets out the powers delegated to the CEO and those specifically retained by the Board.

Board membership, size and composition

The maximum number of Directors provided for by our constitution is 13 and we currently have 10 Directors on the Board. A casual vacancy to the Board may be filled or an additional Director appointed, up to the maximum number of Directors, either:

•	by the Directors after consulting with the Communications Minister; or

•	by an ordinary resolution of shareholders.

     The tenure of the CEO is linked to his executive office, while one third of all other Directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected. A Director appointed by the Directors is subject to re-election at the next annual general meeting. The Board’s general policy on Board membership for non-executive Directors is:

•	the maximum retirement age is 72 years; and
•	the maximum tenure is 12 years (ie. four terms of three years).

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A brief biography for each Director setting out their experience and expertise, together with details of the year of initial appointment and re-election (where applicable) of each Director, is outlined in the Directors’ Report.

Role of the Chairman

The Chairman is appointed by the Board. The Chairman’s responsibilities include:

•	chairing Board meetings and shareholder meetings;

•	providing the appropriate leadership to the Board and the Company;

•	determining that membership of the Board is skilled and appropriate for the Company’s needs;

•	facilitating Board discussions with the aim of ensuring that the core issues facing the Company are addressed;

•	maintaining a regular dialogue and mentoring relationship with the CEO and Group Managing Directors;

•	monitoring Board performance; and

•	guiding and promoting the on-going effectiveness and development of the Board and individual Directors.

Director Independence

With the exception of the CEO, all Directors are non-executive Directors and each non-executive Director is considered by the Board to be independent.

Generally speaking, an independent Director is a Director who is independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of the Director’s unfettered and independent judgment.

The Board assessed the independence of each Director at the end of fiscal 2004. The Board considered the effect of a Director’s business and other relationships and interests from the perspective of both the Company and the Director and had regard to a specific set of criteria set out in the Board’s charter which are consistent with the definition of independence set out in the best practice recommendations of the ASX. Materiality was assessed on a case-by-case basis from the perspective of both the Company and the relevant Director and having regard to the Director’s individual circumstances.

Meetings of the Board

The Board meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings.

The regular business of the Board includes business investments and strategic matters, governance and compliance, the CEO’s report, financial reports and, on a rotational basis, business unit reviews. The Board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information.

Performance Evaluation

The Board regularly reviews its performance. In fiscal 2004, the Board engaged an external consultant to conduct interviews with each of the Directors to assist in evaluating the performance of the Board and the external consultant’s report was provided to each Director.

Conflicts of Interest

The Corporations Act and our constitution require Directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. A Director who believes he or she may have a conflict of interest or material personal interest in a matter is required to disclose the matter in accordance with the relevant Corporations Act and constitutional requirements.

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Board access to management and independent professional advice

Directors have complete access to the Company’s senior management. In addition to regular presentations by senior management to Board meetings, Directors may seek briefings from senior management on specific issues. Directors and Board committees are also able to obtain independent professional advice at Telstra’s cost.

2. Committees of the Board

The Board also operates through committees that hold responsibility for particular areas. The two main committees are the Audit Committee and the Nominations & Remuneration Committee. Each committee operates in accordance with a written charter, operating principles and Telstra’s constitution. There is also a Technology Committee which provides a forum to brief Directors on emerging technologies and the Company’s technology strategy. Meetings of the Technology Committee are open to all Directors.

Audit Committee

Role and responsibilities of the Audit Committee

The Audit Committee is a committee of the Board whose primary functions are to:

•	assist the Board in its oversight of the reliability and integrity of accounting policies and financial reporting and disclosure practices;

•	provide advice to the Board on financial statements, due diligence, financial systems integrity and business risks to enable the Board to fulfil its fiduciary and stewardship obligations; and

•	assist the Board in establishing and maintaining processes intended to ensure that there is:

•	compliance with all applicable laws, regulations and company policies; and

•	an adequate system of internal control, management of business risks and safeguard of assets.

Subject to the role of the Auditor-General (as explained below), the Audit Committee (not management) is also responsible for approving all audit engagement fees and programs, as well as all non-audit engagements by Telstra’s external auditors.

Composition and membership of the Audit Committee

The Audit Committee is comprised of at least three members who must be non-executive Directors who are independent of Telstra management and free from any relationship that, in the business judgment of the Board, would interfere with the exercise of their independent judgment as a member of the committee Members of the committee must also be financially literate and have sufficient financial knowledge and understanding to allow them to discharge their duties.

In addition, the chairman of the Audit Committee must not be the chairman of the Board of Directors and no Director may serve as a member of the committee if such Director serves on the audit committees of more than two other public companies.

The members of the Audit Committee during fiscal 2004 were:

•	John Stocker (Chairman);

•	John Ralph;

•	Charles Macek;

•	Anthony Clark; and

•	Catherine Livingstone.

Details of the qualifications of each member of the Audit Committee are outlined in the Directors’ Report.

John Ralph stood aside from the Audit Committee while he held the position of interim Chairman from 14 April 2004 to 20 July 2004.

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During fiscal 2004, Telstra together with the Commonwealth Auditor General (acting through the Australian National Audit Office) conducted a tender process in respect of Telstra’s audit services requirements (the tender process sought tenders for the audit services sought by both Telstra and the Auditor-General). John Stocker and Anthony Clark did not participate in the deliberations of the Audit Committee as a result of associations with the tendering firms. Belinda Hutchinson and Donald McGauchie were appointed to the Audit Committee for the purposes of assisting in consideration of the audit tenders and such appointments terminated on completion of the tender process.

Meetings of the Audit Committee

The Audit Committee meets at least four times a year or more frequently as circumstances require. Board members are entitled to attend Audit Committee meetings and the committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The committee also regularly meets with the internal auditor and the external auditors in the absence of management.

Details of the number of meetings held by the Audit Committee during fiscal 2004 and attendance by the committee members are set out in the Directors’ Report.

Nominations & Remuneration Committee

Role and responsibilities of the Nominations & Remuneration Committee

The Nominations & Remuneration Committee (N&RC) (previously known as the Appointments and Compensation Committee) is a committee of the Board whose primary functions include advising the Board on matters regarding the composition and remuneration of the Board, remuneration, appointment and performance of the CEO, remuneration of senior management and Telstra remuneration strategies and practices generally.

Composition and membership of the N&RC

The N&RC is comprised of at least three members and all members must be independent non-executive Directors, as determined by the Board. The members of the N&RC during fiscal 2004 were:

•	Donald McGauchie (Chairman from December 2003);

•	John Ralph;

•	Robert Mansfield (Chairman from 1 July 2003 to December 2003)(resigned in April 2004);

•	Charles Macek (appointed in December 2003); and

•	John Stocker (appointed in March 2004).

Robert Mansfield resigned as a member of the N&RC prior to his resignation as Chairman of the Board and as a Director of the Company on 14 April 2004.

Details of the qualifications of each member of the N&RC are outlined in the Directors’ Report.

Meetings of the N&RC

The N&RC meets at least twice a year or more frequently as required. The N&RC may request any Telstra employee to attend any meeting as it considers appropriate. However, if an employee has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.

Details of the number of meetings held by the N&RC during fiscal 2004 and attendance by the committee members are set out in the Directors’ Report.

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3. Telstra’s Remuneration Framework

Information in relation to the Company’s remuneration framework (including information regarding our remuneration strategy and policies and their relationship to company performance), together with details of the emoluments paid to Board members and senior executives during fiscal 2004, can be found in the Directors’ Report.

4. Audit Governance and Financial Reporting

Relationship with external auditor

In accordance with section 36 of the Telstra Act, it is a legislative requirement that the Auditor-General of Australia is the auditor of Telstra Corporation Limited for Australian Corporations Act purposes. The Auditor-General has appointed an agent, Ernst & Young, to assist in performing independent external audit duties at Telstra.

The Audit Committee has the authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside of Australia. Telstra, through the Audit Committee, has appointed Ernst & Young as its external auditor for filings outside Australia and in this respect and for the purposes of these audits, Ernst & Young is responsible for financial reporting purposes rather than the Auditor-General.

The Auditor-General, as auditor of Telstra, owes duties to Telstra and its shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth. Ernst & Young, as the external auditor appointed by Telstra for filings outside Australia, is accountable to the Board, the Audit Committee and shareholders.

Restrictions on performance of non-audit services and auditor independence

The Auditor-General and Ernst & Young are authorised to perform all “audit services”, being an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements. The Audit Committee approves the provision of audit services as part of the annual approval of the audit plan.

The Auditor-General does not provide non-audit services. Telstra does not engage Ernst & Young to perform any of the following non-audit services:

•	bookkeeping services and other services related to preparing Telstra’s accounting records or financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit services;

•	management functions or human resources;

•	broker or dealer, investment adviser, or investment banking services; and

•	legal services or expert services unrelated to the audit.

In addition, Ernst & Young does not provide taxation advice of a strategic or tax planning nature.

All other non-audit services may only be provided by Ernst & Young if the Audit Committee and the Auditor-General have expressly approved the provision of the non-audit service and the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.

The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written statement delineating all relationships between the Auditor-General,

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Ernst & Young and Telstra or any of its controlled entities. The statement includes a report of all audit and non-audit fees billed by the Auditor-General and Ernst & Young during the most recent fiscal year, a statement of whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and a statement regarding the Auditor-General’s and Ernst & Young’s internal quality control procedures.

The Audit Committee considers whether Ernst & Young’s provision of non-audit services to the Company is compatible with maintaining the independence of Ernst & Young. The Audit Committee also submits annually to the Board a formal written report describing any non-audit services rendered by Ernst & Young during the most recent fiscal year, the fees paid for those non-audit services and explaining why the provision of those non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.

External Auditor Rotation

As it is a legislative requirement that the Auditor-General is the Company’s auditor for Australian Corporations Act purposes, the Auditor-General is not subject to rotation. As noted above, during fiscal 2004 Telstra and the Auditor-General conducted a tender process in respect of the Company’s audit requirements. On 22 June 2004, Telstra in conjunction with the Auditor-General announced that Ernst & Young had been reappointed as the Auditor-General’s sub-contractor to assist it with audit functions for the Company in Australia and as Telstra’s auditor for its US and other overseas auditing requirements. In accordance with a practice of 5 yearly rotation of the lead audit partner, during fiscal 2004 Ernst & Young appointed a new lead audit partner.

External Auditors’ Attendance at Annual General Meeting

Our external auditors attend our annual general meeting and are available to answer shareholder questions about the conduct of our audit and the preparation and content of the auditor’s report.

Audit Committee Processes

The Audit Committee, on an annual basis:

•	reviews its charter and operating principles to determine their adequacy for current circumstances and recommends to the Board the formal adoption of the revised charter and operating principles for future operations of the Audit Committee;
•	meets separately with the internal auditor, the Auditor-General and Ernst & Young, with and without management, to discuss the results of their audits;
•	considers reports and other disclosures to be included in the Company’s annual report or other communications to shareholders on the relationships between the Auditor-General, Ernst & Young and the Company; and
•	reviews with management, the Auditor-General and Ernst & Young, the financial report to be included in the annual report, including the Auditor-General’s and Ernst & Young’s responsibilities under generally accepted auditing standards, significant accounting policies, management judgments and accounting estimates and adjustments arising from the audit, and discusses the Auditor General’s and Ernst & Young’s judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report.

Adoption of International Financial Reporting Accounting Standards

We will be required to comply with the Australian equivalents of the International Financial Reporting Standards (IFRS), as issued by the Australian Accounting Standards Board, when the Company reports for the half-year ending 31 December 2005 and year ending 30 June 2006. Further information regarding IFRS can be found in note 1.4 to our financial statements.

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5. Risk oversight and management

Some of the significant risks that could affect the Company are described in our annual reports. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. We are committed to the management of risks throughout our operations. The role of the Board includes monitoring the integrity of internal control and reporting systems and monitoring the effectiveness of how strategic, financial, operational and compliance risks are being managed. The Audit Committee provides advice to the Board on the status of business risks to the Company and relies on the work undertaken by the risk management and assurance function, which independently assesses the adequacy and operating effectiveness of the controls in place surrounding the management of risk.

Primary responsibility for risk oversight and management lies with Company management, who periodically review and update their significant business risks. The risk management and assurance function also plays a key role in this process, developing and promoting a common language and approach to be used by business units to enable them to proactively identify, manage and control their risks and transferring risk management expertise to them. The Audit Committee regularly receives reports independently prepared by the risk management and assurance function on significant business risks with an evaluation as to the adequacy and effective operation of controls that are in place surrounding the strategies applied by business units to manage these risks.

The financial risk arising from the Company’s underlying business activities is largely managed through a central treasury function which applies a prudential approach. Insurance is used to transfer significant risk exposures arising in the key areas of properties, public and product liability, and directors and officers. However, in view of its size, the Company accepts substantial “excess levels” and does not insure for risks that it can readily accommodate. Some risks cannot be effectively insured such as claims in relation to electromagnetic energy and business interruption. The central treasury function manages the liquidity, cash flow, foreign exchange, interest rate, borrowing and other financial terms and conditions, financial support arrangements, counterparty credit risk and derivatives, with the principal objectives being to minimise the volatility of economic and financial outcomes and to establish sound operational controls.

Evaluation of disclosure controls and procedures

The CEO and CFO have provided the Board with confirmation that, in all material respects, the Company’s risk management and internal compliance and control systems are sound and operating efficiently and effectively. The CEO and CFO have also provided the Board with confirmation that, in all material respects, the Company’s financial reports for the year ended 30 June 2004 present a true and fair view of the Company’s financial condition and operational results.

6. Business values, code of conduct and other company policies

Telstra has a number of internal operating policies and principles which promote ethical and responsible decision making and timely and balanced disclosure.

Telstra Values and Code of Conduct

We provide guidance to our Directors, senior management and employees on the standards of personal and corporate behaviour required of all Telstra officers and employees and how to deal with business issues through our company values and code of conduct policies. Through these policies we reinforce the standards of ethical behaviour we expect from all employees, which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training program for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the Telstra Values and code of conduct policies through employee help lines.

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Whistleblowers

We have in place a Telstra Whistleblowing Service and whistleblowing policy which give Telstra staff the opportunity to raise concerns they might have with respect to actual or suspected illegal, unethical or improper business behaviour within Telstra. The service is operated by an independent third party and matters may be notified to the service confidentially and, if the employee wishes, anonymously. This service and policy provide protection for people who make disclosures, as well as the rights of anyone who may be named or affected by a report. They are also designed to complement existing policies and procedures such as the Telstra code of conduct policy and the fair treatment and equal employment opportunity procedures.

Share Trading

We have in place a share trading policy that prohibits Directors, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including the acquisition of derivatives and financial and other products issued or created over Telstra’s shares by Telstra or any third party). This policy also restricts the buying or selling of our securities to three “window” periods (between 24 hours and 1 month following the release of our annual results, the release of our half-yearly results and the close of our annual general meeting) and at such other times as the Board permits. Trading during these window periods is subject to the overriding requirement that buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.

In addition, Directors, senior management and relevant employees must notify the Company Secretary before they or their close relatives buy or sell our securities. Changes to the interests of Directors in our securities are, as required by law, notified to the ASX.

Market disclosure

We have established procedures intended to ensure that we comply with our market disclosure obligations. In particular, we have in place a comprehensive continuous disclosure procedure which is reviewed and updated on a regular basis. The aim of this procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:

•	ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (CFO);

•	our Continuous Disclosure Committee (Committee), chaired by the Company Secretary, advises the CEO and the CFO on disclosure matters. The Committee is responsible for an internal disclosure system, which aims to ensure that information that might be discloseable is identified and reviewed quickly. The Committee’s membership includes the CFO, the Company Secretary, the Managing Director Corporate Relations, the General Counsel — Finance & Administration, the Director Business and Finance Services and the General Manager — Investor Relations;

•	senior management (including the CEO, the CFO, all other Group Managing Directors and their direct reports, all group financial controllers and all legal and regulatory counsel) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;

•	a collective recommendation regarding disclosure is then made to the CEO and the CFO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary’s office electronically to all relevant stock exchanges.

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We implement several practices internally to reinforce the importance of Telstra’s continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:

•	every Director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with the General Counsel — Finance and Administration, in relation to Telstra’s continuous disclosure obligations;

•	a weekly e-mail is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;

•	the Committee maintains a list of issues which, although not yet disclosable, are monitored in case they become disclosable;

•	all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal legal counsel to determine whether they should be disclosed;

•	an internal policy is in place governing communications with and provision of information to shareholders, brokers, analysts and financial media;

•	the Legal and Regulatory Compliance and Risk Report prepared for the Audit Committee every quarter includes reporting on continuous disclosure; and

•	the Office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on our website after market release is confirmed.

We also have in place an investor relations policy in relation to our dealings with external parties, including shareholders, brokers and analysts. The aim of this policy is to ensure that we provide investors and the financial community with appropriate and timely information whilst at the same time ensuring that we fulfil our statutory reporting obligations under the Corporations Act and the ASX Listing Rules.

Legal and Regulatory Compliance

Telstra is committed to conducting its businesses in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.

The Board is responsible for overseeing the establishment of appropriate compliance frameworks and controls and monitoring their operational effectiveness. The Audit Committee has been delegated specific responsibility for assisting the Board in discharging this responsibility and in the oversight of the Company’s compliance programs. This oversight is facilitated by the preparation of a quarterly legal and regulatory compliance and risk report summarising compliance initiatives and issues across the Company.

Telstra has a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.

The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that the Company’s approach is comprehensive, robust and rigorous.

This program based approach is supported by the corporate wide, legal and regulatory compliance framework and a network of compliance managers. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with Telstra’s obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that Telstra and its employees achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.

These initiatives reflect the Company’s commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Corporate Social Responsibility

At Telstra, we believe that corporate social responsibility (CSR) is a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we participate. Being a successful company is not just about financial performance, it is also about being a good corporate citizen, living our Telstra Values in every decision we make, every day.

On 31 October 2003, we released our first report on our performance in areas that fall into our definition of CSR. The report aimed to provide an overview of Telstra’s impact, performance and future commitments across four categories — the community, environment, economy and industry. The report was presented as a short booklet which can be found on our website, www.telstra.com.au/communications/csr. We intend to produce an online report for this year’s CSR performance and commitments.

During fiscal 2004, CSR was allocated as a responsibility to the Community Relations Group of Corporate Relations, part of the Regulatory, Corporate and Human Relations business unit. However, all parts of the business have accountability for their own CSR activities. Telstra has begun working through how CSR may be integrated long-term into our operations. We participated in the first Australian CSR Index survey devised by Business in the Community in the UK and conducted by St James Ethics Centre. The results of this review will contribute to Telstra’s future considerations and planning.

Political and Other Donations

Telstra does not make political donations. However, in line with other major publicly listed companies, we do pay fees to attend a range of functions organised by the major political parties where those functions allow for discussion on major policy issues with key opinion leaders and policy makers.

Telstra does make donations and contribute funds to community and other organisations as part of our approach to corporate social responsibility.

Shareholder Communications Strategy

We have implemented a number of initiatives to promote effective communication with our shareholders. These include:

•	maintaining an investor relations website;

•	placing all relevant announcements made to the market and related information on our website;

•	webcasting certain events such as briefings and our annual general meeting; and

•	using electronic communications to advise certain investors of significant matters that may be of interest to them.

We are also seeking to encourage our shareholders to receive their communications from us electronically through our participation in the eTree program, of which we are a foundation member. Through the eTree program, we currently donate to Landcare Australia:

•	$2 for every shareholder who chooses to receive all of their communications from us electronically; and

•	$1 for those shareholders who choose just to receive electronic shareholder reports and notices of meetings from us.

During fiscal 2004, we donated over $125,000 to Landcare Australia through this initiative.

Review of Corporate Governance and Board Practices

Telstra is committed to continually reviewing and updating its practices. As new corporate governance requirements and guidance notes are issued by the New York Stock Exchange, the US Securities and Exchange Commission or the ASX, the Board evaluates and, where appropriate, implements the relevant proposals with the aim of ensuring that we maintain best practice in corporate governance.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

7. Other Considerations

While the Commonwealth owns more than 50% of the shares in Telstra, we will remain subject to various ministerial and other controls which other publicly listed companies are not subject to. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (section 9 of the Telstra Corporation Act). The Board continues to strive to achieve best corporate governance practice, in the context of this shareholding structure.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Application of critical accounting policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are more fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of off balance sheet arrangements including contingent liabilities. We continually evaluate our estimates and judgements including those related to investments, intangible assets, capitalisation of costs, property plant and equipment, software assets developed for internal use, receivables, revenue recognition and provisions. We base our estimates and judgements on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the event that the scenario on which our assumptions are based proves to be different.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or “GAAP” have evolved. As our financial statements are prepared under AGAAP our accounting policies are necessarily compliant with all aspects of AGAAP.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Further to this, where there is no conflict with AGAAP, we also align our accounting policies with USGAAP. This reduces the number of AGAAP/USGAAP reconciliation differences required to be adjusted in note 30 to our financial statements.

In all material respects, our accounting policies are applied consistently across the Telstra group of companies. To the extent that the accounting policies of entities we account for under the equity accounting method differ materially from ours, adjustments are made to the results of those entities to align them with our accounting policies. The critical accounting policies discussed below apply to all segments of the Company.

The following are the critical accounting policies we apply in producing our AGAAP financial statements.

Carrying value of investments, goodwill and other intangibles

We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment bi-annually. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable revenue or earnings multiples, or in the case of listed investments, monitoring of market share prices. These methodologies rely on factors such as forecasts of future operating performance and long-term growth rates in the business, and the selection of appropriate market determined, risk adjusted, discount rates.

If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down the carrying value of our investments and intangibles. In applying our assessments, we have not written down significant amounts of investments, goodwill and other intangible assets during the three-year period except for the write down of our joint venture investment, REACH, amounting to A$965 million in fiscal 2003. This investment was written down due to the strong competition and excess capacity in the market that adversely impacted the recoverability.

The carrying value of our investments in joint venture entities and associated entities and other listed and unlisted entities was A$120 million at 30 June 2004, A$255 million at 30 June 2003 and A$1,302 million at 30 June 2002. The reduction in the value of our investments in fiscal 2003 reflects the impact of the write down of our investment in REACH.

The carrying value of goodwill was A$2,104 million at 30 June 2004, A$2,018 million at 30 June 2003 and A$2,063 million at 30 June 2002. On initial acquisition and at each subsequent reporting date, we assess the useful life of goodwill and other intangible assets as part of our assessment of the carrying value of the investments.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

The carrying value of our patents, trademarks and licences, brand names, customer bases and mastheads was A$1,501 million at 30 June 2004, A$1,146 million at 30 June 2003 and A$1,358 million at 30 June 2002. The patents, trademarks and licenses are amortised on a straight-line basis over the period of expected benefit (average 12 years). The 3G-spectrum license amounting to A$302 million of this balance has been held since 22 March 2001 and is not yet being amortised. Amortisation of this license will commence as soon as the first customer is connected or within 5 years from date of payment of the license fee, whichever is sooner. Brand names are amortised on a straight-line basis over an average life of 20 years and customer bases are amortised on a straight-line basis over an average life of 13 years. The mastheads were acquired as part of our acquisition of the Trading Post Group during the current year. The mastheads have been assessed as having an indefinite life and is not being amortised, however the carrying value will be reassessed at each reporting date.

Based on our most recent assessment of recoverable amount, we believe that as at 30 June 2004 our investments and intangible assets are recoverable at the amounts at which they are stated in our financial statements.

Capitalisation of costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is used in determining costs to be capitalised in relation to the following major asset categories:

•	Deferred expenditure

We defer expenditure where it is probable that the future benefits embodied in the particular asset will eventuate and can be reliably measured. Otherwise expenditures are expensed as incurred. We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. Expenditure is not deferred if it only relates to revenue that has already been recorded. Each year we also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance. A substantial portion of our deferred expenditure relate to costs deferred under SAB 104 “Revenue recognition.” These costs directly relate to the deferred revenue associated with basic access connection costs and are taken to the statement of financial performance in line with the release of revenue as earned. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$894 million at 30 June 2004, A$796 million at 30 June 2003 and A$819 million at 30 June 2002.

•	Capitalisation of software assets developed for internal use

We capitalise direct costs associated with the development of network and business software for internal use where we regard the success of a project to be probable. Management applies judgement to assess this probability.

We capitalise costs such as external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees directly associated with a project and borrowing costs incurred while developing the software.

Our capitalised software assets for internal use, after amortisation, were A$1,923 million at 30 June 2004, A$2,001 million at 30 June 2003 and A$1,804 million at 30 June 2002. If management has incorrectly assessed the probability of the success of a project we may be required to write down the value of the software assets we have recorded.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

•	Indirect overheads and borrowing costs related to construction activities

The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads and borrowing costs. Indirect overheads are generally attributable to the construction of assets, but can only be allocated to specific projects on an arbitrary basis, as they do not usually vary with construction activity volumes. Examples of indirect costs include planning and design of construction projects and the management of construction contracts.

Where a part of a business unit consists of a work force whose role is predominantly the management, design and construction of communication assets, then all indirect overheads associated with the operations and management of that work force are allocated to the projects undertaken by them. Where some projects undertaken by an organisational area do not relate to capital projects, indirect overheads are only allocated to capital projects based on the proportion that capital projects make up of the total costs of that organisational area. The remaining costs of that work force are expensed as incurred.

Borrowing costs are capitalised on all assets constructed up to the point of completion of construction. We do not specifically borrow to fund construction of assets due to the constant nature of our construction process. As a result, the allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.

Carrying value and depreciation of property, plant and equipment assets and software assets developed for internal use

Property, plant and equipment assets made up 65% of our total assets in fiscal 2004, 65% in fiscal 2003 and 61% in fiscal 2002. We therefore consider our accounting policies around the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. Land and buildings are subject to a valuation for disclosure purposes at least every three years or earlier if required, except properties that are on a disposal program, which are subject to valuation every year.

We assess the recoverable amounts of our property, plant and equipment bi-annually, based on expected future net cash flows discounted to present value. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets rather than individually. When considering this assessment, we exclude the broadband network asset, as we do not consider the broadband Hybrid Fibre Cable (HFC) network to be integrated with the rest of our telecommunications infrastructure. If our estimates of future cash flows prove to be incorrect we may be required to write down our assets in the future. In applying this policy we have not written down significant amounts of property, plant and equipment assets during the three-year period.

In addition, we assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This assessment includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets, this assessment includes a determination of when the asset may be superseded technologically. We use an “end date lifing” methodology where we believe technologies will be replaced by a certain date. Assets are grouped into classes based on technologies when making the assessments of useful lives. The review of service lives is carried out prior to commencement of each new financial year. If our assessments of useful lives prove to be incorrect we may incur either higher or lower depreciation charges in the future or, in certain circumstances, be required to write down these assets.

Software developed for internal use is an exception to the above annual revision of service lives. With reference to global industry practice it was judged that for administrative simplicity, internally developed software would, on average, have a useful life of 6 years in fiscal 2004, 6 years in fiscal 2003 and 5 years in fiscal 2002. In fiscal 2003, the weighted average useful life increased to 6 years due to a reassessment of useful lives for some major software assets. The increase in average useful life resulted in the amortisation of these assets being spread over a longer duration, decreasing our yearly amortisation charge in the statement of financial performance. However, this decrease has been offset by our growth in capitalised software assets resulting in an overall increase in amortisation expense for these assets.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited and controlled entities

Valuation of receivables

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management’s assessment of general economic conditions. A provision for doubtful debts is raised when it is considered there is a credit risk, insolvency risk or incapacity to pay a legally recoverable debt. If the financial condition of our customers deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand.

Our provision for doubtful debts was A$196 million at 30 June 2004, A$199 million at 30 June 2003 and A$221 million at 30 June 2002. Trade debtors before any provision for doubtful debts were A$2,459 million at 30 June 2004, A$2,436 million at 30 June 2003 and A$2,535 million at 30 June 2002.

Revenue recognition

We generally recognise revenues when they are earned through the delivery of a product or service. Telecommunications revenues are recorded at amounts billed plus an appropriate accrual for calls made since the last billing date.

Revenues that relate to more than one period, such as installation and connection fees, are deferred and amortised into sales revenue over the expected period of benefit in accordance with SAB 104. Deferred revenue comprises deferral of revenue from Sensis Pty Ltd relating to White Pages® and Yellow Pages® products, deferral of connection fees over the period of service and deferral by our billing system of telephone rental paid in advance.

Our Yellow Pages® and White Pages® directory advertising revenue are recognised on delivery of the published directories. We consider our directories delivered when they have been published and delivered to customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average 1 year. Voice directory revenues are recognised at the time of providing the service to customers. Classified advertisements and display advertisements revenues are recognised when the advertisement is published.

Accrued revenue comprises mainly the recognition of unbilled amounts relating to telephone usage, service and maintenance. Our billing system generates most of the accrued revenue and automatically accrues revenue for billing cycles that remain unbilled at the end of each month.

Provisions

Our calculation of annual leave entitlements is based on remuneration rates expected to be paid when the obligation is settled. We determine the accrual for annual leave entitlements using estimated remuneration rates at the time leave is expected to be settled or taken. We accrue for long service leave entitlements not expected to be paid or settled within 1 year of balance date at present values of the future amounts expected to be paid. The calculation is actuarially determined based on estimated projected increases in wage and salary rates over an average of 10 years and the probability of employees reaching their long service leave entitlement. We apply the weighted average government bond rate for the 1-year period ended on the reporting date as the discount rate. This approach was taken to limit the impact of volatility in government bond rates experienced in recent times. Our provision for employee benefits predominantly relates to the provisions for annual leave and long service leave entitlements. Our provision for employee benefits was A$871 million at 30 June 2004, A$851 million at 30 June 2003 and A$945 million at 30 June 2002. We self-insure for workers’ compensation liabilities. A provision is taken up for the present value of the estimated liability, based on an actuarial review of the liability. This review includes an assessment of actual accidents and estimated claims incurred but not yet reported. Our provision for workers’ compensation was A$216 million at 30 June 2004, A$236 million at 30 June 2003 and A$270 million at 30 June 2002.

Full Year 03/04 Financial Highlights
12 August 2004

Telstra Corporation Limited (ABN 033 051 775 556)
Normalisation Schedule
Year Ended 30 June 2004

This schedule details the adjustments made to the reported results for the fiscal of years 30 June 2004 and 2003 to arrive at the underlying business performance.

$m

				Tax
	June 03/04	Asset / Investment		consolidation			June 03/04
	Reported	Sales	Diminution[i]	benefit	Trading Post	Total Adjust.	Underlying
Mobiles
Mobile services	3,455						3,455
Mobile handsets	352						352

Total Mobiles	3,807						3,807
Internet and IP solutions	1,010						1,010
PSTN Products
Basic access	3,237						3,237
Local calls	1,504						1,504
PSTN value added services	259						259
National long distance calls	1,121						1,121
Fixed to mobile	1,597						1,597
International direct	266						266

Total PSTN	7,984						7,984
Specialised Data	1,018						1,018
ISDN (Access and calls)	927						927
Advertising and Directories	1,351				(44)	(44)	1,307
Intercarrier services	1,138						1,138
Inbound calling products	476						476
Solutions management	489						489
Other Controlled Entities (excluding HK CSL & TClear)	194						194
HK CSL	726						726
Telstra Clear	574						574
Customer premises equipment	184						184
Payphones	141						141
Other sales & service	718						718

Sales revenue	20,737				(44)	(44)	20,693
Other revenue	543	(330)				(330)	213

Total revenue	21,280	(330)			(44)	(374)	20,906

Expenses
Labour	3,218				(14)	(14)	3,204
Goods and services purchased	3,420				(11)	(11)	3,409
Other expenses	4,389	(244)	(227)		(6)	(477)	3,912

Expenses before equity acc/depn/amort/interest	11,027	(244)	(227)		(31)	(502)	10,525

Share of net loss from associates and joint venture entities	78						78

Total operating expenses before depn/amort/interest	11,105	(244)	(227)		(31)	(502)	10,603

EBITDA	10,175	(86)	227		(13)	128	10,303
EBITDA excl share of net loss from associates & joint ventures entities	10,253	(86)	227		(13)	128	10,381
Depreciation	2,873				(1)	(1)	2,872
Amortisation (excl goodwill)	619						619
Goodwill amortisation	123				(3)	(3)	120

Total depreciation/amortisation	3,615				(4)	(4)	3,611

Total operating expenses before interest	14,720	(244)	(227)		(35)	(506)	14,214

EBIT	6,560	(86)	227		(9)	132	6,692

EBIT excl share of net loss from associates & joint venture entities	6,638	(86)	227		(9)	132	6,770
Net borrowing cost (*)	712						712

Profit before income tax	5,848	(86)	227		(9)	132	5,980
Tax (excl. unusuals effect) (*)	1,731	41		58	(3)	96	1,827

Profit after tax (bef. Outside equity interests)	4,117	(127)	227	(58)	(6)	36	4,153

Outside equity interests in net (profit)/loss	1						1

Profit after tax	4,118	(127)	227	(58)	(6)	36	4,154

Effective tax rate	29.6%						30.6%
EBITDA margin on sales revenue	49.1%						49.8%
EBIT margin on sales revenue	31.6%						32.3%
Earnings per share (12723.39m shares)	32.4						32.6

$m

		Reach	Tax	Asset /
	June 02/03	contract	consolidation	Investment		Total	June 02/03	Reported	Underlying	Underlying
	Reported	exit	benefit	Sales	Diminution	Adjust.	Underlying	Growth %	Growth %	M/ment $m
Mobiles
Mobile services	3,227						3,227	7.1%	7.1%	228
Mobile handsets	386						386	(8.8%)	(8.8%)	(34)

Total Mobiles	3,613						3,613	5.4%	5.4%	194
Internet and IP solutions	817						817	23.6%	23.6%	193
PSTN Products
Basic access	3,083						3,083	5.0%	5.0%	154
Local calls	1,567						1,567	(4.0%)	(4.0%)	(63)
PSTN value added services	280						280	(7.5%)	(7.5%)	(21)
National long distance calls	1,162						1,162	(3.5%)	(3.5%)	(41)
Fixed to mobile	1,517						1,517	5.3%	5.3%	80
International direct	307						307	(13.4%)	(13.4%)	(41)

Total PSTN	7,916						7,916	0.9%	0.9%	68
Specialised Data	1,053						1,053	(3.3%)	(3.3%)	(35)
ISDN (Access and calls)	951						951	(2.5%)	(2.5%)	(24)
Advertising and Directories	1,217						1,217	11.0%	7.4%	90
Intercarrier services	1,155						1,155	(1.5%)	(1.5%)	(17)
Inbound calling products	494						494	(3.6%)	(3.6%)	(18)
Solutions management	487						487	0.4%	0.4%	2
Other Controlled Entities (excluding HK CSL & TClear)	222						222	(12.6%)	(12.6%)	(28)
HK CSL	908						908	(20.0%)	(20.0%)	(182)
Telstra Clear	548						548	4.7%	4.7%	26
Customer premises equipment	194						194	(5.2%)	(5.2%)	(10)
Payphones	148						148	(4.7%)	(4.7%)	(7)
Other sales & service	772						772	(7.0%)	(7.0%)	(54)

Sales revenue	20,495						20,495	1.2%	1.0%	198
Other revenue	1,121			(859)		(859)	262	(51.6%)	(18.7%)	(49)

Total revenue	21,616			(859)		(859)	20,757	(1.6%)	0.7%	149

Expenses
Labour	3,204						3,204	0.4%
Goods and services purchased	3,615	(65)				(65)	3,550	(5.4%)	(4.0%)	(141)
Other expenses	4,602			(661)	(26)	(687)	3,915	(4.6%)	(0.1%)	(3)

Expenses before equity acc/depn/amort/interest	11,421	(65)		(661)	(26)	(752)	10,669	(3.4%)	(1.3%)	(144)

Share of net loss from associates and joint venture entities	1,025	24			(965)	(941)	84	(92.4%)	(7.1%)	(6)

Total operating expenses before depn/amort/interest	12,446	(41)		(661)	(991)	(1,693)	10,753	(10.8%)	(1.4%)	(150)

EBITDA	9,170	41		(198)	991	834	10,004	11.0%	3.0%	299
EBITDA excl share of net loss from associates & joint ventures entities	10,195	65		(198)	26	(107)	10,088	0.6%	2.9%	293
Depreciation	2,754						2,754	4.3%	4.3%	118
Amortisation (excl goodwill)	577						577	7.3%	7.3%	42
Goodwill amortisation	116						116	6.0%	3.4%	4

Total depreciation/amortisation	3,447						3,447	4.9%	4.8%	164

Total operating expenses before interest	15,893	(41)		(661)	(991)	(1,693)	14,200	(7.4%)	0.1%	14

EBIT	5,723	41		(198)	991	834	6,557	14.6%	2.1%	135

EBIT excl share of net loss from associates & joint venture entities	6,748	65		(198)	26	(107)	6,641	(1.6%)	1.9%	129
Net borrowing cost (*)	795						795	(10.4%)	(10.4%)	(83)

Profit before income tax	4,928	41		(198)	991	834	5,762	18.7%	3.8%	218
Tax (excl. unusuals effect) (*)	1,534	10	201	(22)		189	1,723	12.8%	6.0%	104

Profit after tax (bef. Outside equity interests)	3,394	31	(201)	(176)	991	645	4,039	21.3%	2.8%	114

Outside equity interests in net (profit)/loss	35						35	(97.1%)	(97.1%)	(34)

Profit after tax	3,429	31	(201)	(176)	991	645	4,074	20.1%	2.0%	80

Effective tax rate	31.1%						29.9%	(1.5%)	0.7%
EBITDA margin on sales revenue	44.7%						48.8%	4.3%	1.0%
EBIT margin on sales revenue	27.9%						32.0%	3.7%	0.3%
Earnings per share (12723.39m shares)	26.6						31.7	21.8%	2.8%

(i) write-off of Reach shareholder loans
Note: (*) Underlying interest & tax calculations represent management’s best estimates
N/M refers to not meaningful

Telstra Corporation Limited (ABN 033 051 775 556)
Adjustments to Underlying Results
Year Ended 30 June 2004

Adjustments Year Ended 30 June 2004

(A) Asset Sales ($m)				30 June 2004
				Tax Effect @
	30 June 2004	30 June 2004	30 June 2004	30% if	30 June 2004
	Proceeds	NBV	Profit	applicable	Profit after tax
Commander Communications Ltd	24	16	8	2	6
IBMGSA	154	5	149		149
PT Mitra	50	29	21		21

Total Investment Sales	228	50	178	2	176

Property sales	61	21	40		40
Fleet	21	26	(5)	(2)	(3)
Other Plant & Equipment	20	17	3	(2)	5

Total Property Plant and Equipment Sales	102	64	38	(4)	43

IBMGSA exit costs		130	(130)	(39)	(91)

Total Asset/Investment Sales and other costs	330	244	86	(41)	128

(B) Tax Consolidation Benefit

Income tax expense for half year ended 31 December 2003 includes a benefit of $58 million relating to our election to form a tax consolidation group from 1 July 2002. Under this legislation, certain tax values of a subsidiary’s (Telstra Multimedia Pty Ltd) assets are reset according to set allocation rules. The benefit reflects the increase in the future income tax benefit arising from these reset tax values.

(C) Diminution ($m)	30 June 2004	30 June 2004	30 June 2004
	Diminution	Associates	Total
Provision for Recoverability of Reach loan	226		226
Other	1		1

Total Diminution	227		227

Adjustments Year Ended 30 June 2003

(A) Asset Sales ($m)				30 June 2003
	30 June 2003	30 June 2003	30 June 2003	Tax Effect @ 30%	30 June 2003
	Proceeds	NBV	Profit	if applicable	Profit after tax
Mobitel	17	12	5		5
DataOne	3		3		3
New Skies — partial sale	6	10	(4)		(4)
Solution 6	17	8	9		9
Various	1		1		1

Sale of listed & other invest	44	30	14		14
Sale of PABX business	2	(6)	8		8
Sale of Cambodian Internet Business	2		2		2

Total Investment sales	48	24	24		24

Property sales	716	544	172		172
Fleet	32	36	(4)	(1)	(3)
Other Plant & Equipment	63	57	6	23	(17)

Total Property Plant and Equipment S	811	637	174	22	152

Total Asset/Investment Sales	859	661	198	22	176

(C) Diminution ($m)	30 June 2003	30 June 2003	30 June 2003
	Diminution	Associates	Total
PT Mitra	2		2
Reach		965	965
AJC	24		24

Total Diminution	26	965	991

(D) Reach contract exit ($m)	30 June 2003
Contract exit payments made to Reach Ltd	(65)
Reach equity accounted losses reflecting the exit payments	24

Total	(41)

Telstra Corporation Limited (ABN 033 051 775 556)
Quarterly Data
Year Ended 30 June 2004

	Q1	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii	Q3	QTR PCPii
Summary Underlying[i] Quarterly Data	Sep-02	Sep-02	Dec-02	Dec-02	Dec-02	Dec-02	Mar-03	Mar-03
Revenue
Mobiles
Mobile services	817	2.9%	815	(2.6%)	1,632	0.1%	775	(1.4%)
Mobile handsets	69	56.8%	102	37.8%	172	45.8%	104	108.0%

Mobiles	886	5.7%	917	0.7%	1,804	3.1%	879	5.1%
Internet and IP solutions	190	46.2%	201	37.7%	391	42.7%	198	32.0%
PSTN products
Basic access	765	10.2%	791	9.4%	1,556	9.8%	778	8.2%
Local calls	397	(11.0%)	399	(6.3%)	796	(8.7%)	384	(0.3%)
PSTN value added services	68	3.0%	74	12.1%	141	6.8%	71	9.2%
National long distance calls	285	(6.3%)	298	(2.9%)	582	(4.7%)	288	(6.2%)
Fixed to mobile	371	7.5%	382	5.5%	753	6.5%	375	5.9%
International direct	80	(9.1%)	80	(7.0%)	161	(6.9%)	73	(9.9%)

Total PSTN products	1,966	1.2%	2,024	2.7%	3,989	2.0%	1,969	3.0%
Specialised Data	264	(4.3%)	262	(2.2%)	526	(3.5%)	261	7.4%
ISDN (Access and Calls)	255	(7.9%)	241	(7.7%)	496	(8.0%)	227	(10.3%)
Advertising and Directories	169	13.4%	562	2.4%	731	4.7%	214	18.9%
Intercarrier services	300	7.9%	292	0.7%	591	4.0%	278	1.8%
Inbound calling products	126	(17.1%)	124	(15.6%)	250	(16.4%)	122	(12.9%)
Solutions management	114	2.7%	125	13.6%	239	8.1%	113	5.6%
Other controlled entities (excl HK CSL & TClear)	63	(41.1%)	53	(51.8%)	117	(46.1%)	51	(49.0%)
Hong Kong CSL	244	(17.0%)	240	(14.9%)	484	(16.1%)	243	(7.3%)
TelstraClear	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Customer premises equipment	49	(3.9%)	51	(3.8%)	100	(3.8%)	49	11.4%
Payphones	37	(2.6%)	38	(2.6%)	75	(3.8%)	38	(2.6%)
Other sales & service	205	19.9%	197	(21.2%)	402	(4.5%)	182	12.3%

Sales revenue	4,868	1.1%	5,327	(1.1%)	10,195	(0.1%)	4,824	2.6%
Other revenue	54	(46.0%)	57	5.6%	111	(27.9%)	47	(7.8%)
Total revenue	4,922	0.1%	5,384	(1.0%)	10,306	(0.5%)	4,871	2.5%
Selected statistical data iv
Mobile voice telephone minutes	1,270	7.1%	1,323	5.5%	2,594	6.3%	1,289	7.9%
Short Message Service (SMS) (number of messages)	290	26.5%	342	35.0%	632	31.0%	380	42.0%
Mobile services in operation (thousands) iii	5,884	8.7%	6,098	8.2%	6,098	8.2%	6,338	9.5%
Broadband subscribers (thousands)	206	120.1%	244	121.7%	244	121.7%	290	125.8%
Narrowband subscribers (thousands)	1,084	15.4%	1,103	7.1%	1,103	7.1%	1,134	6.7%

Total On-line subscribers (thousands)	1,290	24.4%	1,347	18.2%	1,347	18.2%	1,424	19.5%
Basic access lines in service [v]	10.53	(0.4%)	10.48	(0.5%)	10.48	(0.5%)	10.48	(0.8%)
Local calls (number of calls)	2,527	(3.9%)	2,491	(4.8%)	5,019	(4.3%)	2,395	(4.3%)
National long distance minutes	2,346	3.4%	2,310	0.1%	4,656	1.7%	2,278	(0.3%)
Fixed to mobile minutes	970	8.1%	985	5.3%	1,955	6.7%	990	7.6%
International direct minutes	191	(2.7%)	196	(3.7%)	387	(2.9%)	180	(5.9%)
ISDN access (basic lines equivalents) (thousands)	1,225	(1.3%)	1,190	(4.5%)	1,190	(4.5%)	1,199	(2.4%)
Foxtel SIOs (thousands)	805	15.4%	809	4.5%	809	4.5%	816	2.8%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Q4	QTR PCPii	Full Year	YTD PCPii	Q1	QTR PCPii	Q2	QTR PCPii
Summary Underlying[i] Quarterly Data	Jun-03	Jun-03	Jun-03	Jun-03	Sep-03	Sep-03	Dec-03	Dec-03
Revenue
Mobiles
Mobile services	820	(0.6%)	3,227	(0.5%)	845	3.4%	889	9.1%
Mobile handsets	110	89.7%	386	70.8%	97	40.6%	89	(12.7%)

Mobiles	930	5.3%	3,613	4.2%	942	6.3%	978	6.7%
Internet and IP solutions	228	25.3%	817	34.8%	237	24.7%	231	14.9%
PSTN products
Basic access	748	0.7%	3,083	7.1%	791	3.4%	819	3.5%
Local calls	387	0.3%	1,567	(4.6%)	394	(0.8%)	384	(3.8%)
PSTN value added services	68	6.3%	280	6.9%	68	0.0%	66	(10.8%)
National long distance calls	292	(2.0%)	1,162	(4.4%)	292	2.5%	286	(4.0%)
Fixed to mobile	389	8.7%	1,517	6.9%	402	8.4%	407	6.5%
International direct	71	(12.3%)	307	(8.6%)	68	(15.0%)	71	(12.3%)

Total PSTN products	1,955	1.3%	7,916	2.1%	2,015	2.5%	2,033	0.4%
Specialised Data	267	1.5%	1,053	0.2%	260	(1.5%)	249	(5.0%)
ISDN (Access and Calls)	227	(7.7%)	951	(8.3%)	237	(7.1%)	233	(3.3%)
Advertising and Directories	273	5.8%	1,217	7.2%	185	9.5%	584	3.9%
Intercarrier services	285	0.7%	1,155	2.8%	285	(4.7%)	292	0.3%
Inbound calling products	122	0.0%	494	(12.1%)	119	(5.6%)	119	(4.0%)
Solutions management	135	(9.4%)	487	2.1%	126	10.5%	107	(14.4%)
Other controlled entities (excl HK CSL & TClear)	55	(32.9%)	222	(44.4%)	31	(50.8%)	48	(9.4%)
Hong Kong CSL	181	(25.2%)	908	(15.9%)	191	(21.7%)	186	(22.5%)
TelstraClear	—	0.0%	—	0.0%	142	2.9%	140	3.7%
Customer premises equipment	45	(21.1%)	194	(4.9%)	46	(6.1%)	46	(9.8%)
Payphones	35	(5.4%)	148	(3.9%)	36	(2.7%)	37	(2.6%)
Other sales & service	190	(11.6%)	772	(3.1%)	180	(12.2%)	141	(28.4%)

Sales revenue	4,928	(0.4%)	19,947	0.5%	5,032	0.5%	5,424	(0.7%)
Other revenue	104	20.9%	262	(10.0%)	52	(3.7%)	42	(26.3%)
Total revenue	5,032	(0.1%)	20,209	0.3%	5,084	0.5%	5,466	(1.0%)
Selected statistical data iv
Mobile voice telephone minutes	1,372	12.7%	5,255	8.3%	1,473	15.9%	1,538	16.2%
Short Message Service (SMS) (number of messages)	401	53.9%	1,413	39.8%	432	49.0%	478	39.8%
Mobile services in operation (thousands) iii	6,569	10.6%	6,569	10.6%	6,720	14.2%	6,985	14.5%
Broadband subscribers (thousands)	361	113.6%	361	113.6%	439	113.1%	507	107.8%
Narrowband subscribers (thousands)	1,158	9.6%	1,158	9.7%	1,180	8.9%	1,178	6.8%

Total On-line subscribers (thousands)	1,519	24.0%	1,519	24.0%	1,619	25.5%	1,685	25.1%
Basic access lines in service [v]	10.46	(0.8%)	10.46	(0.8%)	10.45	(0.8%)	10.44	(0.4%)
Local calls (number of calls)	2,380	(5.6%)	9,794	(4.6%)	2,435	(3.7%)	2,396	(3.8%)
National long distance minutes	2,227	(3.5%)	9,161	(0.1%)	2,193	(6.5%)	2,150	(6.9%)
Fixed to mobile minutes	999	6.4%	3,944	6.9%	1,041	7.3%	1,058	7.5%
International direct minutes	173	(9.5%)	740	(5.2%)	165	(13.4%)	173	(11.9%)
ISDN access (basic lines equivalents) (thousands)	1,213	(4.4%)	1,213	(4.4%)	1,210	(1.2%)	1,224	2.9%
Foxtel SIOs (thousands)	836	4.5%	836	4.5%	849	5.6%	862	6.6%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Half 1	YTD PCPii	Q3	QTR PCPii	Q4	QTR PCPii	Full Year	YTD PCPii
Summary Underlying[i] Quarterly Data	Dec-03	Dec-03	Mar-04	Mar-04	Jun-04	Jun-04	Jun-04	Jun-04
Revenue
Mobiles
Mobile services	1,733	6.2%	850	9.7%	872	6.3%	3,455	7.1%
Mobile handsets	186	8.1%	79	(24.0%)	87	(20.9%)	352	(8.8%)

Mobiles	1,919	6.4%	929	5.7%	959	3.1%	3,807	5.4%
Internet and IP solutions	468	19.7%	254	28.3%	288	26.3%	1,010	23.6%
PSTN products
Basic access	1,610	3.5%	795	2.2%	832	11.2%	3,237	5.0%
Local calls	778	(2.3%)	370	(3.6%)	356	(8.0%)	1,504	(4.0%)
PSTN value added services	134	(5.0%)	62	(12.7%)	63	(7.4%)	259	(7.5%)
National long distance calls	578	(0.7%)	278	(3.5%)	265	(9.2%)	1,121	(3.5%)
Fixed to mobile	808	7.3%	398	6.1%	391	0.5%	1,597	5.3%
International direct	139	(13.7%)	65	(11.0%)	62	(12.7%)	266	(13.4%)

Total PSTN products	4,047	1.5%	1,968	0.0%	1,969	0.7%	7,984	0.9%
Specialised Data	509	(3.2%)	253	(3.1%)	256	(4.1%)	1,018	(3.3%)
ISDN (Access and Calls)	471	(5.0%)	227	0.0%	229	0.9%	927	(2.5%)
Advertising and Directories	769	5.2%	237	10.7%	301	10.3%	1,307	7.4%
Intercarrier services	578	(2.2%)	276	(0.7%)	284	(0.4%)	1,138	(1.5%)
Inbound calling products	238	(4.8%)	119	(2.5%)	119	(2.5%)	476	(3.6%)
Solutions management	233	(2.5%)	117	3.5%	139	3.0%	489	0.4%
Other controlled entities (excl HK CSL & TClear)	79	(32.5%)	55	7.8%	60	9.1%	194	(12.6%)
Hong Kong CSL	377	(22.1%)	167	(31.3%)	182	0.6%	726	(20.0%)
TelstraClear	282	3.3%	144	2.1%	148	10.4%	574	4.7%
Customer premises equipment	92	(8.0%)	47	(4.1%)	45	0.0%	184	(5.2%)
Payphones	72	(4.0%)	36	(5.3%)	33	(5.7%)	141	(4.7%)
Other sales & service	322	(19.9%)	177	(2.7%)	219	15.3%	718	(7.0%)

Sales revenue	10,456	(0.1%)	5,006	0.8%	5,231	3.3%	20,693	1.0%
Other revenue	94	(15.3%)	55	17.0%	64	(38.5%)	213	(18.7%)
Total revenue	10,550	(0.3%)	5,061	1.0%	5,295	2.5%	20,906	0.7%
Selected statistical data iv
Mobile voice telephone minutes	3,011	16.1%	1,554	20.6%	1,580	15.2%	6,145	16.9%
Short Message Service (SMS) (number of messages)	910	44.0%	489	28.6%	504	25.7%	1,903	34.7%
Mobile services in operation (thousands) iii	6,985	14.5%	7,169	13.1%	7,604	15.8%	7,604	15.8%
Broadband subscribers (thousands)	507	107.8%	617	112.8%	803	122.4%	803	122.4%
Narrowband subscribers (thousands)	1,178	6.8%	1,197	5.6%	1,194	3.1%	1,194	3.1%

Total On-line subscribers (thousands)	1,685	25.1%	1,814	27.4%	1,997	31.5%	1,997	31.5%
Basic access lines in service [v]	10.44	(0.4%)	10.43	(0.5%)	10.37	(0.9%)	10.37	(0.9%)
Local calls (number of calls)	4,831	(3.7%)	2,324	(3.0%)	2,242	(5.8%)	9,397	(4.0%)
National long distance minutes	4,343	(6.7%)	2,128	(6.6%)	2,049	(8.0%)	8,520	(7.0%)
Fixed to mobile minutes	2,099	7.4%	1,070	8.1%	1,057	5.8%	4,226	7.1%
International direct minutes	338	(12.7%)	161	(10.7%)	152	(11.8%)	651	(12.0%)
ISDN access (basic lines equivalents) (thousands)	1,224	2.8%	1,250	4.2%	1,288	6.2%	1,288	6.2%
Foxtel SIOs (thousands)	862	6.6%	867	6.3%	901	7.9%	901	7.9%

Footnotes:

(i)	Fiscal 2003/2004 and its comparative year exclude Trading Post and asset sales from the revenue underlying base. Fiscal 2002/2003 and its comparative year exclude TelstraClear, Keycorp and asset sales from the underlying revenue base.

(ii)	All percentages relate to growth on prior corresponding period.

(iii)	Mobile Services in Operation(SIOs) are net of deactivated prepaid customers who were outside the recharge only period and reflects recent changes in deactivation policy.

(iv)	Statistical data is represented in millions unless otherwise stated.

(v)	Basic access lines in service prior periods have been adjusted to correct an error in the accumulation process. Prior periods have been increased by between 130,000 and 170,000 services.

Telstra Corporation Limited (ABN 033 051 775 556)
Product reconciliation to align comparative figures with the reported format for year ended 30 June 2003
Year Ended 30 June 2004

	Underlying[i]
	previously	Underlying[i]
	released	New Hierarchy
	Jun-03	Jun-03	Movement		Amount		Amount
	$m	$m	$m	Included	$m	Excluded	$m
Mobile services	3,227	3,227	—
Mobile handsets	381	386	5
Mobiles	3,608	3,613	5	Mobile satellite equipment	5
Internet and IP solutions	802	817	15	DSL Layer 2 and 3S	15
PSTN products Basic access	3,091	3,083	(8)			Fax Duet	8
Local calls	1,567	1,567	—
PSTN value added services	272	280	8	Fax Duet	8
National long distance calls	1,162	1,162	—
Fixed to mobile	1,517	1,517	—
International direct	307	307	—
Total PSTN products	7,916	7,916	—
Specialised Data	1,053	1,053	—
ISDN (Access and Calls)	951	951	—
Advertising and Directories	1,217	1,217	—
Intercarrier services	1,170	1,155	(15)			DSL Layer 2 and 3S	15
Inbound calling products	494	494	—
Solutions management	487	487	—
Various controlled entities	1,288	1,678	390	TelstraClear now included in underlying[1] results	548	NDC	158
Customer premises equipment	202	194	(8)			Mobile satellite equipment	5
						PABX	3
Payphones	148	148	—
Other sales & service	611	772	161	NDC	158
				PABX	3
Sales revenue	11,929	20,495	8,566	TelstraClear now included in underlying[1] results	548
Other revenue	262	262	—
Total revenue	12,191	20,757	8,566	TelstraClear now included in underlying[1] results	548

i Underlying numbers exclude Asset and Investment sales

Telstra Corporation Limited and controlled entities

Statement of Financial Position – detail

Table 38 — Statement of Financial Position — detail

	Year Ended 30 June 2004
	2004	2003	Change	Change
	(in $ millions)			%
Current Assets
Cash Assets	687	1,300	(613)	(47.2)
Receivables	3,608	3,619	(11)	(0.3)
Inventories	229	260	(31)	(11.9)
Other Assets	803	578	225	38.9

Total Current Assets	5,327	5,757	(430)	(7.5)
Non-Current Assets
Receivables	740	877	(137)	(15.6)
Inventories	10	14	(4)	(28.6)
Investments — accounted for using the equity method	40	159	(119)	(74.8)
Investments — other	80	96	(16)	(16.7)
Property, Plant and Equipment	22,863	23,012	(149)	(0.6)
Intangibles — goodwill	2,104	2,018	86	4.3
Intangibles — other	1,501	1,146	355	31.0
Other Assets	2,328	2,520	(192)	(7.6)

Total Non-Current Assets	29,666	29,842	(176)	(0.6)

Total Assets	34,993	35,599	(606)	(1.7)

Current Liabilities
Payables	2,338	2,525	(187)	(7.4)
Interest-bearing liabilities (borrowings)	3,246	1,323	1,923	145.4
Income Tax Payable	539	660	(121)	(18.3)
Provisions	358	353	5	1.4
Revenue Received in Advance	1,095	973	122	12.5

Total Current Liabilities	7,576	5,834	1,742	29.9
Non-Current Liabilities
Payables	49	51	(2)	(3.9)
Interest-bearing liabilities (borrowings)	9,014	11,232	(2,218)	(19.7)
Provisions	778	814	(36)	(4.4)
Provision for Deferred Tax	1,807	1,814	(7)	(0.4)
Revenue Received in Advance	408	432	(24)	(5.6)

Total Non-Current Liabilities	12,056	14,343	(2,287)	(15.9)

Total Liabilities	19,632	20,177	(545)	(2.7)

Net Assets	15,361	15,422	(61)	(0.4)

Shareholders Equity
Contributed Equity	6,073	6,433	(360)	(5.6)
Reserves	(105)	(150)	45	(30.0)
Retained Profits	9,391	9,137	254	2.8

Shareholders’ equity available to Telstra Entity Shareholders	15,359	15,420	(61)	(0.4)
Outside Equity Interest
Contributed Equity	2	1	1	100.0
Reserves	(0)	(0)	—	0.0
Retained Profits	0	1	(1)	N/M

Total Outside Equity Interest	2	2	—	0.0

Total Shareholders Equity	15,361	15,422	(61)	(0.4)

Full Year 03/04 Financial Highlights
12 August 2004

12 August 2004	269/2004

Telstra reports record net profit and strong free cash flows

Highlights

•	Highest ever reported net profit of $4.118 billion

•	Nearly 3 per cent growth in underlying earnings per share

•	Free cash flow from normal operations (excluding acquisitions of the Trading Post Group and the effect of sale of office properties) up 20 per cent

•	Higher [underlying] EBITDA (49.8 per cent) and EBIT (32.3 per cent) margins

•	Improved [underlying returns] on capital

•	On track with $800 million cost reduction program before additional investment in improved customer service

•	3 per cent underlying domestic revenue growth rate in last 6 months

•	Outstanding performances in Sensis and Telstra Broadband

•	Total cash returned to investors in FY2004 of $4.18 billion being 6.6 per cent of Telstra’s market value

•	First stage of the $4.5 billion capital return program announced with $1.5 billion to be returned to shareholders in FY2005

•	Total ordinary dividend declared on the FY2004 profit of 26 cents per share, up 8.3 per cent on prior year

Telstra today announced a record net profit after minorities of $4.118 billion for the 2003/2004 financial year, an increase of $689 million or 20.1 per cent, on the prior corresponding period.

The reported net profit which reflected a continued focus on margins and the impact of the Telstra share buy back enabled underlying earnings per share to grow by nearly three per cent to 32.6 cents per share.

Underlying sales revenue was $20.693 billion, up 1.0 per cent for the Telstra Group with the company seeing growth across mobiles, internet and IP solutions, PSTN products and advertising and directories. Underlying domestic sales revenue was $19.165 billion, an increase of $451 million or 2.4 per cent, excluding revenue from construction activity and cable recovery.

Telstra’s domestic revenue grew by 3 per cent in the second half of the financial year, demonstrating a solid two quarters of growth.

Underlying earnings before interest and tax (EBIT) was up $135 million or 2.1 per cent to $6.692 billion with reported EBIT increasing by $837 million or 14.6 per cent to $6.560 billion. This comparison is affected by Reach-related adjustments in both years. Underlying net profit after minorities grew by $80 million or 2.0 per cent to $4.154 billion.

Reported return on equity increased by 3.6 per cent points to 26.8 per cent.

Telstra Corporation Limited
ABN 33 051 775 556

The Telstra Board of Directors declared a final ordinary dividend of 13 cents per share, bringing the total ordinary dividend declared for the year to 26 cents, a total of $3.28 billion, up 8.3 per cent excluding special dividends on last year.

As part of the recently announced three year $1.5 billion per year capital management program, Telstra plans to conduct its second off-market share buy back of around $750 million.

This is expected to further improve both the company’s earnings per share and to increase returns to shareholders. Details of the buy back are planned to be announced towards the end of September.

Telstra also plans to pay a fully franked special dividend of 6 cents per share with the 2004/2005 interim dividend scheduled for payment on Friday, 29 April 2005.

The combined effect of the company’s ordinary dividends and the first instalment of the capital management program mean that total cash returns to shareholders in respect of the 2004 financial year will be in excess of 6.6 per cent of the company’s market capitalisation, before franking credits.

CEO, Dr Ziggy Switkowski said the full year result, the share buy back and the special dividend payment announcement reflected Telstra’s very sound financial settings and confidence in solid future performance.

“Telstra has one of the strongest financial positions of any corporation in Australia. The indication of its free cash flow strength is demonstrated by the fact that Telstra spent $636 million on Trading Post, $3.2 billion on dividends, $1 billion on the share buy back and increased net debt by only $195 million,” he said.

“Importantly, Telstra’s commitment to customer service has been reinforced with additional capital and operating expenditure being dedicated to the customer access network to ensure ongoing improvement in customer service, as well as an additional commitment to its email platforms.

“Resourcing and training have also been increased in call centres to meet sharp rises in broadband and other product demand and enquiries,” he said.

Other financial highlights included:

•	Underlying operating expenses (before equity accounted losses, depreciation and amortisation and interest) declined by $144 million or 1.3 per cent to $10.525 billion, driven by a decline in goods and services purchased. Underlying total expenses (before interest and tax) increased by $14 million or 0.1 per cent to $14.214 billion driven by underlying depreciation and amortisation growth of 4.8 per cent;

•	Underlying EBIT margin has increased by 0.3 per cent to 32.3 per cent with underlying EBITDA margin increasing 1.0 per cent to 49.8 per cent;

•	Domestic core operating capital expenditure decreased by $276 million or 8.7 per cent to $2.895 billion; and

•	Free cash flow decreased by $402 million or 8.8 per cent to $4.163 billion. Excluding investment in the Trading Post Group and sale of office properties free cash flow grew by 20.2 per cent from normal business activity.

Telstra Corporation Limited
ABN 33 051 775 556

Operational highlights for the full year included:

•	PSTN revenues continue to grow, albeit modestly (0.9 per cent), even as competing wireless and IP communications surge, which is a best in class performance amongst Telstra’s peers;

•	The Business and Government portfolio produced its best year since the Y2K inspired boom era with profitable revenue growth in the second half;

•	The Consumer Group substantially strengthened its marketing activities with the launch of programs aimed at the prepaid mobiles segment, an upgraded integrated suite of compelling consumer offers, and improved distribution arrangements;

•	Similarly, contributions from Telstra Wholesale and Sensis were exceptionally strong;

•	Mobile services revenue grew by 7.1 per cent or $228 million driven by increases in subscriber numbers and usage of SMS and GPRS. Total mobile services including handsets revenue grew by 5.4 per cent to $3.807 billion, up $194 million on the prior year. Mobile services in operation grew by 15.8 per cent to 7.604 million, with prepaid mobile growth of 35.6 per cent up from 2.3 million in 2003 to 3.1 million in 2004;

•	Data usage (SMS, WAP, GPRS and managed services) grew by 34.3 per cent and represents approximately 13.1 per cent of mobiles services revenue;

•	The number of Mobile SMS sent in 2004 grew by 34.7 per cent to 1.903 billion;

•	Internet and IP solutions revenue grew by 23.6 per cent to $1.010 billion up by $193 million from the previous year;

•	Retail Broadband subscribers grew by 77 per cent from 240,000 in 2003 to 424,000 with total broadband subscribers increasing from 361,000 in 2003 to 803,000 in 2004 up by 122 per cent. The one million subscribers goal will be attained well within out target dates;

•	Reported advertising and directories revenue increased by 11.0 per cent. After excluding Trading Post, underlying advertising and directories revenue increased 7.4 per cent driven by continued innovation; and

•	Six Sigma process improvement projects continue to drive further improvements to meet customers’ expectations and contribute to the achievement of $800 million to the cost reduction by 2006.

On the international front, Telstra’s controlled entities had a mixed performance. Hong Kong CSL continued to perform in a challenging market but its revenues declined due to unfavourable fluctuations in currency and aggressive competitive pricing. TelstraClear revenue grew by NZ$37 million or 6 per cent from NZ$615 million to NZ$652 million, and when including inter-company trading, its focus upon the trans Tasman market delivered a profit result for the first time.

Telstra Corporation Limited
ABN 33 051 775 556

Telstra today also advised that it had addressed its investment in Reach and had elected to fully provide for the $US155.5 million Reach loan from the banking buyout, but would maintain its $US143 million capacity prepurchase rights as a receivable.

Dr Switkowski commended the ongoing commitment and contribution of all Telstra staff towards the positive financial outcome for the company and recognized the integral role they play in delivering quality customer service, one of the company’s key priorities.

Commenting on the company’s outlook, Dr Switkowski said that he expects:

•	Telstra’s underlying revenue growth will be positive in 2004/2005 and on a trajectory consistent with the company’s goal of achieving industry growth levels during 2006;

•	Any growth in costs will arise from improving customer service, supporting revenue growth and churn reduction. Underlying cost growth will be kept below revenue growth;

•	As a result EBITDA margins will at least be maintained;

•	Planned domestic CAPEX will be about $3 billion plus any additional expenditure arising from the recently announced Hutchison 3G infrastructure sharing arrangement; and

•	Service will be a priority and customer satisfaction trends are expected to improve.

In the context of this outlook for 2004/2005, Dr Switkowski confirmed that the trading results for the first six weeks of the 2004/2005 year are consistent with these comments.

The dividend will be fully franked at a tax rate of 30 per cent. The dividend will have a record date of Friday, 24 September 2004 with payment to be made on Friday, 29 October 2004.

Telstra Media Contact
Kerrina Lawrence
Tel: 03 9634 5611
Mbl: 0419 352 313

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:

www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556

Telstra Corporation Limited and controlled entities

Statement of Financial Performance
for the year ended 30 June 2004

	Telstra Group					Telstra Entity
	Year ended 30 June					Year ended 30 June
		2004	2004	2003	2002	2004	2003
	Note	$m	US$m	$m	$m	$m	$m
Ordinary activities
Revenue
Sales revenue.	2	20,737	14,516	20,495	20,196	18,996	18,627
Other revenue (excluding interest revenue)	2,3	543	380	1,121	606	391	953

		21,280	14,896	21,616	20,802	19,387	19,580

Expenses
Labour	3	3,218	2,253	3,204	3,240	2,807	2,681
Goods and services purchased	3	3,420	2,394	3,615	3,933	2,543	2,730
Other expenses	3	4,389	3,072	4,602	4,065	3,985	6,634

		11,027	7,719	11,421	11,238	9,335	12,045
Share of net loss from joint venture entities and associated entities	24	78	55	1,025	81	—	—

		11,105	7,774	12,446	11,319	9,335	12,045

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		10,175	7,122	9,170	9,483	10,052	7,535
Depreciation and amortisation.	3	3,615	2,531	3,447	3,267	3,228	2,993

Earnings before interest and income tax expense (EBIT)		6,560	4,591	5,723	6,216	6,824	4,542

Interest revenue	2	55	39	84	126	95	202
Borrowing costs	3	767	537	879	896	843	935

Net borrowing costs.		712	498	795	770	748	733

Profit before income tax expense		5,848	4,093	4,928	5,446	6,076	3,809

Income tax expense	3,4	1,731	1,212	1,534	1,796	1,697	1,558

Net profit		4,117	2,881	3,394	3,650	4,379	2,251
Outside equity interests in net loss		1	1	35	11	—	—

Net profit available to Telstra Entity shareholders		4,118	2,882	3,429	3,661	4,379	2,251

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities		21	15	(161)	(87)	—	—
Reserves recognised on equity accounting our interest in joint venture entities and associated entities		(5)	(4)	(18)	41	—	—
Fair value reserve recognised on acquisition of controlling interest in joint venture entity		—	—	—	54	—	—
Increase to opening retained earnings on adoption of new accounting standard		—	—	1,415	—	—	—

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity		16	11	1,236	8	—	—

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		4,134	2,893	4,665	3,669	4,379	2,251

		¢	¢	US¢	¢

Basic and diluted earnings per share (cents per share)	6	32.4	23.0	26.6	28.5

Total ordinary dividends per share (cents per share)	7,28	26.0	18.0	27.0	22.0

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

Statement of Financial Position
as at 30 June 2004

	Telstra Group				Telstra Entity
	As at 30 June				As at 30 June
		2004	2004	2003	2004	2003
	Note	$m	US$m	$m	$m	$m
Current assets
Cash assets	8	687	481	1,300	543	1,152
Receivables	9	3,608	2,526	3,619	3,258	3,374
Inventories	10	229	160	260	206	225
Other assets	14	803	562	578	687	466

Total current assets		5,327	3,729	5,757	4,694	5,217

Non current assets
Receivables	9	740	518	877	1,047	1,319
Inventories	10	10	7	14	10	14
Investments — accounted for using the equity method	11	40	28	159	32	10
Investments — other	11	80	56	96	5,435	4,204
Property, plant and equipment	12	22,863	16,004	23,012	21,600	21,794
Intangibles — goodwill	13	2,104	1,473	2,018	16	4
Intangibles — other	13	1,501	1,051	1,146	220	236
Other assets	14	2,328	1,629	2,520	2,160	2,371

Total non current assets		29,666	20,766	29,842	30,520	29,952

Total assets		34,993	24,495	35,599	35,214	35,169

Current liabilities
Payables	15	2,338	1,636	2,525	1,891	2,030
Interest-bearing liabilities	16	3,246	2,272	1,323	5,527	3,327
Income tax payable		539	377	660	512	614
Provisions	17	358	250	353	331	284
Revenue received in advance		1,095	767	973	885	798

Total current liabilities		7,576	5,302	5,834	9,146	7,053

Non current liabilities
Payables	15	49	34	51	46	48
Interest-bearing liabilities	16	9,014	6,310	11,232	9,014	11,232
Provision for deferred income tax		1,807	1,265	1,814	1,748	1,753
Provisions	17	778	545	814	740	727
Revenue received in advance		408	286	432	398	418

Total non current liabilities		12,056	8,440	14,343	11,946	14,178

Total liabilities		19,632	13,742	20,177	21,092	21,231

Net assets		15,361	10,753	15,422	14,122	13,938

Shareholders’ equity
Telstra Entity
Contributed equity	18	6,073	4,251	6,433	6,073	6,433
Reserves		(105)	(73)	(150)	277	277
Retained profits		9,391	6,574	9,137	7,772	7,228

Shareholders’ equity available to Telstra Entity shareholders		15,359	10,752	15,420	14,122	13,938
Outside equity interests
Contributed equity		2	1	1	—	—
Retained profits		—	—	1	—	—

Total outside equity interests		2	1	2	—	—

Total shareholders’ equity		15,361	10,753	15,422	14,122	13,938

Expenditure commitments, contingent liabilities and assets	20,21

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

Statement of Cash Flows
for the year ended 30 June 2004

	Telstra Group					Telstra Entity
	Year ended 30 June					Year ended 30 June
		2004	2004	2003	2002	2004	2003
	Note	$m	US$m	$m	$m	$m	$m
Cash flows from operating activities
Receipts from trade and other receivables (inclusive of goods and services tax (GST)) (c)		22,954	16,067	22,511	22,291	20,926	20,327
Payments of accounts payable and to employees (inclusive of GST) (c)		(11,816)	(8,271)	(11,920)	(11,837)	(9,862)	(9,841)
Interest received		51	36	70	52	92	140
Borrowing costs paid		(846)	(592)	(999)	(897)	(922)	(1,060)
Dividends received		2	1	7	10	1	2
Income taxes paid		(1,856)	(1,299)	(1,536)	(1,503)	(1,804)	(1,487)
GST remitted to the Australian Taxation Office (ATO)		(1,056)	(739)	(1,076)	(1,018)	(1,044)	(1,019)

Net cash provided by operating activities (a)		7,433	5,203	7,057	7,098	7,387	7,062

Cash flows from investing activities
Payments for:
- property, plant and equipment		(2,572)	(1,800)	(2,704)	(2,958)	(2,505)	(2,662)
- internal use software assets		(435)	(305)	(555)	(527)	(385)	(606)
- patents, trademarks and licences		(2)	(1)	(2)	—	—	—
- deferred expenditure		(6)	(4)	—	(6)	(6)	—

Capital expenditure (before investments)		(3,015)	(2,110)	(3,261)	(3,491)	(2,896)	(3,268)

- shares in controlled entities		(667)	(467)	(25)	(50)	(637)	(25)
- investment in joint venture entities		(1)	(1)	(45)	(67)	—	5
- investment in associated entities (including share buy-back)		1	1	—	(40)	1
- shares in listed securities and other investments		(1)	(1)	(1)	(14)	(1)	—

Investment expenditure		(668)	(468)	(71)	(171)	(637)	(20)

Total capital expenditure		(3,683)	(2,578)	(3,332)	(3,662)	(3,533)	(3,288)
Proceeds from:
- sale of property, plant and equipment		168	118	797	194	197	794
- sale of patents, trademarks and licences		—	—	—	1	—	—
- sale of shares in controlled entities		—	—	12	—	—	—
- sale of joint venture entities and associated entities		221	155	20	—	—	1
- sale of listed securities and other investments		24	17	7	176	41	—
- sale of business		—	—	4	33	—	2

Net cash used in investing activities		(3,270)	(2,288)	(2,492)	(3,258)	(3,295)	(2,491)

Cash flows from financing activities
Proceeds from:
- borrowings		4,119	2,882	5,914	13,487	4,329	6,521
- Telstra bonds		—	—	—	987	—	—
Repayment of:
- borrowings		(4,274)	(2,992)	(6,315)	(15,441)	(4,411)	(6,527)
- Telstra bonds		(211)	(148)	(582)	(41)	(211)	(582)
- finance leases principal amount		(13)	(9)	(22)	(18)	(11)	(8)
Employee share loans (net)		24	17	33	40	24	33
Loan to joint venture entity		(226)	(158)	—	—	(226)	—
Dividends paid	7	(3,186)	(2,230)	(3,345)	(2,831)	(3,186)	(3,345)
Share buy-back		(1,009)	(706)	—	—	(1,009)	—

Net cash used in financing activities		(4,776)	(3,344)	(4,317)	(3,817)	(4,701)	(3,908)

Net increase/(decrease) in cash		(613)	(429)	248	23	(609)	663
Foreign currency conversion		—	—	(18)	(20)	—	—
Cash at the beginning of the year		1,300	910	1,070	1,067	1,152	489

Cash at the end of the year (b)		687	481	1,300	1,070	543	1,152

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)
for the year ended 30 June 2004

	Telstra Group					Telstra Entity
	Year ended 30 June					Year ended 30 June
		2004	2004	2003	2002	2004	2003
	Note	$m	US$m	$m	$m	$m	$m
Cash flow notes
(a) Reconciliation of net profit to net cash provided by operating activities
Net profit		4,117	2,881	3,394	3,650	4,379	2,251
Add/(subtract) the following transactions
Depreciation and amortisation	3	3,615	2,531	3,447	3,267	3,228	2,993
Accrued interest on notes issued by PCCW		(4)	(3)	(15)	(85)	(4)	(15)
Dividends received from associated entities	24	1	1	6	9	(142)	—
(Profit)/loss on sale of property, plant and equipment	3	(40)	(28)	(173)	4	(40)	(160)
Profit on sale of patents, trademarks and licences	3	—	—	—	(1)	—	—
Profit on sale of controlled entities	3	—	—	(5)	(3)	—	—
(Profit)/loss on sale of joint venture and associated entities	3	(170)	(119)	(12)	—	—	1
(Profit)/loss on sale of listed securities and other corporations	3	(8)	(6)	2	5	(8)	—
Profit on sale of business	3	—	—	(10)	—	—	(8)
Borrowing costs included in the cost of constructed assets	3	(74)	(52)	(105)	(115)	(74)	(105)
Share of joint venture entities’ net losses	24	85	60	1,015	79	—	—
Share of associated entities’ net losses	24	(7)	(5)	10	2	—	—
Provision for reduction in value of investments	3	—	—	26	26	(709)	3,056
Provision for reduction in value of convertible note	3	—	—	—	96	—	—
Provision for reduction in value of controlled entity receivables	3	—	—	—	—	709	(587)
Provision for reduction in amount owed by joint venture entity	3	226	158	—	—	226	—
Net foreign currency conversion differences		3	2	(37)	(14)	—	—
Decrease in non cash revenue received in advance		—	—	—	225	—	—
Decrease in non cash operating deferred expenditure		—	—	(8)	(7)	—	(11)
Other		6	4	55	31	13	(24)
Movements in operating assets and liabilities
(Increase)/decrease in trade debtors and other debtors		143	100	4	233	75	(99)
(Increase)/decrease in inventories		35	26	(52)	94	60	(71)
(Increase)/decrease in deferred expenditure and prepayments		6	4	48	(45)	3	77
(Increase)/decrease in deferred mobile phone handset subsidies		(104)	(72)	(42)	52	(104)	(42)
Decrease in accounts payable and other creditors		(335)	(235)	(271)	(219)	(166)	(156)
Increase/(decrease) in revenue received in advance		98	69	(66)	(338)	69	(50)
Increase/(decrease) in net taxes payable		(125)	(88)	9	293	(107)	70
Decrease in provisions		(35)	(25)	(161)	(176)	(21)	(58)
Movement in foreign currency conversion reserve		—	—	(2)	35	—	—

Net cash provided by operating activities		7,433	5,203	7,057	7,098	7,387	7,062

(b) Reconciliation of cash
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:
Cash assets	8	687	481	1,300	1,070	543	1,152

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)
for the year ended 30 June 2004

Cash flow notes (continued)

(c) Goods and Services Tax (GST)

Our receipts from trade and other receivables includes estimated GST of $2,030 million (2003: $2,072 million; 2002: $1,975 million; 2001) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $750 million (2003: $639 million; 2002: $615 million) and GST paid relating to investing activities amounted to $224 million (2003: $356 million; 2002: $342 million).

(d) Significant financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes borrowing costs of $57 million (2003: $77 million; 2002: $83 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

Sale and leaseback transactions

There were no significant sale and leaseback transactions entered into during fiscal 2004.

During fiscal 2003, we entered into a sale and leaseback on a portfolio of seven office properties for $570 million. We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years. The profit on the sale of this property, plant and equipment was $131 million before tax. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment (refer note 3 for further information).

There were no significant sale and leaseback transactions entered into during fiscal 2002.

Software assets (internal use software assets)

Our software assets include borrowing costs of $17 million (2003: $28 million; 2002: $32 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

(e) Financing facilities

Details of credit standby arrangements and loan facilities are shown in note 16.

(f) Acquisitions

Fiscal 2004 — Telstra Group

Trading Post Group, Invizage, and Cable Telecom

On 13 February 2004, we acquired 100% of the share capital of Cable Telecom (GB) Limited (Cable Telecom) for initial cash consideration of $31 million (GBP 13 million) and deferred consideration of $7 million (GBP 3 million) to be paid in fiscal 2005.

On 5 March 2004, we acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group) for initial cash consideration of $636 million and an additional $2 million to be paid in fiscal 2005.

On 31 March 2004, we acquired 75% of the share capital of Invizage Pty Ltd (Invizage) for initial cash consideration of $4 million and deferred consideration of $3 million to be paid in fiscal 2005. The outside equity interest in Invisage is insignificant.

Details of the acquisitions are as follows:

Year ended
30 June
2004
Acquisition of controlled entities	$m
Consideration for acquisitions
Cash	673
Deferred consideration	11
Costs of acquisition	1

685

Fair value of assets and liabilities acquired by major class
Cash	7
Receivables	9
Property, plant and equipment	8
Identifiable intangible assets	477
Other assets	5
Deferred tax assets	2
Payables	(28)
Provisions	(3)
Finance lease liability	(1)

Fair value of net assets on gaining control	476
Goodwill on acquisition	209

685

Outflow of cash on acquisitions
Consideration for acquisition	(673)
Cash balances acquired	7
Costs of acquisition	(1)

(667)

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)

for the year ended 30 June 2004

Cash flow notes(continued)

(f) Acquisitions (continued)

Fiscal 2004 — Telstra Entity

NDC and Telstra New Wave

During the year, the Telstra Entity acquired the NDC construction business from our wholly owned subsidiary Network Design and Construction Limited (NDC). This involved the transfer of NDC’s assets, including customer bases and the recognition of $16 million in goodwill which is eliminated on consolidation.

The Telstra Entity also acquired the assets of its wholly owned subsidiary Telstra New Wave Pty Ltd (Telstra New Wave), which involved the acquisition of $14 million in identifiable intangible assets.

Details of the acquisition is as follows:

Year ended
30 June
2004
Acquisition of business	$m
Consideration for acquisition
Intercompany loan	39

Fair value of assets and liabilities acquired by major class
Construction WIP	34
Inventory	3
Property, plant and equipment	49
Identifiable intangible assets	18
Software	6
Other assets	1
Payables	(3)
Provisions	(65)
Accrued expenses	(12)
Finance lease liability	(8)

Fair value of net assets on gaining control	23
Goodwill on acquisition	16

39

There was no cash consideration paid as part of these acquisitions.

Fiscal 2003

TelstraClear

On 9 April 2003, we acquired an additional 41.6% interest in TelstraClear Limited (TelstraClear) giving us 100% ownership of this company and its controlled entities.

Cash consideration for this additional acquisition was $25 million (NZ$26.9 million). As we controlled TelstraClear prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group.

Fiscal 2002

TelstraClear, CitySearch and the Telstra CSL Group

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) by 8.4% to 58.4%. We consequently ceased equity accounting and consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001. Cash consideration for this acquisition was $40 million (NZ$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

On 23 May 2002, we acquired 100% of the share capital in CitySearch Australia Pty Ltd (CitySearch). Cash consideration for this acquisition was $17 million.

On 28 June 2002, we acquired an additional 40% interest in the Telstra CSL Group giving us 100% ownership of this company and its controlled entities. As consideration for this acquisition, PCCW Limited (PCCW) redeemed the US$750 million convertible note and issued a new US$190 million mandatorily converting note. The fair value of consideration for this acquisition amounted to $992 million. As no cash was involved, this transaction is not reflected in our statement of cash flows. In addition, as we controlled the Telstra CSL Group prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group.

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)

for the year ended 30 June 2004

Cash flow notes (continued)

(f) Acquisitions (continued)

The amount of cash, other assets and liabilities acquired as a result of obtaining our additional 8.4% controlling interest in TelstraClear and our shareholding in CitySearch was as follows:

Year ended
30 June
2002
Acquisition of controlled entities	$m
Consideration for acquisitions
Cash	56
Costs of acquisition	1

57

Fair value of assets and liabilities acquired by major class
Net overdraft held on acquiring control	(5)
Receivables	64
Inventories	17
Property, plant and equipment	777
Identifiable intangible assets	249
Other assets	8
Payables	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(72)
Finance lease liability	(10)
Other liabilities	(80)

Fair value of net assets on gaining control	120
Outside equity interest relating to TelstraClear	(47)
Original 50% interest in fair value of TelstraClear’s net assets prior to obtaining increased shareholding	(56)

Net assets acquired	17
Goodwill on acquisition (b)	40

57

Outflow of cash on acquisitions
Consideration for acquisition	(56)
Net overdraft held by TelstraClear on gaining control	(5)
Costs of acquisition	(1)

(62)

(a) Included in our repayment of borrowings line in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited Group.

(b) Included in our goodwill on acquisition is $31 million relating to TelstraClear. Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001.

Upon acquisition of our additional 8.4% controlling interest, the total goodwill relating to TelstraClear was $80 million.

(g) Disposals and entities deconsolidated

Fiscal 2004 and fiscal 2003

There were no significant disposals of investments during fiscal 2004 or fiscal 2003.

Fiscal 2002

Keycorp and Vishesh Communications

During fiscal 2002, we deconsolidated our interests in Keycorp Limited (Keycorp) and Telstra Vishesh Communications Private Limited (Telstra VComm). We signed a deed poll effective 28 June 2002, which gave up our rights to appoint a majority of the directors to the Board of Keycorp. As a result, we no longer had the capacity to control the company and deconsolidated its statement of financial position as at that date.

On 13 May 2002, we sold our ordinary shareholding in Telstra VComm and acquired non voting preference shares for $11 million on the same date. As a result of this transaction, we no longer control this company and deconsolidated its statement of financial position.

The cash, other assets and liabilities deconsolidated as a result of these transactions were as follows:

Year ended
30 June
Assets and liabilities	2002
deconsolidated by major class	$m
Carrying amounts of assets and liabilities deconsolidated by major class
Net overdrafts held on deconsolidation	(12)
Receivables	17
Inventories	24
Property, plant and equipment	11
Intangible assets	18
Other assets	1
Payables	(27)
Borrowings	(47)
Provisions	(3)

Net assets deconsolidated	(18)

Inflow of cash on deconsolidation
Net overdrafts held	(12)

The inflow of cash relating to overdrafts held on deconsolidation has been offset against our payments for shares in controlled entities in the statement of cash flows.

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity

for the year ended 30 June 2004

Telstra Group

		Reserves
			Foreign		Consolid-
	Contributed	Asset	currency		ation		Outside
	equity	revaluation	translation	General	fair value	Retained	equity
	(i)	(ii)	(iii)	(iv)	(v)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 30 June 2001	6,433	32	(25)	4	—	6,795	483	13,722
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	—	(445)	(445)
- net profit/(loss)	—	—	—	—	—	3,661	(11)	3,650
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	62	(21)	—	—	—	41
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(87)	—	—	—	—	(87)
- dilution of outside equity interest on acquisition of controlled entity through additional share issue	—	—	—	—	—	29	(29)	—
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	54	1	—	55
- transfer of foreign currency translation reserve on sale of controlled entities	—	—	(5)	—	—	5	—	—
- dividends (note 7)	—	—	—	—	—	(2,830)	—	(2,830)

Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106
- increase to opening retained profits on adoption of new accounting standard (vi)	—	—	—	—	—	1,415	—	1,415
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	(8)	39	31
- net profit/(loss)	—	—	—	—	—	3,429	(35)	3,394
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(21)	3	—	—	—	(18)
- adjustment on translation of financial statements of non-Australian controlled entities.	—	—	(161)	—	—	—	—	(161)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(4)	4	—	—
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	(3)	22	—	(19)	—	—
- dividends (note 7)	—	—	—	—	—	(3,345)	—	(3,345)

Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422

(continued over page)

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity (continued)

Telstra Group

		Reserves
			Foreign		Consolid-
	Contributed	Asset	currency		ation		Outside
	equity	revaluation	translation	General	fair value	Retained	equity
	(i)	(ii)	(iii)	(iv)	(v)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	—	1	1
- net profit/(loss)	—	—	—	—	—	4,118	(1)	4,117
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(5)	—	—	—	—	(5)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	21	—	—	—	—	21
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(6)	6	—	—
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	38	(3)	—	(35)	—	—
- share buy-back (vii)	(360)	—	—	—	—	(649)	—	(1,009)
- dividends (note 7)	—	—	—	—	—	(3,186)	—	(3,186)

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361

Balance at 30 June 2004 US$m	4,251	22	(130)	4	31	6,574	1	10,753

(i) Refer to note 18 for details of our contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. Under AASB 1041: “Revaluation of Non-Current Assets”, we have previously deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount must be made through the statement of financial performance.

As a consequence of applying the cost method of accounting, we have discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve can no longer be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements of our self sustaining non-Australian operations into Australian dollars. Conversion of operations where entities operate on their own are taken to the foreign currency translation reserve, while conversion of those entities that operate with us are taken to the statement of financial performance.

This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in joint venture entities and associated entities. The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.

(iv) The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting. The amount of reserves applicable to these investments is shown in note 24.

(v) The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets upon acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets (average 18 years).

(vi) Due to the first time application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” during fiscal 2003, we adjusted the opening balance of retained profits at 1 July 2002 by the amount of the dividend provided for as at 30 June 2002.

(vii) On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. Refer to note 18 contributed equity for details on our share buy-back.

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity (continued)
for the year ended 30 June 2004

Telstra Entity

		Asset
	Contributed	revaluation	Retained
	equity	reserve	profits	Total
	$m	$m	$m	$m
Balance at 30 June 2001	6,433	277	7,012	13,722
- net profit	—	—	2,725	2,725
- dividends (note 7)	—	—	(2,830)	(2,830)

Balance at 30 June 2002	6,433	277	6,907	13,617
- increase to opening retained profits on adoption of new accounting standard	—	—	1,415	1,415
- net profit	—	—	2,251	2,251
- dividends (note 7)	—	—	(3,345)	(3,345)

Balance at 30 June 2003	6,433	277	7,228	13,938
- net profit	—	—	4,379	4,379
- share buy-back	(360)	—	(649)	(1,009)
- dividends (note 7)	—	—	(3,186)	(3,186)

Balance at 30 June 2004	6,073	277	7,772	14,122

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:

•	year, fiscal year or financial year means the year ended 30 June;

•	balance date means the date 30 June; and

•	2004 means fiscal 2004 and similarly for other fiscal years.

The main accounting policies we used in preparing the financial report of the Telstra Entity and the Telstra Group are listed below. These are presented to assist your understanding of the financial reports. These accounting policies are consistent with those adopted in previous periods, unless a change in accounting policy has been made and brought to your attention.

1.1 Basis of preparation of the financial report

This financial report is a general purpose financial report prepared in accordance with:

•	the Australian Corporations Act 2001;

•	Accounting Standards applicable in Australia;

•	other authoritative pronouncements of the Australian Accounting Standards Board;

•	Urgent Issues Group Consensus Views; and

•	Australian generally accepted accounting principles (AGAAP).

This financial report is prepared in accordance with historical cost, except for some categories of investments that are equity accounted. Cost is the fair value of the consideration given in exchange for net assets acquired.

In preparing this financial report, we have been required to make estimates and assumptions that affect:

•	the reported amounts of assets and liabilities;

•	the disclosure of contingent assets and liabilities; and

•	revenues and expenses for the year.

Actual results could differ from those estimates.

Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

United States dollar conversions

This financial report has been prepared using Australian dollars (A$). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and USGAAP disclosures from A$ to US$ for fiscal 2004.

These conversions appear under columns headed “US$m” and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2004 was A$1.00 = US$0.70.

These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

1.2 Change in accounting policies

The following accounting policy changes occurred during fiscal 2004.

Revenue arrangements with multiple deliverables

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP in relation to revenue recognition and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

In November 2002, the Emerging Issues Task Force in the US reached a consensus on Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 is applicable to us from 1 July 2003.

EITF 00-21 requires that where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting under EITF 00-21 should be accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.

We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit under EITF 00-21 is then recognised in accordance with our revenue recognition policies described in note 1.21 “Revenue”.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.2 Change in accounting policies (continued)

We currently have a number of arrangements with our customers that are considered to be distinguishable into separate units of accounting under EITF 00-21. These are:

•	mobile handsets that are offered as part of a mobile network contract or sold as part of a prepaid phone package;

•	broadband internet installation kits, where a modem is provided, and satellite internet packages; and

•	advertising in the Yellow Pages printed and online directories.

We have assessed the requirements of EITF 00-21 and determined that there is no material impact on our statement of financial performance or statement of financial position as at and for the year ended 30 June 2004 in relation to these arrangements.

The following accounting policy changes occurred during fiscal 2003.

Provision for dividends

Due to the application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” for the year ended 30 June 2003 and subsequent reporting periods, a provision can no longer be raised at balance date if the dividend is declared after that date. As a result, during the year ended 30 June 2003, we changed our accounting policy to reflect this position and we now provide for a dividend in the period in which it is declared. There has been no change in the timing of dividends declared by the directors and as a result we will continue to make a public announcement of the dividend after balance date.

When the declaration date is after balance date but before completion of the financial report, we disclose the dividend as an event occurring after balance date, refer note 28.

The transitional provisions of this standard required a write-back of the provision raised as at 30 June 2002 to opening retained profits in fiscal 2003. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of the year ended 30 June 2003 by $1,415 million. No adjustment has been made to the year ended 30 June 2002 statement of financial performance, statement of financial position or cash flows.

The restatement of our retained profits and provisions for the years ended 30 June 2003 and 30 June 2002 is disclosed as follows to show the information as if the accounting policy had always been applied:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	(Restated)		(Restated)
	2003	2002	2003	2002
	$m	$m	$m	$m
Restatement of retained profits
Previously reported retained profits at beginning of year	7,661	6,795	6,907	7,012
Reversal of prior year dividend provided for	1,415	1,416	1,415	1,416
Profit after income tax expense	3,429	3,661	2,251	2,725
Other movements in retained profits	(23)	35	—	—
Dividends — interim dividend and prior year final ordinary dividend paid (refer note 7)	(3,345)	(2,831)	(3,345)	(2,831)

Restated retained profits at end of year	9,137	9,076	7,228	8,322

Restatement of current provisions
Current provisions at end of year (refer note 17) .	353	1,903	284	1,723
Adjustment for change in accounting policy	—	(1,415)	—	(1,415)

Restated current provisions at end of year	353	488	284	308

There were no accounting policy changes made during fiscal 2002.

1.3	Recently issued accounting standards to be applied in Australia in future periods

The adoption of the Australian equivalents of international financial reporting standards (IFRS) will apply in future financial reports. The impact of these Australian accounting standards has not yet been determined. Refer to 1.4 Adoption of International Financial Reporting Standards below.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Adoption of International Financial Reporting Standards

We will be required to comply with the Australian equivalents of the International Financial Reporting Standards (IFRS), as issued by the Australian Accounting Standards Board, when the company reports for the half-year ending 31 December 2005 and year ending 30 June 2006.

The transitional rules for adoption of IFRS for the first time require that we restate our comparative financial statements using Australian equivalents of IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”.

Currently we provide two years of comparative financial information in our financial statements to comply with the US Securities and Exchange Commission (SEC) requirements. However the SEC has proposed relief from this requirement. Under the SEC proposal, foreign registered companies will have the option to provide only one year of comparatives when applying the Australian equivalents of IFRS. This means we may have the option to apply the Australian equivalents of IFRS retrospectively from 1 July 2004. If the proposal of the SEC is not approved, we will determine the transitional impacts of applying the Australian equivalent of IFRS as at 1 July 2003. The transitional impacts will be different at each of the potential dates for comparative reporting.

Most of the adjustments required on transition are required to be made to opening retained earnings at the beginning of the first comparative period, however transitional adjustments relating to those standards where comparatives are not required will only be made at 1 July 2005. The key differences between our accounting policies under AGAAP and IFRS identified to date are summarised below. This summary should not be taken as an exhaustive list of all the differences between current AGAAP and the Australian equivalents of IFRS, but it does represent our major transitional impacts.

We have established a formal IFRS project team to manage the convergence to IFRS and ensure we are prepared to report for the first time in accordance with the timetable outlined above. The IFRS project team is monitored by a governance committee comprising senior members of management, and reports regularly to the Audit Committee of the Telstra Board on the progress towards adoption.

Planning and technical evaluation have largely been completed, and we are well advanced in determining the impact of adopting the Australian equivalents of IFRS. We expect the impact analysis to be completed during fiscal 2005, enabling us to effectively manage the implementation of changes required ahead of the 1 July 2005 application date.

The following areas have been identified as significant in terms of level of activity to substantiate the impact on our financial report and/or the potential transitional adjustment.

(a) AASB 2: “Share-Based Payment” (AASB 2)

We currently recognise an expense for all restricted shares, performance rights, deferred shares, and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense is equal to the funding provided to the Telstra Growthshare Trust to purchase Telstra shares on market to underpin these equity instruments, and is recognised in full in the statement of financial performance when the funding is provided. We do not currently recognise an expense for options issued. For further information regarding our employee share plans, refer to note 19.

On adoption of AASB 2, we will recognise an expense for all share- based remuneration, determined with reference to the fair value of the equity instruments issued. A transitional adjustment to recognise the difference between the expense recognised for AGAAP and the fair value of all equity instruments issued will be made retrospectively against opening retained earnings at transition date. We currently apply a similar concept of expensing share-based remuneration in our USGAAP reconciliation. For information on the approach applied in the USGAAP reconciliation, refer to note 30(k).

(b) AASB 112: “Income Taxes” (AASB 112)

On transition to AASB 112, a new method of accounting for income taxes, known as the “balance sheet liability method”, will be adopted, replacing the “tax effect income statement” approach currently used by Australian companies. Under the new method we will recognise deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that adoption of AASB 112 may require us to carry higher levels of deferred tax assets and liabilities, although at this stage our IFRS project has not identified a material transitional adjustment. The most significant area where the carrying value of an asset will differ from its tax base is expected to be assets that have been revalued in past reporting periods.

(c) AASB 119: “Employee Benefits” (AASB 119)

We do not currently recognise an asset or liability in our statement of financial position for the net position of the defined benefit schemes we sponsor in Australia and Hong Kong. Adoption of the Australian equivalent of IFRS, AASB 119, will cause us to recognise the net position of each scheme as a transitional adjustment in the statement of financial position, with a corresponding entry to the statement of financial performance. The transitional adjustment will be based on actuarial valuations of each scheme at transition date determined in accordance with AASB 119.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Adoption of International Financial Reporting Standards (continued)

(c) AASB 119: “Employee Benefits” (AASB 119) (continued)

The transitional adjustment could be an increase or decrease in retained earnings, depending on the funding position of each scheme at the date of transition. After the application date of 1 July 2005, movements reflecting the change in value of the schemes will be recognised in the statement of financial performance and is likely to result in increased earnings volatility.

For our USGAAP reconciliation, we recognise the impact of defined benefit schemes as required by SFAS 87 “Employers’ Accounting for Benefits”. The approach under existing US requirements does however differ to some extent from the requirements of AASB 119. For information on our existing approach under USGAAP, refer note 30(f).

(d) AASB 121: “Changes in Foreign Exchange Rates” (AASB 121)

Under the transitional rules of AASB 1 “First Time Adoption of Australian Equivalents to International Financial Reporting Standards” we can take advantage of an exception that permits the resetting of the foreign currency translation reserve (FCTR) to nil as at the date of transition to the Australian equivalents of IFRS. As at 30 June 2004 we had a debit balance of $187 million in the FCTR. Should we elect to apply this exemption on transition to AASB 121, the balance in the FCTR will be reset to nil, taking a debit transitional adjustment to retained earnings.

Translation differences in relation to our foreign controlled entities subsequent to transition to IFRS will continue to be recorded in the FCTR. The gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to IFRS.

AASB 121 requires goodwill arising on the acquisition of a foreign controlled entity, and any other fair value adjustments to the carrying value of assets and liabilities arising on acquisition, to be expressed in the functional currency of the foreign operation. As at 30 June 2004 we had goodwill of $2,104 million, representing goodwill on the acquisition of our foreign controlled entities, Hong Kong CSL Limited (HKCSL) and TelstraClear Limited (TelstraClear). Under AGAAP, these goodwill balances are fixed in AUD.

On transition to AASB 121 we will restate these goodwill balances using the functional currency of HKCSL and TelstraClear at the original date of acquisition of the investment. The financial impact of restating the goodwill balances will be taken as a transitional adjustment against retained earnings and will reduce the balance of intangible assets. As a result of applying AASB 121 in relation to foreign denominated goodwill there is the potential for increased volatility in the FCTR.

(e) AASB 123: “Borrowing Costs” (AASB 123)

In accordance with AGAAP, we capitalise borrowing costs incurred in respect of internally constructed property, plant and equipment that meets the criteria of ‘qualifying assets’. The benchmark treatment required under IFRS is to expense borrowing costs, however AASB 123 does allow the alternative treatment of capitalising these costs where they relate to qualifying assets. A decision to write off the capitalised amount of borrowing costs on transition to AASB 123 would give rise to a reduction in opening retained earnings and would have the impact of reducing depreciation and increasing our interest expense in subsequent reporting periods. As at 30 June 2004, the Telstra Group had accumulated unamortised capitalised interest of $430 million. At this stage there has been no decision on whether we will continue to capitalise interest or expense it as incurred.

(f) AASB 128: “Investment in Associates” (AASB 128)

AASB 128 requires amounts that are in substance part of the net investment in associates to be accounted for as part of the carrying value of the investment for the purposes of equity-accounting the results of the associate. Accordingly, we may be required to classify amounts that are not currently recorded in the carrying value of our investment in associates as an extension of our equity investment.

This treatment would give rise to the continuation of equity accounting of our share of the operating profits and losses of our associates where they are incurring losses and have balances as described above. This may result in a reduction in our net consolidated assets.

As at 30 June 2004 we have a non-current asset of $208 million, representing a capacity prepayment with our associate Reach Ltd (Reach). On transition to AASB 128 this non-current asset may be deemed to be an extension of our investment in Reach and reclassified as a non-current investment in an associate. This reclassification would trigger equity accounting. As at 30 June 2004 we have sufficient accumulated equity accounting losses from Reach to eliminate this investment balance on transition to AASB 128.

A similar approach to that required under AASB 128 is currently applied in our USGAAP reconciliation. Refer to note 30(o) for additional information on the impact of this approach on our USGAAP results.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Adoption of International Financial Reporting Standards (continued)

(g) AASB 138: “Intangible Assets” (AASB 138)

Our current accounting policy is to amortise goodwill over the period of expected benefit. Goodwill acquired in a business combination will no longer be amortised under the Australian equivalent of IFRS, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment, it will be recognised immediately in the statement of financial performance. The prohibition of amortisation of goodwill will have the effect of reducing operating expenses and therefore improve reported profits of the Telstra Group, subject to any impairment charges that may be required from time to time. The amortisation charge for the Telstra Group in the financial year ended 30 June 2004 was $123 million.

Development expenditure on internally developed software that meets certain criteria set out in AASB 138 will continue to be capitalised. These costs will be reclassified from other non-current assets to intangible assets on transition to AASB 138. We do not expect a transitional adjustment in our statement of financial performance in relation to this development expenditure.

(h) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)

Application of AASB 132/139 is required to be adopted prospectively from 1 January 2005. Telstra will therefore not be required to apply these standards until 1 July 2005. Transitioning to AASB 132/139 prior to this date may be permissible, subject to being in a position to meet the requirements of these standards as at the earlier transition date. An early transition to AASB 132/139 would provide relevant comparative financial information in the first financial statements presented in accordance with the Australian equivalent of IFRS standards. We have not yet determined whether we will make an early transition.

Under AASB 132/139, our accounting policy will change to recognise our financial instruments in the statement of financial position and to record all derivatives and most financial assets at fair market value. AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance.

We will carry all derivative contracts, whether used as hedging instruments or otherwise, at fair value in the statement of financial position. We expect to use a combination of fair value and cash flow hedging in respect of our foreign currency and interest rate risk hedges of foreign currency borrowings. The use of cash flow hedging will create some volatility in equity reserve balances. The impact on our opening retained earnings at transition will depend on the value of our derivatives at that date.

The change in accounting for derivative instruments required by AASB 139 is reasonably consistent with the approach used under USGAAP. The impact of applying SFAS 133: “Accounting for Derivative Instruments and Hedging Activities” is described in note 30(m). In applying AASB 139 we do, however, expect to have more qualifying cash flow hedges than under USGAAP and a higher degree of effectiveness, minimising the transitional adjustment against retained earnings.

1.5 Principles of consolidation

Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial report.

Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.

Our consolidated retained profits include controlled entities’ retained profits/accumulated losses from the time they became a controlled entity until control ceases. Outside equity interests in the results and equity of controlled entities are shown separately in our consolidated statement of financial performance and consolidated statement of financial position.

The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.

An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Our controlled entities are listed in note 23.

Investments in associated entities and joint ventures are accounted for as set out in note 1.11.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.6 Foreign currency translation

(a) Transactions

Foreign currency transactions are converted into Australian currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into Australian currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our net profit or loss for the year. Where we enter into a hedge for a specific expenditure commitment or for the construction of a qualifying asset, currency translation gains and losses and hedging costs on forward foreign currency contracts are deferred and included with the expenditure commitment or cost of the asset.

Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the underlying transaction being hedged. Costs of such contracts are amortised over the life of the hedge contract.

Premiums and discounts on forward foreign currency contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.

(b) Translation of financial reports of foreign operations

Non-Australian entities that operate with us (“integrated” entities)

Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, we translate their financial reports to Australian dollars using a method known as the temporal method of accounting.

Under this method:

•	monetary statement of financial position items, such as cash and receivables, are translated into Australian dollars using market exchange rates at balance date;

•	non monetary statement of financial position items (including equity at the date of investment) are translated at market exchange rates applicable at the date of the transactions (or at the date of revaluation);

•	statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the statement of financial performance.

Non-Australian entities that operate on their own (“self- sustaining” entities)

Where our non-Australian operations operate independently of us both financially and operationally, we translate their financial reports to Australian dollars using the current rate method of accounting.

Under this method:

•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;

•	shareholders’ equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;

•	statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the foreign currency translation reserve.

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self sustaining foreign entity, together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on consolidation of the foreign entity’s financial report.

Upon disposal or partial disposal of a self sustaining entity, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to retained profits.

1.7 Cash and cash equivalents (note 8)

Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.

Bank deposits are recorded at amounts to be received and interest revenue is recognised on an effective yield to maturity basis.

Bills of exchange and commercial paper are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.

The statement of cash flows discloses cash net of outstanding bank overdrafts. There were no bank overdrafts as at balance date in fiscal 2004 or fiscal 2003.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.8 Receivables (note 9)

Trade debtors are recorded at amounts to be received. A provision for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are recorded against the provision for doubtful debts (the provision is reduced). In all other cases, bad debts are written off as an expense directly in the statement of financial performance.

Bills of exchange and commercial paper are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

Employee share loans are carried at the amount advanced to each employee, less after tax dividend repayments and loan repayments. The outstanding principal on these loans is mainly interest free. The current portion of the loan receivable is calculated using estimated loan repayments expected to be received from tax adjusted dividend payments and estimated loan repayments as a result of staff exiting the employee share plans described in note 19.

1.9 Inventories (note 10)

Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.

We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used.

Current inventories are inventory items held for resale or items to be consumed into the telecommunications network within one year.

Non current inventories are items which will be consumed into the telecommunications network after one year.

1.10 Construction contracts (note 10)

(a) Valuation

We record construction contracts in progress at cost (net of any provision for foreseeable losses) less progress billings where profits are yet to be recognised.

Cost includes:

•	both variable and fixed costs directly related to specific contracts;

•	amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and

•	costs expected to be incurred under penalty clauses, warranty provisions and other variances.

Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

(b) Recognition of profit

Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion (refer to note 1.21(d)).

Profits are recognised when:

•	the stage of contract completion can be reliably determined;

•	costs to date can be clearly identified; and

•	total contract revenues to be received and costs to complete can be reliably estimated.

(c) Disclosure

The construction work in progress balance is recorded in current inventories after deducting progress billings (refer note 10). Where progress billings exceed the balance of construction work in progress the net amount is shown as a current liability within other creditors.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.11 Investments (note 11)

(a) Controlled entities

Our investments in controlled entities are valued at cost less any amount provided for reduction in the investment value.

(b) Joint venture entities and associated entities

(i) Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in joint venture entities that are:

•	partnerships are accounted for using the equity method of accounting in the Telstra Group and Telstra Entity financial statements; and

•	not partnerships are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Our policy for accounting for joint venture entities is otherwise consistent with that detailed for our associated entities below.

(ii) Associated entities

Where we hold an interest in the equity of an entity and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Under the equity method of accounting we adjust the initial recorded amount of the investment for our share of:

•	net profits or losses after tax since the date of investment;

•	reserve movements since the date of investment;

•	unrealised profits or losses;

•	notional goodwill amortisation;

•	dividends or distributions received; and

•	deferred profit brought to account.

Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.

Notional goodwill on acquisition of an interest in a joint venture entity or associated entity is amortised over the expected period of benefit, limited to a maximum of 20 years from the date of acquisition.

This amortisation is recorded in the share of net profits or losses of joint venture entities and associated entities line in the statement of financial performance.

Where we contribute or sell businesses or assets to a joint venture entity or associate in which we retain an ownership interest, a portion of the profit arising on contribution or sale is deferred. The amount deferred is determined with reference to our ownership percentage in the joint venture entity or associated entity. The deferred amount is released to the statement of financial performance through the equity accounted results over a period consistent with the utilisation of the underlying assets.

We also assess the recoverable amount of our equity accounted investments at each reporting date to ensure the equity accounted carrying amount does not exceed the recoverable amount. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.

Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

(c) Joint venture operations

A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity that is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share of each asset and liability used in the joint venture operation. We record expenses based on our percentage ownership interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer note 1.21).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.11 Investments (note 11) (continued)

(d) Listed securities and investments in other corporations

Listed securities and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.

Net fair values of our investments are calculated on the following bases:

•	for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and

•	for investments in unlisted securities not traded in an organised financial market, fair value is determined by reference to the net assets of the unlisted security.

1.12 Recoverable amount of non current assets

Non current assets measured using the cost basis are written down to recoverable amount where their carrying value exceeds this recoverable amount.

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. We recognise any decrement in the carrying value as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.

The expected net cash flows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.

1.13 Property, plant and equipment (note 12)

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.13(c). The cost of our constructed property, plant and equipment includes:

•	the cost of material and direct labour;

•	an appropriate proportion of direct and indirect overheads; and

•	borrowing costs up to the date the asset is installed ready for use.

Our weighted average capitalisation interest rate for borrowing costs for fiscal 2004 was 7.7% (2003: 7.5%; 2002: 7.2%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

(b) Revaluation

We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, in accordance with the note disclosure requirements in AASB 1040: “Statement of Financial Position”. It is our policy to apply the cost basis of recording property plant and equipment. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked.

When AASB 1041: “Revaluation of Non-Current Assets” was introduced, we elected to deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward. This means that the asset revaluation reserve of $32 million is fixed as at 1 July 2000 and writedowns of previously revalued assets may no longer be made through the asset revaluation reserve.

We reduce the value of our property, plant and equipment to its recoverable amount where our carrying amount is greater than recoverable amount. Any writedown of this type is charged to the statement of financial performance.

The profit or loss on disposal of assets written down to recoverable amount is calculated as the difference between the carrying amount of the asset at the time of disposal, and the revenue received on disposal. This is included in the statement of financial performance in the year of disposal.

The effect of capital gains tax has not been taken into account in calculating the revalued amounts of property, plant and equipment.

(c) Depreciation

Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis over their estimated service lives. We start depreciating assets when they are installed and ready for use.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.13 Property, plant and equipment (note 12) (continued)

(c) Depreciation (continued)

The service lives of our significant items of property, plant and equipment are listed as follows:

Telstra Group
As at 30 June
	2004	2003
	Service life	Service life
Property, plant and equipment	(years)	(years)
Buildings - building shell	55	55
- general purpose	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Communication assets
Buildings - building shell	55	55
- network	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	3 - 25	4 - 20
Switching equipment	1 - 10	2 - 10
Cables	8 - 25	8 - 25
Ducts and pipes - main cables	40	40
- distribution	30	30
Other communications plant	3 - 16	3 - 16
Other assets
Leasehold plant and equipment	7 - 15	7 -15
Other plant, equipment and motor vehicles	3 - 15	3 -15

The service lives and residual values (where applicable) of all assets are reviewed each year.

We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. This is the case for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.

Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network (CAN). We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.

1.14 Leased plant and equipment (note 12)

We account for leases in accordance with AASB 1008: “Leases”. We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.

Where we acquire non current assets by using a finance lease, the present value of future minimum lease payments is disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Operating lease rental expense is disclosed in note 3.

Where we lease properties, costs of improvements to these properties are capitalised and are disclosed as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.

1.15 Intangible assets (note 13)

Intangible assets are assets that have value but do not have physical substance.

(a) Goodwill

On acquisition of investments, when we pay an amount greater than the fair value of the net identifiable assets of an entity, this excess is recorded as goodwill in the Telstra Group statement of financial position. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.

When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed every six months and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2004 was 20 years (2003: 20 years).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.15 Intangible assets (note 13) (continued)

(a) Goodwill (continued)

We continually assess whether changes have occurred that would require revision of the remaining estimated useful life of goodwill, or whether changes will render the goodwill not recoverable. If such circumstances arise, the recoverable amount of goodwill is determined based on estimates of the discounted value of expected future cash flows of the business. Market interest rates and discount rates are considered when calculating discounted cashflows.

We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as an intangible asset. The amortisation of this notional goodwill is included in the share of net profit/(loss) of joint venture entities and associated entities line in the statement of financial performance. Refer to note 1.11 for information regarding goodwill for joint venture entities and associated entities.

(b) Identifiable intangible assets

(i) Patents, trademarks, licences, brandnames and customer bases

Identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs of such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit.

The average amortisation periods of our identifiable intangible assets are listed as follows:

	Telstra Group
	As at 30 June
	2004	2003
	Expected	Expected
	benefit	benefit
Identifiable intangible assets	(years)	(years)
Patents, trademarks and licences	12	14
Brandnames	20	20
Customer bases	13	12

The recoverable amounts of identifiable intangible assets are reviewed every six months and the carrying amount is adjusted down where it exceeds recoverable amount. Recoverable amount of identifiable intangible assets is determined based on estimates of the discounted value of expected future cash flows to be derived from the use of those assets.

(ii) Mastheads

Mastheads, being the titles of newspapers and magazines, are also considered to be an identifiable intangible asset. Where we acquire an entity that is considered to hold value in their mastheads, we recognise an asset in our statement of financial position at the fair value determined at the date of acquisition.

We do not currently amortise the cost of our mastheads as they have been assessed to have an indefinite useful life. We do not expect a useful life to be determined in the foreseeable future. The status of the useful life and the need to amortise the carrying amount of the mastheads is, however, reassessed every six months.

In addition, an assessment of the recoverable amount of the mastheads is made every six months to ensure this is not less than its carrying amount. The recoverable amount is determined based on the amount expected to be recovered through the cash inflows and outflows arising from the mastheads, discounted to their present value using a market determined, risk adjusted discount rate.

1.16 Other assets (note 14)

(a) Research and development costs

Research costs are recorded as an expense as incurred. Development costs are recorded as an expense as incurred, unless future economic benefits are attainable from the expenditure, in which case they are capitalised (refer to note 1.16(d) for policy on software assets developed for internal use).

(b) Deferred mobile handset subsidies

Mobile handsets that are sold as part of service contracts are accounted for as separate transactions based on the requirements of EITF 00-21. The revenue allocated to a subsidised mobile handset under EITF 00-21 is contingent upon delivery of the contracted services and is therefore recognised over the life of the contract. Similarly, the cost of any associated subsidy is deferred and written off over the contract term.

As a result, the expense is recognised over the life of the contract, consistent with the timing of revenue earned.

(c) Deferred expenditure

Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, and loan flotation costs.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.16 Other assets (note 14) (continued)

Significant items of expenditure:

•	are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and

•	cannot be deferred if they only relate to revenue which has already been recorded.

We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 4 years for fiscal 2004 (2003: 5 years). Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance.

(d) Software assets developed for internal use

We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are recorded as software assets where project success is regarded as probable.

Costs included in software assets developed for internal use are:

•	external direct costs of materials and services consumed;

•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and

•	borrowing costs incurred while developing the software.

Software assets developed for internal use are amortised on a straight line basis over their useful lives to us. This period is a weighted average of 6 years for fiscal 2004 (2003: 6 years). Amortisation starts once the software is ready for use.

The carrying values of these assets are reviewed regularly and at each reporting date, to ensure they are recoverable. Where such costs are no longer considered recoverable, they are written off to the statement of financial performance.

1.17 Payables (note 15)

Accounts payable, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

1.18 Interest-bearing liabilities (note 16)

Bills of exchange and commercial paper are recorded as borrowings when issued, at the amount of the net proceeds received. They are carried at amortised cost until the liabilities are fully settled. Interest is recorded as an expense on a yield to maturity basis.

Bank loans are carried at cost.

Telstra bonds are carried at cost or adjusted cost. Adjusted cost is the face value of debt adjusted for any unamortised premium or discount. Interest is calculated on a yield to maturity basis. Bonds repurchased are cancelled against the original liability and any gains or losses are recorded in the statement of financial performance as borrowing costs.

Other loans are carried at cost or adjusted cost. Discounts and premiums are amortised on a straight line basis over the period to maturity. Interest is calculated on a yield to maturity basis. Our other loans include both Australian dollar loans and foreign currency loans. Amounts denominated in foreign currency are revalued daily. Any exchange gains or losses are taken to the statement of financial performance.

1.19 Provisions (note 17)

Provisions are recognised when the group has a present legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events, it is probable that a future sacrifice of economic benefits will arise and a reliable estimate can be made of the amount of the obligation. However, the amount or timing of the future sacrifice of economic benefits to satisfy the present obligation is uncertain.

(a) Employee benefits

We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated on the remuneration rates expected to be current at the date of settlement and include related on costs.

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.19 Provisions (note 17) (continued)

(a) Employee benefits (continued)

We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years.

We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.

Liabilities for redundancies are recognised when a detailed formal plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees affected. The liabilities for redundancies are recognised in payables unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

(b) Workers’ compensation

The Telstra Entity and certain controlled entities self insure their workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.

(c) Restoration costs

We provide for our future obligations in relation to the fitout of our general purpose leased buildings when we have a legal, equitable or constructive responsibility. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with these fitouts. Restoration provision is initially recorded based on a reliable estimate of the costs to be incurred. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.

Restoration costs associated with mobile tower communication assets that are situated on land held under operating leases are expensed in the statement of financial performance when they become payable as they are insignificant to our financial report.

(d) Dividends

We provide for dividends in the period in which they are declared.

When the declaration date is after balance date, but before completion of the financial report, we disclose the dividend as an event occurring after balance date.

1.20 Contributed Equity (note 18)

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.21 Revenue (note 2)

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP, and in cases where there is no conflict between the two, we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

The underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP. As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both AGAAP and USGAAP financial statements.

Sales revenue

Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes.

(a) Delivery of services

Revenue from the provision of our telecommunications services includes:

•	telephone calls; and

•	other services and facilities provided such as internet and data.

We record revenue earned from:

•	telephone calls on completion of the call; and

•	other services generally at completion, or over the period of service provided.

Installation and connection fee revenues are deferred and recognised over the average estimated customer contract life. For basic access installation and connections this is an average of five years. For mobile phone connections, this is an average of two years. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Any costs in excess of the revenue deferred are recognised immediately.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.21 Revenue (note 2) (continued)

(b) Sale of goods

Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.

(c) Rent of network facilities

We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue of providing access to the network is recorded on an accrual basis over the rental period.

(d) Construction contracts

We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer note 1.10 for further information).

Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:

•	(actual costs / planned costs) x planned revenue — for material intensive projects;

•	(actual labour hours / planned labour hours) x planned revenue - for labour intensive projects; and

•	short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

(e) Advertising and directory services

Classified advertisements and display advertisements are published on a daily, weekly and monthly basis for which revenues are recognised at the time the advertisement is published.

All of our Yellow Pages and White Pages directory revenues are recognised on delivery of the published directories using the delivery method. We consider our directories delivered when they have been published and delivered to customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.

Other revenue

(f) Dividend revenue

We record dividend revenue in the statement of financial performance from the following entities when declared by them:

•	controlled entities;

•	joint venture entities and associated entities (when received by the Telstra Entity); and

•	listed investments and other investments.

We record distributions from trusts when the distribution is receivable.

For our consolidated financial statements, dividends and distributions received from joint venture entities and associated entities are recorded as a reduction of the balance in the investment account as per equity accounting requirements and not as dividend revenue of the Telstra Group.

(g) Revenue from the sale of non current assets

Revenue from the sale of our non current assets is recorded when all conditions required to complete the sale have been settled and finalised.

(h) Interest revenue

We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).

Revenue received in advance

Revenue received in advance consists mainly of revenue from providing access to the fixed and mobile network and directories advertising revenue. This revenue is initially recorded as a liability and then transferred to earned revenue in line with the revenue policies described above.

Accrued revenue

Accrued revenue represents revenue earned that has not been billed to the customer. This revenue is recorded in accordance with the revenue policies described.

Revenue arrangements with multiple deliverables

Refer to note 1.2 for information regarding our accounting policy for revenue arrangements involving multiple deliverables.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.22 Advertising expenses

Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in the marketing expenses line in note 3 to the financial statements.

1.23 Share of net profits/(losses) of joint venture entities and associated entities (note 24)

We record our share of the net profits/(losses) of joint venture entities and associated entities by taking the profit/(loss) after income tax expense, multiplied by our ownership interest after adjusting for:

•	amortisation of notional goodwill;

•	deferral and subsequent amortisation of unrealised profits after income tax expense arising from transactions and the sale of assets from us to our associates; and

•	deferral and subsequent amortisation of unrealised profits after income tax expense arising from trading and the sale of assets from our associates to us.

Refer to note 1.11(b) for information regarding deferral of unrealised profits and amortisation of notional goodwill in relation to joint venture entities and associated entities.

1.24 Taxation (note 4)

Income Tax

We apply tax-effect accounting using the liability method to calculate income tax. Income tax expense is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.

Permanent differences are:

•	items of revenue or expense that are included in taxable income but will never be included in accounting profit; or

•	items of revenue or expense that are included in accounting profit but will never be included in taxable income.

To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. These items are netted within the tax consolidated group of other controlled entities when the timing differences are expected to reverse in the same financial years. We do not net deferred tax balances between controlled entities apart from those within the tax consolidated group.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

During fiscal 2003, the Telstra Entity elected for its resident wholly owned controlled entities to join it in a tax consolidation group. The Telstra Entity recognises all current and deferred tax amounts in relation to its resident wholly owned controlled entities in its own financial statements in addition to the current and deferred tax balances arising from its own transactions and events (refer note 4 for further information).

Goods and Services Tax (GST) (including other value added taxes)

We record our revenue, expenses and assets net of any applicable goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item.

Receivables and payables balances include GST where we have either included GST in our price charged to customers or a supplier has included GST in their price charged to us. The net amount of GST due, but not paid, to the ATO is included under payables.

We do not include any estimate for GST in either accrued revenue or accrued expense balances. Our accruals refer to a combination of items some of which will be supported by the issue or receipt of a tax invoice at a later time depending on the nature of the item. In general, no tax invoice has been received or issued at the time the accrual is recorded.

To accord with Urgent Issues Group Abstract 31 — Accounting for Goods and Services Tax (GST), which requires cash flows to be determined on a gross basis, we have completed our cash flow statement in the following manner:

•	we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis where the GST is recoverable from the ATO; and

•	we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.

Our commitments are recorded net of GST, except where there is non-recoverable GST (refer note 20).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.25 Earnings per share (note 6)

Basic earnings per share

Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Where an entity has on issue potential ordinary shares which are dilutive, diluted EPS must be calculated. As we do not have any ordinary shares which are considered dilutive, diluted EPS is the same as basic EPS.

1.26 Superannuation (note 22)

Defined benefit funds

For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared to members’ vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.

Accumulation schemes

Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed in accordance with our minimum statutory requirements. We recognise a liability when we are required to make future payments as a result of employee services provided.

All superannuation schemes

Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.

1.27 Employee share plans (note 19)

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the Trustee on their behalf. As a result, we do not consolidate the operations of the trust into the Telstra Group.

Telstra incurs expenses on behalf of both the TESOP97 and the TESOP99. These expenses are in relation to administration costs of the trusts and are recorded in our statement of financial performance as incurred.

The Telstra Growthshare Trust was established to allocate equity based instruments as required. Current equity based instruments include options, restricted shares, performance rights, deferred shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares are subject to a specified period of service.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust (Growthshare). We do not control or significantly influence the trust as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

An option, restricted share, performance right or deferred share represents a right to acquire a share in Telstra.

Telstra provides loans to the Growthshare trustee to enable it to purchase shares on market to underpin options issued. When exercised, the eligible employee pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the employee, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust. From 1 July 2002, the company suspended its option plan.

Restricted shares, performance rights and deferred shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.

Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.

We have also provided funding to the Trustee to enable it to meet its other obligations under the trust deed.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.28 Derivative financial instruments (note 29)

As we only use derivative financial instruments for our hedging activities, the gains and losses on our derivatives are accounted for on the same basis as the underlying physical transactions. Therefore, hedge gains and losses are recorded in the statement of financial performance when the gains or losses arising from the related physical exposures are recorded in the statement of financial performance.

Foreign exchange gains and losses on the principal value of our cross currency swaps are recorded in the statement of financial performance and determined through reference to the change in spot rates over the relevant reporting period. Where appropriate, these foreign exchange gains and losses offset the gains and losses recorded on the underlying hedged transaction.

We account for our interest rate swaps and cross currency swaps that hedge an underlying physical exposure using the accrual method of accounting.

Interest receivable and payable under the terms of the interest rate swaps and cross currency swaps are accrued over the period to which the payments or receipts relate. The interest receivable and payable under the swaps is also recorded as part of our borrowing costs. Changes to the underlying market value of the remaining interest rate swap and cross currency swap payments and receipts are not recorded in the financial statements.

We do not include the principal amounts of our cross currency swaps and interest rate swaps in our statement of financial position. Where we have a legally recognised right to set off the financial asset and financial liability and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our statement of financial position. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our statement of financial position.

The net position in relation to our cross currency swaps refers to the revalued component of our foreign currency receivable or payable under the swap contract. We record this component as a hedge receivable or hedge payable in our statement of financial position. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged as the transactions are with different counterparties and are generally not settled on a net basis.

Forward foreign currency contracts are accounted for as outlined in note 1.6(a). Gains and losses on forward foreign currency contracts intended to hedge anticipated future transactions are deferred and recognised when the anticipated future transaction occurs.

1.29 Insurance

We specifically carry the following types of insurance:

•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time.

For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.

The Telstra Entity and certain controlled entities are self insured for workers’ compensation. Further details are provided in note 1.19(b).

1.30 Further clarification of terminology used in our statement of financial performance

Under the requirements of AASB 1018: “Statement of Financial Performance” we must classify all of our expenses (apart from any borrowing costs and our share of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Our expense categories represent an aggregation of expenses classified by nature (type). These categories do not include any indirect or fixed costs and therefore are not identical to their functional expense category. Specifically this includes:

•	our goods and services purchased; and

•	our marketing expenses and general and administration expenses included within the reconciliation of other expenses (refer note 3).

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit. Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.30 Further clarification of terminology used in our statement of financial performance (continued)

Notwithstanding, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.

EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount has been disclosed separately in note 3(c).

1.31 Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.

1.32 Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current year.

In addition, we have quantified the effect on comparatives of any changes in accounting policies where such changes have arisen (refer note 1.2).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2004	2003	2002	2004	2003
	Note		$m	$m	$m	$m	$m
2. Revenue
Revenue from ordinary operating activities (including items disclosed in note 3(c)) is made up of revenue from the following activities:
Sales revenue
Delivery of services			12,117	12,397	12,719	11,554	11,229
Sale of goods			531	572	439	393	430
Rent of network facilities			6,648	6,108	5,667	6,648	6,086
Construction contracts			90	201	236	77	42
Advertising and directory services			1,351	1,217	1,135	324	840

			20,737	20,495	20,196	18,996	18,627

Other revenue (excluding interest revenue)
Dividend revenue
- wholly owned controlled entities			—	—	—	142	—
- other entities			1	1	1	—	1

			1	1	1	142	1

Revenue from the sale of non current assets
- property, plant and equipment	3	(c)	102	811	246	131	792
- investments in controlled entities			—	17	—	—	—
- investments in joint venture entities			—	3	—	—	—
- investments in associated entities	3	(c)	204	17	—	—	1
- investments in listed securities and other corporations			24	7	22	24	—
- patents, trademarks and licences			—	—	1	—	—
- businesses			—	4	33	—	2

			330	859	302	155	795

Other sources of revenue
Rent from property and motor vehicles			23	33	44	22	33
Other revenue			189	228	259	72	124

			212	261	303	94	157

			543	1,121	606	391	953

Revenue from ordinary activities (excluding interest revenue)			21,280	21,616	20,802	19,387	19,580

Interest revenue
- controlled entities			—	—	—	43	124
- joint ventures entities and associated entities			2	2	2	2	2
- other entities			53	82	124	50	76

			55	84	126	95	202

Total revenue from ordinary activities			21,335	21,700	20,928	19,482	19,782

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2004	2003	2002	2004	2003
	Note		$m	$m	$m	$m	$m
3. Profit from ordinary activities
(a) Profit before income tax expense (including items disclosed in note 3(c)) has been calculated after charging/(crediting) the following items:
Labour
Included in our labour expenses are the following:
Ownership based remuneration schemes			23	23	9	23	23
Employee redundancy			170	281	289	161	205
Goods and services purchased
Included in our goods and services purchased and relating to sale of goods is:
Cost of goods sold			544	556	503	425	432
Other expenses
Net book value of assets we have sold:
- property, plant and equipment	3	(c)	64	638	250	90	632
- investments in controlled entities			—	12	(3)	—	—
- investments in joint venture entities			—	—	—	—	—
- investments in associated entities	3	(c)	34	8	—	—	2
- investments in listed securities and other corporations			16	9	27	16	—
- patents, trademarks and licences			—	—	—	—	—
- businesses			—	(6)	33	—	(6)

			114	661	307	106	628

Rental expense on operating leases			530	584	597	399	404
Bad debts written off — trade debtors			168	172	185	149	154
Movement in provisions — increase/(decrease):
- doubtful debts — trade debtors			15	21	28	8	2
- reduction in value of inventories (finished goods)			5	5	1	5	5
- reduction in value of investments	3	(c)	—	26	26	(709)	3,056
- reduction in value of convertible note issued by PCCW			—	—	96	—	—
- reduction in value of amounts owed by controlled entities	3	(c)	—	—	—	709	(587)
- reduction in value of amounts owed by joint ventures	3	(c)	226	—	—	226	—
- reduction in value of capitalised software			—	2	—	—	2
Net foreign currency translation losses/(gains)			17	(17)	17	41	(14)
Auditors’ fees	3	(b)	6	6	5	5	5
Service contracts and other agreements			1,678	1,706	1,400	1,664	1,606
Marketing			335	316	284	275	255
General and administration			889	790	679	737	584
Other operating expenses			406	330	440	370	534

			4,389	4,602	4,065	3,985	6,634

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2004	2003	2002	2004	2003
	Note		$m	$m	$m	$m	$m
3. Profit from ordinary activities (continued)
(a) Profit before income tax expense (including items disclosed in note 3(c)) has been calculated after charging/(crediting) the following items:
Depreciation of property plant and equipment
- general purpose buildings and leasehold improvements	12		55	75	84	55	57
- communication assets including leasehold improvements	12		2,602	2,436	2,373	2,504	2,282
- communication assets under finance lease	12		82	82	79	82	82
- equipment under finance lease	12		13	7	2	11	2
- other plant, equipment and motor vehicles	12		121	154	115	64	106

			2,873	2,754	2,653	2,716	2,529
Amortisation of intangible assets and other assets
- goodwill	13		123	116	87	4	1
- patents, trademarks and licences			35	38	40	19	32
- brandnames			10	12	12	—	—
- customer bases			72	82	86	15	—
- deferred expenditure			1	1	1	1	1
- software assets			501	444	388	473	430

			742	693	614	512	464

			3,615	3,447	3,267	3,228	2,993

Borrowing costs
- controlled entities			—	—	—	81	80
- other entities			841	983	1,009	836	960
- finance charges relating to finance leases			—	1	2	—	—

			841	984	1,011	917	1,040
- borrowing costs included in the cost of constructed assets			(74)	(105)	(115)	(74)	(105)

			767	879	896	843	935

Other disclosures
Research and development expenses (before crediting any grants)			26	41	28	26	41

Net profit/(loss) on the sale of:
- property, plant and equipment	3	(c)	40	173	(4)	40	160
- investments in controlled entities			—	5	3	—	—
- investments in joint venture entities			—	3	—	—	—
- investments in associated entities	3	(c)	170	9	—	—	(1)
- investments in listed securities and other corporations			8	(2)	(5)	8	—
- patents, trademarks and licences			—	—	1	—	—
- businesses			—	10	—	—	8

			218	198	(5)	48	167

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2004	2003	2002	2004	2003
	Note		$m	$m	$m	$m	$m
3. Profit from ordinary activities (continued)
(b) Auditors’ fees
The Australian statutory auditor of the Telstra Entity has charged the following amounts for:
Auditing and reviewing the financial reports (a)			4.412	4.445	3.753	4.183	3.974
Auditors other than the Australian statutory auditor have charged the following amounts for:
Auditing and reviewing the financial reports			1.904	1.440	1.553	1.001	0.528

Total auditors’ fees	3	(a)	6.316	5.885	5.306	5.184	4.502

In addition to auditing and reviewing the financial reports, other services have been provided by Ernst & Young in their own right as follows:
Other services (b)			3.490	5.334	5.714

(a) Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit provided by the ANAO has been subcontracted to Ernst & Young (EY) since fiscal 2000.

(b) We have processes in place to maintain the independence of the external auditor, including the level of expenditure on other services. Fees earned by EY for non audit work are capped at a maximum of 1.0 times (2003: 1.0 times, 2002: 1.5 times) total audit fees. In addition to the establishment of this cap, there is a requirement for the Audit Committee to pre-approve all proposals involving the provision of services by EY. As part of the approval process, an assessment is made by the Audit Committee on the appropriateness of the services from an independence stand point. Monthly meetings are held between EY and the Director, Business and Finance Services to monitor the process.

EY also has specific internal processes in place to ensure auditor independence.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2004	2003	2002	2004	2003
	Note	$m	$m	$m	$m	$m
3. Profit from ordinary activities (continued)
(c) Items requiring specific disclosure
The following items form part of the ordinary operations of our business and their disclosure is relevant in explaining the financial performance of the group.
Our net profit has been calculated after (charging)/crediting specific revenue and expense items from our ordinary activities as follows:
Items included in revenue:
Other revenue (excluding interest revenue)
- proceeds on sale of our investment in IBM Global Services Australia Limited (i)		154	—	—	—	—
- proceeds on sale of properties (iv)		—	570	—	—	570

Total revenue items		154	570	—	—	570

Items included in expenses:
Other expenses		(135)	—	—	—	—
- net book value of investment and modification of the information technology services contract with IBM Global Services Australia Limited (i)		(135)	—	—	—	—
- provision for the non recoverability of the loan to Reach Ltd (ii)	27	(226)	—	—	(226)	—
- book value on sale of properties (iv)		—	(439)	—	—	(439)
- movement in provision for reduction in value of our controlled entities (iii) (vii)		—	—	—	709	(2,981)
- movement in provision for amounts owed by controlled entities (iii) (viii)	27	—	—	—	(709)	570

Total expense items		(361)	(439)	—	(226)	(2,850)

In our share of net losses of joint venture entities and associated entities is:
- write down of the carrying value of our investment in Reach Ltd (v)		—	(965)	—	—	—

Net items		(207)	(834)	—	(226)	(2,280)

Income tax benefit/(expense) attributable to those items requiring specific disclosure		39	(41)	—	—	(41)
Effect of reset tax values on entering tax consolidation (vi)		58	201	—	58	201

Net items after income tax (benefit)/expense		(110)	(674)	—	(168)	(2,120)

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure (continued)

During fiscal 2004, we recognised the following transactions as requiring specific disclosure:

(i) Sale of shareholding in IBM Global Services Australia Limited (IBMGSA)

On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBMGSA with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million.

As part of the disposal we negotiated changes to a 10 year contract with IBMGSA to provide technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after taking into account income tax benefits).

(ii) Provision for the non recoverability of the loan to Reach Ltd

On 17 June 2004, Telstra and PCCW Limited (PCCW) bought out a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd and its controlled entity Reach Finance Ltd (Reach). Our share of the payment in relation to this acquisition amounted to US$155.5 million. At 30 June 2004, we provided for the non recoverability of the debt, amounting to $226 million, as we consider that Reach will not be in a position to repay the amount prior to maturity. Refer to note 9 for further details.

(iii) Movement in provision for reduction in value of controlled entities and amounts owed by controlled entities — Telstra Entity

Included in our profit before income tax expense for fiscal 2004 for the Telstra Entity was a gain of $709 million relating to a movement in our provision for diminution of investments in controlled entities. This gain was offset by an expense of an equivalent amount relating to a provision for amounts owed by a controlled entity. This gain/loss is effectively a reallocation of provisions within the Telstra Entity. The balances are eliminated on consolidation for the Telstra Group.

During fiscal 2003, we identified the following transactions as requiring specific disclosure:

(iv) Sale of office properties

On 1 August 2002, we sold a portfolio of seven office properties for $570 million. The carrying value of these properties was $439 million at the time of sale. The profit on sale of these properties was $131 million before income tax expense and $90 million after income tax expense.

We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commenced on 19 August 2002.

(v) Write down of investment in Reach Ltd

During fiscal 2003 we wrote down the carrying amount of the investment in Reach Ltd. The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. This resulted in a reduction of our investments accounted for using the equity method in our statement of financial position and an increase to our share of net losses of joint venture entities and associated entities in the statement of financial performance, amounting to $965 million.

(vi) Effect of reset tax values on entering tax consolidation

During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity (or head entity) elected to form a tax consolidated group from 1 July 2002. On formation of the tax consolidated group, the head entity had the option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount (ACA) method or Transitional Method. We chose the ACA method for a number of our subsidiaries. Under this method, the tax values of a subsidiary’s assets were reset according to certain allocation rules, which consequently impacts future tax deductions and our deferred tax balances. The once-off benefit of $201 million reflected the increase in future tax deductions arising from these reset tax values. Subsequent analysis of this adjustment has resulted in a further tax benefit of $58 million being recognised in fiscal 2004 (refer to note 4 for further details).

(vii) Movement in provision for reduction in value of our controlled entities — Telstra Entity

Included in our profit before income tax expense in fiscal 2003 for the Telstra Entity was a movement of $2,981 million relating to a provision for reduction in value of our investments in two controlled entities. This balance was eliminated on consolidation for Telstra Group reporting purposes.

(viii) Movement in provision for amounts owed by controlled entities — Telstra Entity

The profit before income tax expense of the Telstra Entity included a $570 million net gain in relation to the provision for amounts owed by the controlled entity. This gain occurred due to capitalisation of an intercompany loan facility. This balance was eliminated on consolidation for Telstra Group reporting purposes (refer note 27 for further information).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
4. Income tax expense
Notional income tax expense on profit differs from actual income tax expense recorded as follows:
Profit before income tax expense	5,848	4,928	5,446	6,076	3,809

Profit/(loss) before income tax expense of subsidiary companies that form part of the Telstra Corporation Limited tax consolidation group (i)				(197)	(856)

Profit before income tax expense for the tax consolidated group				5,879	2,953

Notional income tax expense on profit calculated at 30%	1,754	1,478	1,634	1,764	886
Which is adjusted by the tax effect of (ii):
Effect of different rates of tax on overseas income	(15)	(30)	(13)	—	—
Research and development concessions	(7)	(6)	(6)	(8)	(6)
Share of net loss from joint venture entities and associated entities	11	296	9	—	2
(Profit)/loss on sale of non current assets	(65)	(34)	(8)	(59)	52
Non deductible depreciation and amortisation	64	58	(4)	11	10
Reduction in the value of investments and intercompany receivables	68	—	4	87	810
Assessable foreign source income not included in accounting profit	18	43	22	18	43
Under/(over) provision of tax in prior years	24	(28)	16	21	(23)
Effect of reset tax values on entering tax consolidation (iii)	(58)	(201)	—	(58)	(201)
Other adjustments	(63)	(42)	142	(79)	(15)

Income tax expense on profit	1,731	1,534	1,796	1,697	1,558

(i) Net of consolidation entries and other applicable adjustments.

(ii) For the Telstra Entity, adjustments include those for the tax consolidation group.

(iii) As part of the election to enter tax consolidation (refer following for further details), the head entity in the group was able to elect to reset the tax values of a subsidiary member under certain allocation rules. In fiscal 2003, the reset of tax values resulted in a tax benefit of $201 million (refer note 3 for further information). In fiscal 2004, subsequent analysis resulted in a further reset of tax values and an additional tax benefit of $58 million. These benefits reflect the increase in future tax deductions available from these reset values.

Tax consolidation

During fiscal 2003, legislation was enacted that enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. As a result, the Telstra Entity, as the head entity in the tax consolidated group, recognises tax entries for all entities in the group in addition to its own.

The entities within the tax consolidated group have entered into a tax sharing agreement. The terms of this agreement specify the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity.

Agreements which formalise the transition of subsidiaries into the tax consolidated group were also entered into by group members. These agreements covered the transfer of deferred tax balances to the Telstra Entity as at 1 July 2002 and the treatment of any PAYG instalments made.

The election to tax consolidate on 1 July 2002 did not have a significant impact on the assets and liabilities of the Telstra Group, apart from the resetting of certain tax values (refer to item (iii) above and note 3 for further details regarding this impact).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

4. Income tax expense (continued)

	Telstra Group			Telstra Entity
	As at 30 June			As at 30 June
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Future income tax benefits as at 30 June not recorded in the statement of financial position for:
Income tax losses	205	209	146	—	—
Capital tax losses	206	132	42	165	94
Timing differences	42	42	8	—	—

	453	383	196	165	94

Our benefit for tax losses may be used in future years if the following criteria are met:

•	our controlled entities have sufficient future assessable income to enable the tax losses to be offset against that assessable income;

•	our controlled entities continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and

•	there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.

Our statement of financial position includes the following:

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Future income tax benefit balance	2	—

Amount of future income tax benefit related to tax losses carried forward	2	—

     Our future income tax benefit is included within our other non current assets (refer note 14).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

During the year, we formed a new group being Telstra Technology, Innovation and Products. This brings together product development areas, network technologies, information technology systems and Telstra Research Laboratories.

In fiscal 2003, three pre-existing business units of Telstra Retail, Telstra Mobile and Telstra Country Wide were restructured. The scope of Telstra Country Wide was increased as a result of the restructure and two new groups were formed, namely Telstra Consumer and Marketing and Telstra Business and Government.

A separate group was established which comprised Telstra’s broadband and online activities, as well as Telstra’s directories business, Sensis Pty Ltd, and Telstra’s media activities. This business is now known as Bigpond, Media and Sensis. Those segments not impacted by the restructure were consistent in their structure to previous years.

Due to this extensive restructure of the customer base in fiscal 2003, it was impracticable to restate our comparative information for fiscal 2002 to reflect the position as if these business segments and segment accounting policies existed in that financial year. In accordance with applicable accounting standards, for both AGAAP and USGAAP, we have provided comparatives for fiscal 2002 as they were under the previous organisational structure, as well as restating those lines that could be restated under the new structure.

For segment reporting purposes, the Telstra Group is now organised along the following segments:

Telstra Consumer and Marketing (TC&M) is responsible for:

•	serving consumer customers with fixed, wireless and data products;

•	management of Telstra brands, advertising and sponsorship; and

•	implementing our bundling initiatives.

Telstra Country Wide (TCW) is responsible for:

•	customers outside the mainland state capital cities, in outer metropolitan areas and in Tasmania and the Northern Territory.

Telstra Business and Government (TB&G) is responsible for:

•	the provision of the full range of products and services to corporate, small to medium enterprises and government customers; and

•	managing our interests in our North American, Japanese and European retail operations.

Telstra International (TInt.) is responsible for:

• managing our international investments, particularly our operations in Hong Kong and New Zealand; and

• generating profitable growth by enhancing the value of our existing investments and participating in new growth opportunities primarily in the Asia-Pacific region.

• The TelstraClear group in New Zealand is reported as part of TInt. for segment reporting purposes, even though it is included in TB&G for internal management reporting purposes due to the requirements of the applicable accounting standard. For the purposes of the applicable accounting standard, the risks and returns of TelstraClear are considered to be similar to those of our international business.

Infrastructure Services (IS) is responsible for:

•	operational service, delivery and maintenance of Telstra’s fixed, mobile, IP and data networks. This includes voice and data, product and application platforms, and service management of the online space; and

•	end-to-end project construction and integration of communications networks and systems for Telstra and other telecommunications companies.

Telstra Wholesale (TW) is responsible for:

•	the provision of telecommunications services, infrastructure sharing solutions and related services that are based on the Telstra networks and delivery systems to other carriers, carriage service providers and ISPs.

Telstra Technology Innovation and Products (TTIP) is responsible for:

•	the overall planning, design and construction management of Telstra’s communication networks;

•	the delivery of information technology solutions to support our products, services and customer support function;

•	product development and management;

•	the office of the Chief Information Officer; and

•	the Telstra Research Laboratories.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Bigpond, Media and Sensis is responsible for:

•	management and growth of Telstra’s internet products, services and content, for both broadband and narrowband delivery;

•	management of Telstra’s broadband cable network;

•	management of Telstra’s interest in the FOXTEL partnership; and

•	management and growth of the information, advertising and directories business, including printed publications, voice and online products and services.

Corporate areas include:

•	Legal & Office of Company Secretary — provides legal services and company secretarial services across Telstra and is responsible for corporate security and liaison with law enforcement agencies;

•	Regulatory, Corporate and Human Relations — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It manages personnel, health and safety, environment, remuneration and training. It also has responsibility for regulatory positioning and negotiation;

•	Human Resources — responsibilities include recruitment, learning and development, and human resources management;

•	Corporate Development — encompasses the functions of business development, commercial analysis, corporate strategy, mergers and acquisitions, strategic projects and investor relations; and

•	Finance & Administration — encompasses the functions of business and finance services, treasury, productivity, risk management and assurance, and corporate services. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. TTIP manages the annual capital expenditure of these assets on behalf of our other business segments.

The Corporate areas and the Bigpond, Media and Sensis group are not reportable segments and have been aggregated in the “Other” segment.

Change in segment accounting policies

The following segment accounting policy changes occurred during fiscal 2004:

Outpayments for the use of network facilities

Previously, outpayments for the use of network facilities were allocated to each segment via transfer pricing.

As a result of the cessation of transfer pricing in fiscal 2003, these costs are now incurred by TW and then allocated to the appropriate segments. Prior year comparatives have been adjusted to reflect this change in policy.

Provision for reduction in value of controlled entities and intercompany receivables

In previous financial years, our segment accounting policy was that the provision for reduction in value of controlled entities and intercompany receivables be raised in our corporate areas and eliminated on consolidation of the Telstra Group. In fiscal 2004, both the provision and elimination of the provision on consolidation were directly allocated to the appropriate segments. Prior year comparatives have been adjusted to reflect this change in policy.

Deferred expenditure relating to basic access installation and connection fees

In previous financial years, our segment accounting policy was to recognise deferred expenditure relating to basic access installation and connection fees in the TC&M segment. In fiscal 2004, we have determined a reasonable basis for the allocation of this asset to the IS segment. Prior year comparatives have been adjusted to reflect this change in policy.

The following segment accounting policy change occurred during fiscal 2003:

Transfer pricing

In fiscal 2003, all transfer pricing was eliminated and is no longer used within the group. As such, the inter-segment revenue line purely relates to intercompany revenue for fiscal 2003 and subsequent reporting periods.

Prior to fiscal 2003, segment revenues, segment expenses and segment results included demand driven transfers between business segments. Generally most internal charges between business segments were made on a direct cost recovery basis. We have restated our comparatives to reflect the current basis of recognition.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued) Inter-segment transfers

We account for all Telstra Group transactions including international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products and transactions between Australian businesses is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the Corporate level to other business segments.

Segment assets and liabilities

Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the Corporate level (aggregated in the “Other” segment) and not allocated across segments.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

										Total of
	TC&M	TCW	TB&G					Other	Elimina-	all
	(a)	(a)	(a) (b)	TInt.	IS	TW	TTIP	(c) (d)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2004
Sales revenue from external customers	5,719	5,224	4,335	1,301	60	2,604	1	1,493	—	20,737
Other revenue from external customers	2	136	199	51	12	—	4	146	(7)	543

Total revenue from external customers (excluding interest revenue)	5,721	5,360	4,534	1,352	72	2,604	5	1,639	(7)	21,280
Less sale of investment/dividend revenue	—	—	184	51	—	—	—	—	(7)	228

Segment revenue from external customers	5,721	5,360	4,350	1,301	72	2,604	5	1,639	—	21,052
Add inter-segment revenue	—	—	38	36	54	271	51	11	(461)	—

Total segment revenue	5,721	5,360	4,388	1,337	126	2,875	56	1,650	(461)	21,052

Segment result under AGAAP	3,329	4,609	2,960	(18)	(1,568)	2,649	(1,485)	(4,077)	61	6,460
Less share of equity accounted net losses/(profits)	(2)	—	(2)	38	—	—	—	44	—	78
Less net book value of investments sold	—	—	28	29	—	—	—	—	(7)	50
Add sale of investment/dividend revenue	—	—	184	51	—	—	—	—	(7)	228

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	3,331	4,609	3,118	(34)	(1,568)	2,649	(1,485)	(4,121)	61	6,560

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	20	363	3	—	—	3,272	(43)	3,615
Non cash expenses excluding depreciation and amortisation	255	—	29	29	—	—	—	284	(7)	590

Non current assets acquired (excluding those acquired on gaining control of an investment)	21	—	35	161	1,718	35	832	881	—	3,683

As at 30 June 2004
Segment assets (e)	1,702	687	843	4,000	1,183	357	561	27,336	(1,676)	34,993

Segment assets include:
Investment in joint venture entities	11	—	—	29	—	—	—	—	—	40
Goodwill (net)	—	—	58	1,822	—	—	—	224	—	2,104

Segment liabilities	931	219	488	765	864	282	534	18,154	(2,605)	19,632

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

(a) Segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for TC&M, TB&G and TCW.

For all three of these segments, our sales revenue associated with the activation of mobile handsets and the majority of costs of goods and services associated with our mobile revenues are allocated totally to the TC&M segment. As a result, the TC&M segment also hold segment assets and segment liabilities related to these revenues and expenses. In addition, our revenue received in advance in relation to installation and connection fees is also allocated totally to TC&M. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

Ongoing revenue derived from our mobile handsets once activated is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced.

(b) Included in revenue from sale of investments and dividends is the sale of our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), amounting to $154 million. Refer note 3 for further information.

(c) Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

(d) Included in the segment result for the other segment is the write down of our loan to our 50% owned joint venture, Reach Ltd (Reach), amounting to $226 million. Refer note 3 for further information.

(e) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

										Total of
	TC&M	TCW	TB&G	TInt.				Other	Elimina-	all
	(a)	(a)	(a)	(b)	IS	TW	TTIP	(c) (d)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2003
Sales revenue from external customers	5,587	5,057	4,340	1,471	138	2,488	1	1,413	—	20,495
Other revenue from external customers	7	136	33	54	11	—	22	858	—	1,121

Total revenue from external customers (excluding interest revenue)	5,594	5,193	4,373	1,525	149	2,488	23	2,271	—	21,616
Less sale of investment/dividend revenue	1	—	19	29	—	—	—	—	—	49

Segment revenue from external customers	5,593	5,193	4,354	1,496	149	2,488	23	2,271	—	21,567
Add inter-segment revenue	—	—	55	33	754	258	40	46	(1,186)	—

Total segment revenue	5,593	5,193	4,409	1,529	903	2,746	63	2,317	(1,186)	21,567

Segment result under AGAAP	3,297	4,486	2,974	13	(1,399)	2,547	(1,367)	(3,584)	(244)	6,723
Less share of equity accounted net losses/(profits)	(2)	—	6	974	—	—	—	47	—	1,025
Less net book value of investments sold	—	—	2	22	—	—	—	—	—	24
Add sale of investment/dividend revenue	1	—	19	29	—	—	—	—	—	49

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	3,300	4,486	2,985	(954)	(1,399)	2,547	(1,367)	(3,631)	(244)	5,723

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	19	388	—	—	—	3,043	(3)	3,447
Non cash expenses excluding depreciation and amortisation	207	—	11	52	—	—	4	637	—	911

Non current assets acquired (excluding those acquired on gaining control of an investment)	8	(2)	5	187	2,169	46	787	296	(164)	3,332

As at 30 June 2003
Segment assets (e)	1,442	677	891	4,256	1,333	397	628	27,331	(1,356)	35,599

Segment assets include:
Investment in joint venture entities	11	—	—	74	—	—	—	44	—	129
Investment in associated entities	—	—	5	25	—	—	—	—	—	30
Goodwill (net)	—	—	43	1,930	—	—	—	46	(1)	2,018

Segment liabilities	986	224	444	817	980	242	547	18,360	(2,423)	20,177

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

(a) Segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for TC&M, TB&G and TCW.

For all three of these segments, our sales revenue associated with the activation of mobile handsets and the majority of costs of goods and services associated with our mobile revenues are allocated totally to the TC&M segment. As a result, the TC&M segment also hold segment assets and segment liabilities related to these revenues and expenses. In addition, our revenue received in advance in relation to installation and connection fees is also allocated totally to TC&M. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

Ongoing revenue derived from our mobile handsets once activated is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced.

(b) Included in the share of equity accounted net losses/(profits) is the write down of our investment in Reach, amounting to $965 million. Refer note 3 for further information.

(c) Included in other revenue from external customers is the sale of seven office properties for $570 million. Refer note 3 for further information.

(d) Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

(e) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Fiscal 2002 comparatives

Due to the extensive restructure of the customer base in fiscal 2003, it was impracticable to restate our comparative information for fiscal 2002 as if the current business segments and segment accounting policies had existed in that financial year.

In accordance with applicable accounting standards, both AGAAP and USGAAP, those lines that could be restated under the current structure for fiscal 2002 are presented below.

Telstra Group

										Total of
									Elimina-	all
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	Other	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2002
Depreciation and amortisation	—	—	27	421	—	—	—	2,823	(4)	3,267
Non cash expenses excluding depreciation and amortisation	255	—	66	19	—	—	60	316	1	717

Non current assets acquired (excluding those acquired on gaining control of an investment)	13	6	15	298	2,209	50	808	263	—	3,662

As at 30 June 2002
Segment assets	1,430	627	997	6,074	1,441	436	849	29,640	(3,275)	38,219

Segment assets include:
Investment in joint venture entities	9	—	—	1,059	—	—	—	42	—	1,110
Investment in associated entities	—	—	25	62	—	—	—	—	—	87
Goodwill (net)	—	—	50	1,963	—	—	—	50	—	2,063

Segment liabilities	1,212	185	510	1,647	1,058	250	567	21,214	(2,530)	24,113

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Fiscal 2002 comparatives (continued)

The comparatives for fiscal 2002 under the structure that existed as at 30 June 2002 is presented below.

Telstra Group

	Telstra		Telstra	Infrastruc-			Elimina-	Total
	Retail	Telstra	Interna-	ture	Telstra	Other	tions	of all
	(a)	Mobile	tional	Services	Wholesale	(b)	(c)	segments
	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2002
Sales revenue from external customers	12,560	3,501	1,497	253	2,334	67	(16)	20,196
Other revenue from external customers	227	—	34	29	11	305	—	606

Total revenue from external customers (excluding interest revenue)	12,787	3,501	1,531	282	2,345	372	(16)	20,802
Less sale of investment/dividend revenue	42	—	14	—	—	—	—	56

Segment revenue from external customers	12,745	3,501	1,517	282	2,345	372	(16)	20,746
Add inter-segment revenue	447	39	1	1,853	1,001	957	(4,298)	—

Total segment revenue	13,192	3,540	1,518	2,135	3,346	1,329	(4,314)	20,746

Segment result under AGAAP	7,318	1,542	(22)	(1,371)	2,076	(4,267)	1,022	6,298
Less share of equity accounted net losses	42	—	39	—	—	—	—	81
Less net book value of investments sold	40	—	9	—	—	8	—	57
Add sale of investment/dividend revenue	42	—	14	—	—	—	—	56

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	7,278	1,542	(56)	(1,371)	2,076	(4,275)	1,022	6,216

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	85	—	421	—	—	2,765	(4)	3,267
Non cash expenses excluding depreciation and amortisation	36	45	25	—	—	1,360	(1,018)	448

Non current segment assets acquired (excluding those acquired on gaining control of an investment)	335	110	352	2,740	50	75	—	3,662

As at 30 June 2002
Segment assets (d)	4,291	1,098	6,095	1,436	414	26,358	(1,473)	38,219

Segment assets include:
Investment in joint venture entities	51	—	1,059	—	—	—	—	1,110
Investment in associated entities	26	—	61	—	—	—	—	87

Segment liabilities	2,763	234	1,671	1,530	252	20,313	(2,650)	24,113

(a) Telstra Retail segment revenue from external customers includes $2,406 million relating to Telstra Country Wide.

(b) Included in the other segment result is a charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 3).

(c) Included in segment result is an elimination for the charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 3).

(d) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

		Year ended 30 June
		2004	2003	2002
	Note	$m	$m	$m
Total segment revenue		21,052	21,567	20,746
Add sale of investment/dividend revenue		228	49	56

Total revenue from external customers (excluding interest revenue)	2	21,280	21,616	20,802
Add interest revenue		55	84	126

Total revenue from ordinary activities	2	21,335	21,700	20,928

Earnings before interest and income tax expense (EBIT)		6,560	5,723	6,216
Add interest revenue		55	84	126
Less borrowing costs		767	879	896

Profit before income tax expense		5,848	4,928	5,446
Less income tax expense		1,731	1,534	1,796

Net profit		4,117	3,394	3,650

Information about sales revenue from products and services:
PSTN products
Basic access		3,237	3,083	2,879
Local calls		1,504	1,567	1,643
PSTN value added services		259	280	262
National long distance calls		1,121	1,162	1,216
Fixed to mobile		1,597	1,517	1,419
International direct		266	307	336

		7,984	7,916	7,755
Mobiles
Mobile services		3,455	3,227	3,242
Mobile handsets		352	386	226

		3,807	3,613	3,468
Data and internet services
Internet and IP solutions		1,010	817	606
ISDN (access and calls)		927	951	1,037
Specialised data		1,018	1,053	1,051

		2,955	2,821	2,694
Other products and services
Advertising and directories		1,351	1,217	1,135
Customer premises equipment		184	194	204
Payphones		141	148	154
Intercarrier services		1,138	1,155	1,123
Inbound calling products		476	494	562
Solutions management		489	487	478
Various controlled entities (a)		1,494	1,678	1,826
Other sales and service		718	772	797

	2	20,737	20,495	20,196

(a) Sales revenue from our various controlled entities is split between the following products and services
International — PSTN products		289	285	162
International — Mobiles		744	921	1,075
International — Data and internet services		132	122	68
International — Intercarrier services		68	75	29
International — Other		68	68	163
Other		193	207	329

		1,494	1,678	1,826

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

		Telstra Group
		As at 30 June
		2004	2003	2002
	Note	$m	$m	$m
Information about our geographic operations (i)
Sales revenue from
Australian customers		19,436	19,024	18,699
International customers		1,301	1,471	1,497

	2	20,737	20,495	20,196

Carrying amount of segment assets
Australian customers		30,993	31,343	32,145
International customers		4,000	4,256	6,074

		34,993	35,599	38,219

Non current segment assets acquired (excluding those acquired on gaining control of an investment)
Located in Australia		3,522	3,145	3,364
Located in international countries		161	187	298

		3,683	3,332	3,662

(i) Our split by geographical segment reflects our international segment used in our business segment disclosures and represents our interests in non Australian countries. This primarily includes our operations in Hong Kong and New Zealand.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

		Telstra Group
	Year ended 30 June
	2004	2003	2002
	¢	¢	¢

6. Earnings per share
Basic and diluted earnings per share	32.4	26.6	28.5

	$m	$m	$m

The following reflects the earnings and share information used in determining our basic and diluted earnings per share:
Net profit	4,117	3,394	3,650
Adjustments:
Outside equity interests in net loss	1	35	11

Earnings used in the calculation of basic and diluted earnings per share	4,118	3,429	3,661

		Number of
		shares
		(millions)

Weighted average number of issued ordinary shares used in the calculation of basic and diluted earnings per share (a) (b)	12,723	12,867	12,867

(a) As at 30 June 2004, we have issued, fully paid ordinary shares of 12,628,359,026 (2003: 12,866,600,200; 2002: 12,866,600,200).

On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The ordinary shares were brought back at $4.20 per share, comprising a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back (refer note 18 for further information).

(b) There are no potential ordinary shares or dilutive ordinary shares. We are precluded from issuing instruments that gives rise to the issue of new shares by the Telstra Corporation Act 1991 (Cwth). The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, deferred shares, directshares and ownshares to executives and employees. The Telstra Growthshare trustee purchases shares on market to underpin the various instruments issued (refer to note 19 for further information).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
7. Dividends
Ordinary shares
Previous year final dividend paid	1,544	—	—	1,544	—
Interim dividend paid	1,642	1,544	1,415	1,642	1,544
Interim special dividend paid	—	386	—	—	386
Final dividend provided for (i)	—	—	1,415	—	—

Total dividends provided for or paid	3,186	1,930	2,830	3,186	1,930

Dividends per ordinary share provided for or paid	¢	¢	¢

Previous year final dividend paid	12.0	—	—
Interim dividend paid	13.0	12.0	11.0
Interim special dividend paid	—	3.0	—
Final dividend provided for (i)	—	—	11.0

Total dividends provided for or paid	25.0	15.0	22.0

(i) Due to the application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” for the year ended 30 June 2003 and subsequent reporting periods, a provision for dividend can no longer be raised at balance date when the dividend is declared after that date. As a result, during fiscal 2003 we changed our accounting policy to reflect this position and fiscal 2002 was the last year that a dividend was provided for at balance date. There has been no change in the timing of the dividends declared by the directors and as a result we will continue to make a public announcement of the proposed dividend after balance date.

As the final ordinary dividend for fiscal 2004 was not declared, determined or publicly recommended as at 30 June 2004, no provision has been raised in the statement of financial position. The final ordinary dividend is reported as an event after balance date (refer note 28) and the provision for final ordinary dividend is raised at the declaration date.

We have paid dividends as listed in the table below:

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
Ordinary dividends paid
Previous year final dividend paid	1,544	1,415	1,416
Interim dividend paid	1,642	1,544	1,415
Special interim dividend paid.	—	386	—

Total dividends paid	3,186	3,345	2,831

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

7. Dividends (continued)

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
The combined amount of exempting and franking credits available to us for the next fiscal year are:
Combined exempting and franking account balance as at 30 June (i)	625	585	530	625	585
Franking credits that will arise from the payment of income tax payable as at 30 June (ii)	512	614	632	512	614
Franking debits that will arise when we pay our final dividend provided for as at 30 June (iii)	—	—	(606)	—	—
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	(25)	(1)	(15)	(25)	(1)

	1,112	1,198	541	1,112	1,198

(i) During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts and exempting accounts of the subsidiary members were transferred to the Telstra Entity. Therefore, one franking account and one exempting account is maintained by the Telstra Entity for the tax consolidated group.

As at 30 June 2004, the Telstra Entity had a combined exempting and franking account balance of $625 million (2003: $585 million; 2002: $457 million). This total combines the surplus in its franking account of $600 million (2003: $584 million; 2002: $457 million) and a surplus of $25 million (2003: $0.6 million; 2002: $0.1 million) in its exempting account. The franking account balance of $600 million represents the amount of tax paid by the entity that is available for distribution to shareholders and equates to a fully franked distributable dividend of $1,400 million (2003: $1,363 million; 2002: $1,066 million). There are statutory restrictions placed on the distribution of exempting credits from the exempting account.

Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2005, relating to the fiscal 2004 and 2005 income tax years. Franking credits will be used when the Telstra Entity pays its 2004 final ordinary dividend in fiscal 2005.

(ii) Franking credits that arise from the payment of income tax are expressed at the 30% tax rate on a tax paid basis.

(iii) The franking debits that arise when we pay our final ordinary dividend have been expressed as the amount of franking credits that will be attached to a fully franked distribution.

Due to the application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” for the year ended 30 June 2003 and subsequent reporting periods, a provision for dividend can no longer be raised at balance date if the dividend is declared after that date.

As the final ordinary dividends for both fiscal 2004 and fiscal 2003 were not declared, determined or publicly recommended as at 30 June, no franking debits arise prior to that date in the franking account. The franking debits that arose in fiscal 2002 from our final ordinary dividend provided for amounted to $606 million.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
8. Cash assets
Cash at bank and on hand	149	199	32	102
Bank deposits, bills of exchange and commercial paper (a)	538	1,101	511	1,050

	687	1,300	543	1,152

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper approximates net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
9. Receivables
Current
Trade debtors (a)		2,459	2,436	1,894	1,849
Provision for doubtful debts		(196)	(199)	(161)	(157)

		2,263	2,237	1,733	1,692
Amounts owed by controlled entities (other than trade debtors)	27	—	—	1,265	689
Provision for amounts owed by controlled entities (other than trade debtors)	27	—	—	(994)	(285)

		—	—	271	404
Amounts owed by joint venture entities and associated entities	27	—	33	—	33
Accrued revenue		1,043	1,068	1,001	1,036
Share loans to employees (b)	19,27	24	24	24	24
Cross currency swap hedge receivable	29	169	10	169	10
Other receivables (e)		109	247	60	175

		1,345	1,382	1,254	1,278

		3,608	3,619	3,258	3,374

Non current
Amounts owed by controlled entities (other than trade debtors)	27	—	—	362	511
Provision for amounts owed by controlled entities (other than trade debtors)	27	—	—	(45)	(69)

		—	—	317	442
Amounts owed by joint venture entities and associated entities (c)	27	226	29	226	29
Provision for amounts owed by joint venture entities and associated entities	27	(226)	—	(226)	—

		—	29	—	29
Share loans to employees (b)	19,27	150	174	150	174
Reach capacity prepayment (d)	27	208	214	208	214
Cross currency swap hedge receivable	29	237	273	237	273
Other receivables (e)		145	187	135	187

		740	848	730	848

		740	877	1,047	1,319

(a) Our policy requires trade debtors to pay us in accordance with agreed payment terms. Depending on the customer segment, our settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the statement of financial position.

(b) Share loans to employees represent amounts receivable from employees under the Telstra Employee Share Ownership Plan (TESOP97) and the Telstra Employee Share Ownership Plan II (TESOP99). Refer to note 19 for details regarding the share plans.

(c) On 17 June 2004, Telstra, together with our co-shareholder PCCW Limited (PCCW), bought out a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd and its controlled entity Reach Finance Ltd (Reach). The original value of the syndicated bank facility was US$1,200 million and it was acquired for US$311 million by the Reach shareholders. Our share of the acquisition cost was US$155.5 million, which was recognised as a receivable.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

9. Receivables (continued)

The loan earns interest equivalent to the 3 month US LIBOR rate plus an additional 2.50%. However, no interest accrues or is payable until after 17 December 2004. Otherwise, the terms of the loan remain the same as that of the original loan facility with a full repayment of the principal due on 31 December 2010. We have provided for the non recoverability of the loan at year end as we consider that Reach Ltd is not in a position where it will be able to repay the amount plus accrued interest in the medium term.

(d) On 25 April 2003, we entered into a capacity prepayment agreement with our 50% owned joint venture entity, Reach Ltd. Our prepayment amounted to $230 million (US$143 million) and was funded by the partial redemption of our converting note with PCCW. The prepayment earns compounding interest equivalent to the 3 month US LIBOR rate plus an additional 2.50%, and provides the right to receive future carriage and related services capacity equivalent to the amount of the payment and accrued interest.

We have classified the capacity prepayment as non current as no draw down is expected in the next 12 months. The prepayment is considered fully recoverable from the future usage of carriage and related service capacity.

(e) Included in our other non current receivables is an amount of $65 million (2003: $88 million) from Telstra Growthshare. This non current receivable represents amounts provided to the Telstra Growthshare Trust to enable it to purchase shares on market to facilitate the senior executive equity participation scheme. Refer to note 19 for further information on Telstra Growthshare.

Also included in our other non current receivables is an amount of $69 million which relates to customer deferred debt. This amount relates to eligible post paid customers that we allow to repay the cost of their mobile handset and approved accessories in monthly repayments over 12, 18 or 24 months. This receivable is non interest bearing.

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
10. Inventories
Current
Finished goods recorded at net realisable value	30	12	30	12
Finished goods recorded at cost	204	235	167	202
Provision for stock obsolescence	(29)	(26)	(15)	(10)

Total finished goods	205	221	182	204
Raw materials and stores recorded at cost	16	21	16	21
Construction contracts (a)	8	18	8	—

	229	260	206	225

Non current
Finished goods recorded at net realisable value	9	9	9	9
Finished goods recorded at cost	6	14	6	14
Provision for stock obsolescence	(5)	(9)	(5)	(9)

	10	14	10	14

(a) Construction contract disclosures are shown in the table below:
Gross amount of construction work in progress	33	92	33	—
Profits recognised to date	3	18	3	—

	36	110	36	—
Progress billings and advances received	(28)	(92)	(28)	—

	8	18	8	—

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
11. Investments
Investments — accounted for using the equity method
Investment in joint venture entities		40	129	81	3
Provision for reduction in value		—	—	(49)	—

Carrying amount of investments in joint venture entities	24	40	129	32	3
Investment in associated entities		24	56	25	26
Provision for reduction in value		(24)	(26)	(25)	(19)
Carrying amount of investments in associated entities	24	—	30	—	7
		40	159	32	10

Investments — other non current
Listed securities
Investment in listed corporations (at cost)		15	46	11	41
Provision for reduction in value		—	(14)	—	(14)

Total listed securities excluding investments in associated entities (i)		15	32	11	27
Unlisted securities and other investments
Investment in controlled entities (at cost)	23	—	—	12,537	12,028
Provision for reduction in value		—	—	(7,173)	(7,912)

Total investment in controlled entities (at cost)		—	—	5,364	4,116
Investment in other corporations (at cost)		68	66	62	62
Provision for reduction in value		(3)	(2)	(2)	(1)

Total investment in other corporations (ii)		65	64	60	61

		80	96	5,435	4,204

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

11. Investments (continued)

Listed securities and investments in other corporations are as follows:

	Principal	Ownership		Telstra Group’s recorded		Telstra Entity’s recorded
Name of investment	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2004	2003	2004	2003	2004	2003
		%	%	$m	$m	$m	$m
(i) Listed securities
Infonet Services Corporation	International communications and computing services	5.3	5.3	11	11	11	11
Commander	Voice and data transmission
Communications Limited (a)	services	—	16.4	—	16	—	16
Other listed investments				4	5	—	—

				15	32	11	27

(ii) Investments in other corporations
Intelsat Limited	Provision of satellite capacity	1.7	1.7	60	60	60	60
Other investments				5	4	—	1

				65	64	60	61

(*) Amounts shown net of provision for reduction in value.

(a) On 18 July 2003, we disposed of our investment in Commander Communications Limited for $24 million.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Land and site improvements
At cost	43	49	42	48

Buildings (including leasehold improvements)
At cost	752	698	706	653
Accumulated depreciation	(345)	(279)	(318)	(267)

	407	419	388	386

Communication assets (including leasehold improvements)
At cost	41,225	39,492	39,664	38,086
Accumulated depreciation	(19,726)	(17,971)	(19,214)	(17,558)

	21,499	21,521	20,450	20,528

Communication assets under finance lease
At cost	858	858	858	858
Accumulated depreciation	(359)	(277)	(359)	(277)

	499	581	499	581

Other plant, equipment and motor vehicles
At cost	1,384	1,449	1,004	1,064
Accumulated depreciation	(980)	(1,019)	(792)	(820)

	404	430	212	244

Equipment under finance lease
At cost	48	52	19	9
Accumulated depreciation	(37)	(40)	(10)	(2)

	11	12	9	7

Total property, plant and equipment
At cost	44,310	42,598	42,293	40,718
Accumulated depreciation	(21,447)	(19,586)	(20,693)	(18,924)

	22,863	23,012	21,600	21,794

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Land and site improvements
Opening cost		49	81	48	80
- additions		—	1	—	1
- disposals		(6)	(33)	(6)	(33)

Closing cost		43	49	42	48

Buildings (including leasehold improvements)
Opening net book value		419	513	386	463

Opening cost		698	778	653	710
- additions		65	43	63	38
- disposals		(18)	(103)	(11)	(96)
- acquisitions of businesses		2	—	—	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		2	(5)	—	—
- other		3	(15)	1	1

Closing cost		752	698	706	653

Opening accumulated depreciation		(279)	(265)	(267)	(247)
- disposals		9	42	1	35
- depreciation and amortisation expense	3	(55)	(75)	(55)	(57)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(1)	1	—	—
- other		(19)	18	3	2

Closing accumulated depreciation		(345)	(279)	(318)	(267)

Closing net book value		407	419	388	386

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Communication assets (including leasehold improvements)
Opening net book value		21,521	21,486	20,528	20,270

Opening cost		39,492	37,272	38,086	35,635
- additions		2,654	2,486	2,519	2,525
- disposals/retirements		(1,010)	(286)	(1,001)	(152)
- acquisitions of businesses		1	—	—	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		33	(72)	4	—
- other		55	92	56	78

Closing cost		41,225	39,492	39,664	38,086

Opening accumulated depreciation		(17,971)	(15,786)	(17,558)	(15,365)
- disposals/retirements		866	197	859	90
- acquisitions of businesses		(1)	—	—	—
- depreciation and amortisation expense	3	(2,602)	(2,436)	(2,504)	(2,282)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(11)	58	—	—
- other		(7)	(4)	(11)	(1)

Closing accumulated depreciation		(19,726)	(17,971)	(19,214)	(17,558)

Closing net book value		21,499	21,521	20,450	20,528

Communication assets under finance lease
Opening net book value		581	663	581	663

Opening and closing cost (a)		858	858	858	858

Opening accumulated depreciation		(277)	(195)	(277)	(195)
- depreciation and amortisation expense	3	(82)	(82)	(82)	(82)

Closing accumulated depreciation		(359)	(277)	(359)	(277)

Closing net book value		499	581	499	581

(a) In fiscal 2004 and fiscal 2003 there were no additions or disposals to this class of asset. As a result, our opening and closing cost has remained unchanged.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Other plant, equipment and motor vehicles
Opening net book value		430	651	244	376

Opening cost		1,449	1,757	1,064	1,296
- additions		166	72	63	17
- disposals		(239)	(232)	(123)	(195)
- acquisitions of businesses		5	—	—	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		4	(10)	—	—
- other		(1)	(138)	—	(54)

Closing cost		1,384	1,449	1,004	1,064

Opening accumulated depreciation		(1,019)	(1,106)	(820)	(920)
- disposals		169	188	91	154
- acquisitions of businesses		(1)	—	—	—
- depreciation and amortisation expense	3	(121)	(154)	(64)	(106)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(4)	6	—	—
- other		(4)	47	1	52

Closing accumulated depreciation		(980)	(1,019)	(792)	(820)

Closing net book value		404	430	212	244

Equipment under finance lease
Opening net book value		12	27	7	—

Opening cost		52	47	9	—
- additions		48	—	—	—
- disposals		(36)	—	(4)	—
- acquisitions of businesses		—	—	14	9
- other		(16)	5	—	—

Closing cost		48	52	19	9

Opening accumulated depreciation		(40)	(20)	(2)	—
- disposals		15	—	—	—
- depreciation and amortisation expense	3	(13)	(7)	(11)	(2)
- other		1	(13)	3	—

Closing accumulated depreciation		(37)	(40)	(10)	(2)

Closing net book value		11	12	9	7

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Communication assets

Communication assets include certain network land and buildings which are essential to the operation of our communication assets.

Current value of all land and buildings

We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2004 was $2,869 million for both the Telstra Group and Telstra Entity (2003: $2,425 million).

These current values were not an independent valuation. The following bases are used in determining the current value of property, plant and equipment:

Property, plant and equipment	Valuation	Valuation
category	basis	Date
General purpose land and buildings	Market value	31 March 2002
Communication assets and other plant and equipment
Network land	Market value	31 March 2004
Network buildings	Depreciated replacement cost	31 March 2004

Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.

Work in progress

In fiscal 2004, the Telstra Group has assets under construction amounting to $987 million (2003: $1,024 million). In fiscal 2004, the Telstra Entity has assets under construction amounting to $947 million (2003: $975 million). As these assets are not installed and ready for use, there is no depreciation being charged on the amounts.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
13. Intangible assets
Intangibles — goodwill
Goodwill (a) (b)	2,498	2,290	22	6
Accumulated amortisation	(394)	(272)	(6)	(2)

	2,104	2,018	16	4

Intangibles — other
Mastheads (c)	448	—	—	—

Patents, trademarks and licences	687	685	287	274
Accumulated amortisation	(154)	(121)	(102)	(82)

	533	564	185	192

Brandnames	211	216	—	—
Accumulated amortisation	(34)	(24)	—	—

	177	192	—	—

Customer bases	581	559	70	65
Accumulated amortisation	(238)	(169)	(35)	(21)

	343	390	35	44

	1,501	1,146	220	236

(a) The movement in the carrying value of our net goodwill balance is summarised as follows:

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Carrying amount at beginning of year	2,018	2,063
Additional goodwill recognised (i) (ii)	209	71
Amortisation expense	(123)	(116)

Carrying amount at end of year	2,104	2,018

(i) On 5 March 2004, we acquired 100% of the share capital of the Trading Post (Australia) Holdings Pty Ltd group. As a result of the acquisition, we recognised goodwill of $179 million. Additional goodwill has been recognised on our acquisitions of Cable Telecom (GB) Limited ($23m) and Invizage Pty Ltd ($7m) (refer note 23 for further details).

(ii) On 9 April 2003, we acquired the remaining 41.6% shareholding of TelstraClear Limited that we did not hold, resulting in additional goodwill of $71 million in fiscal 2003.

(b) As at 30 June 2004, the net goodwill was attributable to investments made in the following controlled entities:

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Telstra CSL Limited	1,685	1,784
TelstraClear Limited	137	145
Sensis Pty Ltd.	36	39
Telstra Enterprise Services Pty Ltd	25	32
Telstra eBusiness Services Pty Ltd (formerly InsNet Pty Ltd)	10	10
Cable Telecom (GB) Limited	23	—
Trading Post (Australia) Holdings Pty Ltd	177	—
Other	11	8

Net goodwill	2,104	2,018

(c) On 5 March 2004, we acquired the Trading Post (Australia) Holdings Pty Ltd group. As part of the acquisition, we have recognised the value of the associated mastheads amounting to $448m (refer note 23 for further information). The mastheads have an indefinite life and as a result there is no amortisation attributable to this intangible asset.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
14. Other assets
Current
Net deferred mobile phone handset subsidies		205	111	205	111
Deferred expenditure		286	249	249	213
Prepayments		227	218	148	142
Converting note issued by PCCW (a)		85	—	85	—

		803	578	687	466

Non current
Deferred expenditure		350	392	345	385
Accumulated amortisation		(6)	(5)	(6)	(5)

		344	387	339	380
Software assets developed for internal use (b)		3,335	3,181	3,135	3,016
Accumulated amortisation		(1,412)	(1,180)	(1,373)	(1,157)

		1,923	2,001	1,762	1,859
Future income tax benefit	4	2	—	—	—
Net deferred mobile phone handset subsidies		59	49	59	49
Converting note issued by PCCW (a)		—	83	—	83

		2,328	2,520	2,160	2,371

(a) The converting note issued by PCCW Limited (PCCW) has a face value of US$54 million. This note originally had a three year term. Interest is compounding at a rate of 5% per annum. The converting note will expire and become payable on 30 June 2005. PCCW’s obligations under the note are secured by an equitable mortgage of shares over its 50% shareholding in Reach Ltd.

(b) In fiscal 2004, the Telstra Group has assets under construction amounting to $337 million (2003: $242 million). In fiscal 2004, the Telstra Entity has assets under construction amounting to $278 million (2003: $202 million). As these assets are not installed and ready for use, there is no amortisation being charged on the amounts.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
15. Payables
Current
Trade creditors (a)		624	640	493	470
Accrued expenses		1,050	1,254	824	964
Accrued capital expenditure		266	181	216	240
Accrued interest		179	195	179	195
Other creditors (a)		219	255	174	161
Amounts owed to wholly owned controlled entities (other than trade creditors)	27	—	—	5	—

		2,338	2,525	1,891	2,030

Non current
Other creditors		49	51	46	48

(a) Trade creditors and other creditors are non interest bearing liabilities. We generally process trade creditor payments once they have reached 30 days from the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
16. Interest-bearing liabilities
Current
Short term debt
Loan from joint venture entities and associated entities (a)	27	1	1	1	1
Bills of exchange and commercial paper (b)		869	643	869	643

		870	644	870	644

Long term debt — current portion
Loans from wholly owned controlled entities	27	—	—	2,282	2,015
Telstra bonds (c)		273	210	273	210
Other loans (d)		2,096	449	2,096	449
Finance leases (e)	20	7	20	6	9

		2,376	679	4,657	2,683

		3,246	1,323	5,527	3,327

Non current
Long term debt
Telstra bonds (c)		2,136	2,403	2,136	2,403
Other loans (d)		6,458	8,403	6,458	8,403
Finance leases (e)	20	10	—	10	—
Cross currency swap hedge payable	29	410	426	410	426

		9,014	11,232	9,014	11,232

Total debt payable
Short term debt
Loan from joint venture entities and associated entities (a)	27	1	1	1	1
Bills of exchange and commercial paper (b)		869	643	869	643

		870	644	870	644
Long term debt (including current portion)
Loans from wholly owned controlled entities	27	—	—	2,282	2,015
Telstra bonds (c)		2,409	2,613	2,409	2,613
Other loans (d)		8,554	8,852	8,554	8,852
Finance leases (e)	20	17	20	16	9
Cross currency swap hedge payable	29	410	426	410	426

		11,390	11,911	13,671	13,915

		12,260	12,555	14,541	14,559

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

Our long term debt (excluding cross currency swap hedge payable) is repayable over years ending 30 June as follows:

	Telstra Group
						after
	2005	2006	2007	2008	2009	2009	Total
	$m	$m	$m	$m	$m	$m	$m
Long term debt payable	2,378	1,103	403	1,413	595	5,148	11,040

Unamortised discount							(60)

							10,980

Assets pledged as security

On 9 January 2004, our 50% owned pay television joint venture FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.

As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself have pledged their relative assets as collateral in favour of the banks. The carrying value of the assets pledged in Telstra Media Pty Ltd as at 30 June 2004 was $nil. Refer to note 21, for details of an equity contribution deed entered as part of this agreement.

Our interest-bearing liabilities are unsecured, except for finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us. Refer to note (e) below.

(a) Loan from joint venture entities and associated entities

As at 30 June 2004, we owed a joint venture entity $1 million (2003: $1 million) for an amount deposited with the Telstra Entity. The amount is repayable on demand and has an interest rate of 4.70% (2003: 4.70%).

(b) Bills of exchange and commercial paper

We have issued bills of exchange and commercial paper of $869 million (2003: $643 million) to financial institutions with an original maturity of less than 180 days. Some of our commercial paper is issued in foreign currencies and swapped into Australian dollars. At 30 June 2004, $651 million (2003: $643 million) of the commercial paper matures in less than three months.

The weighted average effective interest rate applicable to the commercial paper (in currency of issue) at 30 June 2004 was 5.21% (2003: 3.22%).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(c) Telstra bonds

Telstra bonds have been issued to both retail and wholesale investors and in a range of currencies. They have effective interest rates ranging from 7.23% to 12.67% (2003: 3.50% to 12.67%) and mature up until the year 2020 (2003: 2020). During fiscal 2004, $210 million (2003: $582 million) of Telstra bonds matured. Our Telstra bonds are repayable in the years ending 30 June as follows:

	Telstra Group
Coupon interest rate	up to	up to	up to	up to	up to
	6.0%	8.0%	10.0%	12.0%	16.0%	Total
	$m	$m	$m	$m	$m	$m
Due in the year ending June 30
2005	—	250	3	20	—	273
2006	—	—	12	504	—	516
2007	—	—	—	—	—	—
2008	—	—	—	—	—	—
2009	—	500	—	—	—	500
After 2009	35	1,010	28	44	32	1,149

	35	1,760	43	568	32	2,438

Unamortised discount						(29)

						2,409

(d) Other loans

Our other loans are repayable in the years ending 30 June as follows:

	Telstra Group
						after
	2005	2006	2007	2008	2009	2009	Total
	$m	$m	$m	$m	$m	$m	$m
Other loans	2,098	581	401	1,411	94	3,999	8,584

Unamortised discount							(30)

							8,554

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(d) Other loans (continued)

Details of our other loans including currency of borrowing, interest rates and maturity dates are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates
	As at 30 June		Year ended 30 June		As at 30 June
	2004	2003	2004	2003	2004	2003
	A$m	A$m	%	%
			5.45%to	4.60% to	between June 2005 and	between July 2003 and
Australian dollar loans	250	250	7.05%	7.87%	August 2014	August 2014
			1.48% to	1.65% to	between Nov 2005 and	between July 2003 and
US dollar loans	1,453	1,946	6.50%	6.50%	April 2015	April 2012
			2.56% to	2.58% to	between June 2005 and	between June 2005 and
Euro eurobond loan	4,368	4,261	6.38%	6.38%	June 2011	June 2011
Deutschemark eurobond loan	894	872	5.13%	5.13%	April 2008	April 2008
French franc loan	400	391	6.00%	6.00%	December 2006	December 2006
Swiss franc eurobond loan	344	332	3.38%	3.38%	June 2005	June 2005
			0.30% to	0.31% to	between July 2007 and	between July 2007 and
Japanese yen loans	241	225	1.65%	1.65%	Sept 2010	Sept 2010
Singapore dollar loans	85	85	3.80%	3.80%	March 2008	March 2008
			5.16% to	4.31% to
British pound sterling loans	519	490	6.13%	6.13%	August 2014	August 2014

Total other loans including current portion	8,554	8,852

To appropriately assess our foreign currency borrowings included in other loans, the hedge receivables and hedge payables arising from our cross currency swaps entered to hedge this position should also be considered. The following table shows our other loan position, net of our outstanding cross currency swap contracts:

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Other loans	8,554	8,852
- less hedge receivable — current	(169)	(10)
- less hedge receivable — non current	(237)	(273)
- add hedge payable — non current	410	426

Other loans net of cross currency swaps	8,558	8,995

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(e) Finance leases

Details of minimum lease payments due under finance leases are presented as follows:

	Telstra Group
	2005	2006	2007	2008	2009	after 2009	Total
	$m	$m	$m	$m	$m	$m	$m
Finance leases	7	6	2	2	1	—	18

Future finance charges							(1)

							17

(f) Financing arrangements

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Our financing arrangements
We have access to the following lines of credit:
Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	849	894	815	850
Amount of credit unused	820	855	815	850

Loan facilities
Unsecured bank term loan facilities	—	2,149	—	2,149
Amount of credit unused	—	2,149	—	2,149

We cancelled our loan facility arrangement during fiscal 2004 as it was no longer required.

We have commercial paper facilities in place with financial institutions under which we may issue up to $15,000 million (2003: $15,058 million). As at 30 June 2004, we had drawn down $869 million (2003: $643 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.

Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
17. Provisions
Current
Employee benefits (a)	312	279	288	234
Workers’ compensation (b) (c)	32	39	31	36
Other provisions (b) (c)	14	35	12	14

	358	353	331	284

Non current
Employee benefits (a)	559	572	549	522
Workers’ compensation (b) (c)	184	197	176	184
Other provisions (b) (c)	35	45	15	21

	778	814	740	727

(a) Aggregate employee benefits and related on-costs liability
Current provision for employee benefits	312	279	288	234
Non current provision for employee benefits	559	572	549	522
Accrued labour, redundancy and on-costs (i)	179	242	175	236

	1,050	1,093	1,012	992

(i) Accrued labour, redundancy and related on-costs are included within our current payables (refer note 15).

Provision for employee benefits consist of amounts for annual leave, long service leave accrued by employees and provision for redundancy payments.

Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring this amount:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
Weighted average projected increase in salaries, wages and associated on-costs	4.0%	4.0%	4.0%	4.0%
Weighted average discount rates	5.7%	5.4%	5.7%	5.4%
Leave taking rates	13.2%	13.0%	13.3%	13.3%

b) Information about our provisions, other than employee benefits:

Workers’ compensation

The Telstra Entity and certain controlled entities self insure their workers’ compensation liabilities. We provide for our obligations through an assessment of accidents and estimated claims incurred. The provision is based on a semi annual actuarial review of our workers’ compensation liability. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates.

The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

17. Provisions (continued)

Other

Other provisions include provision for restructuring, provision for warranties, provision for restoration costs and other general provisions. The provision for restructuring relates to restructuring costs expected on acquisition of controlled entities and our internal restructures. The provision for warranties relates to our best estimate of warranty costs expected to meet our products’ future repairs and replacement based on current sales levels and past historical information. Provision for restoration costs relates to our future expected restoration obligations in relation to the fitout of our general purpose leased buildings. Other general provisions are to meet future costs that we are obligated to meet as a result of past transactions entered into.

c) Movement in provisions, other than employee benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Dividends payable
Opening balance	—	1,415	—	1,415
- adjustments due to change in accounting policy	—	(1,415)	—	(1,415)

Closing balance	—	—	—	—

Workers’ compensation
Opening balance	236	270	220	256
- additional provisions	4	10	3	8
- amount used	(1)	—	—	—
- reductions due to remeasurements	(21)	(44)	(18)	(44)
- other	(2)	—	2	—

Closing balance	216	236	207	220

Other
Opening balance	80	121	35	39
- additional provisions	7	24	6	6
- amount used	(30)	(44)	(18)	(7)
- reductions due to remeasurements	(11)	(22)	(2)	(4)
- other	3	1	6	1

Closing balance	49	80	27	35

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

18. Contributed equity

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Issued and paid up capital
Fully paid ordinary shares (a) (b)	6,073	6,433	6,073	6,433

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up. In fiscal 2004 and fiscal 2003 we had no outstanding equity that could have been called up in the event of the company winding up.

(b) On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at $4.20 per share, comprising a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.

The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.85% of our total issued ordinary shares, or 3.71% of our non Commonwealth owned ordinary shares, were bought back.

The movement in the number of issued, fully paid ordinary shares is as follows:

Number of
shares
Balance at 30 June 2003	12,866,600,200
Shares bought back	(238,241,174)

Balance at 30 June 2004	12,628,359,026

In fiscal 2003 the number of issued, fully paid ordinary shares was 12,866,600,200.

The cost of the share buy-back comprised a purchase consideration of $1,001 million and associated transaction costs of $8 million.

In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Year ended
30 June
2004
$m
Contributed equity	360
Retained profits	649

1,009

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans

The company has a number of employee share plans that are available for directors, senior executives and employees, these include:

•	the Telstra Employee Share Ownership Plans (TESOP99 and TESOP97); and

•	those conducted through the Telstra Growthshare Trust.

The nature of each plan, details of plan holdings and movements in holdings, and other relevant information is disclosed in the following:

(a) TESOP99 and TESOP97

(i) Nature of TESOP99 and TESOP97

As part of the Commonwealth’s sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.

These share plans were:

•	the Telstra Employee Share Ownership Plan II (TESOP99); and

•	the Telstra Employee Share Ownership Plan (TESOP97).

All eligible employees of the Telstra Entity and of companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.

Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by Telstra.

While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.

The loan shares, extra shares and in the case of TESOP99, the loyalty shares, were subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases. This restriction period has now been fulfilled under each plan.

Given conclusion of the restriction period, the employee can now sell the shares provided the loan is repaid in full for the loan shares and TESOP97 extra shares. Approximately 70% of the dividends on the loan shares and TESOP97 extra shares held for the employees under the plans are used to repay their loans.

If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee’s death or disablement (in this case the loan must be repaid within 12 months).

If the employee does not repay the loan when required, the trustee can sell the shares if the sale proceeds cover the amount outstanding on the loan plus relevant costs. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity’s recourse under the loan is limited to the amount recoverable through the sale of the employee’s shares.

For TESOP99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.

Further details on each of the plans are highlighted in the table following in section (a) (ii).

Telstra incurs expenses in relation to the administration of the trusts for TESOP99 and TESOP97. These are recognised in the statement of financial performance of Telstra as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us in the current or prior period.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(a) TESOP99 and TESOP97 (continued)

(ii) TESOP99 and TESOP97 - Share plan information

The table below provides information about our TESOP99 and TESOP97 share plans:

	TESOP99	TESOP97
Date used to determine number of eligible employees	27 August 1999	20 September 1997
Date the plan started	16 October 1999	15 November 1997
Number of employees eligible to participate	53,900	64,309
Price paid by employee - first instalment	(16 October 1999) $4.50	(15 November 1997) $1.95
Price paid by employee - second instalment	(2 November 2000) $2.90	(17 November 1998) $1.35

Total price paid by employee and market price on date of issue	$7.40	$3.30

Number of shares each eligible employee was able to buy with interest free loan (loan shares)	400	2,000
Number of extra shares received by each eligible employee	one extra share for every four	one extra share for every four
	guaranteed allocation shares	loan shares or non-loan shares
	purchased up to a limit of 200	purchased up to a limit of 500
The date participating employees have full ownership of the loan shares and extra shares (a)	16 October 2002	15 November 2000
Number of employees who purchased loan shares	42,439	55,748
Total number of loan shares initially purchased	16,939,000	109,979,100
Total number of extra shares initially acquired relating to loan shares	(b)	27,494,775
Number of employees who used their own funds to buy shares in the TESOP’s and received extra shares	21,424	2,282
Number of shares initially purchased under the TESOP’s with own funds	(c)	3,776,732
Number of extra shares initially acquired by employees from using their own funds	(b) 3,903,314	944,183
Total market value of shares at issue date	$93,790,413 (first instalment)	$277,279,841 (first instalment)
(including extra shares)	$58,832,889 (second instalment)	$181,936,265 (second instalment)
Total initial loan made to employees	$76,225,500 (first instalment)	$221,823,872 (first instalment)
	$48,556,440 (second instalment)	$144,401,940 (second instalment)
Loan discount paid on behalf of employees ($1 per loan)	$42,439	$55,748
Number of Commonwealth loyalty shares available to each eligible		one for every
employee at no additional cost (shares need to be held for 12	one for every 10 shares	10 non loan shares purchased in
months to qualify)	purchased up to a limit of 80	the public offer up to a limit of 200
Number of employees who received Commonwealth loyalty shares	(d) 17,138	21,761
Number of loyalty shares issued	(d) 1,243,305	3,162,222
Market value of Commonwealth loyalty shares issued	(d) $7,696,058 ($6.19 per share)	$20,363,290 ($6.46 per share)

(a) In the case of all loan shares, and extra shares acquired under TESOP97, the loan must be repaid in full before shares may be transferred to the employee.

(b) For TESOP99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.

(c) Guaranteed allocation shares not included as these were acquired by employees from the Commonwealth under the Commonwealth component.

(d) TESOP99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(a) TESOP99 and TESOP97 (continued)

(ii) TESOP99 and TESOP97 - Share plan information (continued)

The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans.

	Employee share plans
	As at 30 June
	2004	2003
Market price of Telstra shares	$5.03 per share	$4.40 per share
Employee share loan balance (total including current and non current, excluding Growthshare option loans - note 9)	$174 million	$198 million
TESOP99
Remaining employees with loan shares (a)	36,628	37,148
Remaining number of loan shares	14,622,000	14,828,600
TESOP97
Remaining employees with loan shares	19,525	21,960
Remaining number of loan shares	38,661,600	43,465,700
Remaining number of extra shares	9,665,400	10,866,425

(a) The number of employees with loan shares includes 13,238 (2003: 11,258) employees that have ceased employment and elected not to repay their loan. The Telstra ESOP Trustee continues to hold the shares relating to those loans until the share price is sufficient to recover the loan amount and associated costs. The Trustee will then sell the shares. As at 30 June 2004, there were 5,295,200 shares held for this purpose (2003: 4,503,300).

(iii) TESOP99 and TESOP97 - other information

Shares held by the TESOP99 and TESOP97 trusts for the purposes of facilitating the operations of the relevant share plans amount to 62,949,000 shares (2003: 69,160,725 shares). The fair value of these shares as at 30 June 2004 based on the market value of Telstra shares at balance date amounts to $317 million (2003: $304 million). As the final restriction period for these shares was completed on 16 October 2002, they are now considered fully transferable to the employees once the loan has been repaid in full.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust

The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates a number of different share plans whereby the following equity based instruments may be allocated:

•	deferred shares;

•	performance rights;

•	restricted shares;

•	options;

•	directshares; and

•	ownshares.

The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us.

Deferred shares, performance rights, restricted shares and options

(i) Nature of the share plans

The purpose of the deferred shares, performance rights, restricted shares and option plans is to align key executives’ rewards with shareholders’ interests, and reward performance improvement supporting business plans and corporate strategies. These plans are administered by the trustee.

The Board determines who is invited to participate in the share plans administered through the Telstra Growthshare Trust. Allocations have been made over a number of years in the form of options, restricted shares, and performance rights under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the options, restricted shares and performance rights may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.

Deferred shares

The chief executive officer and senior executives are provided part of their annual fixed remuneration in the form of rights to Telstra shares that vest upon completing certain employment requirements. These deferred shares are considered to be a method of deferring a component of the executives remuneration. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share. The vested deferred shares can then be exercised at any time before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive.

Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends or other entitlements.

Telstra shares will be transferred to the executive on exercise of vested deferred shares. The executive may exercise the deferred shares at a cost of $1 in total for the number of deferred shares exercised on a particular day.

The issue of deferred shares is recorded as an expense to us when we provide funding to the trust to purchase Telstra shares on market to underpin them. In fiscal 2004, we recorded an expense of $10.7 million (2003: $10.3 million).

Performance hurdle for options, restricted shares and performance rights

The exercise of options, restricted shares and performance rights is subject to certain performance hurdles. For allocations of performance rights made during fiscal 2004, fiscal 2003 and fiscal 2002, and options issued during fiscal 2002, the applicable performance hurdle is based on comparing Telstra’s total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.

The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.

The number of options and performance rights exercisable is dependant on whether, during the performance period, the Telstra 30 day average TSR achieves or exceeds the 50th percentile ranking when compared to the 30 day average TSR of the peer group, and the timing of when or if this occurs.

Both the number of options and the number of performance rights potentially exercisable are based on the following:

•	If in the first quarter of the performance period, Telstra’s percentile ranking is the 50th percentile or above then:

(i)	the number of options and performance rights that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and

(ii)	in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of options or performance rights that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional options and performance rights to become exercisable.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Nature of Telstra Growthshare (continued)

•	If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:

(i)	half of the allocation will lapse; and

(ii)	in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.

•	If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all options and performance rights will lapse.

For all allocations prior to 30 June 2001, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).

Performance rights

An executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare become vested performance rights and are therefore exercisable. If the performance hurdle is satisfied in the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for the number of performance rights exercised on a particular day. The issue of performance rights is recorded as an expense to us when we provide funding to the trust to purchase Telstra shares on market to underpin them. In fiscal 2004, we recorded an expense of $8.6 million (2003: $8.5 million).

Restricted shares

The executive is not entitled to Telstra shares before the restricted shares allocated under the trust are exercised. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.

Restricted trust shares are held by the Trustee until the earlier of:

•	the period determined in accordance with the trust deed;

•	the executive finishes employment with Telstra; or

•	a date nominated by the Board.

The executive may exercise restricted shares at a cost of $1 in total for the number of restricted shares exercised on a particular day. These shares were recorded as an expense to us when we provided funding to the trust to purchase them on market. In fiscal 2004 and fiscal 2003, there were no restricted shares allocated and therefore no associated expense.

Options

An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date; otherwise they will lapse. Once the options are exercised and the option price paid, Telstra shares will be transferred to the executive.

We provide loans to the trustee to enable it to purchase Telstra shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust. On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no cash expense incurred by us and included in our statement of financial performance. We have not issued options during fiscal 2004 or fiscal 2003. Previously issued options remain outstanding and valid.

Telstra Growthshare amounts expensed for USGAAP purposes

For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the options, restricted shares, performance rights and deferred shares is made at the date of grant. We have used an option pricing model that takes into account various factors including the exercise price and expected life of the instrument, the current price of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument, and the expected volatility of Telstra’s peer group companies. This approach has also been used for the purposes of determining a valuation for Australian reporting purposes. There was no additional compensation expense recognised for USGAAP for either fiscal 2004 or fiscal 2003. Refer to note 30 for additional information.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(ii) Instruments outstanding at the beginning of fiscal 2004

The following options, restricted shares, performance rights and deferred shares had been issued at the start of fiscal 2004, but were yet to vest with executives.

	Number of				Exercise date
	instruments	Commencement	Performance	Exercise	(once performance
	outstanding	date	hurdle period	price	hurdle met)
Growthshare 2000 - Sept 1999 allocation
Options	1,533,722	13 Sept 1999	between 13 Sept 2002	$8.02	any time before
			and 13 Sept 2004		13 Sept 2009
Restricted shares	260,278	13 Sept 1999	between 13 Sept 2002	$1 per parcel	any time before
			and 13 Sept 2004	exercised	13 Sept 2004
Growthshare 2001 - Sept 2000 allocation
Options	3,370,660	8 Sept 2000	between 8 Sept 2003	$6.28	any time before
			and 8 Sept 2005		8 Sept 2010
Restricted shares	697,960	8 Sept 2000	between 8 Sept 2003	$1 per parcel	any time before
			and 8 Sept 2005	exercised	8 Sept 2005
Growthshare 2001 - March 2001 allocation
Options	150,000	16 March 2001	between 16 March 2004	$6.55	any time before
			and 16 March 2006		16 March 2011
Restricted shares	40,000	16 March 2001	between 16 March 2004	$1 per parcel	any time before
			and 16 March 2006	exercised	16 March 2006
Growthshare 2002 - Sept 2001 allocation
Options	32,416,945	6 Sept 2001	between 6 Sept 2004	$4.90	any time before
			and 6 Sept 2006		6 Sept 2011
Performance rights	3,098,155	6 Sept 2001	between 6 Sept 2004	$1 per parcel	any time before
			and 6 Sept 2006	exercised	8 Dec 2006
Growthshare 2002 - March 2002 allocation
Options	1,854,000	14 March 2002	between 14 March 2005	$5.63	any time before
			and 14 March 2007		14 March 2012
Performance rights	149,000	14 March 2002	between 14 March 2005	$1 per parcel	any time before
			and 14 March 2007	exercised	14 June 2007
Growthshare 2003 - Sept 2002 allocation
Deferred shares	2,022,498	5 Sept 2002	None (a)	$1 per parcel	any time before
				exercised	5 September 2007
Performance rights	4,034,226	5 Sept 2002	between 5 Sept 2005	$1 per parcel	any time before
			and 5 Sept 2007	exercised	5 December 2007
Growthshare 2003 - March 2003 allocation
Deferred shares	22,100	7 March 2003	None (a)	$1 per parcel	any time before
				exercised	7 March 2008
Performance rights	44,200	7 March 2003	between 7 March 2006	$1 per parcel	any time before
			and 7 March 2008	exercised	7 June 2008

a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will become vested deferred shares after a specified service period.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iii) Instruments granted during the financial year

The following instruments were granted in September 2003:

	Growthshare 2004	Growthshare 2004
	deferred shares	performance rights
Number of executives who were allocated deferred shares and performance rights	176	176
Effective commencement date of deferred shares and performance rights	5 September 2003	5 September 2003
Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	(a)	period between 5 September 2006 and 5 September 2008
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	2,206,400	4,412,800

	$1 per parcel of	$1 per parcel of
Exercise price (once the instruments become exercisable)	instruments exercised	instruments exercised

Market price of Telstra shares on commencement date	$5.06 per share	$5.06 per share
Exercise date (once the instruments become exercisable)	any time before 5 September 2008	any time before 5 December 2008

The following instruments were granted in February 2004:

	Growthshare 2004	Growthshare 2004
	deferred shares	performance rights
Number of executives who were allocated deferred shares and performance rights	3	3
Effective commencement date of deferred shares and performance rights	20 February 2004	20 February 2004
Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	(a)	period between 20 February 2007 and 20 February 2009
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	18,350	36,700

	$1 per parcel of	$1 per parcel of
Exercise price (once the instruments become exercisable)	instruments exercised	instruments exercised

Market price of Telstra shares on commencement date	$4.71 per share	$4.71 per share
Exercise date (once the instruments become exercisable)	any time before 20 February 2009	any time before 20 May 2009

(a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will vest if the participating executive continues to be employed by an entity that forms part of the Telstra Group for three years after the effective commencement date. No consideration is required to be provided by the participating executives on the granting of these deferred shares and performance rights.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iii) Instruments granted during the financial year (continued)

In the prior year, the following instruments were granted during September 2002:

	Growthshare 2003	Growthshare 2003
	deferred shares	performance rights
Number of executives who were allocated deferred shares and performance rights	166	166
Effective commencement date of deferred shares and performance rights	5 September 2002	5 September 2002
Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	(a)	period between 5 September 2005 and 5 September 2007
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	2,123,000	4,246,000

Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised

Market price of Telstra shares on commencement date	$4.87 per share	$4.87 per share
Exercise date (once the instruments become exercisable)	any time before 5 September 2007	any time before 5 December 2007

In the prior year, the following instruments were granted during March 2003:

	Growthshare 2003	Growthshare 2003
	deferred shares	performance rights
Number of executives who were allocated deferred shares and performance rights	4	4
Effective commencement date of deferred shares and performance rights	7 March 2003	7 March 2003
Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	(a)	period between 7 March 2006 and 7 March 2008
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	22,100	44,200

Exercise price (once the instruments become exercisable)	$1 per parcel of instruments exercised	$1 per parcel of instruments exercised

Market price of Telstra shares on commencement date	$4.11 per share	$4.11 per share
Exercise date (once the instruments become exercisable)	any time before 7 March 2008	any time before 7 June 2008

(a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will vest if the participating executive continues to be employed by an entity that forms part of the Telstra Group for three years after the effective commencement date. No consideration is required to be provided by the participating executives on the granting of these deferred shares and performance rights.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iv) Instruments exercised during the financial year

During fiscal 2004 and fiscal 2003, there were no options, restricted shares or performance rights exercised and no fully paid shares distributed relating to these plans as a result.

In fiscal 2004, there were 32,586 deferred shares (2003: 8,925) that were exercised from the September 2002 allocation and 3,008 deferred shares (2003: nil) that were exercised from the September 2003 allocation at the exercise price of $1. The fair value at the date of the transfer of Telstra shares relating to this exercise was $170,199 (2003: $39,359), based on the closing market price at that date.

(v) Instruments which have lapsed during the financial year

The following instruments issued to participating employees have lapsed during the financial year due to cessation of employment or the relevant performance hurdle not being met:

	Instruments lapsed
	during year ended
	30 June
Allocation	2004	2003
Options
September 1999	138,722	591,945
September 2000	537,313	650,181
March 2001	—	18,710
September 2001	613,668	4,084,750
March 2002	172,000	214,000
Restricted shares
September 1999	23,778	90,410
September 2000	110,752	128,923
March 2001	—	3,817
Performance rights
September 2001	58,545	388,086
March 2002	6,200	18,200
September 2002	123,906	211,774
September 2003	68,606	—
Deferred shares
September 2002	60,199	91,577
September 2003	34,303	—

(vi) Instruments outstanding at the end of fiscal 2004

After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2004:

No. of instruments
outstanding
as at 30 June 2004
Growthshare 2000
Options	1,395,000
Restricted shares	236,500
Growthshare 2001 - Sept 2000 allocation
Options	2,833,347
Restricted shares	587,208
Growthshare 2001 - March 2001 allocation
Options	150,000
Restricted shares	40,000
Growthshare 2002 - Sept 2001 allocation
Options	31,803,277
Performance rights	3,039,610
Growthshare 2002 - March 2002 allocation
Options	1,682,000
Performance rights	142,800
Growthshare 2003 - Sept 2002 allocation
Deferred shares	1,929,713
Performance rights	3,910,320
Growthshare 2003 - March 2003 allocation
Deferred shares	22,100
Performance rights	44,200
Growthshare 2004 - Sept 2003 allocation
Deferred shares	2,169,089
Performance rights	4,344,194
Growthshare 2004 - February 2004 allocation
Deferred shares	18,350
Performance rights	36,700

None of the above instruments have become vested instruments at balance date. The grant dates, performance hurdles, exercise prices and other terms relating to the above instruments have not changed from initial allocation date or from those terms disclosed at the beginning of fiscal 2004.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(vii) Summary of movements

		Number of	Number of	Number of
	Number of	restricted	performance	deferred
	options	shares	rights	shares
Equity instruments outstanding as at 30 June 2001	6,748,835	1,303,758	—	—
Granted	39,102,000	—	3,704,300	—
Lapsed	(965,922)	(82,370)	(50,859)	—

Equity instruments outstanding as at 30 June 2002	44,884,913	1,221,388	3,653,441	—
Granted	—	—	4,290,200	2,145,100
Lapsed	(5,559,586)	(223,150)	(618,060)	(91,577)
Exercised	—	—	—	(8,925)

Equity instruments outstanding as at 30 June 2003	39,325,327	998,238	7,325,581	2,044,598
Granted	—	—	4,449,500	2,224,750
Lapsed	(1,461,703)	(134,530)	(257,257)	(94,502)
Exercised	—	—	—	(35,594)

Equity instruments outstanding as at 30 June 2004	37,863,624	863,708	11,517,824	4,139,252

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(viii) Other information relevant to our employee share plans

Options, restricted shares, and performance rights are subject to a performance hurdle. Deferred shares require a prescribed period of service to be completed. Generally, if these requirements are not achieved the instruments will have a nil value and will lapse. Under Australian Accounting Standards and USGAAP, the required methodology for valuing equity instruments differs in regard to incorporation of adjustments for the effect of non-retention of participants and the non-transferability of the instruments. Under both we have used an option pricing model that takes into account various factors including the exercise price and expected life of the instrument, the current price of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument, and the expected average volatility of Telstra’s peer group companies.

The value of the allocations per security as used in our USGAAP disclosures is as follows:

			Restricted		Performance		Deferred
Offers	Options		shares		rights		shares
Sept 1999	$1.38		$5.64		(a	)	(a	)
Sept 2000	$0.89		$2.05		(a	)	(a	)
March 2001	$0.80		$2.15		(a	)	(a	)
Sept 2001	$0.90		(a	)	$2.33		(a	)
March 2002	$0.97		(a	)	$2.51		(a	)
Sept 2002	(a	)	(a	)	$2.54		$3.77
March 2003	(a	)	(a	)	$2.15		$3.08
Sept 2003	(a	)	(a	)	$1.78		$2.49
Feb 2004	(a	)	(a	)	$1.62		$2.39

(a) There were no allocations of options, performance rights, restricted shares or deferred shares in the relevant offer periods.

For purposes of our Australian reporting requirements, we have used the following valuations, which are based on the same methodologies as those used in the USGAAP disclosures, but in all cases, exclude adjustments for the effect of non-retention of participants and nontransferability of the instruments.

			Restricted		Performance		Deferred
Offers	Options		shares		rights		shares
Sept 1999	$1.38		$5.64		(a	)	(a	)
Sept 2000	$1.59		$3.62		(a	)	(a	)
March 2001	$1.53		$3.77		(a	)	(a	)
Sept 2001	$1.13		(a	)	$2.86		(a	)
March 2002	$1.19		(a	)	$3.08		(a	)
Sept 2002	(a	)	(a	)	$2.99		$4.41
March 2003	(a	)	(a	)	$2.60		$3.60
Sept 2003	(a	)	(a	)	$3.07		$4.29
Feb 2004	(a	)	(a	)	$2.73		$2.39

(a) There were no allocations of options, performance rights, restricted shares or deferred shares in the relevant offer periods.

Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of our share plans involving options, restricted shares, performance rights and deferred shares amount to 20,956,641 shares (2003: 21,678,535 shares). The fair value of these shares as at 30 June 2004, based on the market value of Telstra shares at balance date, amounts to $105 million (2003: $95 million).

The following weighted average assumptions were used in determining the above current year valuations:

	Growthshare deferred shares
	and performance rights
	Sept 2003	Feb 2004
Risk free rate	5.39%	5.57%
Dividend yield	4.5%	5.5%
Expected stock volatility	13.9%	14%
Expected life — performance rights	5 years	5 years
Expected life — deferred shares	3 years	3 years
Average forfeiture rate per annum- performance rights	10%	10%
Average forfeiture rate per annum- deferred shares	17%	15%
Expected rate of achievement of performance hurdles	69%	67%

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

Telstra directshare and ownshare

(i) Nature of Telstra directshare and ownshare

Telstra directshare

Non-executive directors may be provided part of their fees in Telstra shares. Directors will receive a minimum of 20% of their fees by way of directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee at its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

•	for five years from the date of allocation of the shares;

•	until the participating director is no longer a director of, or is no longer employed by, a company in the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.

As a result, these instruments will not lapse.

At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for directors’ fees.

Telstra ownshare

Certain eligible employees may be provided part of their remuneration in Telstra shares. Those employees indicate a preference to be provided Telstra shares as part of their remuneration. Shares are acquired by the trustee from time to time and allocated to these employees at the time their application is accepted. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

•	for three years or five years depending on the elections available to the participant at the time of allocation;

•	until the participant ceases employment with the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.

As a result, these instruments will not lapse.

At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for employees remuneration.

(ii) Instruments outstanding at the beginning of fiscal 2004

The following directshares and ownshares had been issued at the start of fiscal 2004 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period.

Number of
instruments
outstanding
DirectShares
15 September 2000 allocation	7,585
19 March 2001 allocation	11,104
14 September 2001 allocation	14,453
14 March 2002 allocation	18,117
5 September 2002 allocation	19,713
7 March 2003 allocation	40,709
OwnShares
15 September 2000 allocation	276,725
14 September 2001 allocation	287,763
2 November 2001 allocation	88,518
5 September 2002 allocation	565,466
28 October 2002 allocation	159,600

Participants in the directshare and ownshare plans are only able to deal in these instruments at the end of the restriction period.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iii) Instruments granted during the financial year

The following directshares were granted in September of fiscal 2004 and fiscal 2003:

	DirectShare Equity Plan 2004	DirectShare Equity Plan 2003
Number of eligible participants	11	11
Number of participants in the plan	10	10
Allocation date of shares	5 September 2003	5 September 2002

Number of shares allocated	31,630	19,713
Fair value of shares allocated	$5.06 per share	$4.87 per share
Total fair value of shares allocated	$160,048	$96,002

The following directshares were granted in February of fiscal 2004 and March of fiscal 2003:

	DirectShare Equity Plan 2004	DirectShare Equity Plan 2003
Number of eligible non-executive directors	11	11
Number of participants in the plan	10	10
Allocation date of shares	20 February 2004	7 March 2003

Number of shares allocated	35,499	40,709
Fair value of shares allocated	$4.71 per share	$4.11 per share
Total fair value of shares allocated	$167,200	$167,314

The following ownshares were granted in September of fiscal 2004 and fiscal 2003:

	OwnShare Equity Plan 2004	OwnShare Equity Plan 2003
Number of eligible participants	9,868	6,788
Number of participants in the plan	369	406
Allocation date of shares	5 September 2003	5 September 2002

Number of shares allocated	397,076	574,899
Fair value of shares allocated	$5.06 per share	$4.87 per share
Total fair value of shares allocated	$2,009,205	$2,799,758

The following ownshares were granted in October of fiscal 2004 and fiscal 2003:

	OwnShare Equity Plan 2004	OwnShare Equity Plan 2003
Number of eligible employees	14,151	12,216
Number of participants in the plan	180	179
Allocation date of shares	31 October 2003	28 October 2002

Number of shares allocated	222,095	166,676
Fair value of shares allocated	$4.75 per share	$4.78 per share
Total fair value of shares allocated	$1,054,951	$796,711

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. Participants may be provided a portion of their remuneration in the form of directshares or ownshares as applicable. The September allocation relates to executives short term incentive payment and the October allocation relates to shares salary sacrificed by executives.

The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iv) Instruments exercised during the financial year

Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.

The following fully paid shares have been distributed from the Telstra Growthshare Trust during fiscal 2004 to directors and executives under the directshare and ownshare plans respectively, due to expiration of the applicable restriction period:

	No. of
	shares
	distributed	Fair value
DirectShares	39,683	$184,526
OwnShares	357,453	$1,711,160

The following fully paid shares relating to the same plans were distributed during fiscal 2003:

	No. of
	shares
	distributed	Fair value
DirectShares	—	—
OwnShares	101,146	$460,843

The fair value of ownshares and directshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.

(v) Instruments outstanding at the end of fiscal 2004

No. of instruments
outstanding
as at 30 June 2004
DirectShares
15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	13,854
5 September 2002 allocation	14,785
7 March 2003 allocation	33,572
September 2003 allocation	26,096
March 2004 allocation	29,554

No. of instruments
outstanding
as at 30 June 2004
OwnShares
15 September 2000 allocation	59,247
14 September 2001 allocation	250,775
2 November 2001 allocation	79,691
5 September 2002 allocation	514,487
28 October 2002 allocation	146,945
5 September 2003 allocation	374,974
31 October 2003 allocation	213,671

The grant dates, restriction period and other terms relating to the above instruments have not changed from initial allocation.

(vi) Other information relevant to our employee share plans

Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of directshare and ownshare plans amount to 1,778,917 shares (2003: 1,489,753 shares). The fair value of these shares as at 30 June 2004 based on the market value of Telstra shares at balance date amounts to $9 million (2003: $7 million).

Holdings by individual directors and specified executives

Our directors and executives hold the following instruments for each share plan:

	Holding at the beginning
	and the end of fiscal 2004
		Restricted
	Options	shares
Zygmunt Switkowski	3,456,000	146,000
Bruce Akhurst	1,542,000	60,000
Douglas Campbell	1,597,000	68,000
David Moffatt	1,630,000	40,000
Ted Pretty	1,722,000	21,000
Michael Rocca	640,000	22,000
Bill Scales	465,000	5,000
John Stanhope	616,000	25,000
David Thodey	1,068,000	—

There have been no options or restricted shares that were issued, exercised or lapsed during the year.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

Holdings by individual directors and specified executives (continued)

The following table shows the balance and changes in instruments issued from the Telstra Growthshare Trust for all directors and specified executives throughout fiscal 2004.

	Total held		Exercised		Total held
	as at 30		during	Other	as at 30	Vested and
Instrument type	June 2003	Allocation	the year	changes	June 2004	exercisable (a)
/director/specified executive	Number	Number	Number	Number	Number	Number
Direct Shares
Donald G McGauchie	9,479	6,149	—	—	15,628	—
John T Ralph	14,104	5,739	—	—	19,843	—
Robert C Mansfield (b)	28,204	11,479	—	(39,683)	—	39,683
Sam H Chisholm	—	—	—	—	—	—
Anthony J Clark	8,609	3,894	—	—	12,503	—
John E Fletcher	8,850	7,210	—	—	16,060	—
Belinda J Hutchinson	5,380	2,857	—	—	8,237	—
Catherine B Livingstone	7,147	3,894	—	—	11,041	—
Charles Macek	5,568	3,894	—	—	9,462	—
William Owens (c)	7,495	6,149	—	(13,644)	—	13,644
John W Stocker	16,845	15,864	—	—	32,709	—
Deferred Shares
Zygmunt Switkowski	249,100	251,600	—	—	500,700	—
Bruce Akhurst	66,900	68,400	—	—	135,300	—
Douglas Campbell	66,900	68,400	—	—	135,300	—
David Moffatt	76,300	76,100	—	—	152,400	—
Ted Pretty	79,000	76,100	—	—	155,100	—
Michael Rocca	47,400	53,200	—	—	100,600	—
Bill Scales	38,500	45,700	—	—	84,200	—
John Stanhope	23,800	98,800	—	—	122,600	—
David Thodey	59,000	62,600	—	—	121,600	—
Performance Rights
Zygmunt Switkowski	756,200	503,200	—	—	1,259,400	—
Bruce Akhurst	251,800	136,800	—	—	388,600	—
Douglas Campbell	251,800	136,800	—	—	388,600	—
David Moffatt	294,000	152,200	—	—	446,200	—
Ted Pretty	294,000	152,200	—	—	446,200	—
Michael Rocca	144,800	106,400	—	—	251,200	—
Bill Scales	119,000	91,400	—	—	210,400	—
John Stanhope	93,600	49,400	—	—	143,000	—
David Thodey	220,000	125,200	—	—	345,200	—

(a) Generally, all instruments become exercisable when they vest.

(b) Robert Mansfield resigned as a Director and Chairman on 14 April 2004.

(c) William Owen resigned as a Director on 6 May 2004.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
20. Expenditure commitments
(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:
Within 1 year	511	366	466	434
Within 1-2 years	37	168	33	140
Within 2-3 years	7	127	4	122
Within 3-4 years	4	140	4	135
Within 4-5 years	3	—	3	—
After 5 years	3	—	3	—

	565	801	513	831

The capital expenditure commitments above include contracts for building and improving our networks and software enhancements.
Included in the amounts above are capital commitments relating to information technology services (i):
Within 1 year	100	157	93	149
Within 1-2 years	34	129	31	124
Within 2-3 years	6	127	3	122
Within 3-4 years	3	140	3	135
Within 4-5 years	3	—	3	—
After 5 years	3	—	3	—

	149	553	136	530

(i) In fiscal 2003, information technology commitments predominantly related to commitments for software assets to be developed for internal use under a 10 year contract with IBM Global Services Australia Limited (IBMGSA). During fiscal 2004 we sold our investment in IBMGSA. As part of the sale, we negotiated the termination of our original commitment obligations. (Refer note 20(d)(ii) for further details of the sale of IBMGSA).

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases not recorded in the financial statements:
Within 1 year	311	298	203	184
Within 1-2 years	245	209	156	122
Within 2-3 years	182	161	111	81
Within 3-4 years	153	131	86	50
Within 4-5 years	139	113	73	34
After 5 years	373	452	155	83

	1,403	1,364	784	554

In addition, in fiscal 2004 the Telstra Group has total future commitments under cancellable operating leases of $375 million (2003: $366 million). In fiscal 2004, the Telstra Entity has total future commitments under cancellable operating leases of $330 million (2003: $322 million).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Description of our operating leases

We have operating leases for the following major services:

•	rental of land and buildings;

•	rental of motor vehicles, caravan huts and trailers, and mechanical aids; and

•	rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.

The average lease term is:

•	seven years for land and buildings;

•	four years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and

•	three years for personal computers and related equipment.

Contingent rental payments only exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.

We do not have any significant purchase options or non-cancellable sub-leases in our operating leases.

Operating leases related to our personal computers and associated equipment had average interest rates of 5.8% for fiscal 2004 (5.1% for fiscal 2003).

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
(c) Finance lease commitments
Within 1 year		7	21	6	9
Within 1-2 years		6	—	6	—
Within 2-3 years		2	—	2	—
Within 3-4 years		2	—	2	—
Within 4-5 years		1	—	1	—

Total minimum lease payments		18	21	17	9
Future finance charges on finance leases		(1)	(1)	(1)	—

Present value of net future minimum lease payments		17	20	16	9

Recorded as current interest-bearing liabilities	16	7	20	6	9
Recorded as non current interest-bearing liabilities	16	10	—	10	—

Total finance lease liabilities	16	17	20	16	9

In addition to the above finance lease commitments, we previously entered into US finance leases for communications exchange equipment with various entities. We have prepaid all lease rentals due under the terms of these leases.

These entities lease the communications exchange equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms (refer note 21 for further information).

The leases will expire in fiscal 2012. As part of the lease arrangements, we received guarantee fees, which have been recorded in revenue received in advance. The total received is insignificant and is being released to the statement of financial performance over the life of the leases.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Description of our finance leases

We have finance leases for the following major services:

•	communications exchange equipment denominated in US dollars; and

•	computer mainframes, computer processing equipment and other related equipment.

The average lease term is:

•	12 years for communications exchange equipment denominated in US dollars; and

•	three years for computer mainframe and associated equipment.

Interest rates for our finance leases are:

•	US dollar communication assets between 4.3% and 5.1%; and computer mainframe, computer processing equipment and associated equipment between 7.4% and 15.0%.

Refer note 12 for further details on communication assets and equipment that are held under finance lease.

We do not have any significant contingent rentals in our finance leases.

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
(d) Other commitments
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:
Within 1 year	581	920	307	635
Within 1-2 years	256	582	36	350
Within 2-3 years	228	521	27	308
Within 3-4 years	193	515	20	313
Within 4-5 years	132	156	12	10
After 5 years	1,446	1,547	16	4

	2,836	4,241	418	1,620

The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance license fees, naming rights and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL (refer note 24) and commitments relating to information technology services (other than those disclosed as capital commitments) as follows:

FOXTEL commitments (i):
Within 1 year	195	193	—	—
Within 1-2 years	175	194	—	—
Within 2-3 years	164	174	—	—
Within 3-4 years	160	163	—	—
Within 4-5 years	107	133	—	—
After 5 years	1,274	1,352	—	—

	2,075	2,209	—	—

Commitments relating to information technology services (ii)
Within 1 year	174	399	123	338
Within 1-2 years	37	306	4	277
Within 2-3 years	27	297	1	270
Within 3-4 years	1	308	1	279
Within 4-5 years	1	—	1	—
After 5 years	1	—	1	—

	241	1,310	131	1,164

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

(i) Our joint venture entity, FOXTEL, has commitments amounting to approximately $4,150 million (US$2,770 million) (2003: $4,418 million, US$2,960 million). The majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 16 years (2003: 1 and 17 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements.

Refer also to note 21 ‘FOXTEL minimum subscriber guarantees’, for further information.

(ii) In fiscal 2003, commitments for information technology (IT) services predominantly resulted from a contract with IBMGSA. Under this contract, IBMGSA provided IT services to the Telstra Entity and selected Australian controlled entities from 24 July 1997. The original contract was for a period of 10 years. During fiscal 2004, we disposed of our investment in IBMGSA and we negotiated changes to the contract for IT services. As a result, we no longer have any long term commitments with this company. The modification of the service contract resulted in the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. Refer to note 3 for further information.

Commitments with Reach Ltd (Reach)

Under an International Services Agreement Australia (AISA) previously signed with our joint venture entity Reach, we are committed to the purchase of switched voice, international transmission and global internet access services to meet certain percentages of our annual capacity requirement (“committed services”). The committed services may also include the services for the carriage of calls or data between places outside of Australia.

In fiscal 2003, the AISA was updated to extend our commitment until 31 December 2010 in accordance with the terms of the new capacity prepayment agreement (refer note 9 for further information). Under the revised AISA, we are committed to the purchase of switched voice, international transmission and global internet access services to meet 90% of our annual capacity requirement.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2004. The details and maximum amounts (where reasonable estimates can be made) are set out below for our contingent liabilities.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. As at 30 June 2004, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows. The maximum amount of these contingent liabilities cannot be reasonably estimated.

Included in our common law claims is a litigation case made by the Seven Network Limited and C7 Pty Ltd (Seven). In November 2002, Seven commenced litigation against us and various other parties in relation to contracts and arrangements between us and those other parties. These contracts and arrangements relate to the right to broadcast the Australian Football League and the National Rugby League, the contract with FOXTEL for the provision of broadband hybrid-fibre coaxial services (the Broadband Co-operation Agreement), and other matters.

Seven seeks unspecified damages and other relief, including that these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights market in Australia. The matter is proceeding before the courts but is not expected to have any significant effect on our business, financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

•	Indemnities to financial institutions to support bank guarantees to the value of $350 million (2003: $276 million) in respect of the performance of contracts.

•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $207 million (2003: $249 million).

•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $36 million (2003: $7 million) and a requirement that the entity remains our controlled entity.

•	Guarantees of the performance of joint venture entities under contractual agreements to a maximum amount of $213 million (2003: $247 million).

•	Guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of finance leases. The lease payments over the remaining period of the leases (average 12 years) amount to $981 million (US$675 million) (2003: $1,042 million (US$698 million)).

Refer note 20 for further details on the above finance leases.

•	During fiscal 1998, we resolved to provide IBM Global Services Australia Limited (IBMGSA) with guarantees issued on a several basis up to $210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during fiscal 2000. On 28 August 2003, we sold our shareholding in this entity (refer note 3 for further information). The $68 million guarantee is provided to support service contracts entered into by IBMGSA and third parties, and was made with IBMGSA bankers, or directly to IBMGSA customers. As at 30 June 2004, this guarantee has still been provided and $142 million (2003: $142 million) of the $210 million guarantee facility remains unused.

Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under these performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been offset.

•	Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it. These indemnities are currently insignificant to the Telstra Entity’s financial position, results of operations or cash flows.

Controlled entities

Indemnities provided by our controlled entities

In fiscal 2004 and fiscal 2003, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.

Other

On 20 January 2004, we completed the sale of our 20.4% shareholding in our associated entity PT Mitra Global Telekomunikasi Indonesia (MGTI). As a result, we were released from our contingent liabilities in relation to MGTI.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets (continued)

Controlled entities (continued)

Other (continued)

The MGTI joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. As at 30 June 2003, our controlled entity Telstra Global Limited (TGL), under the JVA, was severally liable for calls against standby equity that would be made by MGTI if certain conditions were met.

These contingencies included our liability for calls against standby equity under the JVA of $25 million (US$17 million) and our several liability if the other shareholders defaulted on their share of the standby equity call of $102 million (US$68 million).

In addition, in fiscal 2003 our contingent liabilities included a limited recourse pledge over our shareholding in MGTI to support MGTI’s obligations under a previous loan agreement entered into between MGTI and various lenders. The outstanding debt under this facility at 30 June 2003 amounted to $106 million (US$71 million).

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements relating to pay television programming with various parties. Our commitments under these agreements relate mainly to minimum subscriber guarantees (MSG) (refer note 20 for details of MSG commitments).

As we are subject to joint and several liability in relation to agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $2,075 million (2003: $2,209 million).

FOXTEL Equity Contribution Deed (ECD)

On 9 January 2004, FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.

We have no joint or several liability relating to our partners contributions under the ECD. The ECD expires on 30 April 2009.

Reach Ltd working capital facility

On 17 June 2004, Telstra, together with our co-shareholder PCCW Limited (PCCW), bought a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd and its controlled entity Reach Finance Ltd (Reach). As part of this arrangement, the shareholders also agreed to provide a US$50m working capital facility to Reach. Under the facility, Reach is entitled to request from Telstra, a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007. The applicable interest rate is LIBOR plus 2.5%. As at 30 June 2004, Reach has not made any drawdown under this facility.

We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.

ASIC deed of cross guarantee

A list of the companies that are part of our deed of cross guarantee appear in note 23. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 23 for further information.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

22. Superannuation commitments

The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes, or at rates determined by the actuaries for defined benefit schemes.

Commonwealth Superannuation Scheme (CSS) and the Telstra Superannuation Scheme (Telstra Super)

Before 1 July 1990, eligible employees of the Telstra Entity were members of the CSS. The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we were responsible for funding all employer financed benefits that arose from 1 July 1975 for our employees who were CSS members. As at 30 June 2004, we have no further obligations for the CSS members as the Commonwealth have assumed responsibility for this fund during the current financial year (refer below for details). Previously, employer contributions by us, and other employers that participated in the CSS, were paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS were separately managed.

On 1 July 1990, Telstra Super was established. Telstra Super has both defined benefit and accumulation divisions. A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super and a transfer of assets was payable from the Commonwealth to Telstra Super (otherwise known as the deferred transfer value or DTV).

The benefits received by members of each defined benefit scheme take into account factors such as the employee’s length of service, final average salary, employer and employee contributions.

In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus (otherwise known as the residual notional fund surplus or RNFS) based on the scheme’s financial position at 30 June 1997 to be transferred to Telstra Super over a 40 year period. This amounted to $1,428 million at this date. RNFS amounts transferred to Telstra Super were taxed at the rate of 15%.

As at 30 June 2003, A Leung FIAA completed an actuarial investigation of Telstra’s obligations under the CSS and K O’Sullivan FIAA completed an actuarial investigation of Telstra Super. The next actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.

The actuarial investigation of our obligations under the CSS reported that a surplus continued to exist. We restated the net scheme assets, accrued benefits and vested benefits of our notional fund in the CSS as at 30 June 2003 based on the results of this investigation.

On 17 June 2004, the Commonwealth paid Telstra Super $3,125 million in exchange for the removal of DTV or RNFS payments and obligations after 1 January 2004. This amount is equal to the value of the DTV asset of $1,890 million and RNFS asset of $1,235 million, as reported in the Telstra Super audited financial report as at 30 June 2003. The payment to Telstra Super is taxed at the rate of 15%.

As part of the settlement arrangement, the Commonwealth has assumed responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. As a result, we have no further ongoing obligations for these CSS members.

The actuarial investigation of Telstra Super reported that a surplus continued to exist. As reported in the recommendations within the actuarial investigation, we are not expected to be required to make employer contributions to Telstra Super for the financial year ending 30 June 2005. This contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday, is however, dependent on the performance of the fund and we will continue to closely monitor the situation in light of the current market performance.

On 31 August 2000, we agreed with the trustee of Telstra Super to make such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI — the ratio of fund assets to members’ vested benefits) of the defined benefit divisions of Telstra Super in the range of 100-110%. On 17 June 2004, the funding deed was subsequently revised and our contributions to Telstra Super will now recommence when the VBI of the defined benefit divisions falls to 103%. Our actuary is satisfied that contributions to maintain the VBI at this rate in accordance with the revised funding deed will maintain the financial position of Telstra Super at a satisfactory level. The VBI of the defined benefit divisions was 111% as at 30 June 2004 (113% at 30 June 2003).

Other superannuation schemes

Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme. The scheme has both defined benefit and accumulation divisions.

The HK CSL Retirement Scheme is established under trust and is administered by an independent trustee. The benefits received by members for the defined benefits scheme are based on the employees’ remuneration and length of service.

Before 1 December 2002, the employee liability of HK CSL formed part of a scheme in the name of Pacific Century CyberWorks (PCCW)-HKT Limited, which was HK CSL’s previous immediate parent. On 1 December 2002, HK CSL established the new HK CSL Retirement Scheme.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)

Other superannuation schemes (continued)

The assets attributable to HK CSL of the previous scheme were transferred to the new HK CSL Retirement Scheme along with an additional lump sum contribution from HK CSL. This equated to the aggregate past service liability of the previous scheme and ensured that the HK CSL Retirement Scheme was fully funded. The transfers as at 1 December 2002 were based on an actuarial investigation conducted by Watson Wyatt Hong Kong Limited. Annual actuarial investigations are currently conducted for this scheme.

Financial position

The financial position of the defined benefit divisions of Telstra Super, our notional fund in the CSS, and the defined benefit divisions of the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (a)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2004	2003	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m
Telstra Super (i)	4,113	4,222	2,992	2,847	1,121	1,375	3,710	3,729
CSS (ii)	—	6,630	—	4,234	—	2,396	—	4,409
HK CSL Retirement Scheme (iii)	76	67	68	67	8	—	67	66

	4,189	10,919	3,060	7,148	1,129	3,771	3,777	8,204
Less 85% residual notional fund surplus (i)	—	(1,050)	—	—	—	(1,050)	—	—

Total	4,189	9,869	3,060	7,148	1,129	2,721	3,777	8,204

(a) Net surplus is the excess of net scheme assets over accrued benefits.

(i) Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2004 and 30 June 2003. The scheme assets are stated at net market values.

As at 30 June 2003, Telstra Super net scheme assets included the carrying value of the RNFS of $1,235 million. The RNFS balance represented the CSS surplus position recognised as a receivable by Telstra Super. This balance was based on an approximation of the value of the RNFS carried forward from an actuarial investigation conducted as at 30 June 1997. In fiscal 2004, the RNFS balance was settled by the Commonwealth and replaced with cash and investments in the net scheme assets of Telstra Super.

As at 30 June 2003, the adjustment in the table represented 85% of the RNFS which should be reduced from net scheme assets and net surplus to eliminate the recognition of the CSS surplus by Telstra Super. Any amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%.

(ii) As at 30 June 2004, the net scheme assets, accrued benefits and vested benefits of our notional fund in the CSS is $nil. Subsequent to the Commonwealth settling our obligations in the CSS, we have no further responsibility for our former and current employees who are members of the CSS.

As at 30 June 2003, the CSS amounts show our share of the benefit liability in respect to past service of our former and current employees who are members of the CSS. The CSS amounts for 30 June 2003 are based on notional amounts determined in the actuarial valuation as at 30 June 2003, subject to the following:

•	DTV of $1,890 million were excluded from the CSS net scheme assets, accrued benefits and vested benefits as Telstra Super were responsible for CSS members that transferred to Telstra Super. Amounts for the DTV have been recognised by Telstra Super. The actuarial investigation conducted during the financial year resulted in the DTV relating to the CSS position being updated to the amount recognised in the financial statements of Telstra Super as at 30 June 2003; and

•	the net surplus of $2,396 million excludes $502 million relating to the present value of future service liabilities. By including the $502 million, the surplus of notional assets over total liabilities for the CSS was $1,894 million.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)

Financial position (continued)

(iii) Amounts for the defined benefit divisions of the HK CSL Retirement Scheme have been taken from the actuarial valuation of the scheme as at 30 June 2004 and 30 June 2003. The scheme assets are stated at net market values.

Investment types and estimated returns on those asset groups held by our significant superannuation schemes

	Telstra Super/CSS (i)(ii)
	Estimated returns
	As at 30 June
	2004	2003
	%	%
Australian shares	8.6	9.3
International shares	7.7	8.7
Listed property	6.2	6.2
Direct property	6.2	7.5
Australian fixed interest	4.7	4.8
International fixed interest	4.7	4.6
Cash	3.7	4.3

(i) Our estimates are based on expected 10 year after tax returns.

(ii) Until now, our actuaries calculate the financial position of our notional fund in the CSS as part of their actuarial investigation every three years. In fiscal 2003, the assets of this scheme were accumulated at the same rate of return as that earned by Telstra Super. As a result, the expected after tax returns of the CSS were identical to those returns expected to be generated by Telstra Super. As at 30 June 2004, we no longer have any involvement in the CSS as previously described.

The estimated period over which the benefits of our members will be returned is 13 years (2003: 13 years) for Telstra Super and 12 years in fiscal 2003 for the CSS.

Employer contributions

Employer contributions made to:

•	the defined benefits divisions of Telstra Super were $nil for the past three fiscal years;

•	the CSS were $nil for the past three fiscal years through to the date of settlement;

•	the defined benefit divisions of the HK CSL scheme for fiscal 2004 were $4 million (2003: $8 million; 2002: $7 million); and

•	the accumulation divisions of Telstra Super for fiscal 2004 were $3 million (2003: $4 million; 2002: $6 million), including voluntary salary sacrifice contributions made at the discretion of the employee of $1 million (2003: $1 million; 2002: $1 million).

These employer contributions are reflected in our statement of financial performance. In addition, no asset has been recorded in our statement of financial position for any surplus of the superannuation schemes.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities

Below is a list of our investments in controlled entities.

	Country of	Telstra Entity's recorded		% of equity held by
Name of entity	incorporation	amount of investment (a)		immediate parent
		As at 30 June		As at 30 June
		2004	2003	2004	2003
		$m	$m	%	%
Parent entity
Telstra Corporation Limited (1)	Australia
Controlled entities
Telecommunications Equipment Finance Pty Ltd * (9)	Australia	—	—	—	—
Telstra Finance Limited (1) (8)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Ltd (1)	Australia	6	6	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Ltd * (8)	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd * (8)	Australia	—	—	100.0	100.0
On Australia Pty Ltd * (3) (6) (12)	Australia	—	11	100.0	100.0
Telstra Media Pty Ltd * (3)	Australia	381	381	100.0	100.0
Telstra Multimedia Pty Ltd (1)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited (1)	Australia	84	84	100.0	100.0
Telstra New Wave Pty Ltd (1)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd * (8) (16)	Australia	—	—	100.0	100.0
Customer Contact Technologies Pty Ltd * (8) (16)	Australia	—	—	100.0	100.0
Data & Text Mining Technologies Pty Ltd * (8) (16)	Australia	—	—	100.0	100.0
Lyrebird Technologies Pty Ltd * (8) (16)	Australia	—	—	100.0	100.0
Telstra OnAir Holdings Pty Ltd *	Australia	302	302	100.0	100.0
• Telstra OnAir Infrastructure Holdings Pty Ltd *	Australia	—	—	100.0	100.0
• Telstra 3G Spectrum Holdings Pty Ltd *	Australia	—	—	100.0	100.0
Telstra Holdings Pty Ltd (1)	Australia	7,177	7,293	100.0	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (7) (11)	China	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (11)	Bermuda	—	—	100.0	100.0
• Telstra CSL Limited (11)	Bermuda	—	—	100.0	100.0
• Bestclass Holdings Ltd (11)	British Virgin Islands	—	—	100.0	100.0
• Hong Kong CSL Limited (11)	Hong Kong	—	—	100.0	100.0
• Integrated Business Systems Limited (11)	Hong Kong	—	—	100.0	100.0
• One2Free Personalcom Limited (11)	Hong Kong	—	—	100.0	100.0
• CSL Limited (11)	Hong Kong	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No 1 Limited (11)	Bermuda	—	—	100.0	100.0
• Telstra International HK Limited (11)	Hong Kong	—	—	100.0	100.0
• Telstra IDC Holdings Limited (6) (11)	Bermuda	—	—	100.0	100.0
• Telstra Japan Retail K.K. (11)	Japan	—	—	100.0	100.0
• Telstra Singapore Pte Ltd (11)	Singapore	—	—	100.0	100.0
• Telstra Global Limited (11)	United Kingdom	—	—	100.0	100.0
• Telstra Europe Limited (11)	United Kingdom	—	—	100.0	100.0
• Cable Telecom (GB) Limited (11) (15)	United Kingdom	—	—	100.0	—
• Cable Telecom Europe Limited (11) (15)	United Kingdom	—	—	100.0	—
• Cable Telecommunication Limited (11) (15)	United Kingdom	—	—	100.0	—
• PT Telstra Nusantara (11)	Indonesia	—	—	100.0	100.0

(continued over page)

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

	Country of	Telstra Entity's recorded		% of equity held by
Name of entity	incorporation	amount of investment (a)		immediate parent
		As at 30 June		As at 30 June
		2004	2003	2004	2003
		$m	$m	%	%
Controlled entities (continued)
• Telstra Inc. (11)	United States	—	—	100.0	100.0
• Telstra India (Private) Limited (11)	India	—	—	100.0	100.0
• Telstra Limited (11) (16)	New Zealand	—	—	100.0	100.0
• Telstra New Zealand Holdings Limited (formerly NDC New Zealand Limited) (5) (11)	New Zealand	—	—	100.0	100.0
• TelstraClear Limited (11)	New Zealand	—	—	100.0	100.0
• TelstraSaturn Holdings Limited (11)	New Zealand	—	—	100.0	100.0
• CLEAR Communications Limited (11)	New Zealand	—	—	100.0	100.0
Telstra Communications Limited (1)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (6) (7) (10) (11)	Saudi Arabia	—	—	50.0	50.0
Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (6)	Australia	—	—	100.0	100.0
• Qantas Telstra Card Trust (6)	Australia	—	—	100.0	100.0
• Telstra Visa Business Card Trust (6)	Australia	—	—	100.0	100.0
Telstra Media Holdings Pty Ltd (1)	Australia	29	29	100.0	100.0
• Telstra Enterprise Services Pty Ltd (1)	Australia	—	—	100.0	100.0
• Telstra Pay TV Pty Ltd (1)	Australia	—	—	100.0	100.0
Telstra Services Solutions Holdings Limited (formerly Telstra CB Holdings Ltd) (1) (5)	Australia	898	898	100.0	100.0
• Telstra CB.net Limited (1)	Australia	—	—	100.0	100.0
• Telstra CB.Com Limited (1)	Australia	—	—	100.0	100.0
• Telstra CB.fs Limited (1)	Australia	—	—	100.0	100.0
• Telstra eBusiness Services Pty Ltd (formerly InsNet Pty Ltd) (1) (5)	Australia	—	—	100.0	100.0
• Australasian Insurance Systems Pty Ltd (1)	Australia	—	—	100.0	100.0
• TRC Computer Systems Pty Ltd (1)	Australia	—	—	100.0	100.0
• DBA Limited (1)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia	—	—	81.3	81.3
• DBA Computer Systems Pty Ltd (1)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia	—	—	18.7	18.7
• Unilink Group Pty Ltd * (3)	Australia	—	—	100.0	100.0
Network Design and Construction Limited (1)	Australia	177	177	100.0	100.0
• NDC Global Holdings Pty Ltd (1)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (11)	India	—	—	98.0	96.0
• PT NDC Indonesia (11)	Indonesia	—	—	95.0	95.0
• NDC Global Philippines, Inc (6) (7) (11)	Philippines	—	—	100.0	100.0
• NDC Global Services (Thailand) Limited (6) (11)	Thailand	—	—	49.0	49.0
• NDC Global Holdings (Thailand) Limited (6) (11)	Thailand	—	—	49.0	49.0
• NDC Global Services (Thailand) Limited (6) (11)	Thailand	—	—	51.0	51.0
• NDC Global Services Malaysia Sdn. Bhd (6) (11)	Malaysia	—	—	100.0	100.0
• NDC Global Services Pty Ltd (1)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (11)	India	—	—	2.0	—

(continued over page)

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

	Country of	Telstra Entity's recorded		% of equity held by
Name of entity	incorporation	amount of investment (a)		immediate parent
		As at 30 June		As at 30 June
		2004	2003	2004	2003
		$m	$m	%	%
Controlled entities (continued)
Sensis Pty Ltd (1)	Australia	757	121	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	—	—	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Group Pty Ltd (1) (2) (14)	Australia	—	—	33.0	—
• Trading Post (Australia) Holdings Pty Ltd (1) (14)	Australia	—	—	100.0	—
• Trading Post Group Pty Ltd (1) (2) (14)	Australia	—	—	67.0	—
• The Melbourne Trading Post Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• The National Trading Post Pty Ltd * (1) (2) (14)	Australia	—	—	100.0	—
• Australian Retirement Publications Pty Ltd * (1) (2) (14)	Australia	—	—	100.0	—
• Collectormania Australia Pty Ltd * (1) (2) (14)	Australia	—	—	100.0	—
• The Personal Trading Post Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• Auto Trader Australia Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• WA Auto Trader Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• Sydney Buy & Sell Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Sydney Auto Trader Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Ad Mag SA & NSW Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Ad Mag AGI Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post (AW) Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Warranty Direct (Australia) Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Just Listed Pty Ltd * (1) (2) (14)	Australia	—	—	100.0	—
• Trading Post (TCA) Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• Research Resources Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Queensland Trading Post Pty Ltd * (2) (14) .	Australia	—	—	100.0	—
• Trading Post Marketing (Qld) Pty Ltd* (2) (14)	Australia	—	—	100.0	—
• Trading Post on the Net Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post Australia Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• Appraised Staff Agency Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Tradernet Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post Classifieds Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post On Line Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Telstra Retail Pty Ltd * (6)	Australia	—	—	—	100.0
• Sensis Holdings Pty Ltd *	Australia	—	—	100.0	100.0
• Invizage Pty Ltd * (13)	Australia	—	—	75.0	—
• Pacific Access Enterprises Pty Ltd * (6)	Australia	—	—	—	100.0
• WorldCorp Holdings (S) Pte Ltd (6) (11)	Singapore	—	—	—	100.0
• WorldCorp Publishing Pte Ltd (6) (11)	Singapore	—	—	—	100.0

Total investment in consolidated entities		12,537	12,028

(a) The amounts recorded are before any provision for reduction in value.

* These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

•	Telstra Corporation Limited;

•	Telstra Holdings Pty Ltd;

•	Telstra International Limited;

•	Telstra Communications Limited;

•	Telstra New Wave Pty Ltd;

•	Telstra Multimedia Pty Ltd;

•	Telstra Media Holdings Pty Ltd;

•	Network Design and Construction Limited;

•	Sensis Pty Ltd;

•	Telstra Services Solutions Holdings Ltd (formerly Telstra CB Holdings Limited);

•	Telstra CB.net Limited;

•	Telstra CB.Com Limited;

•	Telstra CB.fs Limited;

•	Telstra eBusiness Services Pty Ltd (formerly InsNet Pty Ltd);

•	Australasian Insurance Systems Pty Ltd;

•	TRC Computer Systems Pty Ltd;

•	DBA Limited;

•	Brokerlink Pty Ltd;

•	DBA Computer Systems Pty Ltd;

•	Telstra Enterprise Services Pty Ltd;

•	Telstra Pay TV Pty Ltd;

•	NDC Global Holdings Pty Ltd;

•	NDC Global Services Pty Ltd;

•	Telstra Corporate Services Pty Ltd;

•	Trading Post (Australia) Holdings Ltd #;

•	Trading Post Group Pty Ltd #;

•	The Melbourne Trading Post Pty Ltd #;

•	Collectormania Australia Pty Ltd #;

•	The Personal Trading Post Pty Ltd #;

•	Auto Trader Australia Pty Ltd #;

•	WA Auto Trader Pty Ltd #;

•	The National Trading Post Pty Ltd #;

•	Australian Retirement Publications Pty Ltd #;

•	Just Listed Pty Ltd #;

•	Trading Post (TCA) Pty Ltd #; and

•	Trading Post Australia Pty Ltd #.

Telstra Finance Limited is trustee to the deed of cross guarantee.

# These entities were added to the deed of cross guarantee during fiscal 2004 by an assumption deed dated 11 June 2004.

The deed of cross guarantee was formed under ASIC Class Order 98/1418, including those subsequent amendments made. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/2017, 00/321, 01/1087, 02/248 and 02/1017. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

•	form a closed group and extended closed group as defined in the class order;

•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and

•	guarantee the payment in full of the debts of the other named companies in the event of their winding up.

The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2004 and 30 June 2003 are presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

Closed Group Statement of Financial Position	Closed Group
	As at 30 June
	2004	2003
	$m	$m
Current assets
Cash assets	604	1,187
Receivables	3,556	3,509
Inventories	200	238
Other assets	697	783

Total current assets	5,057	5,717

Non current assets
Receivables	1,760	1,848
Inventories	10	14
Investments - accounted for using the equity method	41	59
Investments - other	2,596	2,632
Property, plant and equipment	21,567	21,766
Intangibles - goodwill	248	81
Intangibles - other	617	189
Other assets	2,324	2,519

Total non current assets	29,163	29,108

Total assets	34,220	34,825

Current liabilities
Payables	1,999	2,194
Interest-bearing liabilities	3,753	1,650
Income tax payable	509	614
Provisions	350	348
Revenue received in advance	1,075	1,180

Total current liabilities	7,686	5,986

Non current liabilities
Payables	47	48
Interest-bearing liabilities	9,014	11,231
Provision for deferred income tax	1,748	1,753
Provisions	758	790
Revenue received in advance	408	433

Total non current liabilities	11,975	14,255

Total liabilities	19,661	20,241

Net assets	14,559	14,584

Shareholders’ equity
Contributed equity	6,073	6,433
Reserves	41	39
Retained profits	8,445	8,112

Shareholders’ equity available to the closed group	14,559	14,584

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

(1) (continued)

The consolidated net profit of the Closed Group and Extended Closed Group for the fiscal years ended 30 June 2004 and 30 June 2003 is presented according to ASIC class order 98/1418 (as amended) as follows.

This excludes Telstra Finance Limited. All significant transactions between members of the Closed Group have been eliminated.

Closed group statement of financial performance and retained profits reconciliation		Closed Group
		Year ended 30 June
		2004	2003
	Note	$m	$m
Ordinary activities
Profit before income tax expense		5,867	3,949
Income tax expense		1,700	1,502

Net profit available to the closed group		4,167	2,447
Retained profits at the beginning of the financial year available to the closed group		8,112	7,623
Share buy-back	18	(649)	—
Transfer out of closed group		1	—
Transfers to retained profits (4)		—	(22)
Effect on retained profits from additions of new entities to the closed group		—	(6)

Total available for distribution		11,631	10,042
Dividends paid	7	3,186	1,930

Retained profits at the end of the financial year available to the closed group		8,445	8,112

(2) On similar terms to the deed of cross guarantee formed by certain companies of the Telstra Group in (1), the following wholly owned companies of Trading Post Group Pty Ltd have also entered into a deed of cross guarantee dated 11 December 2001:

•	The Melbourne Trading Post Pty Ltd;

•	The National Trading Post Pty Ltd;

•	Australian Retirement Publications Pty Ltd;

•	Collectormania Australia Pty Ltd;

•	The Personal Trading Post Pty Ltd;

•	Auto Trader Australia Pty Ltd;

•	WA Auto Trader Pty Ltd;

•	Sydney Buy & Sell Pty Ltd;

•	Sydney Auto Trader Pty Ltd;

•	Ad Mag SA & NSW Pty Ltd;

•	Ad Mag AGI Pty Ltd;

•	Trading Post (AW) Pty Ltd;

•	Warranty Direct (Australia) Pty Ltd;

•	Just Listed Pty Ltd;

•	Trading Post (TCA) Pty Ltd;

•	Research Resources Pty Ltd;

•	Queensland Trading Post Pty Ltd;

•	Trading Post Marketing (Qld) Pty Ltd;

•	Trading Post on the Net Pty Ltd;

•	Trading Post Australia Pty Ltd;

•	Appraised Staff Agency Pty Ltd;

•	Tradernet Pty Ltd;

•	Trading Post Classifieds Pty Ltd; and

•	Trading Post On Line Pty Ltd.

The Trading Post Group Pty Ltd and its controlled entities are no longer required to prepare and lodge audited financial reports under the Corporations Act 2001 due to the inclusion of various companies in the group in our deed of cross guarantee via an assumption deed dated 11 June 2004.

(3) The following companies ceased to be party to the deed of cross guarantee due to a revocation deed dated 24 October 2003:

•	On Australia Pty Ltd;

•	Telstra Media Pty Ltd; and

•	Unilink Group Pty Ltd.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

(4) During fiscal 2003, we sold our remaining shareholding in Solution 6 Holdings Limited (Solution 6). As a result, the foreign currency translation and general reserves arising from equity accounting our investment in Solution 6 were transferred out of reserves and into retained profits.

Change of company names

(5) The following entities changed names during fiscal 2004:

•	NDC New Zealand Limited changed its name to Telstra New Zealand Holdings Limited on 1 July 2003;

•	InsNet Pty Ltd changed its name to Telstra eBusiness Services Pty Ltd on 28 November 2003; and

•	Telstra CB Holdings Limited changed its name to Telstra Services Solutions Holdings Limited on 6 April 2004.

Liquidations

(6) As at 30 June 2004, the following companies were in voluntary liquidation:

•	On Australia Pty Ltd;

•	Telstra IDC Holdings Limited;

•	Telecom Australia (Saudi) Company Limited;

•	NDC Global Philippines, Inc;

•	NDC Global Services (Thailand) Limited;

•	NDC Global Holdings (Thailand) Limited; and

•	NDC Global Services Malaysia Sdn. Bhd.

The following companies were liquidated during fiscal 2004:

•	Worldcorp Holdings (S) Pte Ltd on 17 October 2003; and

•	Worldcorp Publishing Pte Ltd on 17 October 2003.

The following companies were deregistered during fiscal 2004:

•	Pacific Access Enterprises Pty Ltd; and

•	Telstra Retail Pty Ltd.

During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Telstra’s involvement with these trusts will be dissolved during fiscal 2005.

Controlled entities with different balance dates

(7) The following companies have different balance dates to our balance date of 30 June for fiscal 2004:

•	Telecom Australia (Saudi) Company Limited — 31 December;

•	Beijing Australia Telecommunications Technical Consulting Services Company Limited — 31 December; and

•	NDC Global Philippines, Inc — 31 December.

Financial reports prepared as at 30 June are used for consolidation purposes.

Rounded investments

(8) The cost of the Telstra Entity’s investments in controlled entities, which are not shown when rounded to the nearest million dollars is as follows:

	As at 30 June
	2004	2003
	$	$
Telstra Finance Limited	5	5
Telstra ESOP Trustee Pty Ltd.	2	2
Telstra Growthshare Pty Ltd.	1	1
Hypertokens Pty Ltd (16)	40,002	*
Customer Contact Technologies Pty Ltd (16)	2	*
Data & Text Mining Technologies Pty Ltd (16)	2	*
Lyrebird Technologies Pty Ltd (16)	2	*

* These entities were not directly owned by the Telstra Entity as at 30 June 2003.

Controlled entities in which we have no equity ownership

(9) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. We have effective control over this entity through economic dependency and have consolidated it into our group financial report. This company does not have significant assets or liabilities.

Controlled entities in which our equity ownership is less than or equal to 50%

(10) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Controlled entities not individually audited by the Australian National Audit Office

(11) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Dividends and distributions received by the Telstra Entity

(12) The Telstra Entity received a distribution of $153 million from On Australia Pty Ltd during fiscal 2004, of which $142 million was classified as dividend revenue and $11 million as a return of capital.

There were no significant dividends received by the Telstra Entity during fiscal 2003 from our controlled entities.

New incorporations and investments

(13) On 31 March 2004, we acquired a 75% controlling interest in Invizage Pty Ltd. The amount initially invested was not significant.

(14) On 5 March 2004, we purchased 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group) for total consideration of $638 million. This included payments for shares (including associated acquisition costs) of $448 million and the repayment of Trading Post Group loans of $190 million. We recorded goodwill of $179 million as a result of this purchase.

Our investment in Trading Post (Australia) Holdings Pty Ltd includes its controlled entities as listed below:

•	Trading Post Group Pty Ltd;

•	The Melbourne Trading Post Pty Ltd;

•	The National Trading Post Pty Ltd;

•	Australian Retirement Publications Pty Ltd;

•	Collectormania Australia Pty Ltd;

•	The Personal Trading Post Pty Ltd;

•	Auto Trader Australia Pty Ltd;

•	WA Auto Trader Pty Ltd;

•	Sydney Buy & Sell Pty Ltd;

•	Sydney Auto Trader Pty Ltd;

•	Ad Mag SA & NSW Pty Ltd;

•	Ad Mag AGI Pty Ltd;

•	Trading Post (AW) Pty Ltd;

•	Warranty Direct (Australia) Pty Ltd;

•	Just Listed Pty Ltd;

•	Trading Post (TCA) Pty Ltd;

•	Research Resources Pty Ltd;

•	Queensland Trading Post Pty Ltd;

•	Trading Post Marketing (Qld) Pty Ltd;

•	Trading Post on the Net Pty Ltd;

•	Trading Post Australia Pty Ltd;

•	Appraised Staff Agency Pty Ltd;

•	Tradernet Pty Ltd;

•	Trading Post Classifieds Pty Ltd; and

•	Trading Post On Line Pty Ltd.

Trading Post (Australia) Holdings Pty Ltd and its controlled entities are publishing and internet classified businesses in Australia. The group operates 22 print publications, 5 online sites and two automotive inserts.

(15) On 13 February 2004, Telstra Europe Limited purchased 100% of the shares in Cable Telecom (GB) Limited for $39 million. This resulted in the recognition of $23 million of goodwill on consolidation.

Our investment in Cable Telecom (GB) Limited includes its wholly controlled entities as listed below:

•	Cable Telecom Europe Limited; and

•	Cable Telecommunication Limited.

Cable Telecom (GB) Limited is a reseller of voice services to companies in the United Kingdom.

Sales and disposals

(16) The following entities were sold between entities within the Telstra Group:

•	On 13 November 2003, Telstra Enterprise Services Pty Ltd sold its investment in Telstra Limited to Telstra Holdings Pty Ltd; and

•	The following entities were sold by Telstra New Wave Pty Ltd to Telstra Corporation Limited on 30 June 2004:

•	Hypertokens Pty Ltd;

•	Customer Contact Technologies Pty Ltd;

•	Data & Text Mining Technologies Pty Ltd; and

•	Lyrebird Technologies Pty Ltd.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities

Our investments in joint venture entities are listed below:

Name of joint venture	Principal	Ownership		Telstra Group's carrying		Telstra Entity's carrying
entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2004	2003	2004	2003	2004	2003
		%	%	$m	$m	$m	$m
(i) Joint venture entities
FOXTEL Partnerships (#) (c)	Pay television	50.0	50.0	—	44	—	—
Customer Services Pty Ltd (c)	Customer service	50.0	50.0	—	—	—	—
FOXTEL Management Pty Ltd (1)	Management services	50.0	50.0	—	—	—	—
FOXTEL Cable Television Pty Ltd (c) (3)	Pay television	80.0	80.0	—	—	—	—
Reach Ltd (incorporated in Bermuda) (a) (c) (13)	International connectivity services to wholesale customers	50.0	50.0	—	—	—	—
Stellar Call Centres Pty Ltd (2)	Call centre services and solutions	50.0	50.0	11	11	3	3
Xantic B.V. (incorporated in The Netherlands) (a) (7)	Global satellite communications	35.0	35.0	29	74	29	—
TNAS Limited (incorporated in New Zealand) (b) (c)	Toll free number portability in New Zealand	33.3	33.3	—	—	—	—
1300 Australia Pty Ltd (1) (6)	Acquisition and marketing of 1300 “phone words”	50.0	—	—	—	—	—

			note 11	40	129	32	3

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in joint venture entities with different balance dates is the same as above unless otherwise noted.

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

(c) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.

(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any provision for reduction in value.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Our investments in associated entities are listed below:

Name of associated	Principal	Ownership		Telstra Group's carrying		Telstra Entity's carrying
entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2004	2003	2004	2003	2004	2003
		%	%	$m	$m	$m	$m
(ii) Associated entities
IBM Global Services Australia Limited (a) (2) (8)	Information technology services	—	22.6	—	2	—	—
Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a) (c)	Network cable provider	39.9	39.9	—	—	—	—
ECard Pty Ltd (1) (2)	Smart card transaction processing	50.0	50.0	—	3	—	7
PT Mitra Global Telekomunikasi Indonesia (incorporated in Indonesia) (a) (11)	Telecommunications services	—	20.4	—	25	—	—
Telstra Super Pty Ltd (c) (1) (4)	Superannuation trustee	100.0	100.0	—	—	—	—
myinternet Limited (c) (10)	Educational portal	—	21.1	—	—	—	—
Keycorp Limited (c)	Electronic transactions solutions	47.9	47.9	—	—	—
Telstra Foundation Limited (5)	Charitable trustee organisation	100.0	100.0	—	—	—	—
CityLink Limited (incorporated in New Zealand) (b) (c) (1) (9)	Provider of wholesale fibre bandwidth	—	27.1	—	—	—	—

			note 11	—	30	—	7

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in associated entities with different balance dates is the same as that balance date as above unless otherwise noted.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

(c) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.

(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any provision for reduction in value.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Share of joint venture entities’ and associated entities’ net losses/ (profits)

	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:
Joint venture entities
- FOXTEL Partnerships (#)	44	47	47
- Stellar Call Centres Pty Ltd (2)	(2)	(2)	(4)
- Xantic B.V. (7)	43	24	—
- Reach Ltd (13)	—	946	(53)
- TelstraClear Limited (14)	—	—	75
- Dynergy Connect LP	—	—	12
- DataOne Corporation Pte Ltd	—	—	2

	85	1,015	79

Associated entities
- IBM Global Services Australia Limited (2) (8)	(3)	(6)	(7)
- Australian-Japan Cable Holdings Limited	—	6	12
- Solution 6 Holdings Limited (12)	—	2	(9)
- ECard Pty Ltd (1) (2)	2	10	15
- PT Mitra Global Telekomunikasi Indonesia (11)	(6)	(2)	(9)

	(7)	10	2

	78	1,025	81

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Rounded investments

(1) The carrying amounts of our investments in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars are shown below:

	Carrying amount of investment
	Telstra Group			Telstra Entity
	As at 30 June			As at 30 June
	2004 $	2003 $		2004 $	2003 $
(i) Joint venture entities
FOXTEL Management Pty Ltd.	1	1		—	—
1300 Australia Pty Ltd (6)	398,853	—		500,000	—
(ii) Associated entities
ECard Pty Ltd (2)	100,001	*	*	100,001	*	*
Telstra Super Pty Ltd (4)	*	*		2	2
CityLink Limited (9)	—	299,403		—	—

* Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.

** Investment rounded to greater than $1 million in fiscal 2003.

Dividends received from joint venture entities and associated entities

(2) We received dividends and distributions from the following entities during fiscal 2004:

•	Stellar Call Centres Pty Ltd $1.2 million (2003: $1.2 million);

•	IBM Global Services Australia Limited $nil (2003: $4.9 million); and

•	ECard Pty Ltd $1.4 million (2003: $nil).

Associated entities and joint venture entities in which we own more than 50% equity

(3) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the Board of Directors. Effective voting power is restricted to 50% and we have joint control.

(4) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd, as we do not control the Board of Directors. We have equal representation with employee representatives on the Board. The entity is therefore classified as an associated entity as we have significant influence over it.

(5) We own 100% of the equity of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of Telstra’s Kids Fund. We do not consolidate TFL as we do not control the Board of Directors. However, due to our Board representation we significantly influence this entity.

New incorporations and changes in investments

(6) On 12 May 2004, we acquired 50% of the share capital of 1300 Australia Pty Ltd. The amount invested was not significant.

(7) On 23 December 2003, ownership of our interest in Xantic B.V. was transferred to Telstra Corporation Limited from Telstra Global Limited.

Sale of investments

(8) On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA) for $154 million (refer to note 3 for additional details).

(9) On 1 October 2003, we sold our 27.1% shareholding in CityLink Limited for $0.7 million.

(10) On 19 December 2003, we participated in a share buy-back undertaken by myinternet Limited that resulted in us disposing of our entire ownership interest in this entity for nominal consideration.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Sale of investments (continued)

(11) On 20 January 2004, we completed the sale of our 20.4% shareholding in PT Mitra Global Telekomunikasi Indonesia (MGTI). Revenue from the sale of this investment amounted to $50 million, resulting in a profit before income tax of $21 million.

(12) On 8 May 2003, we sold 1 million of our shares in Solution 6 Holdings Limited (Solution 6) for $0.5 million, reducing our ownership interest from 13.2% to 12.7%. On 19 June 2003, we sold our remaining 32 million shares for $16.7 million.

As we were the largest single shareholder and had entitlement to appoint a director to the Board of Solution 6, we had the capacity to affect substantially the financial and operating policies of the entity and up until the sale of the investment, we continued to equity account this investment.

(13) During fiscal 2003 we wrote down the carrying amount of the investment in our 50% owned joint venture, Reach Ltd. Equity accounting of the investment is suspended and the investment is recorded at zero.

The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. Refer note 3 for further information.

Other

(14) In fiscal 2002, we acquired a controlling interest in TelstraClear Limited (TelstraClear). Subsequent to this, TelstraClear is a controlled entity and as such, nil share of (profits)/losses was recorded for equity accounting purposes.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

The movements in the consolidated equity accounted amount of our joint venture entities and associated entities are summarised as follows:

		Joint venture entities		Associated entities
		Telstra Group		Telstra Group
		Year ended/As at		Year ended/As at
		30 June		30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Carrying amount of investments at beginning of year		129	1,110	30	87
Additional investments made during the year		—	49	—	—

		129	1,159	30	87
Share of profits/(losses) before income tax expense		(81)	(1)	10	(5)
Share of income tax expense		(4)	(12)	(3)	(5)

Share of net profits/(losses) after income tax expense		(85)	(13)	7	(10)
Amortisation of unrealised inter-entity profits after income tax		2	24	—	—
Write down of notional goodwill and release of deferred profit of Reach Ltd.		—	(965)	—	—
Amortisation of notional goodwill		(2)	(61)	—	—

Share of net profits/(losses)		(85)	(1,015)	7	(10)
Dividends and distributions received		(1)	(1)	(1)	(5)
Share of reserves		—	—	—	3
Share of foreign currency translation reserve and movements due to exchange rate translations		(3)	(14)	(2)	(7)
Sale, transfers and reductions of investments during the year		—	—	(34)	(13)

Carrying amount of investments before reduction to recoverable amount		40	129	—	55
Reduction in value of investments to recoverable amount		—	—	—	(25)

Carrying amount of investments at end of year	11	40	129	—	30

Our share of contingent liabilities of joint venture entities and associated entities — we are not directly liable for these		2	3	—	28
Our share of capital commitments contracted for, by our joint venture entities and associated entities — we are not directly liable for these (a)		84	115	—	2
Our share of other expenditure commitments contracted for (other than the supply of inventories), by our joint venture entities and associated entities — we are not directly liable for these (a)		67	147	4	55

(a) Our share of commitments and guarantees of our joint venture entities for which we are directly liable are included within note 20 and note 21 respectively.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Other disclosures for joint venture entities

Summarised presentation of our share of all of our joint venture entities’ and associated entities’ assets, liabilities, revenue and expense items (including joint venture entities and associated entities where equity accounting has been suspended):

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Current assets	297	461	27	105
Non current assets	526	1,190	198	308

Total assets	823	1,651	225	413

Current liabilities	595	556	38	152
Non current liabilities	1,316	1,376	221	228

Total liabilities	1,911	1,932	259	380

Net assets	(1,088)	(281)	(34)	33

Total revenues	1,383	1,721	76	438
Total expenses	2,240	1,789	116	513

Losses before income tax expense	(857)	(68)	(40)	(75)
Income tax expense/(benefit)	(36)	23	—	7

Net losses	(821)	(91)	(40)	(82)

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Included in the consolidated financial report of the Telstra Group are:

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Amount of our recorded retained losses balance relating to equity accounting our joint venture entities and associated entities (i)	(2,630)	(2,545)	(172)	(179)
Amount of our recorded foreign currency translation reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	(16)	(13)	(6)	(42)
Amount of our recorded general reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	—	—	5	8

(i) The following items are included in this amount:

•	share of net (losses)/profits;

•	adjustment for initial unrealised inter-entity profit after income tax expense;

•	notional goodwill amortisation and writedowns;

•	deferred profits amortised; and

•	reduction in value of investments to recoverable amount.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

25. Directors’ remuneration - salaries and other benefits

Fiscal 2004 is the first year we have been required to apply AASB 1046: “Director and Executive Disclosures by Disclosing Entities”. The new standard requires the disclosure of the remuneration relating to the directors of the Telstra Entity. These disclosures are in more detail than previously required and now include a value attributed to equity compensation.

The specified directors of the Telstra Entity for the year ended 30 June 2004 were:

Donald G McGauchie - Chairman, Non Executive Director, appointed 1998, appointed Chairman 20 July 2004
John T Ralph - Deputy Chairman, Non Executive Director, appointed 1996
Robert C Mansfield - Former Chairman, Non Executive Director, appointed 1999, resigned 14 April 2004
Zygmunt E Switkowski - Chief Executive Officer and Managing Director, appointed 1999
Samuel H Chisholm - Non Executive Director, appointed 2000
Anthony J Clark - Non Executive Director, appointed 1996
John E Fletcher - Non Executive Director, appointed 2000
Belinda J Hutchinson - Non Executive Director, appointed 2001
Catherine B Livingstone - Non Executive Director, appointed 2000
Charles Macek - Non Executive Director, appointed 2001
William A Owens - Non Executive Director, appointed 2001, resigned 6 May 2004
John W Stocker - Non Executive Director, appointed 1996

Directors’ remuneration for the year ended 30 June 2004 is as follows:

										Total
Year ended										Remuner-
30 June 2004	Primary benefits			Post employment		Equity compensation			Other	ation
						Deferred			Other
	Salary &	Short term	Non-	Superan-	Other	remune-	Direct-	Other	Fees
Specified	fees	incentive	monetary	nuation	(a)	ration	share	equity	(c)
Directors	$	$	$	$	$	$	$	$	$	$
D McGauchie	45,871	—	5,285	8,629	30,908	—	30,000	—	50,000	170,693
J Ralph	141,852	—	4,172	—	78,896	—	28,000	—	—	252,920
R Mansfield (d)	144,200	—	139	19,800	82,180	—	56,000	—	—	302,319
Z Switkowski (b)	1,339,314	627,300	1,391	98,437	—	660,854	—	1,663,245	—	4,390,541
S Chisholm (e)	—	—	—	—	—	—	—	—	—	—
A Clark	67,450	—	5,338	8,550	47,932	—	19,000	—	—	148,270
J Fletcher	37,800	—	1,720	7,200	24,098	—	35,000	—	—	105,818
B Hutchinson	59,661	—	3,512	6,480	71,790	—	13,859	—	—	155,302
C Livingstone	67,450	—	3,607	8,550	30,004	—	19,000	—	—	128,611
C Macek	67,450	—	3,192	8,550	77,789	—	19,000	—	—	175,981
W Owens (f)	46,154	—	—	—	74,083	—	30,000	—	31,529	181,766
J Stocker	34,499	—	4,501	3,105	60,590	—	77,396	—	—	180,091

	2,051,701	627,300	32,857	169,301	578,270	660,854	327,255	1,663,245	81,529	6,192,312

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

25. Directors’ remuneration - salaries and other benefits (continued)

Directors’ remuneration for the year ended 30 June 2003 is as follows:

										Total
Year ended										Remuner-
30 June 2003	Primary benefits			Post employment		Equity compensation			Other	ation
						Deferred			Other
	Salary &	Short term	Non-	Superan-	Other	remune-	Direct-	Other	Fees
Specified	fees	incentive	monetary	nuation	(a)	ration	share	equity	(c)
Directors	$	$	$	$	$	$	$	$	$	$
D McGauchie	44,761	—	3,803	5,215	46,209	—	22,000	—	50,000	171,988
J Ralph	103,067	—	2,740	3,600	69,066	—	26,667	—	—	205,140
R Mansfield	173,373	—	—	24,000	99,101	—	53,333	—	—	349,807
Z Switkowski (b)	1,343,980	750,000	8,551	10,520	—	299,920	—	1,356,276	—	3,769,247
S Chisholm (e)	—	—	—	—	—	—	—	—	—	—
A Clark	57,302	—	3,531	7,950	44,279	—	17,667	—	—	130,729
J Fletcher	44,290	—	—	11,150	66,437	—	10,600	—	—	132,477
B Hutchinson	53,506	—	4,183	7,399	—	—	15,949	—	—	81,037
C Livingstone	49,372	—	4,284	6,849	66,854	—	15,000	—	—	142,359
C Macek	57,302	—	2,746	7,950	—	—	17,667	—	—	85,665
W Owens	66,000	—	—	—	—	—	24,000	—	50,691	140,691
J Stocker	49,225	—	2,562	5,978	81,963	—	48,531	—	—	188,259

	2,042,178	750,000	32,400	90,611	473,909	299,920	251,414	1,356,276	100,691	5,397,399

(a) We have not paid any post employment benefits that are prescribed benefits during fiscal 2004 or fiscal 2003.

(b) The managing director, Zygmunt E Switkowski is also chief executive officer (CEO) of the company and is remunerated in a manner consistent with senior executives. Please refer to note 26 for details of the components of the CEO’s and specified executives’ remuneration.

(c) These items relate to fees for services in addition to the director’s Board duties.

(d) Mr Mansfield received a payout of his accumulated retirement benefits (Post employment - Other) of $396,644 after his resignation from the Board on 14 April 2004. The retirement benefits of non-executive directors are recognised in directors’ remuneration disclosures each year over the period from first accrual to full entitlement. The amount of $82,180 in the fiscal 2004 remuneration table shown as other post employment remuneration, represents the amount of retirement benefit that Mr Mansfield accrued during fiscal 2004 through to the date of his resignation.

(e) Mr Chisholm declined to receive fees for his Board duties to Telstra. Mr Chisholm received fees of $150,000 (2003: nil) from FOXTEL for services to that entity as a director.

(f) Mr Owens became eligible to receive post employment benefits for the first time in fiscal 2004 and he therefore accrued $74,083 in benefits (Post employment - Other). This amount was paid out to him after his resignation from the Board on 6 May 2004.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

25. Directors’ remuneration - salaries and other benefits (continued)

Salary and fees

Telstra directors are remunerated in accordance with our constitution which provides for the aggregate limit for directors’ fees to be set and varied by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocations of fees to directors within the pool limit shall be determined by the Board. Directors are required to take at least 20% of their fees in shares, which are purchased on market and included in equity compensation - directshare in the remuneration table.

Non monetary benefits

We provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time we also make products and services available to directors without charge to allow directors to familiarise themselves with our products and services and recent technological developments. To the extent it is considered that this provides a personal benefit to a director, it is included in primary benefits in the remuneration table.

Superannuation

The directors may state a preference to increase the proportion of their fees taken as superannuation. Where this occurs, we may provide a greater percentage of the director’s fees as superannuation contributions, subject to normal legislative requirements, in order to meet superannuation guarantee and other statutory obligations.

Other post employment benefits

Telstra does not provide other post employment benefits to directors appointed to the Board after 30 June 2002. The directors appointed prior to this date receive post employment benefits in the form of retirement benefits. Directors become eligible for retirement benefits on leaving office as a director. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total remuneration in the preceding 3 years. Directors who have served less than 9 years, but more than 2 years, are entitled to receive a pro-rated amount based on the total years served as a director. We disclose the increment earned for the current year of service in post employment -other.

Directshare

Non- executive directors will receive a minimum of 20% of their fees by way of a scheme known as directshare. Further details regarding the allocation of shares under directshare are included in note 19.

Other equity compensation

The remuneration of directors is not linked to performance of the company apart from any movement in share price reflected in the directshare program. The items included in other equity compensation in the remuneration table relate to Zygmunt E Switkowski, the managing director and chief executive officer (CEO) of the company who is remunerated in a manner consistent with senior executives. Please refer to note 26 for explanations regarding the components of the CEO’s and specified executives’ remuneration.

Individual contracts for services

There are no individual contracts for service with our non-executive directors. In regard to the CEO, where Telstra terminates his employment prior to the expiration of his employment contract for reasons other than for misconduct, he is entitled to 6 months notice, or payment in lieu of notice, and an amount equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

26. Executives’ remuneration - salaries and other benefits

Fiscal 2004 is the first year we have been required to apply AASB 1046: “Director and Executive Disclosures by Disclosing Entities”. In relation to executives, the new standard requires we disclose the remuneration relating to certain specified executives. These disclosures are in more detail than previously required and now include a value attributed to equity compensation.

There were no specified executives that retired during the year ended 30 June 2004. The specified executives for the Telstra Group for the year ended 30 June 2004 were as follows:

Bruce Akhurst - Group General Counsel and Group Managing Director, Telstra Wholesale, Telstra Broadband and Media
Douglas Campbell - Group Managing Director, Telstra Country Wide
David Moffatt - Group Managing Director, Telstra Consumer and Marketing, President Telstra International
Ted Pretty - Group Managing Director, Telstra Technology, Innovation and Product
Michael Rocca - Group Managing Director, Infrastructure Services
Bill Scales - Group Managing Director, Regulatory, Corporate and Human Relations
John Stanhope - Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey - Group Managing Director, Telstra Business and Government

Specified executives’ remuneration for the year ended 30 June 2004 is as follows:

Year ended					Post			Total
30 June 2004	Primary benefits				employment	Equity compensation		remuneration
						Deferred
		Short term	Non-		Superan-	remune-	Other equity
	Salary & fees	incentive	monetary	Other	nuation	ration	instruments
Specified Executives	$	$	$	$	$	$	$	$
B Akhurst	757,632	299,700	489	—	129,368	178,454	640,027	2,005,670
D Campbell	801,559	263,800	2,132	—	85,441	178,454	709,521	2,040,907
D Moffatt	980,248	267,600	—	400,000	11,002	201,290	765,972	2,626,112
T Pretty	963,700	247,600	1,677	240,000	36,300	205,258	692,897	2,387,432
M Rocca	603,770	270,800	2,772	—	71,230	131,998	486,441	1,567,011
B Scales	479,907	234,200	1,380	—	91,968	110,129	266,482	1,184,066
J Stanhope (a)	546,820	250,000	657	—	56,120	92,854	409,182	1,355,633
D Thodey	738,731	327,600	1,724	—	67,020	160,049	433,249	1,728,373

	5,872,367	2,161,300	10,831	640,000	548,449	1,258,486	4,403,771	14,895,204

(a) Appointed Chief Financial Officer and a Group Managing Director, Finance and Administration on 1 October 2003.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

26. Executives’ remuneration - salaries and other benefits (continued)

Specified executives’ remuneration for the year ended 30 June 2003 is as follows:

Year ended					Post			Total
30 June 2003	Primary benefits				employment	Equity compensation		remuneration
						Deferred
		Short term	Non-		Superan-	remune-	Other equity
	Salary & fees	incentive	monetary	Other	nuation	ration	instruments
Specified Executives	$	$	$	$	$	$	$	$
B Akhurst	728,797	356,000	835	—	94,703	80,549	556,752	1,817,636
D Campbell	812,980	426,000	2,123	—	10,520	80,549	580,374	1,912,546
D Moffatt	938,230	371,000	—	400,000	10,520	91,866	672,918	2,484,534
T Pretty	989,480	291,000	1,583	220,000	10,520	95,117	599,259	2,206,959
M Rocca	516,751	212,000	1,419	—	64,153	57,079	422,673	1,274,075
B Scales	426,489	209,000	—	—	10,520	46,361	212,184	904,554
D Thodey	712,980	212,000	1,806	—	10,520	71,037	357,516	1,365,859

	5,125,707	2,077,000	7,766	620,000	211,456	522,558	3,401,676	11,966,163

Total compensation

The Telstra Entity has a Nominations and Remuneration Committee, which is a committee of Board members accountable for reviewing and recommending to the Board the remuneration arrangements for the chief executive officer (CEO) and senior executives reporting to the CEO which includes the specified executives above. The committee compares both the structure of the remuneration package and the overall quantum on a periodic basis by comparison to other major corporations in Australia. Additionally, the committee seeks advice from an independent specialised remuneration consultant to ensure that payments are in line with general market practice and are competitively placed to attract and retain the necessary talent for the critical work required by these roles.

The committee has adopted a set of principles used to guide decisions related to the remuneration of the CEO and specified executives which are designed to link the level of remuneration with the financial and operational performance of the company. The arrangements must be:

•	simple and easy to communicate;

•	transparent so that all elements are visible;

•	linked to the performance of the company;

•	differentiated based on individual performance;

•	market competitive to attract and retain talent;

•	fair and equitable; and

•	aligned with the achievement of the company’s long term business objectives.

Short term incentive

The short term incentive rewards the CEO and specified executives for meeting or exceeding specific key annual business objectives linked to the annual business plan at a corporate, business unit and individual level. Measures and targeted achievement levels are reviewed each year to reflect changes in the business priorities for the forthcoming year. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives. Before any incentive is payable, a threshold must be reached, according to the predefined measures. The plan also provides that payments are capped at a specified level.

Non monetary benefits

We provide executives with telecommunications and other services and equipment to assist them in performing their duties. From time to time we also make products and services available to executives without charge to allow executives to familiarise themselves with our products and services and recent technological developments. To the extent it is considered that this provides a personal benefit to the executive, it is included in Primary benefits in the remuneration table above.

Other primary benefits

Relates to annual contract payments made to executives for continued service with Telstra or as part of their employment contract. These payments were determined at the executives’ initial entry into their contract for employment with Telstra.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

26. Executives’ remuneration - salaries and other benefits (continued)

Equity based compensation

The Telstra Growthshare trust commenced in fiscal 2000. Through the trust, Telstra provides for selected senior executives who contribute significantly to sustained improvement in shareholder value to be invited to participate in an equity based Long Term Incentive (LTI) plan and/or an equity based deferred remuneration plan, on an annual basis. Since the commencement of the plan, those selected senior executives have been eligible to receive an allocation of options, restricted shares, performance rights or deferred shares, or a combination of each in a given fiscal year. The options, restricted shares and performance rights can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved. Generally, deferred shares can only be exercised after a certain period of service has been completed. If the hurdle is not achieved or the service period not completed, the instrument will have a $nil value and will lapse. For further details of the LTI plan and equity based deferred remuneration plan, including detailed explanations of performance hurdles and allocations, refer to note 19.

There is currently no AGAAP requirement to record an expense for the fair value of the options, restricted shares, performance rights and deferred shares issued in fiscal 2004 or fiscal 2003. However, AASB 1046: “Director and Executive Disclosure by Disclosing Entities” and USGAAP require us to derive a value for these items and include the value in our director and executive remuneration disclosures. An option pricing model that takes into account various factors including the exercise price and expected life of the instrument, the current life of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument and the expected average volatility of Telstra’s peer group companies was adopted to derive a value.

Details of the valuations derived since the commencement of the Telstra Growthshare trust and the assumptions used in deriving those values for fiscal 2004 are detailed in note 19. For further details on our USGAAP disclosures, refer to note 30.

Individual contracts for services

Where Telstra terminates the CEO’s or other senior executives’ employment prior to the expiration of their employment contract for reasons other than for misconduct, they are entitled to 6 months notice or payment in lieu of notice and an amount equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures

Ultimate controlling entity

The Commonwealth is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the group comprising the Telstra Entity and its controlled entities.

We supply telecommunications services to, and acquire other services from, the Commonwealth, its Departments of State, trading and other agencies. These transactions are made within normal customer/ supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services. Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial reports do not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth, its Departments of State, trading and other agencies.

Directors and specified executives of the Telstra Entity

Refer to note 25 for details of the names of each person who held office as a director of the Telstra Entity during fiscal 2004 and refer to note 26 for details of the specified executives for the Telstra Group. Refer also to these notes for details of directors’ and specified executives’ remuneration, superannuation and retirement payments.

Loans to directors and specified executives of the Telstra Entity

No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2004 or fiscal 2003.

Telstra provided loans to senior executives, including the chief executive officer, as it did for all employees, as part of their participation in the Telstra Employee Share Ownership Plans (TESOP97 and TESOP99). Further details of the share plans and the terms under which these loans were provided are contained in note 19. The loans were provided interest free and on the same terms as all other eligible employees who participated in TESOP97 and TESOP99. There were 5 specified executives who held loans during the year. Details of the balance of the loans provided to specified executives are as follows:

Year Ended
30 June
$
Balance as at 1 July 2003	32,981
Amounts repaid during the year	(2,593)

Balance as at 30 June 2004	30,388

The balance as at 1 July 2003 represents the highest amount of indebtedness of specified executives during the year.

If the loans had not been provided free of interest, the interest charged on an arm’s length basis would have been $2,255 for the year ended 30 June 2004.

There were no new loans provided during the fiscal year and there were no loans greater than $100,000 during the year.

Other transactions with directors and specified executives of the Telstra Entity and their personally related entities

Each of the directors of the Telstra Entity and specified executives of the Telstra Group have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. The directors’ and specified executives’ personally related entities also have telecommunications services with us on normal commercial terms and conditions.

Directors and specified executives are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we also make products and services available to directors and specified executives without charge to enable them to familiarise themselves with our products, services and recent technological developments. To the extent it is considered that this provides a benefit to a director or specified executive, it is included in their remuneration. Details are included in notes 25 and 26.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Director’s and specified executive’s interests in shares of the Telstra Entity

As at 30 June 2004 and 30 June 2003, the directors and their personally related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

				Total shares held
			Shares acquired or	as at 30 June 2004
	Total shares held	Directshare	disposed of by	or at date of	Shares that are
	as at 30 June 2003	allocation	other means	leaving office	held nominally
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares
Donald G McGauchie	28,179	6,149	—	34,328	34,328
John T Ralph	92,204	5,739	—	97,943	96,943
Robert C Mansfield (i)	130,604	11,479	—	142,083	82,400
Zygmunt E Switkowski	155,810	—	—	155,810	109,010
Sam H Chisholm (ii)	—	—	—	—	—
Anthony J Clark	92,609	3,894	(7,307)	89,196	79,196
John E Fletcher	40,850	7,210	—	48,060	48,060
Belinda J Hutchinson	62,091	2,857	—	64,948	27,837
Catherine B Livingstone	34,297	3,894	(1,000)	37,191	26,791
Charles Macek	37,568	3,894	—	41,462	41,462
William A Owens (iii)	7,495	6,149	—	13,644	13,644
John W Stocker	85,670	15,864	—	101,534	100,734

	767,377	67,129	(8,307)	826,199	660,405

(i) Robert Mansfield resigned from the Board on 14 April 2004.

(ii) As fees are declined by the director, no directshares have been allocated during fiscal 2004.

(iii) William Owens resigned from the Board on 6 May 2004.

As at 30 June 2004 and 30 June 2003, the specified executives and their personally related entities had interests in the share capital of the Telstra Entity as follows:

	Total shares			Shares acquired	Total shares
	held as at	Ownshare	Exercise of	or disposed of	held as at	Shares that are
	30 June 2003	allocation	options	by other means	30 June 2004	held nominally
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares
Bruce Akhurst	62,491	—	—	—	62,491	54,711
Douglas Campbell	37,200	—	—	—	37,200	27,500
David Moffatt	3,700		—	—	3,700	3,100
Ted Pretty	152,400		—	(150,000)	2,400	2,400
Michael Rocca	14,000	—	—	(2,000)	12,000	—
Bill Scales	9,916	—	—	—	9,916	1,400
John Stanhope	10,940	—	—	—	10,940	3,960
David Thodey	4,787	10,475	—	3,000	18,262	5,800

	295,434	10,475	—	(149,000)	156,909	98,871

Total shareholdings include shares held by the directors, specified executives and their personally related entities. Unless related to TESOP99, TESOP97 or Telstra Growthshare, shares acquired or disposed by directors during the year were on an arm’s length basis at market price.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Wholly owned group disclosures

Amounts receivable from and payable to entities in the wholly owned group and other controlled entities are as follows:

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Total amounts receivable at 30 June from:
Current
Wholly owned controlled entities	9	—	—	1,265	689
Provision for amounts owed by wholly owned controlled entities (i)	9	—	—	(994)	(285)

		—	—	271	404
Non current
Wholly owned controlled entities	9	—	—	362	511
Provision for amounts owed by wholly owned controlled entities	9	—	—	(45)	(69)

		—	—	317	442

		—	—	588	846

Total amounts payable at 30 June to:
Current
Wholly owned controlled entities - payables	15	—	—	5	—
Wholly owned controlled entities - loans	16	—	—	2,282	2,015

		—	—	2,287	2,015

Transactions with our wholly owned controlled entities

(i) Included in the profit before income tax expense of the Telstra Entity was a charge of $709 million (2003: $570 million gain) in relation to the provision for amounts owed by a controlled entity. This balance is offset by an equivalent gain in our provision for reduction in value of investments. Both balances are eliminated on consolidation for Telstra Group reporting purposes (refer note 3 for further information).

(ii) In fiscal 2004, a number of purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities.

•	The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.

•	Our controlled entity, Network Design and Construction Limited (NDC), constructs communication assets on our behalf. During fiscal 2004, we paid for the purchase and maintenance of communication assets from NDC totalling $79 million (2003: $737 million). During fiscal 2004, the operations of NDC were purchased by the Telstra Entity and incorporated back into the business of Telstra Corporation Limited.

Refer to the accompanying notes to our statement of cashflows for details of the balances acquired by the Telstra Entity.

•	Included in the revenue received in advance amount at 30 June 2004 is $247 million (2003: $228 million) for the use of our Yellow Pages ® trademark and $92 million (2003:$84 million) for the use of our White Pages ® trademark that were received from a controlled entity.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Other related entity disclosures

Amounts receivable and payable to other related entities:

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Total amounts receivable at 30 June from:
Current
Joint venture entities and associated entities - trade debtors		25	28	16	15
Joint venture entities and associated entities - loans	9	—	33	—	33

		25	61	16	48

Non current
Joint venture entities and associated entities - loans	9	226	29	226	29
Provision for amounts owed by joint venture entites and associated entities	9	(226)	—	(226)	—

		—	29	—	29

Total amounts payable at 30 June to:
Current
Joint venture entities and associated entities - accounts payable		46	62	38	55
Joint venture entities and associated entities - other	16	1	1	1	1

		47	63	39	56

During fiscal 2004, 2003 and 2002, we had the following transactions between members of the wholly owned group and other related entities:

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2004	2003	2002	2004	2003
	Note	$m	$m	$m	$m	$m
Transactions between other related entities
Profit before income tax expense for the year includes the following transactions:
Sale of goods and services to:
Joint venture entities and associated entities		130	232	370	111	124
Purchase of goods and services from:
Joint venture entities and associated entities		394	1,113	1,332	334	985

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Other related entity disclosures (continued)

In fiscal 2003, we entered a capacity prepayment agreement with our joint venture entity Reach Ltd (Reach). Included in non current receivables for the year ended 30 June 2004 is a receivable of $208 million (US$146 million) for a right to receive future carriage and related services capacity. This non current receivable earns interest at market rates (refer note 9 for further information).

During fiscal 2004, purchases were made by the Telstra Group of $231 million (2003: $506 million) and Telstra Entity of $177 million (2003: $471 million) from Reach. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made in line with market prices. Entitlement to capacity with Reach takes into account our future needs and growth opportunities. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $89 million (2003: $109 million) and Telstra Entity of $79 million (2003: $105 million) to Reach.

During fiscal 2004, purchases were made by the Telstra Group of $73 million (2003: $413 million) and Telstra Entity of $71 million (2003: $403 million) from our associated entity IBMGSA. These amounts were for information technology services predominately resulting from a contract with IBMGSA. These purchases were made on normal commercial terms and conditions (refer note 20 for further information).

During fiscal 2004, we paid for operating expenses on behalf of the following entities:

•	Telstra Foundation Limited;

•	Telstra Community Development Trust;

•	Telstra Growthshare Trust;

•	Telstra Employee Share Ownership Plan I (TESOP97); and

•	Telstra Employee Share Ownership Plan II (TESOP99).

We own 100% of the share capital of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member (refer note 24 for further details). In respect of the other entities we have no direct ownership interests. These entities are operated by corporate trustees (of which we own 100%) and are run for the benefit of the beneficiaries.

Loan to the Telstra Growthshare Trust

During fiscal 2000, Telstra created the Telstra Growthshare Trust, (which facilitates the senior executive equity participation plan). The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. In prior financial years, we have advanced funds to the trust to enable it to purchase shares in the Telstra Entity.

The loan balance at 30 June 2004 of $65 million (2003: $88 million) was used to acquire Telstra Entity shares over which certain senior executives are granted options. The interest rate applicable to the loan balance at fiscal 2004 is 4.0% (2003: 2.5%). Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Loans to employees

We have two employee shares schemes, being TESOP97 and TESOP99. At the commencement of the scheme, loans were advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. During fiscal 2004, $24 million (2003: $32 million) of the loans under TESOP97 and TESOP99 was repaid. At 30 June 2004, the outstanding loan balance for both schemes was $174 million (2003: $198 million). Refer to note 19 for further information.

Directors of controlled entities

Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions and are trivial and domestic in nature.

Loans to directors of controlled entities

Certain employees of the Telstra Group who were eligible to participate in TESOP99 and TESOP97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP99 and TESOP97. During fiscal 2004, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $22,020.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Other related entity disclosures (continued)

Loans to directors of controlled entities (continued)

There were no new loans issued during fiscal 2004. Loan repayments of $15,709 (2003: $45,078) were made during the current fiscal year. For TESOP99 shares, directors that have resigned from the company, continue to be the beneficial owner of the shares. The balance of the director loans outstanding at 30 June 2004 was $185,277 (2003: $211,046). All controlled entity directors listed below made loan repayments during fiscal 2004 and 2003:

R Baxter	J Hibbard	D Pitt
K Benson	H Kelly	J Price
B Beros	D Kirton	M Robey
H Bradlow	D Koroneos	M Rocca
T Bundrock	P Law	J Rolland
J Burke	S Lee	C Rowles
C Cameron	A Lockwood	L Saly
A Cherubin	P McConnell	H Sawczak
T Crossley	G Moriarty	B Scales
C Davis	C Nanavati	G Shepherd
A Day	G Nicholson	D Simmonds
A Dix	J Paitaridis	R Simpson
W Donaldson	T Pearson	P Wallis
G Embleton	N Peckham	P Whorlow
L Etienne	P Pickering	K Wijeyewardene
B Grisdale	B Pilbeam	G Willis
P Hastings	B Pineau	L Wood

There were nil directors (2003:5) who repaid their TESOP97 loan in full during the year. In 2003, the directors who repaid their loan in full were C Cameron, G Moriarty, B Pineau, M Robey and G Shepherd. There were also nil directors (2003: 2) who repaid their TESOP99 loans in full. In fiscal 2003, the directors who repaid their loan in full were G Moriarty and G Shepherd.

Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super)

Telstra Super owns shares in Telstra Corporation Limited. We own 100% of the equity of Telstra Super Pty Ltd, the trustee for Telstra Super. As at 30 June 2004, Telstra Super owned 15,176,724 (2003: 9,975,761) shares at a cost of $71 million (2003: $46 million) and a market value of $76 million (2003: $44 million). In fiscal 2004, we paid dividends to Telstra Super of $2 million (2003: $3 million). In addition, Telstra Super holds bonds issued by Telstra Corporation Limited. As at 30 June 2004, Telstra Super holds bonds with a cost of $13 million (2003: $8 million) and a market value of $12 million (2003: $8 million). All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

28. Events after balance date

We are not aware of any matter or circumstance that has occurred since 30 June 2004 that, in our opinion, has significantly affected or may significantly affect in future years:

•	our operations;

•	the results of those operations; or

•	the state of our affairs;

other than:

Dividend declaration

On 12 August 2004, we declared a fully franked final ordinary dividend of 13 cents per ordinary share, payable on 29 October 2004 to those shareholders on record at 24 September 2004. A provision for dividend payable has been raised as at the date of declaration, amounting to $1,642 million. The financial effect of the dividend declaration was not brought to account as at 30 June 2004.

Company acquisition

On 19 July 2004, we finalised the acquisition of 100% of the issued share capital of KAZ Group Limited and its controlled entities (the KAZ Group). We paid 40c per share via a Scheme of Arrangement, resulting in the payment of cash consideration of $333 million.

The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. It operates mainly in Australia but also conducts business in the United States and Asia.

The financial effects of the acquisition of the KAZ Group were not brought to account as at 30 June 2004. The operating results and assets and liabilities of the KAZ Group will be consolidated into our statement of financial performance and statement of financial position from 19 July 2004. No provision for restructuring has been raised on acquisition.

Special dividend and share buy-back

On 12 August 2004, we disclosed the intention to pay a fully franked special dividend of 6 cents per share (approximately $750 million), as part of the interim dividend in fiscal 2005, and the intention to undertake an off-market share buy-back to a maximum of $750 million, which is expected to be completed in the first half of fiscal 2005. The proposed special dividend and share buy-back are in accordance with our capital management program and intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend and share buy-back will be reflected in the financial statements in fiscal 2005.

Third generation (3G) network sharing arrangement

On 4 August 2004, we announced the signing of a Heads of Agreement to establish a 50/50 joint venture with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network and fund future network development.

The arrangement is subject to due diligence by us, consent from the Australian Competition and Consumer Commission and final approval of the arrangement by the Boards of both companies.

Under the Heads of Agreement, the H3GA radio access network is proposed to become the core asset of the joint venture. In return for 50% ownership of the asset, it is proposed that we will pay H3GA $450 million under a fixed payment schedule in four instalments beginning in November 2004.

The financial effect of the arrangement was not brought to account as at 30 June 2004.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures

We undertake transactions in a range of financial instruments which can be classified as either primary (physical instruments) or secondary instruments (derivative instruments).

Our primary instruments include:

•	cash assets;

•	receivables;

•	payables;

•	bank deposits;

•	bills of exchange and commercial paper;

•	listed investments and investments in other corporations; and

•	various forms of borrowings, both receivable and payable.

These primary financial instruments enable us to achieve company objectives through facilitating our ongoing operating activities and ensuring that all entities within the Telstra Group remain solvent at all times.

Secondary instruments, or derivative instruments, create an obligation or right that effectively transfers one or more of the risks associated with an underlying primary financial instrument. We use derivatives to manage our exposure within levels considered acceptable to the group as determined by guidelines and policies approved by our Board of Directors. Instruments that we use to achieve this include:

•	forward foreign currency contracts;

•	cross currency swaps; and

•	interest rate swaps.

Primary instruments create underlying exposures for the group. The main risks associated with these instruments include:

•	interest rate risk;

•	foreign currency risk;

•	credit risk; and

•	liquidity risk.

Interest rate risk refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Our interest rate risk arises from the interest bearing financial assets and liabilities that we use, whether the primary instrument has a fixed or variable rate attached. We monitor this risk on our net debt portfolio which includes our financial liabilities less matching short term financial assets. We manage interest rate risk by:

•	controlling the settings of the group financial position to target levels of fixed and variable interest proportions of the net debt portfolio; and

•	ensuring access to diverse sources of funding, minimising risks of refinancing.

We use suitable derivative instruments as part of the management of this risk.

Foreign currency risk refers to the risk that the value of a financial commitment or investment will fluctuate due to changes in foreign currency exchange rates. Our foreign currency risk arises due to:

•	firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;

•	purchase commitments priced in foreign currencies;

•	investments denominated in foreign currencies; and

•	a portion of our borrowings denominated in foreign currencies.

We manage this risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where financial commitments are effectively denominated in foreign currencies and do not form part of a natural hedging position, we manage exposure to rate movements through the use of derivative instruments.

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our statement of financial position. To help manage this risk:

•	we have a policy for establishing credit limits for the entities we deal with;

•	we may require collateral where appropriate; and

•	we minimise exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•	we will not have sufficient funds to settle a transaction on the due date;

•	we will be forced to sell financial assets at a value which is less than what they are worth; or

•	we may be unable to settle or recover a financial asset at all.

To help reduce these risks we:

•	have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;

•	have readily accessible standby facilities and other funding arrangements in place; and

•	generally use instruments that are tradeable in highly liquid markets.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

After we have minimised the initial potential risk associated with entering into a primary financial instrument, any remaining risk is then hedged through the use of derivative instruments within guidelines approved by our Board of Directors. These instruments enable us to minimise our exposure to:

•	interest rate risk;

•	foreign currency risk; and/or

•	other market risk.

After hedging risk through derivatives, the remaining potential for gain or loss is managed. This is due to the gains or losses on the underlying physical transactions being offset by the gains or losses on the related derivative instrument. Hedging activities also enable us to minimise the volatility of our cash flows due to changes in interest rates and foreign currency exchange rates.

We do not speculatively trade in derivative instruments. All our derivative transactions are entered into to hedge the risks relating to underlying physical transactions.

To hedge our interest rate risk, we mainly use interest rate swaps and cross currency swaps. Our interest rate risk is calculated on our net debt portfolio, which includes both physical borrowings such as bonds and commercial paper and associated derivative instruments. We manage our net debt in accordance with set targeted interest rate profiles and debt maturity profiles.

To hedge our foreign currency risk, we predominantly use cross currency swaps and forward foreign currency contracts.

Our currency risk arising from translation of foreign currency borrowings and investments is determined by reference to the underlying primary instrument. In relation to borrowings, we effectively remove the currency risk by fully converting them to Australian dollar borrowings at drawdown by applying cross currency swaps, unless a natural hedge position exists. In relation to investments, we hedge using borrowings in the same currency and with the same interest rate characteristics where appropriate. We also enter into forward foreign currency contracts on anticipated future transactions in order to reduce our risk to a level considered acceptable by the company.

Foreign currency risk on transactions (i.e. excluding translation risks) is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

Foreign currency risk also arises on translation of the financial reports of our non-Australian controlled entities. Our significant non-Australian controlled entities operate independently from us both financially and operationally. As a result, the majority of the foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. Where hedging of this risk is undertaken, we prefer to use foreign currency borrowings to provide a natural hedge position. Where this is not an option, other derivative instruments are used (e.g. forward foreign currency contracts).

We enter into, and hedge transactions in the following significant foreign currencies:

•	United States dollars;

•	British pounds sterling;

•	New Zealand dollars;

•	Euro;

•	Swiss francs;

•	Hong Kong dollars; and

•	Japanese yen.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk

Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2004 are shown in Table A below. This information includes all financial instruments both recognised and unrecognised in the statement of financial position. The information as at 30 June 2003 is shown in Table B.

Table A

			Telstra Group
			As at 30 June 2004
				Interest rate
			Weighted
			average		Fixed due dates			Non
			effective					interest
			interest rate	Floating	1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (c)
			%	$m	$m	$m	$m	$m	$m	Note
Financial assets
Cash assets	(a	)	4.81	538	—	—	—	149	687	8
Trade debtors and accrued revenue			—	—	—	—	—	3,306	3,306	9
Share loan to employees			—	—	—	—	—	174	174	9
Other receivables	(a	)	4.00	—	—	—	65	189	254	9
Loans to joint ventures entities and associated entities	(a	)	—	—	—	—	—	—	—	9
Cross currency swaps	(a	)	—	(1,789)	342	1,877	(24)	—	406	9
Investments	(b	)	—	—	—	—	—	80	80	11
PCCW converting note	(a	)	5.00	—	85	—	—	—	85	14

Total financial assets/(liabilities) as at 30 June 2004				(1,251)	427	1,877	41	3,898	4,992

Financial liabilities
Trade creditors and accrued expenditure			—	—	—	—	—	2,119	2,119	15
Other creditors			—	—	—	—	—	268	268	15
Loan from joint venture entity	(a	)	4.70	—	1	—	—	—	1	16
Bills of exchange and commercial paper	(a	)	5.21	869	—	—	—	—	869	16
Telstra bonds	(a	)	8.44	—	273	1,011	1,125	—	2,409	16
Other loans	(a	)	5.90	—	2,096	2,482	3,976	—	8,554	16
Cross currency swaps	(a	)	—	589	—	(151)	(28)	—	410	16
Finance lease liabilities	(a	)	6.47	—	7	9	1	—	17	16
Interest rate swaps	(a	)	—	1,039	(574)	1,045	(1,510)	—	—

Total financial liabilities as at 30 June 2004				2,497	1,803	4,396	3,564	2,387	14,647

Net financial assets/(liabilities) as at 30 June 2004				(3,748)	(1,376)	(2,519)	(3,523)	1,511	(9,655)

(a) The effective yield (effective interest rate) on our net debt at 30 June 2004 was 7.74%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk (continued)

Table B

			Telstra Group
			As at 30 June 2003
			Weighted	Interest rate
			average
			effective		Fixed due dates			Non
			interest					interest
			rate	Floating	1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (c)
			%	$m	$m	$m	$m	$m	$m	Note
Financial assets
Cash assets	(a	)	4.48	1,101	—	—	—	199	1,300	8
Trade debtors and accrued revenue			—	—	—	—	—	3,305	3,305	9
Share loan to employees			—	—	—	—	—	198	198	9
Other receivables	(a	)	2.50	—	—	—	88	346	434	9
Loans to joint ventures entities and associated entities	(a	)	5.23	—	33	29	—	—	62	9
Cross currency swaps	(a	)	—	(1,892)	10	2,192	(27)	—	283	9
Investments	(b	)	—	—	—	—	—	96	96	11
PCCW converting note	(a	)	5.00	—	—	83	—	—	83	14

Total financial assets/(liabilities) as at 30 June 2003				(791)	43	2,304	61	4,144	5,761

Financial liabilities
Trade creditors and accrued expenditure			—	—	—	—	—	2,275	2,275	15
Other creditors			—	—	—	—	—	301	301	15
Loan from joint venture entity	(a	)	4.70	—	1	—	—	—	1	16
Bills of exchange and commercial paper	(a	)	3.22	643	—	—	—	—	643	16
Telstra bonds	(a	)	8.19	—	210	784	1,619	—	2,613	16
Other loans	(a	)	5.65	—	449	4,409	3,994	—	8,852	16
Cross currency swaps	(a	)	—	593	—	(148)	(19)	—	426	16
Finance lease liabilities	(a	)	7.55	—	18	2	—	—	20	16
Interest rate swaps	(a	)	—	2,222	230	(149)	(2,303)	—	—

Total financial liabilities as at 30 June 2003				3,458	908	4,898	3,291	2,576	15,131

Net financial assets/(liabilities) as at 30 June 2003				(4,249)	(865)	(2,594)	(3,230)	1,568	(9,370)

(a) The effective yield (effective interest rate) on our net debt at 30 June 2003 was 7.45%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Credit risk

Credit risk associated with the statement of financial position

The recorded amounts of financial assets included in the consolidated statement of financial position, net of any applicable provisions for loss, represent our maximum exposure due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis. Accordingly, our maximum credit risk exposure amounts to $4,992 million (2003: $5,761 million).

We have credit risk exposure to an individual contracting entity through a converting note we hold in PCCW Limited (PCCW). Our maximum credit risk exposure relating to this transaction amounts to $85 million (2003: $83 million) (refer to note 14 for further information).

Outside of the above transaction, we do not have any other significant operating exposure to any individual contracting entity.

Overall credit risk

The major concentrations of credit risk for the group arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of institution. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure (which includes a time based volatility allowance (VAR)) by country of institution is included in Table C below.

Table C

	Telstra Group
	Credit risk concentrations (VAR based)
	As at 30 June
	2004		2003
	%	$m	%	$m
Australia	27	1,811	30	2,232
United States	53	3,663	51	3,876
Japan	—	17	—	16
Europe	11	770	9	680
United Kingdom	4	257	3	237
Canada	2	152	2	148
Switzerland	2	134	4	313
Other	1	63	1	69

	100	6,867	100	7,571

Net fair value of our financial assets and financial liabilities

Apart from those items referred to below, our financial assets and financial liabilities recorded in the statement of financial position approximate net fair value.

Table D

	Telstra Group
	Carrying amount		Net fair value
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Not readily traded
Financial assets
Employee share ownership plan loans (a)	174	198	150	161
Converting note issued by PCCW	85	83	85	85

Traded on organised markets
Financial assets
Listed investments	15	32	71	89

Financial liabilities
Telstra bonds	2,457	2,663	2,621	2,990
Other loans	8,647	8,957	9,159	9,707

	11,104	11,620	11,780	12,697

(a) Share loans to employees represent amounts receivable from employees under the Telstra Employee Share Ownership Plan (TESOP97) and the Telstra Employee Share Ownership Plan II (TESOP99). Refer to note 19 for details regarding the share plans. The loan balance has not been written down to net fair value as the loan is considered fully recoverable over the period of the employee share schemes.

Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value. This includes items such as bank deposits, trade debtors, payables, bills of exchange and commercial paper.

The net fair values of other financial assets and financial liabilities (apart from our listed investments) are determined through reference to discounted cash flows, current risk adjusted market interest rates and any rights specific to each instrument or group of instruments. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Net fair value of our financial assets and financial liabilities (continued)

Net fair values of interest rate swaps, cross currency swaps and forward foreign currency contracts are calculated at prices based on amounts quoted on Reuters to close out existing contracts (both favourable and unfavourable).

The net fair value of our derivative instruments is included in the following discussion on derivatives.

Other information on our primary financial instruments

Until 28 June 2002, we held a US$750 million convertible note issued by PCCW. On this date, PCCW redeemed the note in full and the fair value of the redemption was applied to acquire PCCW’s 40% interest in Telstra CSL Limited and to subscribe to a new US$190 million mandatorily converting secured note. We valued the original note on a yield to maturity basis which resulted in a $96 million expense recorded in our statement of financial performance in fiscal 2002. Also included in interest expense for fiscal 2002, was $66 million relating to a mark to market adjustment for interest rate swaps taken out over the convertible note where the underlying exposure was no longer present.

On 25 April 2003, the converting note was partially redeemed by PCCW as part of our entry into a capacity prepayment arrangement with our 50% owned joint venture, Reach Ltd. The remaining converting note at the time of entry into this arrangement was US$54 million (A$87 million). Refer to note 9 and note 14 for additional information. There has been no change to the terms and face value of this instrument in 2004 and it is due for maturity on 30 June 2005.

Additional information about our derivative instruments

As indicated, we enter into contracts for derivative instruments to hedge risks relating to underlying transactions. The following information provides further details on terms and conditions relating to those derivative instruments. To appropriately assess our exposure to risk, these secondary instruments should be viewed in the context of the underlying transactions and balances being hedged. As a result, net market values and other data should not be assessed on their own.

Our major exposure to interest rate risk and foreign currency risk arises from our loans and borrowings. It is our policy to hedge the interest rate exposure on our debt portfolio to adjust the ratio of fixed interest debt to variable interest debt, as required by our debt management policy. We also hedge currency exposure on our foreign currency loans and borrowings remaining after considering any natural hedging positions. We mainly use cross currency swaps, interest rate swaps, and forward foreign currency contracts to achieve this position.

The terms and conditions in relation to interest rate and maturity of the cross currency swaps are similar to the terms and conditions of the underlying hedged borrowings in note 16.

The due dates of interest rate swaps match the due dates of the underlying debt within the requirements of our debt management policy. Net interest receipts and payments are recognised as an adjustment to borrowing costs.

At 30 June 2004 and 2003, the Australian dollar interest rates applicable to our derivatives varied as shown in Table E below.

Table E

	Telstra Group
	Interest rate variations
	As at 30 June
	2004	2003
Cross currency swaps
Fixed	7.05%	from 7.05% to 7.87%
Variable	from 5.45% to 6.94%	from 4.60% to 6.14%
Interest rate swaps
Fixed	from 5.27% to 10.14%	from 5.25% to 10.11%
Variable	from 5.48% to 5.94%	from 4.42% to 5.21%

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.

The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table F following.

The gross notional principal amounts of our interest rate swaps are $12,884 million (2003: $11,551 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the net notional principal amount taking into account our offsetting positions. Gross positions have also been modified over time as volumes and positions have changed.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

Table F

	Telstra Group
	Net notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
	As at 30 June
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Interest rate swaps with floating interest rates
- Less than one year receivable/(payable)	574	(230)	39	(4)	—	(2)
- One to five years receivable/(payable)	(1,045)	149	(74)	(71)	(5)	(8)
- Greater than five years receivable/(payable)	1,510	2,303	227	319	30	31

	1,039	2,222	192	244	25	21

(a) At 30 June 2004 and 30 June 2003, we had a net interest rate swap position of pay fixed. This means that on a net basis we receive interest on the interest rate swap at variable rates and pay interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is managed.

(b) The net fair value represents the market value of both the fixed and floating components of our interest rate swaps.

(c) The carrying amount represents the accrued interest payable on interest rate swaps which is included in current payables.

The maturity profile, notional principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table G below.

Table G

	Telstra Group
	Notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
	As at 30 June
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Cross currency swaps
- Less that one year	1,927	440	171	8	167	7
- One to five years	2,212	4,024	161	348	54	172
- Greater than five years	4,172	4,287	(253)	(477)	(212)	(308)

	8,311	8,751	79	(121)	9	(129)

(a) The notional principal amount represents the face value of the payable leg of our swaps we have entered into, denominated in Australian dollars.

(b) The net fair value represents the market value of our outstanding cross currency swaps.

(c) The carrying amount represents the net principal which is recorded in interest bearing liabilities, current receivables and non current receivables and accrued interest which is recorded in current receivables.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

We also have exposure to foreign currency risk through our ongoing business activities where we have purchase or settlement commitments in foreign currencies. This includes equipment and material purchases or other currency conversion exposures on ongoing receivables and payables, excluding loan and borrowing balances. In addition, we have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited. This risk is created by the translation of the net assets of these entities from their operating currency to Australian dollars. Our exposures before and after hedging are detailed in Table H below:

Table H

	Telstra Group
	Exposure		Exposure
	before hedging		after hedging
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Net anticipated future transactions (amounts payable)	(176)	(273)	(82)	(139)
Net transaction exposure (on amounts payable recorded in the statement of financial position)	(40)	(176)	(23)	(79)
Translation exposure (offshore investments)	2,301	1,802	763	1,065

	2,085	1,353	658	847

The maturity dates of the anticipated future transactions are as follows:
Less than one year	(176)	(264)
One to five years	—	(9)

	(176)	(273)

Our hedging policy provides effective hedging for all our foreign currency exchange exposures within levels considered acceptable to the company.

Details of forward foreign currency contracts we have entered into to hedge our trading activities are combined with forward foreign currency contracts entered into to hedge our loans and borrowings in Table I below. Details include net Australian dollar amounts receivable/(payable), settlement dates and average contractual forward exchange rates.

Table I

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
United States dollars
- less than three months, at rates averaging United States dollars $0.6951 (2003: US$0.5465)	(388)	6
- 3 to 12 months, at rates averaging United States dollars $0.7369 (2003: US$0.6112)	105	97
- 12 to 18 months, at rates averaging United States dollars $0.6046 (2003: US$0.6046)	8	5
- over 18 months, at rates averaging United States dollars $0.6135 (2003: US$0.6716)	19	16

	(256)	124

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

Table I (continued)

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
British pounds sterling
- less than three months, at rates averaging British pounds sterling nil (2003: British pounds sterling 0.3560)	—	1
-3 to 12 months, at rates averaging British pounds sterling 0.4181 (2003: British pounds sterling nil)	7	—

	7	1

Euro
- less than three months, at rates averaging Euro nil (2003: Euro 0.5430)	—	3

New Zealand dollars
- less than three months, at rates averaging New Zealand dollars $1.1679 (2003: New Zealand dollars $1.1465)	(130)	(148)

Hong Kong dollars
- less than three months, at rates averaging Hong Kong dollars $4.8184 (2003: Hong Kong dollars $4.4593)	(126)	(255)

Our offshore controlled entities have also entered into the following Australian dollar forward foreign currency contracts:
- less than three months, at rates averaging Australian dollars $0.8905 (2003: Australian dollars $0.8764)	2	(1)
- 3 to 12 months, at rates averaging Australian dollars $0.8748 (2003: Australian dollars $0.9702)	4	(4)

	6	(5)

The net fair value of forward foreign currency contracts at 30 June 2004 is a $1 million gain (2003: $22 million gain).

For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

In addition to the credit risk on our primary financial instruments, we also have exposure on our derivative instruments. The values shown in Table J include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table J are different from those shown in the net fair value amounts in Tables F and G as these show the net fair value after netting favourable against unfavourable transactions. Table J only shows the favourable transactions.

Table J

	Telstra Group
	Net fair value
	As at 30 June
	2004	2003
	$m	$m
Interest rate swaps	348	623
Cross currency swaps	526	431
Forward foreign currency contracts	24	50

	898	1,104

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures

Reconciliations to financial reports prepared using USGAAP

Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). AGAAP has significant differences from the accounting principles generally accepted in the United States (USGAAP). The significant differences between AGAAP and USGAAP are presented throughout note 30. Additionally, where there is no conflict with AGAAP requirements we have incorporated some of the additional USGAAP requirements throughout the AGAAP financial statements.

			Telstra Group
			Year ended 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
Reconciliation of net income to USGAAP
AGAAP net income reported in statement of financial performance			4,118	2,882	3,429	3,661
Adjustments required to agree with USGAAP
Property, plant and equipment	30	(a)	(86)	(60)	(323)	(204)
Retirement benefit (expense)/gain	30	(f)	(3,965)	(2,775)	130	472
Mobile phone subsidies	30	(i)	—	—	—	30
Income tax benefit/(expense)	30	(j)	1,228	860	164	(59)
Employee compensation expense	30	(k)	—	—	—	(41)
Redundancy and restructuring provision — fiscal 2000 reversal	30	(l)	—	—	—	(94)
Derivative financial instruments and hedging activities	30	(m)	264	185	(420)	(17)
PCCW converting note	30	(m)	(2)	(1)	12	198
Equity accounting and write down adjustments for Reach Ltd (Reach)	30	(o)	(264)	(185)	665	36
Consolidation adjustment for Telstra CSL Limited (CSL)	30	(p)	—	—	—	(13)
Fair value / general reserve adjustments	30	(q)	(35)	(25)	9	(19)
Goodwill and other intangible asset adjustments	30	(r)	122	85	(216)	(52)
Consolidation of variable interest entities	30	(s)	1	1	—	—

Net income per USGAAP			1,381	967	3,450	3,898

Statement of financial performance measured and classified per USGAAP
Operating revenue (i)			20,737	14,516	20,495	20,196
Operating expenses:
Labour (viii)			7,183	5,029	3,074	2,862
Goods and services purchased (v)			2,924	2,047	3,236	3,613
Depreciation and amortisation			3,609	2,526	3,532	3,536
Other operating expenses			4,756	3,329	4,337	4,072

Total operating expenses			18,472	12,931	14,179	14,083

Operating income			2,265	1,585	6,316	6,113
Net interest expense (ii)			(715)	(500)	(823)	(851)
Dividend income	2		1	1	1	1
Share of net losses of joint venture entities and associated entities			(253)	(178)	(114)	(41)
Other income/(expense) (iii)			671	470	(297)	537

Net income before income tax expense and minority interests			1,969	1,378	5,083	5,759
Income tax expense	30	(j)	593	415	1,359	1,859

Net income before minority interests and cumulative effect adjustments			1,376	963	3,724	3,900
Minority interests			1	1	35	(2)

Net income before cumulative effect adjustments			1,377	964	3,759	3,898
Cumulative effect of changes in accounting principles, net of tax	30(r),30	(s)	4	3	(309)	—

Net income per USGAAP			1,381	967	3,450	3,898

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			Year ended 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
Reconciliation of certain statement of financial performance components
In order to present the statement of financial performance according to USGAAP, the following components have been reconciled from AGAAP to USGAAP:
Revenue from ordinary activities per AGAAP	2		21,280	14,896	21,616	20,802
Less:
Dividend income	2		1	1	1	1
Revenue from the sale of non current assets	2		330	231	859	302
Other revenue per AGAAP (iv)	2		212	148	261	303

(i) Operating revenue per USGAAP			20,737	14,516	20,495	20,196

Net borrowing costs per AGAAP			(712)	(498)	(795)	(770)
Additional derivative financial instruments and hedging expenses			—	—	(15)	(20)
Interest income on Reach capacity prepayment			4	3	2	—
PCCW converting note interest revenue reversal			(4)	(3)	(15)	(61)
Elimination of interest income from employee share plan trusts			(3)	(2)	—	—

(ii) Net interest expense per USGAAP			(715)	(500)	(823)	(851)

(iv) Other revenue per AGAAP	2		212	148	261	303
AGAAP Net profit/(loss) on sale of:
- property, plant and equipment	3	(a)	40	28	173	(4)
- investments in controlled entities	3	(a)	—	—	5	3
- investments in joint venture entities	3	(a)	—	—	3	—
- investments in associated entities	3	(a)	170	119	9	—
- investments in listed securities and other corporations	3	(a)	8	6	(2)	(5)
- patents, trademarks and licences	3	(a)	—	—	—	1
- businesses	3	(a)	—	—	10	—
USGAAP net profit/(loss) on sale of non current assets			(26)	(18)	48	(7)
USGAAP write down of Reach investment	30	(o)	—	—	(203)	—
USGAAP impairment of CSL goodwill	30	(r)	—	—	(85)	—
USGAAP reversal of gain on sale/leaseback and subsequent amortisation	30	(a)	18	13	(162)	—
Derivative financial instruments and hedging activities			265	186	(404)	4
PCCW converting note			2	1	27	259
Net foreign currency translation (losses)/gains			(18)	(13)	23	(17)

(iii) Other income/(expense)per USGAAP			671	470	(297)	537

(v) Cost of sales includes both direct and indirect costs involved in the sale of the company’s goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, we do not report our costs according to this description and classify all of our expenses according to the nature of the expense, referred to as “goods and services purchased” in relation to the sale of goods and services. Goods and services purchased mainly comprises:

•	Network service capacity from external communication service providers;

•	Mobile handsets sold to customers;

•	Cost of goods sold (other than mobile handsets); and

•	Directory paper costs.

Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			Year ended 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
USGAAP Earnings per share
Net income per USGAAP			1,381	967	3,450	3,898
			¢	US¢	¢	¢

Basic earnings per share before cumulative effect of change in accounting principles			10.9	7.6	29.4	30.5
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	30(p),30	(r)	—	—	(2.4)	—
Consolidation of variable interest entities	30	(s)	—	—	—	—

Basic earnings per share per USGAAP (cents) (viii)			10.9	7.6	27.0	30.5

Dilutive earnings per share before cumulative effect of change in accounting principles			10.9	7.6	29.3	30.4
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	30(p),30	(r)	—	—	(2.4)	—
Consolidation of variable interest entities	30	(s)	—	—	—	—

Diluted earnings per share per USGAAP (cents) (viii)			10.9	7.6	26.9	30.4

			Number (in millions)
Weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations (vi)			12,636	12,636	12,793	12,783
Effect of dilutive employee share options (vii)			38	38	36	44

Weighted average number of potential ordinary shares and common share equivalents used for diluted earnings per share calculations			12,674	12,674	12,829	12,827

(vi) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations			Number (in millions)
Number of shares used for AGAAP earnings per share calculations	6		12,723	12,723	12,867	12,867
Adjusted for:
- weighted average TESOP97 and TESOP99 options outstanding during the year	30	(k)	(66)	(66)	(74)	(84)
- stock held by employee share plan trusts	30	(s)	(21)	(21)	—	—

Number of shares used for USGAAP basic earnings per share calculations			12,636	12,636	12,793	12,783

(vii) In fiscal 2004, only the TESOP97 options and the deferred share options are dilutive to dilutive earnings per share per USGAAP. In fiscal 2003 and 2002 only the TESOP97 options were dilutive to dilutive earnings per share per USGAAP. Refer to note 30(k) for further information regarding the impact of the options, restricted share options, performance right options and TESOP99 options on the earnings per share calculation.

(viii) Labour expense in fiscal 2004 includes the additional expense recognised on the settlement of the CSS defined benefit fund ($3,870 million). This has impacted net income per USGAAP and the calculation of basic and diluted earnings per share per USGAAP. Refer to note 30(f) for further information.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			As at 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
Reconciliation of shareholders’ equity to USGAAP
AGAAP shareholders’ equity per statement of financial position			15,361	10,753	15,422	14,106
Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	30	(a)	10	7	96	419
Listed investments (available-for-sale securities)	30	(b)	56	39	57	103
Dividend payable	7,17,30	(c)	—	—	—	1,415
Minority interests	30	(d)	(2)	(1)	(2)	2
Retirement benefits	30	(f)	253	177	4,217	4,087
Income tax	30	(j)	144	101	(1,031)	(1,293)
Employee share loans	30	(k)	(174)	(122)	(198)	(230)
Derivative financial instruments and hedging activities	30	(m)	(274)	(192)	(538)	(133)
PCCW converting note (available-for-sale security)	30	(m)	—	—	2	—
Sale of Global Wholesale Business to Reach Ltd (Reach) - fiscal 2001	30	(n)	(882)	(617)	(882)	(882)
Equity accounting and write down adjustments for Reach Ltd (Reach)	30	(o)	584	409	696	41
Consolidation adjustment for Telstra CSL Limited (CSL)	30	(p)	936	655	936	936
Fair value / general reserve adjustments	30	(q)	(54)	(38)	(54)	(54)
Goodwill and other intangible asset adjustments	30	(r)	(605)	(424)	(696)	(115)
Consolidation of variable interest entities	30	(s)	(62)	(43)	—	—

Shareholders’ equity per USGAAP			15,291	10,704	18,025	18,402

Statement of financial position measured and classified per USGAAP

Current assets
Cash			690	483	1,300	1,070
Accounts receivable, net			3,336	2,335	3,561	4,038
Inventories	10		229	160	260	204
Deferred tax asset	30	(j)	200	140	166	301
Other assets			718	503	578	604

Total current assets			5,173	3,621	5,865	6,217

Non current assets
Receivables			80	56	259	178
Derivative financial instruments			664	465	694	637
Inventories	10		10	7	14	20
Investments - accounted for using the equity method			44	31	161	386
Investments - other non current			221	155	238	545
Property, plant and equipment			46,184	32,329	44,635	43,800
Accumulated depreciation of property, plant and equipment			(23,160)	(16,212)	(21,356)	(19,515)
Goodwill, net			2,273	1,591	2,112	2,800
Other intangible assets, net			1,512	1,058	1,146	1,358
Prepaid pension assets	30	(f)	253	177	4,217	4,087
Other assets			2,326	1,628	2,437	2,206

Total non current assets			30,407	21,285	34,557	36,502

Total assets			35,580	24,906	40,422	42,719

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			As at 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
Statement of financial position measured and classified per USGAAP (continued)
Current liabilities
Payables	15		2,338	1,636	2,525	2,793
Borrowings - short term debt	16		870	609	644	606
Borrowings - long term debt due within one year	16		2,376	1,663	679	1,260
Income tax payable			539	377	660	632
Provisions	17		358	250	353	488
Revenue received in advance			1,113	779	991	1,037

Total current liabilities			7,594	5,314	5,852	6,816

Non current liabilities
Payables			35	25	13	129
Derivative financial instruments			390	273	549	267
Borrowings - long term debt			9,095	6,367	11,580	12,372
Deferred tax liability	30	(j)	1,861	1,303	3,011	3,449
Provisions	17		778	545	814	848
Revenue received in advance			534	374	576	438

Total non current liabilities			12,693	8,887	16,543	17,503

Total liabilities			20,287	14,201	22,395	24,319

Minority interests			2	1	2	(2)

Net assets			15,291	10,704	18,025	18,402

Shareholders’ equity
Contributed equity - 12,628,359,026 shares issued at 30 June 2004 (2003 and 2002: 12,866,600,200 shares) (ix)	18		6,073	4,251	6,433	6,433
Share loan to employees - 62,949,000 shares at 30 June 2004 (2003: 69,160,725 shares; 2002: 78,438,375 shares)	30	(k)	(174)	(122)	(198)	(230)
Stock held by employee share plan trusts - 20,956,641 shares at 30 June 2004	30	(s)	(117)	(82)	—	—
Additional paid in capital from employee share plans	30	(k)	382	268	333	333

Total share capital			6,164	4,315	6,568	6,536

Accumulated other comprehensive loss (reserves) (x)			(435)	(304)	(554)	(27)
Retained earnings			9,562	6,693	12,011	11,893

Total shareholders’ equity			15,291	10,704	18,025	18,402

(ix) Number of shares issued includes shares issued to employees under share loans and shares held by employee share plan trusts. Net balance of shares issued and outstanding at 30 June 2004 is 12,544,453,385 (2003: 12,797,439,475 shares; 2002: 12,788,161,825 shares).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

(x) Accumulated other comprehensive loss (reserves)

Accumulated other comprehensive loss, net of related tax, for USGAAP consists of the following components:

	Telstra Group
	As at 30 June
	2004	2003	2002
	$m	$m	$m
Foreign currency translation reserve	(475)	(644)	(98)
(tax effect)	21	72	17

	(454)	(572)	(81)

Derivative financial instruments	(19)	(22)	(27)
(tax effect)	6	7	9

	(13)	(15)	(18)

Unrealised gain on available-for-sale securities	46	47	103
(tax effect)	(14)	(14)	(31)

	32	33	72

Accumulated other comprehensive loss (net of tax)	(435)	(554)	(27)

Other comprehensive income/(loss) disclosure

Other comprehensive income/(loss) is calculated by totalling movements in shareholders’ equity that are not related to contributions from owners or payments to owners.

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
General reserve	—	—	(4)
Foreign currency translation reserve (after tax)	118	(491)	(254)
Derivative financial instruments (after tax)	2	3	4
Unrealised gain/(loss) on available-for-sale securities (after tax)	4	(50)	(302)
Realised (gain)/loss on sale of available-for-sale securities (after tax) transferred to net income	(5)	11	(3)

USGAAP other comprehensive income/(loss)	119	(527)	(559)

The re-classification out of accumulated other comprehensive income/(loss) to net income was determined on the basis of specific identification.

In fiscal 2004, the proceeds from sales of available-for-sale equity securities were $24 million (2003: $7 million, 2002: $22 million).

The loss recorded as part of other comprehensive income/(loss) in relation to derivative and nonderivative instruments that have been designated as hedges of the foreign currency exposure of our net investments in foreign operations for fiscal 2004 is $24 million (2003: $11 million gain).

Total comprehensive income disclosure

Total comprehensive income is calculated by adding net income and other comprehensive income/(loss).

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
Net income per USGAAP	1,381	3,450	3,898
USGAAP other comprehensive income/(loss)	119	(527)	(559)

USGAAP total comprehensive income	1,500	2,923	3,339

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP

30(a) Property, plant and equipment

Revaluations

Prior to 1 July 2000, AGAAP allowed property, plant and equipment to be revalued upwards. Increases in revalued amounts were recorded in an asset revaluation reserve, unless they reversed a previous revaluation decrease charged to the statement of financial performance. Impairments (decreases) to asset values were recorded in the statement of financial performance, unless they reversed a previous increase still remaining in the asset revaluation reserve.

Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $413 million for fiscal 2004 (2003: $401 million; 2002: $407 million). For fiscal 2004, net adjustments for depreciation and disposals of $12 million expense (2003: $6 million benefit; 2002: $36 million expense) has been included in the reconciliation of net income to USGAAP.

USGAAP Impairment loss reversal - broadband network

In fiscal 1997, under AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2004. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders’ equity to USGAAP and additional depreciation of $26 million was recorded in the reconciliation of net income to USGAAP in fiscal 2004 (2003: $62 million; 2002: $62 million), included in the net adjustments above.

Depreciation expense

Depreciation expense for AGAAP and USGAAP has been calculated using the straight line method of depreciation. Under AGAAP, depreciation expense is based on the recorded amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders’ equity to USGAAP.

Indirect overheads included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996 we recorded overhead costs directly associated with the construction of our communication assets as part of the cost of those assets. We expensed all indirect overhead costs as incurred. From 1 July 1996, indirect overhead costs (as well as direct overhead costs) associated with operations and management personnel directly involved in the construction of our communication assets have been recorded as part of the cost of those assets. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised overheads with a net book value of $441 million (2003: $515 million, 2002: $638 million) have been included in the reconciliation of shareholders’ equity to USGAAP as at 30 June 2004. For fiscal 2004, additional depreciation and disposals of $74 million (2003: $123 million; 2002: $144 million) have been included in the reconciliation of net income to USGAAP.

Borrowing costs included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the asset cost, consistent with USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised interest with a net book value of $126 million (2003: $144 million, 2002: $188 million) have been included in the reconciliation of shareholders’ equity to USGAAP as at 30 June 2004. For fiscal 2004, additional depreciation and disposals of $18 million (2003: $44 million; 2002: $24 million) have been included in the reconciliation of net income to USGAAP.

Sale of property sold as part of a sale and lease back transaction

Under AGAAP, in fiscal 2002 we classified some land and buildings held for sale as other current assets. Under USGAAP, usually assets held for sale should be classified as current assets. However, as these assets were part of a sale and leaseback transaction, the land and buildings remained in property, plant and equipment until the sale was complete. In fiscal 2002, these assets were reclassified, with a net increase to property, plant and equipment of $435 million.

The property held for sale under AGAAP in fiscal 2002 was sold in fiscal 2003. Under AGAAP the net gain was recognised in net income.

Under USGAAP, any gains made on assets as part of a sale and leaseback transaction must be deferred and recognised over the period of the underlying leases. For fiscal 2003, the net gain reversed was $113 million. Of this balance, a net gain of $12 million has been recognised in fiscal 2004 in the reconciliations of net income and shareholders’ equity to USGAAP.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(a) Property, plant and equipment (continued)

Profits/(losses) on the sale of assets

Under AGAAP, proceeds on sale of non current assets are recorded as revenue from ordinary activities - other revenue, and the net book value of assets sold is recorded as other operating expenses, with the net impact representing the profit or loss on sale of non current assets.

For USGAAP, the sale of non current assets is not considered to be an operating activity and as a result the net profit or loss on the sale of non current assets is reclassified to other income below operating income.

AGAAP reported profits or losses on the sale of revalued assets are based on revenue received less revalued net book value. For USGAAP, profits or losses are based on revenue received less historical net book value. Adjustments are made to the reconciliation of net income to USGAAP to record this difference in the profit or loss on sale.

Asset retirement obligations

Asset retirement obligations exist on our general purpose leased buildings and certain mobile tower communication assets that are situated on land held under operating leases. USGAAP requires us to recognise the fair value of these legal obligations as a liability, with the cost capitalised as part of the asset carrying value. Our treatment under AGAAP of these obligations is detailed in note 1.19(c).

We have determined that the difference in our AGAAP and USGAAP accounting policies for these asset retirement obligations is not material to us. Therefore, no adjustment has been made to the USGAAP reconciliation.

30(b) Investments

Investments in joint venture entities and associated entities

For a description of the USGAAP treatment of our investment in Reach, refer to note 30(o).

Equity securities (joint venture entities and associated entities)

Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be adjusted and recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.

Under USGAAP, Statement of Financial Accounting Standards No.115 (SFAS 115) “Accounting for Certain Investments in Debt and Equity Securities,” we are required to account for debt and equity securities based on our intention to hold or sell the securities. Securities classified as held-to-maturity are stated at cost unless there is a decline in fair value that is considered permanent. This reduction is recorded in the statement of financial performance. Securities classified as available-for-sale are recorded at fair value with changes in fair value, other than a permanent reduction, recorded in a separate component of shareholders’ equity (accumulated other comprehensive income) until realised. Realised gains and losses are then recorded in the statement of financial performance.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(b) Investments (continued)

Available-for-sale securities

The following is a summary of our available-for-sale debt and equity securities:

	Telstra Group
	As at 30 June 2004
							Net
				Accrued	Amortised		unrealised
			Principal	interest	cost	Fair value	gain
	Note		$m	$m	$m	$m	$m
Marketable securities included in cash:
Bank bills and promissory notes	8		538	1	539	539	—

Equity securities:
Listed investments	11		15	—	—	71	56

Income tax expense							(17)

							39
Debt securities:
PCCW converting note - US$47 million face value	30	(m)	95	—	—	85	(10)

Income tax benefit							3

							(7)

Total unrealised gain (net of tax) on available-for-sale securities							32

	Telstra Group
	As at 30 June 2003
							Net
				Accrued	Amortised		unrealised
			Principal	interest	cost	Fair value	gain
	Note		$m	$m	$m	$m	$m
Marketable securities included in cash:
Bank bills and promissory notes	8		1,101	3	1,104	1,104	—

Equity securities:
Listed investments	11		32	—	—	89	57

Income tax expense							(17)

							40
Debt securities:
PCCW converting note - US$47 million face value	30	(m)	95	—	—	85	(10)

Income tax benefit							3

							(7)

Total unrealised gain (net of tax) on available-for-sale securities							33

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(c) Dividend payable recognition

In fiscal 2002, under AGAAP, dividends declared after balance date and before approval of the financial reports were recognised as a liability in those financial statements.

Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders’ equity to USGAAP. In fiscal 2003, due to a change in AGAAP, AGAAP is now consistent with USGAAP and this adjustment is no longer required. Refer to note 7 for additional disclosures on dividends.

The dividends per share for USGAAP (including the TESOP97 and TESOP99 options outstanding (refer note 30(k) below) as issued shares) in Australian dollars for the last three years are:

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	¢	¢	¢
Dividends paid per share:
Total dividends paid per share per USGAAP	25.0	26.0	22.0

30(d) Minority interests (defined as outside equity interests per AGAAP)

Under AGAAP, minority interests are included in shareholders’ equity in ‘Outside equity interests’. Under USGAAP, minority interests are disclosed as a separate component of net assets rather than included in shareholders’ equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders’ equity to USGAAP.

30(e) Dealer commissions and bonuses classification

Under AGAAP, dealer commissions and bonuses are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP, they are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, we have reclassified $496 million of dealer commissions and bonuses from goods and services purchased to other operating expenses (2003: $379 million; 2002: $353 million).

30(f) Retirement benefits

Pension costs/benefits (defined as superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.

Under AGAAP, where there has been a shortfall in prior years of the net market value of our defined benefit scheme’s assets when compared to members’ vested entitlements, we have provided for the present value of any shortfall, to the extent that the shortfall represents a present obligation. We do not record a pension asset where scheme assets are greater than members’ vested entitlements.

Under USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions” and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.

We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The transition asset recorded under SFAS 87 is being amortised from 1 July 1992 over 12 years, ending 30 June 2004. Where scheme assets are greater than the present obligations relating to members’ vested entitlements, the difference is recognised as an asset in accordance with USGAAP.

We use the following measurement dates for our defined benefit plans:

Measurement
Date
Telstra Super	30 June
CSS	(i)
HK CSL Retirement Scheme	31 May

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the USGAAP reconciliations. If we had reported our net periodic pension cost/ benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

	Telstra Group
	Year ended 30 June
		2004	2004	2003	2002
	Note	$m	US$m	$m	$m
Net periodic pension cost/(benefit) (all funds combined)
The components of net periodic pension cost for our defined benefit superannuation plans are as follows:
Service cost on benefits earned		351	246	337	333
Interest cost on projected benefit obligation		558	391	657	716
Expected return on assets		(834)	(584)	(1,003)	(1,292)
Expenses and taxation		59	41	74	74
Member contributions for defined benefits		(109)	(76)	(113)	(109)
Amortisation of transition asset		(84)	(59)	(84)	(85)
Amortisation of fund loss		164	115	30	—
Transfers to HK CSL Retirement Scheme (ii)		—	—	6	—
Settlement loss/(gain) (i)		3,865	2,705	(26)	(107)

Net periodic pension cost/(benefit) per USGAAP		3,970	2,779	(122)	(470)

Reverse amount expensed for AGAAP (labour expense)		(5)	(4)	(8)	(2)

Total USGAAP adjustment — retirement benefit expense/(gain)		3,965	2,775	(130)	(472)

We used the following major assumptions to determine net periodic pension cost/(benefit) for the years ended 30 June:
Discount rate		5.00%	5.00%	6.50%	6.00%
Expected rate of increase in future salaries		3.49%	3.49%	4.00%	3.50%
Expected long-term rate of return on assets		7.50%	7.50%	8.50%	8.50%

In order to project the expected long term rate of return on assets, estimates are prepared for the return of each major asset class over the subsequent 10 year period, or longer. Those estimates are based on a combination of factors including the current market outlook for interest rates, inflation, earnings growth and currency strength.

To determine the aggregate return, the expected future return of each asset class is then weighted according to the strategic asset allocation of total plan assets.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
		2004	2004	2003	2002
	Note	$m	US $m	$m	$m
Benefit obligations (all funds combined)
Reconciliation of change in benefit obligation
Projected benefit obligation at beginning of year		10,249	7,174	9,537	9,146
Service cost		351	246	337	333
Interest cost		558	391	657	716
Transfers to HK CSL Retirement Scheme (ii)		—	—	80	—
Member contributions		81	57	122	117
Benefit payments		(971)	(680)	(945)	(902)
Curtailment (gain)/loss		(3)	(2)	9	32
Foreign currency exchange rate changes		(3)	(2)	(12)	—
Settlement of CSS (i)		(3,687)	(2,581)	—	—
Actuarial (gain)/loss		(166)	(116)	464	95

Projected benefit obligation at end of year		6,409	4,487	10,249	9,537

We used the following major assumptions to determine benefit obligations at 30 June:
Discount rate		5.99%	5.99%	5.00%	6.50%
Expected rate of increase in future salaries		3.97%	3.97%	3.49%	4.00%

Accumulated benefit obligation at end of year (all funds combined)		5,032	3,522	8,041	8,111

Plan assets (all funds combined)
Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year		11,546	8,082	12,208	13,502
Actual return on plan assets		1,270	889	53	(544)
Transfers to HK CSL Retirement Scheme (ii)		—	—	74	—
Employer contributions		5	4	8	2
Member contributions for defined benefits		109	76	113	109
Transfers/member contributions for accumulation benefits		81	57	122	117
Benefit payments		(971)	(680)	(945)	(904)
Plan expenses		(15)	(11)	(13)	(13)
Foreign currency exchange rate changes		(2)	(1)	(13)	—
Settlement of CSS (i)		(4,832)	(3,382)	—	—
Contribution tax		(44)	(31)	(61)	(61)

Fair value of plan assets at end of year		7,147	5,003	11,546	12,208

		Target	2004	2003	2002
Our weighted-average asset allocations by asset category at 30 June are as follows:
Equity securities (iii)		74.8%	53.0%	55.0%	63.6%
Debt securities (iii)		13.2%	29.5%	25.4%	17.7%
Property (iii)		10.0%	12.1%	16.8%	15.1%
Other (iii)		2.0%	5.4%	2.8%	3.6%

		100%	100%	100%	100%

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2004	2004	2003	2002
	$ m	US$m	$m	$m
Reconciliation of funded status of plan (all funds combined)
Projected benefit obligation	(6,409)	(4,487)	(10,249)	(9,537)
Plan assets at fair value	7,147	5,003	11,546	12,208

Funded status	738	516	1,297	2,671
Unrecognised net transition asset (iv)	4	3	(79)	(169)
Unrecognised net actuarial (gain)/loss (iv)	(489)	(342)	2,999	1,585

Prepaid pension asset at 30 June	253	177	4,217	4,087

Our defined benefit plans investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and international investment managers who specialise in cash, fixed interest, shares and property. We constantly review our investments and adjust our investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market efficiencies.

Investment goals are to earn the best possible returns within the appropriate strategic level of risk, and maintain the funds financial viability by ensuring plan assets exceed benefit obligations.

Derivatives are used to limit exposure to market fluctuations and are used within appropriate control environments for direct and externally managed investments. Derivatives are not used for speculative purposes.

Expected Cash Flows (all funds combined)

We expect to contribute $4 million to our HK CSL Retirement Scheme in fiscal 2005. Based on the latest actuarial investigation, we do not expect to make any contributions to Telstra Super during fiscal 2005. Refer to note 22 for further information.

The following benefit payments, which reflect expected future service, are expected to be paid.

	Telstra Group
	Year ended 30 June
						2010 -
	2005	2006	2007	2008	2009	2014
	$m	$m	$m	$m	$m	$m
Expected benefit payments	179	189	206	227	260	1,710

(i) On 17 June 2004, the Commonwealth paid Telstra Super $3,125 million as settlement for the previous transfers of CSS members to Telstra Super. As part of the settlement arrangement, the Commonwealth has assumed responsibility for all liabilities in respect of former and current Telstra employees who remain in the CSS. Refer to note 22 for further information.

As we have no further obligations for these CSS members, we have recorded a settlement loss for USGAAP in relation to the CSS of $1,145 million. In addition, we have recognised the previously unrecognised net actuarial loss in relation to the CSS of $2,725 million.

(ii) On 1 December 2002, Hong Kong CSL Limited (HK CSL) established a new scheme known as the HK CSL Retirement Scheme. Previously, HK CSL participated in the Pacific Century CyberWorks (PCCW) Retirement Scheme, the scheme of its previous immediate parent. The assets attributable to HK CSL of the previous scheme were transferred to the HK CSL Retirement Scheme. Refer to note 22 for further details.

(iii) The CSS was a notional fund that did not hold physical managed assets. This notional fund accumulated the same returns as that earned by Telstra Super. As such, for the purposes of disclosing our weighted average asset allocations by asset category, the asset allocations of the CSS for fiscal 2003 and fiscal 2002 have been assumed to be the same as the asset allocations of Telstra Super.

(iv) Settlements recorded in net periodic pension cost/benefit have effected the unrecognised net transition asset and the unrecognised net actuarial (gain)/loss as follows:

(a) unrecognised transition asset; 2004: $nil; 2003: $1 million gain; 2002: $1 million gain.

(b) unrecognised net actuarial gain/loss; 2004: $2,725 million loss; 2003: $26 million gain; fiscal 2002: $110 million gain.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(g) Employee entitlements - Long Service Leave

Our employee entitlement provisions include a liability for long service leave. Refer to note 1.19(a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.

30(h) Enterprise bargaining agreements

Telstra currently has six separate business unit enterprise agreements in operation which provided staff covered by these agreements with a 2% salary increase in July 2003 and another 2% salary increase in January 2004. Further increases are scheduled for July 2004 and January 2005 in accordance with these agreements.

These agreements are due to expire in June 2005. As at 30 June 2004 approximately 57% of full time staff were covered by the Business Unit Enterprise Agreements and the Telstra Shop Agreement.

30(i) Mobile phone subsidies

Under AGAAP, from 1 July 1999, we changed our accounting policy relating to subsidies provided to our customers when they purchase mobile phones. From this date, we deferred the subsidy provided to customers who enter into mobile phone contracts with a length of two years or greater. This policy was considered to be inconsistent with industry practice in the United States and therefore $174 million of costs were expensed under USGAAP in fiscal 2000 and reversed as an expense as the amounts were amortised under AGAAP during fiscal 2001 and fiscal 2002.

Due to changes in industry practice in the United States, this policy is now consistent with USGAAP from fiscal 2001. The amounts recognised in the USGAAP reconciliation of shareholders equity in fiscal 2000 have now been fully reversed in fiscal 2002.

We have adopted EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, from 1 July 2003. EITF 00-21 requires us to account for the sale of mobile phones with subsidies as separate transactions from the mobile phone contracts. We have adopted EITF 00-21 for both our AGAAP and USGAAP financial statements and as such there are no USGAAP adjustments. Refer to note 1.2 and 1.16(b) for further information.

30(j) Income tax

Under AGAAP, timing differences are recorded in the statement of financial position as deferred tax assets and liabilities using the liability method of tax effect accounting. Future income tax benefits relating to tax losses and timing differences are not recorded as an asset unless the benefit is considered virtually certain of being realised.

Under USGAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax bases of assets and liabilities that will reverse during future taxable periods, including tax losses. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax asset, will not be realised. We increase or decrease our deferred tax balances for the income tax effect of accounting differences included in our reconciliations of net income and shareholders’ equity to USGAAP.

AGAAP requires the effect of a change in the income tax rate to be included in the calculation of deferred tax balances when the change has been announced by the Treasurer of the Commonwealth. USGAAP requires the tax rate change to be recognised in the year that the Australian Parliament has approved the legislation and it has received royal assent from the Governor General of Australia (Head of State).

For AGAAP, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the statement of financial position classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the statement of financial position measured and classified per USGAAP.

Under AGAAP and USGAAP we do not create deferred tax assets or liabilities for temporary differences relating to investments where there is no intention of disposing of the investment or where we are incapable of realising any benefit or incurring any obligations due to tax law restrictions.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(j) Income tax (continued)

	Telstra Group
	As at 30 June
	2004	2004	2003	2002
	$m	US$m	$m	$m
Future income tax benefit (deferred tax assets)
Property, plant and equipment	33	23	33	33
Foreign exchange translation, hedge and other finance costs	134	94	238	58
Employee entitlements	297	208	252	331
Revenue received in advance	60	42	49	7
Inventory valuation	9	6	9	—
Provisions	66	46	99	212
Marketable securities	89	62	—	—
Carried forward tax losses	207	145	210	148
Other	211	148	212	110
Valuation allowance	(247)	(173)	(251)	(154)

Total deferred tax assets under USGAAP	859	601	851	745

Deferred income tax (deferred tax liabilities)
Property, plant and equipment	2,351	1,646	2,366	2,521
Foreign exchange translation, hedge and other finance costs	11	8	—	1
Prepaid pension cost	76	53	1,265	1,226
Prepayments	—	—	3	6
Expenditure accruals	82	57	—	69
Marketable securities	—	—	1	27
Other	—	—	61	43

Total deferred tax liabilities under USGAAP	2,520	1,764	3,696	3,893

Net deferred tax liability under USGAAP	(1,661)	(1,163)	(2,845)	(3,148)

Represented by:
AGAAP future income tax benefit - non current	2	1	—	132
AGAAP deferred income tax - non current	(1,807)	(1,265)	(1,814)	(1,987)
USGAAP/AGAAP income tax differences	144	101	(1,031)	(1,293)

Net deferred tax liability under USGAAP	(1,661)	(1,163)	(2,845)	(3,148)

Reported as follows for the USGAAP statement of financial position:
Current deferred tax asset (future income tax benefit)	203	142	169	307
Current deferred tax liability (deferred income tax)	(3)	(2)	(3)	(6)

Net current deferred tax asset (future income tax benefit)	200	140	166	301

Non current deferred tax asset (future income tax benefit)	656	459	682	438
Non current deferred tax liability (deferred income tax)	(2,517)	(1,762)	(3,693)	(3,887)

Net non current deferred tax liability (deferred income tax)	(1,861)	(1,303)	(3,011)	(3,449)

	(1,661)	(1,163)	(2,845)	(3,148)

The components of income tax expense for USGAAP are:
Current tax expense	1,704	1,193	1,567	1,608
Deferred tax expense	(1,077)	(754)	(180)	235
(Over)/under provision in prior year	(34)	(24)	(28)	16

Income tax expense for USGAAP	593	415	1,359	1,859

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(k) Employee share plans and compensation expenses

Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.

Under USGAAP, we have adopted Statement of Financial Accounting Standards No.123 (SFAS 123) “Accounting for Stock Based Compensation,”. Under this method, compensation expense is calculated based on the fair value of options on the grant date and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP97 and TESOP99 in conjunction with non-recourse loans be accounted for as options. The outstanding balance of the loans for TESOP97 and TESOP99 provided to employees is deducted from shareholders’ equity rather than classified as a receivable. In addition options, restricted shares, performance rights and deferred shares issued under the Telstra Growthshare executive compensation scheme are also accounted for as options.

In fiscal 2004, there was no additional compensation expense included in the reconciliation of net income for USGAAP (2003: $nil; 2002: $41 million). A life to date expense of $382 million is recorded as additional paid in capital in total shareholders equity for USGAAP (2003: $333 million; 2002: $333 million). The increase of $49 million in fiscal 2004 relates to the consolidation of the Telstra Growthshare Trust and the recognition of contributions to the trust as additional paid in capital. Refer to note 30(s).

There is no income tax effect on the additional compensation expense for USGAAP as it is a permanent difference (non taxable) for TESOP97, TESOP99 and Growthshare schemes.

TESOP General

Options allocated to employees under the TESOP schemes all vested immediately upon grant and will expire at the earlier of repayment of the loan balance or the termination of employment. Employee compensation expense has been recognised on inception of the TESOP97 scheme (fiscal 1998 and subsequent loyalty share issues) and TESOP99 scheme (fiscal 2000 and subsequent loyalty share issues). Dividends on both TESOP schemes are not recorded as further compensation expense as their forecasted value was included when calculating the initial option valuations.

For fiscal 2004, 2003 and 2002, only the TESOP97 options are dilutive for the USGAAP earnings per share calculation as the exercise price of the TESOP99 options was above the average Telstra share price.

	Telstra Group
	As at 30 June
	2004	2003	2002
	Number	Number	Number
TESOP97
Options outstanding at beginning of year	54,332,125	63,473,375	74,223,125
Options exercised	(6,005,125)	(9,141,250)	(10,749,750)

Options outstanding at end of year	48,327,000	54,332,125	63,473,375

TESOP99
Options outstanding at beginning of year	14,828,600	14,965,500	15,666,400
Options exercised	(206,600)	(136,900)	(700,900)

Options outstanding at end of year	14,622,000	14,828,600	14,965,500

For TESOP97, the weighted average price of the option at 30 June 2004, 30 June 2003 and 30 June 2002 was $1.58.

For TESOP99, the weighted average price of the option at 30 June 2004, 30 June 2003 and 30 June 2002 was $3.53.

Telstra Growthshare General

The Telstra Growthshare options issued under all schemes become vested options when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options, performance right options and deferred share options allocated to employees under all schemes vest when the performance hurdles have been reached or period of service completed.

For USGAAP compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated “option values” for Growthshare options, restricted share options, performance right options and deferred share options. An allowance is made for expected resignations and cancellations when calculating the various option values.

For fiscal 2004, only the deferred share options are considered dilutive for the USGAAP earnings per share calculation. For fiscal 2003 and fiscal 2002, the options, restricted share options, performance right options and deferred share options were not dilutive for earnings per share calculations.

For the details of Telstra Growthshare options granted, lapsed and outstanding, as well as the valuation methodology and assumptions regarding Telstra Growthshare issues, refer to note 19.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(l) Redundancy and restructuring provisions

In fiscal 2000, under AGAAP, we recorded a provision for redundancy and restructuring of $486 million before tax. The amount charged for income tax expense was $175 million with a net amount after tax of $311 million. We satisfied the AGAAP requirements for recording this provision. However, under USGAAP, we did not meet the stricter requirements imposed on us to be able to record the provision. By fiscal 2002, this provision had been fully utilised. Therefore, we reversed the AGAAP provision in the reconciliation of shareholders’ equity to USGAAP for fiscal 2001 and recognised the movement in this provision in fiscal 2002 as an expense in the reconciliation to net income of $94 million.

Redundancy and restructuring disclosures for fiscal 1997 program

The disclosures required by USGAAP for the redundancy and restructuring provision recorded by us are as follows:

In fiscal 1997, we approved a plan to reduce the number of employees by approximately 25,500 to approximately 51,000 employees by 30 June 2000. In June 1998, we also approved a three year plan, to 30 June 2001, which included an additional reduction of approximately 2,000 employees by redundancy. We effected the reduction in employees through a combination of natural attrition and outsourcing (approximately 6,700 employees) and voluntary redundancy offers and involuntary terminations (approximately 20,800 employees). Reductions have occurred primarily in sales and service areas, communication assets, broadband rollout construction areas and field operations and maintenance staff.

The total estimated cost of the fiscal 1997 redundancy program was $1,320 million including estimated severance and award payments of $1,043 million and estimated career and transition costs of $277 million. There has been no reversal of costs no longer required to the statement of financial performance.

Career transition costs include payments to employees who are in the outplacement process and amounts paid to third parties for the outplacement program.

In future periods, the expected number of 22 redundancies and payments of $2 million still remains as a provision balance (2003: $3 million; 2002: $3 million). For fiscal 2002, staff unrelated to the 1997 program were made redundant and their costs were charged as an expense.

	Telstra Group
	As at 30 June
	2004	2003	2002
	Number	Number	Number
Expected redundancies	22	80	80

We have made the following payments which have been charged against the provision for redundancy and restructuring:

	Telstra Group
	As at 30 June
	2004	2003	2002
	$m	$m	$m
Career transition and other employee costs	1	—	1

The fiscal 1997 redundancy and restructuring provision has been substantially utilised as at 30 June 2004. The $2 million provision balance remains due to contractual obligations Telstra has with third parties in relation to outsourcing agreements, superannuation arrangements and surplus leased space.

The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Derivative financial instruments and hedging activities

Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, “Additional financial instruments disclosures.”

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in other income/ expense as part of net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in other income/expense as part of net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.

We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under AGAAP, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.

We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market loss of $1 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2004 (2003: $5 million gain; 2002: $11 million loss). We also recorded an additional adjustment of $3 million, net of tax, in other income per USGAAP to reverse net realised foreign exchange losses capitalised in property, plant and equipment in fiscal 2004 under AGAAP (2003: $1 million gain, 2002: $1 million loss).

We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market gain of $158 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2004 (2003: $128 million loss; 2002: $17 million gain).

We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2004, 2003 and 2002, the ineffective portion of our hedging instruments (inclusive of the time value of money) was taken to other income/expense in the statement of financial performance.

During the year ended 30 June 2003, we reclassified $17 million of losses, net of tax, from accumulated other comprehensive income to other income (2002: $15 million). At 30 June 2003 there were no remaining losses recorded in accumulated other comprehensive income related to the repayment of borrowings that were hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to the adoption of SFAS 133.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Derivative financial instruments and hedging activities (continued)

PCCW Converting Note

As a part of our strategic alliance with PCCW, we purchased a US$750 million convertible note issued by PCCW in February 2001. This convertible note was convertible at our option into PCCW common stock at a conversion price of HK$6.886 per share. This note was redeemed on 28 June 2002 in consideration for the remaining 40% interest in CSL and a new converting note with a face value of US$190 million.

During the year ended 30 June 2003 we redeemed US$143 million of this converting note in return for entering into a capacity prepayment agreement with Reach Limited as discussed in note 30(o).

Under AGAAP, the initial values of the converting notes are recorded at face value in other non-current receivables. The old convertible note was, and the newly issued note will, continue to be carried at the face value, adjusted for accrued interest and any provision for permanent diminution considered necessary. Any foreign exchange gains and losses on translation of the converting note to A$ are recorded in the statement of financial performance in operating expenses.

Our conversion option contained in the original note was classified as an embedded derivative under SFAS 133 as its underlying risk, relating to changes in the value of PCCW common stock, was not clearly and closely related to changes in the underlying risk of the note, namely changes in interest rates. The note portion of the instrument was classified as an available-for-sale security with changes in fair value being recorded in other comprehensive income. The fair value of the option in the original note was written off in full before redemption. We recorded a loss of $10 million in fiscal 2002.

The note is classified as an available-for-sale security and is disclosed in note 30(b).

TelstraClear SFAS 133 adjustments

In November 2001, the underlying debt of TelstraClear was restructured and effectively cancelled and replaced with a new credit facility. The swap contracts were not restructured. As a result, the transition adjustment has been amortised over the maturity schedule of the restructured debt (to June 2002), resulting in amortisation for fiscal 2002 of $3 million.

At June 2002, the change in fair value of the interest rate swap contract of $1 million was recorded as interest income.

30(n) Sale of Global Wholesale Business to Reach Ltd (Reach)

In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred, was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.

Under USGAAP, investments in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received. Where the resultant carrying value is a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions - in this case a $30 million reduction on the CSL goodwill (refer note 30(p)). Also, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.

The total effect of these differences reduces shareholders’ equity under USGAAP by $882 million as at 30 June 2004 (2003: $882 million; 2002: $882 million).

30(o) Equity accounting and write down adjustments for Reach Ltd (Reach)

USGAAP adjustments made on the sale of the Global Wholesale Business to Reach in 30(n) above, will result in ongoing differences in the reconciliations of net income and shareholders’ equity to USGAAP.

Under AGAAP, 50% of the profit after tax was deferred and accounted for in the investment carrying value. The deferred gain was to be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2003, this adjustment was $22 million up to the date of the write down of Reach (refer below) and was reversed for USGAAP (2002: $44 million). Under AGAAP there is no further recognition of this amount due to the write down.

For USGAAP equity accounting, there was a calculation of notional goodwill at inception that was required to be amortised over the life of the investment. This goodwill was determined by comparing the investment carrying value to 50% of the net assets/(liabilities) of Reach. This amount, similar to AGAAP, was not separately recognised in the statement of financial position, however, it was included in the investment carrying amount. This notional goodwill has been written off with the write down of the Reach investment (refer below).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(o) Equity accounting and write down adjustments for Reach Ltd (Reach) (continued)

Write down of Reach investment

As discussed in notes 3 and 24, as at 31 December 2002, we wrote down the entire carrying amount of our investment in Reach. In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, where there is evidence that would indicate a loss in value of an investment that is other than a temporary decline, the loss in value should be recognised. Such factors include, but are not limited to, a current fair value of an investment that is less than its carrying amount and the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

A discounted cash flow model was used to calculate the fair value of our investment in Reach and as a result the carrying amount was written down to zero. For AGAAP, this resulted in a write down of $965 million. However, due to GAAP differences discussed above and in note 30(p), under USGAAP the write down of the investment was $203 million. Therefore, an additional net adjustment of $762 million was recognised in the reconciliations of net income and shareholders equity to USGAAP. Refer to note 3 for further explanation of the write down made under AGAAP.

Other non-participating investments in Reach

Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero.

Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non-participating investments in the equity accounted entity (i.e. preference shares or loans). In fiscal 2003 we ceased equity accounting our Reach investment under AGAAP due to the investment being written down to zero.

In April 2003 we made a capacity prepayment of $230 million (US$143 million) to Reach. This advance accrues interest on a compounding basis at a market reference rate and is to be repaid through the provision of capacity in the future at market prices. This is recorded as a receivable under AGAAP (refer to note 9). Under USGAAP, this amount (including accrued interest) is considered to be a non-participating investment in Reach. As such we have continued to equity account our share of the net assets and losses of Reach under USGAAP as an adjustment to the adjusted basis of this receivable.

During fiscal 2004, our share of equity accounted losses and net assets of Reach exceeded the balance of the capacity prepayment and as such we have ceased equity accounting for Reach under USGAAP. Equity accounting was suspended when our share of losses and net assets reduced the capacity prepayment to zero.

The USGAAP adjustment to recognise our share of equity accounted losses of Reach in fiscal 2004, up to the suspension of equity accounting, is $267 million (2003: $82 million). The adjustment to recognise our share of the accumulated other comprehensive income of Reach in fiscal 2004 is $130 million (2003: $22 million loss; 2002: $12 million loss).

The capacity prepayment balance continues to be recorded as a receivable under AGAAP and is restated at the spot rate at year end. Foreign currency translation differences are recorded in the statement of financial performance. For USGAAP these translation differences have been reversed since the suspension of equity accounting. For fiscal 2004, $17 million of foreign currency gains recorded under AGAAP have been reversed for USGAAP.

During fiscal 2004, we, together with our joint venture partner PCCW, provided a US$311 million loan to Reach. Our share of the loan at 30 June 2004 is $226 million. This loan is considered to be impaired for both AGAAP and USGAAP purposes and has been fully provided for. As the adjusted basis of this loan under USGAAP is zero, we have not continued equity accounting for Reach against this loan.

The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2004 for all of these differences is a decrease of $264 million (2003: $665 million increase; 2002: $36 million increase). The total net adjustment included in the reconciliation of shareholders’ equity to USGAAP is $584 million (2003: $696 million; 2002: $41 million).

30(p) Consolidation adjustment for Telstra CSL Limited (CSL)

There are several adjustments that need to be made for the consolidation of CSL for USGAAP purposes.

For AGAAP, gains/losses on a hedge for the purchase of CSL are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of CSL for AGAAP, have been recognised in net income under USGAAP.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(p) Consolidation adjustment for Telstra CSL Limited (CSL) (continued)

For AGAAP, purchase price allocations in an acquisition accounted for as a business combination are not tax effected. The tax effect of basis differences arising from purchase price allocations (fair value adjustments) will be recognised in net income as those basis differences reverse. For USGAAP, such basis differences are treated as temporary differences and tax-effected as part of the acquisition accounting.

For AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. USGAAP did not allow such a write-off, unless it could be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to CSL, a goodwill write-off was not supportable under USGAAP. Accordingly, the goodwill write-off was reversed and is carried forward as a difference in the reconciliation of shareholders’ equity to USGAAP. This amount was also amortised in fiscal 2002 for USGAAP. For fiscal 2003, $309 million of goodwill was recorded as an impairment loss under USGAAP, based on the transitional goodwill impairment test. Refer to note 30(r) for further information as to the accounting requirements and basis of the impairment.

30(q) Fair Value and General Reserve adjustments

In AGAAP, when we acquire a controlled entity, we are required to restate the net identifiable assets of that controlled entity to fair value. To the extent we have an equity accounted ownership interest in the company prior to consolidation, we are required to recognise our share of the reserve created on consolidation. In USGAAP, this fair value adjustment is offset against goodwill on consolidation. For fiscal 2002, the adjustment to the reconciliation to shareholders equity was $54 million.

In AGAAP, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. In USGAAP, this is treated as a sale of ownership interest and taken to net income. In fiscal 2003, the adjustment to net income was $2 million loss (2002: $19 million loss).

In fiscal 2002, we had a share of a foreign associated entity’s general reserve credit of $2 million. For USGAAP purposes this reserve was transferred to the foreign currency translation reserve. In fiscal 2004 we disposed of the foreign associated entity and, under AGAAP, transferred our share of the entity’s general reserve and foreign currency translation reserve to retained earnings. Under USGAAP, the total amount transferred of $35 million has been adjusted against our profit recorded on the disposal of the entity.

30(r) Goodwill and other intangible asset adjustments

Under USGAAP, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain indicators or triggers arise. Goodwill is tested for impairment at a “reporting unit” level and we have assigned goodwill to reporting units in accordance with the net goodwill balances by legal entity included in note 13.

We completed the initial step of the transitional impairment test within six months of adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), using a discounted cash flow technique to calculate the fair value of the reporting units to identify any impairment in the carrying value of goodwill. As a result we have recorded an impairment loss of $309 million relating to the USGAAP carrying value of goodwill in CSL as a cumulative effect of a change in accounting principle in fiscal 2003.

At 30 June 2003, we identified a further impairment in the USGAAP carrying value of the goodwill in CSL. The fair value of CSL was determined using a discounted cash flow technique. As a result, we have recognised an additional impairment loss of $85 million.

Under AGAAP, goodwill is still amortised over its useful life and we have reversed the goodwill amortised of $125 million for the year ended 30 June 2004 (2003: $178 million) in the reconciliations of net income and shareholders’ equity to USGAAP.

The following table represents adjusted net income per USGAAP and adjusted earnings per share to exclude amortisation expense for goodwill that is no longer amortised:

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
Net income per USGAAP	1,381	3,450	3,898
Goodwill amortisation	—	—	262

Adjusted net income per USGAAP	1,381	3,450	4,160

	¢	¢	¢

Basic earnings per share per USGAAP (cents)	10.9	27.0	30.5
Goodwill amortisation	—	—	2.0

Adjusted basic earnings per share per USGAAP (cents)	10.9	27.0	32.5

Diluted earnings per share per USGAAP (cents)	10.9	26.9	30.4
Goodwill amortisation	—	—	2.0

Adjusted diluted earnings per share per USGAAP (cents)	10.9	26.9	32.4

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(r) Goodwill and other intangible asset adjustments (continued)

The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:

Telstra Group

	Telstra
	Business &	Telstra
	Government	International	Other	Total
	$m	$m	$m	$m
Carrying amount of goodwill (USGAAP) at 30 June 2002	50	2,700	50	2,800
Additional goodwill recognised	—	71	—	71
Impairment losses	—	(394)	—	(394)
Foreign currency translation adjustment	—	(365)	—	(365)

Carrying amount of goodwill (USGAAP) at 30 June 2003	50	2,012	50	2,112
Additional goodwill recognised	23	—	186	209
Foreign currency translation adjustment	2	(50)	—	(48)

Carrying amount of goodwill (USGAAP) at 30 June 2004	75	1,962	236	2,273

Intangible assets subject to amortisation

Our intangible assets still subject to amortisation are brandnames, customer bases, and patents, trademarks and licences. The carrying amount of these intangibles are disclosed in note 13. The following table represents the estimated aggregate amortisation expense for other intangible assets which are still amortised under USGAAP:

Telstra Group

		Year ended 30 June
	2005	2006	2007	2008	2009
	$m	$m	$m	$m	$m
Estimated aggregate amortisation expense	121	114	78	41	41

Intangible assets not subject to amortisation

On 5 March 2004, we acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd. As part of this acquisition we recognised $448 million of mastheads. These mastheads are not amortised under AGAAP or USGAAP as we have determined that they have indefinite lives. Our mastheads are disclosed in note 13.

Translation of goodwill and other intangible assets

Goodwill and other intangible assets recognised as a result of the acquisition of a controlled foreign entity are translated at their historical foreign currency translation rate under AGAAP as they arise in $A. Under USGAAP, using the current rate method, translation is performed at the spot rate at year end. Amortisation of intangible assets subject to amortisation (and goodwill in fiscal 2002) is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill and other intangible asset balances for fluctuations in the functional currency of the controlled foreign entity.

The total net adjustments included in the reconciliation of shareholders’ equity to USGAAP resulting from the decrease to the ending balance of goodwill and other intangibles is $514 million (2003: $480 million; 2002: $115 million). The net adjustments above resulted in an increase to amortisation for USGAAP in fiscal 2004 of $3 million (2003: $nil; 2002: $52 million). From fiscal 2003 goodwill under USGAAP is no longer amortised.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(s) Consolidation of variable interest entities

AGAAP requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under AGAAP.

Under USGAAP, we have adopted FASB Interpretation No. 46 revised December 2003 (FIN 46), “Consolidation of Variable Interest Entities”, in accordance with the effective dates outlined in FIN 46. In general, a variable interest entity is any legal structure used to conduct activities or hold assets that either:

•	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support;

•	has a group of equity owners that are unable to make significant decisions about its activities; or

•	has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected losses), or both.

We have identified the following variable interest entities for which we are considered to be the primary beneficiary and as such consolidate under USGAAP:

•	Telstra Employee Share Ownership Plan Trust (TESOP97)

•	Telstra Employee Share Ownership Plan Trust II (TESOP99)

•	Telstra Growthshare Trust

Under AGAAP we do not consolidate or equity account these entities. For further information regarding TESOP97, TESOP99 and the Telstra Growthshare Trust, refer to note 19.

Telstra Growthshare Trust

The Telstra Growthshare Trust has purchased $117 million worth of shares in Telstra Corporation Limited at 30 June 2004. This represents a total of 20,956,641 shares. The purchase of these shares has been fully funded by Telstra Corporation Limited. Under USGAAP these shares are recorded as a reduction in total share capital under the heading of “stock held by employee share plan trusts”. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.

Cumulative Trust contributions made by Telstra Corporation Limited to the Telstra Growthshare Trust from commencement up to 30 June 2004 totalled $49 million. These contributions were recorded as compensation expense under AGAAP and prior to the adoption of FIN 46 were reversed against additional paid in capital for USGAAP purposes. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of restricted shares, performance right and deferred share options. On consolidation of the Trust, these contributions are now recorded against additional paid in capital under USGAAP.

Telstra Corporation Limited provides a loan to the Telstra Growthshare Trust to purchase shares on market to underpin the issue of options. The loan balance at 30 June 2004 is $65 million. On consolidation of the Trust, this loan is eliminated, together with any associated interest.

30(t) Recently issued Australian accounting standards

A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of the standards appears in note 1.3.

We will also be required to adopt the Australian equivalents of International Financial Reporting Standards (IFRS), as issued by the AASB, for the half-year ending 31 December 2005 and year ending 30 June 2006. A summary of the significant areas of impact of adopting IFRS appears in note 1.4.

Some of these standards, once adopted, will result in certain adjustments in the reconciliations of net income to USGAAP and shareholders’ equity to USGAAP no longer being required.

Telstra Corporation Limited and controlled entities

Directors’ Declaration

This directors’ declaration is required by the Corporations Act 2001 of Australia.

The directors of Telstra Corporation Limited have made a resolution that declared:

(a)	the financial statements and notes, set out on pages 2 to 157 of Telstra Corporation Limited and the Telstra Group:

(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;

(ii) give a true and fair view of the financial position as at 30 June 2004 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2004; and

(iii) in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.

(b)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(c)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 23(1) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 23(1).

For and on behalf of the board

Donald McGauchie	Ziggy Switkowski
Chairman	Chief Executive Officer and
Managing Director

Date: 12 August 2004
Melbourne, Australia

Telstra Corporation Limited and controlled entities

Independent Audit Report to the Members of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2004 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of changes in shareholders’ equity, accompanying notes to the financial statements, and the directors’ declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).

The directors of the Telstra Entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Entity and the Telstra Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. The audit was conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

Audit procedures were performed to assess whether in all material respects, the financial report presents fairly in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity’s and the Telstra Group’s financial position and their performance as represented by the results of their operations and cash flows.

I formed my audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and other disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

I have also audited the explanation and quantification of the major differences between Australian generally accepted accounting principles compared to United States of America generally accepted accounting principles, which is presented in note 30 to the financial statements. I have audited note 30 in order to form an opinion whether in all material respects, it presents fairly, in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and United States of America generally accepted accounting principles, the major differences between Australian and United States of America generally accepted accounting principles.

While I considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of the procedures, the audit was not designed to provide assurance on internal controls. Audit procedures were performed to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.

Independence

I am independent of the Telstra Entity, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Telstra Corporation Limited and controlled entities

Independent Audit Report to the Members of Telstra Corporation Limited (continued)

Audit opinion

In my opinion, the financial report of the Telstra Entity is in accordance with:

(a)	the Corporations Act 2001 including:

(i) giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

Further, in my opinion, note 30 to the financial statements presents fairly the major differences between Australian and United States of America generally accepted accounting principles.

P. J. Barrett
Auditor-General

Date: 12 August 2004
Melbourne, Australia

Telstra Corporation Limited and controlled entities

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2004 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated there under.

We have audited the accompanying consolidated balance sheets of Telstra Corporation Limited and its subsidiaries as of 30 June 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended 30 June 2004, all expressed in Australian dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2004 and 2003 and the consolidated results of their operations and their cashflows for each of the three years in the period ended 30 June 2004, in conformity with Australian generally accepted accounting principles.

Australian generally accepted accounting principles vary in certain significant respects from United States of America generally accepted accounting principles. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years ended 30 June 2004, and the determination of consolidated shareholders’ equity, also expressed in Australian dollars, at 30 June 2004, 30 June 2003 and 30 June 2002, to the extent summarised in note 30 to the consolidated financial statements.

Ernst & Young

Date: 12 August 2004
Melbourne, Australia

Directors’ report

The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2004.

Principal activity

Telstra’s principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.

Results of operations

Telstra’s net profit for the year was $4,118 million (2003: $3,429 million). This was after:

•	deducting income tax expense of $1,731 million (2003: $1,534 million); and

•	allowing for net losses attributable to outside equity interests in controlled entities of $1 million (2003: $35 million).

Earnings before interest and income tax expense was $6,560 million, representing an $837 million increase or 14.6% from the prior year’s result of $5,723 million.

Earnings per share increased by 21.8% from 26.6 cents per share in fiscal 2003 to 32.4 cents per share in the current year. Year on year results have been impacted by a number of factors which are described below.

Review of operations

Profit before income tax expense for fiscal 2004 increased by 18.7% from the prior year to $5,848 million primarily due to the fiscal 2003 profit before income tax expense including the write off of our investment in our 50% owned joint venture, Reach Ltd (Reach), amounting to $965 million.

Sales revenue increased by $242 million to $20,737 million in fiscal 2004. The increase was mainly due to growth in mobiles, Internet and IP solutions, PSTN products and advertising and directories, offset by a decline in revenues from Hong Kong CSL.

Other revenue (excluding interest revenue) decreased by $578 million to $543 million in fiscal 2004, predominantly due to our other revenue in fiscal 2003 including the revenue from the sale of seven office properties amounting to $570 million.

Reported operating expenses (before borrowing costs and share of net losses of joint venture entities and associated entities) decreased by $226 million or 1.5% to $14,642 million. The decrease was mainly due to:

•	the carrying value of assets and investments sold in the prior year being $547 million larger than in the current year primarily due to the sale of the properties noted above;

•	partially offset by a provision raised for the non-recoverability of a loan to Reach of $226 million; and

•	130 million of costs to exit our contractual commitments for information technology services with IBM Global Services Australia Limited corresponding with the sale of our interest in this business.

Net borrowing costs decreased by 10.4% to $712 million in fiscal 2004 primarily due to a reduced debt portfolio in the current year and the close out of interest rate swaps in fiscal 2003. This has been offset by reductions in interest received as a result of lower holdings of short term-liquid assets and interest revenue generated by the PCCW converting note following partial redemption in the prior year.

1

Income tax expense increased by 12.8% to $1,731 million in fiscal 2004, primarily due to a $201 million tax benefit recognised in the prior year on initial adoption of the tax consolidation legislation. Tax expense also increased due to the higher profit of the group, giving an overall effective tax rate of 29.6%.

Our free cash flow decreased by 8.8% to $4,163 million as a result of lower proceeds from asset and investment sales and the purchase of controlled entities, offset by improved cash flows from operating activities. Operating capital expenditure declined by 7.5% to $3,015 million due to tight control of our capital expenditure program. Proceeds from the sale of property, plant and equipment decreased by $629 million to $168 million mainly as a result of the sale of seven office properties in fiscal 2003. Investment expenditure amounted to $668 million in fiscal 2004, which included the acquisition of Trading Post (Australia) Holdings Pty Ltd (Trading Post group) and its controlled entities.

Dividends

The directors have declared a final ordinary dividend for the year ended 30 June 2004 of 13 cents per share ($1,642 million) fully franked. The tax rate at which the dividend is franked is 30%. The record date for the final dividend will be 24 September 2004 with payment being made on 29 October 2004.

During fiscal 2004, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend
Final ordinary dividend for the year ended 30 June 2003	28 August 2003	31 October 2003	12 cents franked to 100%	$1,544 million

Interim ordinary dividend for the year ended 30 June 2004	12 February 2004	30 April 2004	13 cents franked to 100%	$1,642 million

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2005 earnings. We have announced a capital management program through which it is intended that we will declare ordinary dividends of around 80% of normal profits after tax and return $1.5 billion per annum to shareholders through special dividends or share buy-backs each year through to fiscal 2007.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Telstra during the financial year other than:

•	On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The cost of the share buy-back comprised purchase consideration of $1,001 million and associated transaction costs of $8 million;

•	On 5 March 2004, we purchased 100% of the share capital of Trading Post group for total cash consideration of $638 million. This included payments for shares (including associated acquisition costs) of $448 million and the repayment of Trading Post group loans of $190 million.

2

Likely developments

The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:

•	the likely developments in Telstra’s operations; or

•	the expected results of those operations in the future.

Events occurring after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs other than:

•	On 19 July 2004, Telstra Corporation Limited acquired 100% of the issued share capital of KAZ Group Limited (KAZ), a provider of technology services, business services and software solutions. Telstra paid 40c per share via a Scheme of Arrangement, resulting in the payment of cash consideration of $333 million.

•	On 12 August 2004, the directors of Telstra Corporation Limited disclosed the intention to pay a fully franked special dividend of 6 cents per share (approximately $750 million), as part of the interim dividend in fiscal 2005, and the intention to undertake an off-market share buy-back to a maximum of $750 million, which is expected to be completed in the first half of fiscal 2005. The proposed special dividend and share buy-back are in accordance with our capital management program and intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend and share buy-back will be reflected in the financial statements in fiscal 2005.

•	On 4 August 2004, we announced the signing of a Heads of Agreement to establish a 50/50 joint venture with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network and fund future network development.

The arrangement is subject to due diligence by us, consent from the Australian Competition and Consumer Commission and final approval of the arrangement by the Boards of both companies.

Under the Heads of Agreement, the H3GA radio access network is proposed to become the core asset of the joint venture. In return for 50% ownership of the asset, it is proposed that we will pay H3GA $450 million under a fixed payment schedule in four instalments beginning in November 2004.

The financial effects of the above transactions were not brought to account as at 30 June 2004.

Details about directors and executives

Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:

•	Robert C Mansfield resigned as Director and Chairman on 14 April 2004;

•	On 6 May 2004, William A Owens resigned as a member of the Board of Directors; and,

•	On 20 July 2004, Donald G McGauchie was appointed Chairman of the Board of Directors.

During the period 14 April 2004 to 20 July 2004 John Ralph held the position of Interim Chairman.

3

Information about directors is provided as follows and forms part of this directors’ report:

•	names of directors and details of their qualifications, experience and special responsibilities are given on pages 7 to 9;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 10;

•	details of directors’ shareholdings in Telstra are shown on page 18; and

•	details of directors’ emoluments are given on pages 11 to 12.

Senior executive emoluments

This information is provided on pages 12 to 18 and forms part of this report.

Performance rights, restricted shares, options and deferred shares

Telstra’s equity based compensation includes performance rights, restricted shares, options and deferred shares. Performance rights, restricted shares, and options have performance hurdles. If the hurdles are not met there is no vesting entitlement to acquire Telstra shares. From 1 July 2002, Telstra suspended its option plan and replaced it with a deferred share plan. Generally, deferred shares will only vest when a specified service period is completed.

Telstra expenses the fair value of all performance rights, restricted shares, share options and deferred shares in the results reported under United States generally accepted accounting principles (USGAAP). Consistent with Australian generally accepted accounting principles (AGAAP), the company only expenses options and employee shares when it is certain that there is an actual cost that will be realised by Telstra. When the Australian equivalent of international accounting standard IFRS 2 “Share based payment” is issued and adopted as AGAAP, Telstra will apply this standard to the accounting for its option and employee share plans.

Since inception, $285 million has been expensed in the company’s USGAAP financial statements in relation to the shares allocated under TESOP97 and TESOP99. Performance rights, restricted shares, options and deferred shares have given rise to a further expense of $97 million in the USGAAP financial statements since inception. In the AGAAP financial statements, an amount of $50 million has been expensed in relation to the performance rights and restricted shares. In fiscal 2004, the company has issued performance rights and deferred shares, with $19 million (2003: $19 million) expensed under USGAAP and $19 million (2003: $19 million) under AGAAP. Refer to note 19 of the financial statements for an explanation of the option and employee share plans and the accounting treatment applied to each plan.

The trustee of the plan must purchase shares on market for cash to the extent of the assessed liability, for which Telstra provides funding to the trustee. Telstra expenses immediately the funding of the purchase of shares to underpin the allocation of performance rights, restricted shares and deferred shares. The purchase of shares to underpin options is accounted for as a receivable in Telstra’s balance sheet as funding is provided to the trustee by Telstra.

Directors’ and officers’ indemnity

Constitution

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.

4

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.

Deeds of indemnity in favour of directors, officers and employees

Telstra has also executed deeds of indemnity in favour of:

•	directors (including past directors);

•	executive officers (other than directors) and certain employees generally; and

•	employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991(Cwth)).

Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.

The indemnity in favour of employees relating to Telstra Sale Schemes is confined to liabilities incurred as an employee in connection with the formulation, entering into or carrying out, of a Telstra Sale Scheme.

Directors’ and officers’ insurance

Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Environmental regulation and performance

Performance in relation to particular and significant environmental legislation

Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:

•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.

Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.

The directors are not aware of any significant breaches of environmental regulation during the financial year.

Legal and Regulatory Compliance

Telstra is committed to conducting its businesses in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.

5

The Board is responsible for overseeing the establishment of appropriate compliance frameworks and controls and monitoring their operational effectiveness. The Audit Committee has been delegated specific responsibility for assisting the Board in discharging this responsibility and in the oversight of the Company’s compliance programs. This oversight is facilitated by the preparation of a quarterly legal and regulatory compliance and risk report summarising compliance initiatives and issues across the Company.

Telstra has a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.

The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that the Company’s approach is comprehensive, robust and rigorous.

This program based approach is supported by the corporate wide, legal and regulatory compliance framework and a network of compliance managers. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with Telstra’s obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that Telstra and its employees achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.

These initiatives reflect the Company’s commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues

Rounding of amounts

The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.

This report is made in accordance with a resolution of the directors.

Donald McGauchie
Chairman

Ziggy Switkowski
Chief Executive Officer and Managing Director
12 August 2004

6

Directors’ profiles

As at 12 August 2004, our directors were as follows:

			Year of initial	Year last re-
Name	Age	Position	appointment	elected (1)
Donald G McGauchie	54	Chairman	1998	2003
John T Ralph	71	Deputy Chairman	1996	2003
Zygmunt E Switkowski (2)	56	Chief Executive Officer, Managing Director	1999	—
Samuel H Chisholm	64	Director	2000	2002
Anthony J Clark	65	Director	1996	2002
John E Fletcher	53	Director	2000	2003
Belinda J Hutchinson	51	Director	2001	—
Catherine B Livingstone	48	Director	2000	2002
Charles Macek	57	Director	2001	—
John W Stocker	59	Director	1996	2003

(1)	Other than the chief executive officer, one third of directors are subject to re-election by rotation each year.

(2)	On 27 August 2003, the Telstra Board of Directors re-appointed the chief executive officer, Zygmunt E Switkowski, for a further term until 31 December 2007.

A brief biography for each of the directors as at 12 August 2004 is presented below:

Donald G McGauchie — AO
Age 54
Chairman appointed 20 July 2004
Director since September 1998

Chairman, Rural Finance Corporation of Victoria and Telstra Country Wide Advisory Board; Deputy Chairman, Ridley Corporation Ltd; Director, Reserve Bank of Australia, National Foods Limited, James Hardie Industries NV and Nufarm Limited. Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government, including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. He is a partner in C&E McGauchie - Terrick West Estate.

John T Ralph (AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU))
Age 71
Deputy Chairman
Director and Deputy Chairman since October 1996, Interim Chairman 15 April 2004 – 20 July 2004

Chairman, Commonwealth Bank of Australia and Australian Foundation for Science; Director, Australian Farm Institute; Member, Board of Melbourne Business School; President, Scouts Australia, Victorian Branch and Patron of St Vincent’s Institute Foundation. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited.

7

Zygmunt E Switkowski - BSc (Hons), PhD, FAICD
Age 56
Chief Executive Officer (CEO) and Managing Director
CEO and Managing Director since March 1999

Director of FOXTEL. Formerly Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd and the Business Council of Australia.

Samuel H Chisholm
Age 64
Director since November 2000

Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd). Director, Australian Wool Services Ltd and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of The News Corporation (1990-1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.

Anthony J Clark - AM, FCA, FAICD
Age 65
Director since October 1996

Chartered Accountant; formerly Managing Partner KPMG NSW (1992–1998); Chairman, Maritime Industry Finance Company Ltd and Cumnock Coal Limited; Deputy Chairman, Tourism Australia; Director, Amalgamated Holdings Ltd Group, Ramsay Health Care Ltd and Carlton Investments Ltd.

John E Fletcher – FCPA
Age 53
Director since November 2000

Managing Director and Chief Executive Officer of Coles Myer Ltd. Formerly Chief Executive and Managing Director of Brambles Industries Ltd. Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson - BEc FCA
Age 51
Director since November 2001

Director, Energy Australia Limited, QBE Insurance Group Limited, St Vincent’s and Mater Health Sydney Ltd and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry and has been associated with the Macquarie Bank since 1993. Ms Hutchinson was an Executive Director of Macquarie Bank and was previously a Vice President of Citibank Ltd.

Catherine B Livingstone – BA (Hons), FCA, FTSE
Age 48
Director since November 2000

Chairman, CSIRO and the Australian Business Foundation; Director, Sydney Institute and Director, Macquarie Bank Limited; Member, Department of Accounting and Finance Advisory Board Macquarie University.

8

Charles Macek - BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 57
Director since November 2001

Chairman, Sustainable Investment Research Institute Pty Ltd and Financial Reporting Council (FRC); Vertex Capital Pty Ltd, Williamson Community Leadership Program Ltd and Wesfarmers Ltd; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. He was also Chairman and Director of IOOF Holdings Ltd and Centre for Eye Research Australia Ltd. Mr Macek has had a long association with the finance and investment industry.

John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 59
Director since October 1996

Chairman, Sigma Company Ltd; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Ltd and Nufarm Ltd; Principal, Foursight Associates Pty Ltd. Formerly Chief Scientist, Commonwealth of Australia and Chairman of Grape and Wine Research and Development Corporation

During the year ended 30 June 2004, the following directors resigned:

•	Robert C Mansfield resigned as Director and Chairman on 14 April 2004; and

•	William A Owens resigned as Director on 5 May 2004.

A brief biography for each of the former directors is presented below:

Robert C Mansfield - AO, BCom, FCPA
Age 53
Director since November 1999 and Chairman since January 2000. Resigned as Director and Chairman on 14 April 2004.

Chairman, CDS Technologies Pty Ltd; Director, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald’s Australia Limited, Wormald International Limited, Optus Communications Limited and John Fairfax Holdings Limited.

William A Owens – BS Maths, BA, MA, MBA (Hons)
Age 64
Director since November 2001. Resigned as Director on 6 May 2004

Chairman and Chief Executive Officer, Teledesic LLC; Vice Chairman, ICO Global Communications (Holdings) Limited, Director; Polycom Inc, Viasat Inc, Microvision Inc, Symantec Inc, Metal Storm Limited, BAT Limited, Biolase Inc, Cray Inc, Nortel Networks, IDT Inc, WFI Networks Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and internet applications.

9

Directors’ meetings

Each director attended the following meetings and Board committees during the year as a member of the Board or relevant committee:

			Committees
					Nominations and
	Board		Audit		Remuneration (7)		Technology (8)
	a	b	a	b	a	b	a	b
D G McGauchie (6)	11	10	—	—	11	11	—	—
J T Ralph (3)	11	11	3	2	11	11	—	—
R C Mansfield(1) (5)	7	6	—	—	5	5	—	—
Z E Switkowski	11	11	—	—	—	—	3	3
S H Chisholm	11	11	—	—	—	—	—	—
A J Clark	11	11	6	6	—	—	—	—
J E Fletcher	11	10	—	—	—	—	—	—
B J Hutchinson	11	11	—	—	—	—	—	—
C B Livingstone	11	11	6	6	—	—	3	3
C Macek	11	11	6	5	8	8	—	—
W A Owens (2)	8	7	—	—	—	—	—	—
J W Stocker (4)	11	11	6	6	6	6	3	3

Column a: number of meetings held while a member.

Column b: number of meetings attended.

(1)	Resigned as Director and Chairman on 14 April 2004.

(2)	Resigned as Director on 6 May 2004.

(3)	Whilst acting as Interim Chairman from 14 April 2004 to 20 July 2004, Mr Ralph stepped aside from membership of the Audit Committee.

(4)	Appointed to the Nominations & Remuneration Committee on 31 March 2004.

(5)	Resigned from the Nominations & Remuneration Committee on 31 March 2004.

(6)	Appointed as Chairman of the Nominations & Remuneration Committee on 3 December 2003. Appointed as Chairman of the Board on 20 July 2004.

(7)	The Appointments & Compensation Committee was renamed to the Nominations and Remuneration Committee on 6 February 2004.

(8)	The Technology Committee was established to provide a forum to brief Directors on emerging technologies and the Company’s technology strategy. There were three meetings held during the year. Meetings of the Committee are open to all Directors.

Emoluments for Board members and senior executives

Non-executive directors’ remuneration

Salary & fees

Telstra directors are remunerated in accordance with our constitution, which provides for the aggregate limit for directors’ fees (under our constitution this includes salary, superannuation benefits and DirectShares) to be set and varied by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocation of salary, superannuation benefits and DirectShares among the directors within the pool limit shall be determined by the Board. The current pool approved by shareholders at the November 2003 Annual General Meeting is $1,320,000 (2003: $1,150,000). The actual fees and the amount of non-monetary benefits, retirement benefits and other amounts paid are disclosed below. Directors are required to take at least 20% of their fees in Telstra shares,which are purchased on market.

Non-monetary benefits

Directors receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or Committees, or when otherwise engaged on the business of the Company in accordance with Board policy. Telstra also provides directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, Telstra also makes products and services available to directors without charge to allow directors to familiarise themselves with our products and services and recent technological developments. To the extent we consider that this provides a personal benefit to a director, this is included in the “non-monetary benefits” column in the table following.

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Non-executive directors’ remuneration

					Equity	Post employment		Other
	Primary Benefits				compensation	benefits		compensation	Total

		Non-				Superannu-	Increase in	Payment of
	Salary &	monetary				ation	retirement	retirement
	fees	benefits (1)	Other		Direct Shares	benefits	benefits	benefits	($)
	($)	($)	($)		($)	($)	($)	($)
Non-Executive Directors
Donald G McGauchie (2)	45,871	5,285	50,000	(3)	30,000	8,629	30,908	—	170,693
John T Ralph (4)	141,852	4,172	—		28,000	— (5)	78,896	—	252,920
Robert C Mansfield (6)	144,200	139	—		56,000	19,800	—	396,664	616,803
Samuel H Chisholm (7) (8)	—	—	—		—	—	—	—	—
Anthony J Clark	67,450	5,338	—		19,000	8,550	47,932	—	148,270
John E Fletcher	37,800	1,720	—		35,000	7,200	24,098	—	105,818
Belinda J Hutchinson	59,661	3,512	—		13,859	6,480	71,790 (9)	—	155,302
Catherine B Livingstone	67,450	3,607	—		19,000	8,550	30,004	—	128,611
Charles Macek	67,450	3,192	—		19,000	8,550	77,789 (9)	—	175,981
William A Owens (10)	46,154	—	31,529	(11)	30,000	—	—	74,083	181,766
John W Stocker	34,499	4,501	—		77,396	3,105	60,590	—	180,091

(1)	Includes the value of the personal use of products and services and other related fees.

(2)	Mr McGauchie was appointed Chairman on 20 July 2004.

(3)	This amount is paid to Mr McGauchie for membership of the Telstra Country Wide® Advisory Board. These fees are for contribution of services in addition to Board duties.

(4)	Mr Ralph was appointed as Interim Chairman from 14 April 2004 to 20 July 2004.

(5)	Under current superannuation legislation Mr Ralph does not receive superannuation benefits as he has passed his 70th birthday.

(6)	Mr Mansfield resigned from the Telstra Board on 14 April 2004.

(7)	Mr Chisholm has declined to receive directors fees.

(8)	Mr Chisholm receives fees of $150,000 from Foxtel for services to them as Chairman of their Board.

(9)	Ms Hutchinson and Mr Macek this year became entitled to retirement benefits after passing the 2 year hurdle described under Retirement Benefits.

(10)	Mr Owens resigned from the Telstra Board on 6 May 2004.

(11)	Mr Owens, a US based director, received management consultancy fees of $31,529 (paid in US dollars). These payments are not included when calculating the total aggregate remuneration pool. These fees are for contribution of services in addition to Board duties.

Equity compensation — DirectShare

As part of the overall remuneration strategy and to encourage a longer term perspective, directors are required to receive a minimum of 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. The shares are purchased on market and allocated to the participating director at market price. The shares are held in trust for a period of 5 years unless the participating director ceases earlier with the Telstra Group. In accordance with our policy, directors may state a preference to increase their participation in the DirectShare Plan. Where this occurs, we may provide a greater percentage of directors’ fees in Telstra shares.

Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in those shares allocated under the DirectShare Plan during the period the shares are held in trust.

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Superannuation

The directors may state a preference to increase the proportion of their fees taken as superannuation. Where this occurs, we may provide a greater percentage of directors’ fees as superannuation contributions, subject to normal legislative requirements in order to meet superannuation guarantee and other statutory obligations.

Retirement benefits

Telstra will not provide retirement benefits for directors appointed to the Telstra Board after fiscal 2002. However, non-executive directors appointed prior to that date are eligible to receive retirement benefits on retiring as a director with Telstra. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total emoluments in the preceding 3 years. Directors who have served less than 9 years but more than 2 years are entitled to receive a pro-rated amount based on the number of months served as a director.

The following table provides the estimated retirement benefit that each director would receive had they retired as a director of Telstra as at 30 June 2004:

		Estimated Retirement Sum
		as at 30 June 2004
Name	Position	$
Donald G McGauchie	Chairman	145,277
John T Ralph	Deputy Chairman	371,735
Samuel H Chisholm (1)	Director	—
Anthony J Clark	Director	223,882
John E Fletcher	Director	90,535
Belinda J Hutchinson	Director	71,790
Catherine B Livingstone	Director	96,858
Charles Macek	Director	77,789
John W Stocker	Director	269,046

(1) No estimated retirement benefit as fees have been declined by the director

Remuneration Policy for the CEO & Senior Executives

The Nominations & Remuneration Committee (formerly the Appointments & Compensation Committee) is accountable for reviewing and recommending to the Board the remuneration arrangements for Telstra’s CEO and senior executives reporting to the CEO. The Committee compares both the structure of the remuneration package and the overall quantum on a periodic basis by comparison to other major corporations in Australia. Additionally, the Committee engaged an independent specialised remuneration consultant to provide advice to warrant that payments are in line with general market practice and are competitively placed to attract and retain the necessary talent for the critical work required in these roles. The Committee has met with the consultant as well as receiving reports from him.

The Committee has adopted a set of principles used to guide decisions related to the remuneration of the senior executives. Specifically, these principles are designed to link the level of remuneration of the CEO and senior executives with the financial and operational performance of the Company. The principles are that the arrangements are:

•	simple and easy to communicate;

•	transparent so that all elements are visible;

•	linked to the performance of the Company;

•	differentiated based on individual performance;

•	market competitive to attract and retain talent;

•	fair and equitable; and

•	aligned with the achievement of the Company’s long term business objectives.

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Linking rewards to performance

The CEO and senior executives are eligible for an annual short term incentive (STI) based on a range of Company financial, organisational and individual performance measures. The design of the STI plan was approved by the Telstra Board at the beginning of the financial year.

The plan focuses on the Company financial performance measures of EBIT growth, revenue growth and, in the case of the CEO, return on investment. These measures represent 65% of the CEO’s “on target” incentive payment and 50% of the senior executives’ “on target” incentive payment. The remaining 35% of the CEO’s “on target” incentive payment is made up of measures of key Company customer service, employee opinion survey results and personal priorities determined by the Board. The remaining 50% of the senior executives’ “on target” incentive payment is based on achievement of their respective business unit financial performance measures (20%) and performance against individual pre-determined key result areas (30%).

The design of the incentive plan requires each measure to achieve a minimum performance level or “threshold” before any payment for that measure becomes eligible. If the minimum level is achieved, then 50% of the amount assigned to that measure becomes payable. Achievement of the “target” level for each measure will qualify 100% to be paid. Similarly, achievement of a stretch target or “cap” will qualify 200% to be paid. A sliding scale operates for any performance level in between threshold and cap. We are of the view that this provides a significant direct link of the senior executive’s remuneration to the performance of the Company.

At the end of the financial year, the Board assesses performance against these measures and determines the amount of the annual incentive payment based on overall performance against the plan. The CEO is not present during discussions, or involved in any of the decision making, on the structure or outcome of the annual incentive payment to him.

In the case of the CEO’s and senior executives’ long term incentive (LTI) plan, the relationship to Company performance is directly linked in two ways. Firstly, the vesting of any performance rights is dependant on the achievement of a market based performance hurdle, namely, the relative TSR ranking against the S&P ASX Top 200 (Industrials) (“Peer Group”). Secondly, the market value of the equity instruments will significantly impact the value derived by the CEO and senior executives, if and when they vest.

For the performance rights allocated in fiscal 2004 to achieve 50% of their vesting entitlement, the Telstra 30 day average total shareholder return (TSR) must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the Peer Group at allocation date, between the third and fifth anniversary of allocation.

Furthermore, performance rights vest on a performance scale. In order to achieve 100% of vesting entitlement of the performance rights, the TSR must exceed the 75th percentile of the Peer Group in Quarter 1 of the performance period or at least the 50th percentile in Quarter 1 and obtaining the 75th percentile in any of the remaining seven quarters. If the 50th percentile is not achieved in Quarter 1 then 50% of the allocation will lapse. The remaining 50% may vest if the 50th percentile is achieved during the remainder of the performance period.

As part of its normal practice, the Board reviews the remuneration arrangements of the CEO and senior executives on a regular basis. As a result of this review, the Board has decided to change the structure and re-balance the arrangements for fiscal 2004. The major change is that the Board has decided to discontinue the Deferred Remuneration plan. Deferred remuneration was regarded as fixed remuneration subject to continued employment with Telstra for 3 years. Instead, the remuneration value normally attributed to deferred remuneration will be allocated evenly between fixed remuneration and the annual short term incentive.

Furthermore, whilst the actual payment made to the CEO and senior executives under the annual STI plan will continue to be measured against Company, business unit and individual performance, only half will be delivered in cash. The other half will be delivered as rights to Telstra shares which will vest in equal amounts over the next 3 years at 12 month intervals.

13

The Growthshare Trust will purchase the shares on market and hold the rights in trust until they vest. The CEO and senior executives will not hold any beneficial interest in the shares until they are released by the Trust.

Dividends earned by the shares will not be earned by the CEO or senior executive but will be paid to the Trust. When shares vest to the CEO and senior executives the allocation is adjusted to the value of the dividends earned by those shares from the date of allocation to the vesting date. The Board is of the opinion that this will increase the focus on the performance of the Company and re-enforce the concept of share ownership by the CEO and senior executives in Telstra.

The Board has also approved a change to the Telstra Long Term Incentive (LTI) Plan for fiscal 2005. The LTI plan currently uses Telstra’s Total Shareholder Return (TSR) compared to a comparator group of companies comprising the S&P ASX Top 200 (Industrials) as the single performance measure. For allocations made under the LTI plan after fiscal 2004, 50% of allocations will be subject to the TSR performance measure and 50% will be subject to a new performance measure based on Telstra’s Earnings Per Share (EPS).

Vesting of performance rights under the TSR hurdle are subject to the same conditions as previous allocations and are described under the Long Term Incentive section below.

For the 50% of allocations to vest under the EPS hurdle, Telstra’s EPS must meet or exceed the target performance level of 5% annual compound growth for the 3 years prior to testing date. If Telstra’s EPS has grown annually by 10% compound for the same period, then an additional 50% allocation may vest. A linear vesting scale operates for performance above 5% annual compound growth and 10% annual compound growth.

The changes to the remuneration structure and arrangements for the CEO and senior executives incorporating the ceasing of the deferred remuneration plan results in an increase in fixed remuneration and an increase in the overall remuneration value of the STI. However, the Board are of the opinion that these changes are more in line with contemporary market practice and strengthen the performance link. In essence, a greater proportion of the total package for the CEO and senior managers is at risk and relies on Company performance meeting internal and external performance targets. The CEO and senior executives are able to earn significant rewards only if superior operational and organisational performance is achieved.

Remuneration Structure

Each element of the remuneration structure for the CEO and senior executives is described below:

Fixed Remuneration

Fixed remuneration is made up of guaranteed salary (including salary sacrifice benefits and fringe benefits tax for any salary sacrificed benefits elected by the individual) and superannuation. An individual’s fixed remuneration is generally set once a year as part of the Company wide remuneration review. In setting remuneration, the Nominations & Remuneration Committee has regard to advice provided by an independent remuneration consultant on roles in comparable groups of companies. Furthermore, a range of macro economic indicators are used to determine likely movements in broad salary rates.

The CEO and senior executives must contribute from their fixed remuneration to superannuation in accordance with legislative superannuation guarantee requirements. In addition, executives may state a preference to increase the proportion of their fixed remuneration taken as superannuation. Where this occurs, we may provide a greater percentage of their fixed remuneration as superannuation contributions, subject to normal legislative requirements in order to meet superannuation guarantee and other statutory obligations.

14

Deferred Remuneration

Telstra had a deferred remuneration plan, where the CEO and senior executives were provided part of their annual fixed remuneration in the form of rights to Telstra shares through the Telstra Growthshare Trust. The deferred remuneration plan supported Telstra’s operational and strategic plans through linking an element of the CEO’s and senior executives’ remuneration with sustained improvements in shareholder value. A deferred share was a right to acquire a share in Telstra subject to satisfying certain employment requirements. As deferred shares were allocated as deferred fixed remuneration, they had no performance hurdle other than the employment condition. In broad terms, if the CEO or a senior executive continued to be employed on the third anniversary of the effective allocation date, the deferred shares became vested deferred shares. The CEO and senior executives may exercise their existing vested deferred shares at the nominal exercise price of $1.00 for all the deferred shares exercised on a particular day, irrespective of the number of deferred shares exercised. Upon resignation all deferred shares which have not become vested deferred shares will lapse. If the CEO or a senior executive retires, their existing deferred shares may become vested deferred shares and may be exercised at the discretion of the retiree. Where the CEO or a senior executive ceases employment for any other reason, the number of the deferred shares that become vested deferred shares may be adjusted taking into account the reduced period of service.

Telstra Growthshare purchased shares on market in accordance with the allocation of deferred shares and forward liabilities for all allocations. Telstra funded the proportion of shares that were purchased to underpin the allocation of deferred shares and treated these funds as an expense by the Company.

Short term incentive (STI)

The STI plan rewards the CEO and senior executives for meeting or exceeding specific key annual business objectives linked to the annual business plan, at the Company, business unit and individual level. The actual incentive for fiscal 2004 for members of this team ranged between 24.8% and 43.1% of their fixed remuneration, depending on the senior executive’s performance and accountabilities. These incentive payments represent a range of 46.0% to 73.8% of the targeted incentive payment. Measures and targeted achievement levels are reviewed each year to reflect changes in business priorities for the forthcoming year. Achievement above target for Company, business unit and individual measures will generally result in a higher payment. This is dealt with in more detail in the section titled “Linking rewards to performance”.

Long term incentive (LTI)

The CEO and senior executives participate in the LTI plan based on equity administered through the Telstra Growthshare Trust. The allocation for the senior executives for September 2003 was in the form of performance rights, which are the right to acquire a Telstra share when a specified performance hurdle is achieved.

In general terms if the CEO or a senior executive resigns and performance rights have not yet become exercisable, they will lapse. Where the CEO or a senior executive retires and the performance rights have not yet become exercisable, they do not lapse on cessation of employment and may become exercisable if the performance hurdle is met. If the CEO or a senior executive ceases employment with Telstra for any other reason and the performance rights have not yet become exercisable, the allocation may be adjusted based on the period of service between the allocation date and date of cessation.

Offers to participate in the LTI plan are made to senior executives at the discretion of the Board. For fiscal 2004, rights to shares with a value equivalent to 87.5% of the CEO’s fixed remuneration and 38.5% of the senior executives’ fixed remuneration were allocated under these plans. These remuneration values have been determined using the full face value of the shares without any discounting. These shares only vest if performance hurdles are met.

15

Telstra Growthshare purchases shares on market in accordance with forward liabilities of performance rights for all allocations, past and present. We fund the proportion of shares that are purchased to underpin the allocation of performance rights and treat these funds as an expense. Cumulatively, over a five year period the total number of shares and options over shares delivered through Telstra Growthshare is not expected to exceed 1% of shares on issue.

In previous equity plans where options have been issued, we provided loans to Telstra Growthshare to fund the purchase of shares to underpin the options allocated. This loan is treated as a receivable on the statement of financial position. The Telstra Growthshare Trustee pays interest to us on the loan balance and may repay capital from time to time. If options are exercised, the senior executive pays the original exercise price to the Telstra Growthshare Trustee and the loan is repaid. As a result, there is no direct cash expense incurred by us, nor dilution of shareholder interests.

Telstra employee share ownership plans

All employees, including our CEO and senior executives, who were classed as “eligible employees” at 20 September 1997 and again on 27 August 1999, were eligible to participate in the Telstra employee share ownership plans, TESOP97 and TESOP99. The terms and conditions of participation in these plans for senior executives were the same as for all other employees.

Telstra OwnShare

To facilitate increasing employee shareholding in Telstra, we operate a restricted share plan (Telstra OwnShare) through which employees may state a preference to take part of their remuneration as Telstra shares. The shares are purchased on market and allocated at market value and held in trust for either a three or five year period (unless the employee leaves the Telstra Group earlier). Senior executives may participate in Telstra OwnShare on the same terms and conditions as other participating employees.

Senior executive emoluments

The Corporations Act 2001 requires disclosure of the details of the nature and amount of each element of the emolument of each director and each of the five officers of the Company receiving the highest emoluments. Telstra has chosen to disclose the emoluments of the CEO and all eight Group Managing Directors (GMD’s) for fiscal 2004 on the basis that the eight GMD’s have the greatest management authority within the Company delegated from the CEO.

CEO and senior executives’ remuneration

The CEO and senior executives’ remuneration is detailed in the tables that follow. The first table provides details of the fixed remuneration, short term incentives, non-monetary benefits and the annualised value of deferred remuneration which has been allocated to the CEO and senior executives. The second table provides details of the annualised value of CEO and senior executives allocations through the LTI plan.

				Non-
				monetary			Deferred	Total Cash
		Superann	Short term	benefits			remuneration	plus Deferred
	Salary (1)	uation	incentive (2)	(3)	Other (4)	Total Cash	(5)	Remuneration
	($)	($)	($)	($)	($)	($)	($)	($)
Zygmunt Switkowski	1,339,314	98,437	627,300	1,391	—	2,066,442	660,854	2,727,296
Bruce Akhurst	757,632	129,368	299,700	489	—	1,187,189	178,454	1,365,643
Douglas Campbell	801,559	85,441	263,800	2,132		1,152,932	178,454	1,331,386
David Moffatt	980,248	11,002	267,600	—	400,000	1,658,850	201,290	1,860,140
Ted Pretty	963,700	36,300	247,600	1,677	240,000	1,489,277	205,258	1,694,535
Michael Rocca	603,770	71,230	270,800	2,772	—	948,572	131,998	1,080,570
Bill Scales	479,907	91,968	234,200	1,380	—	807,455	110,129	917,584
John Stanhope	546,820	56,120	250,000	657	—	853,597	92,854	946,451
David Thodey	738,731	67,020	327,600	1,724	—	1,135,075	160,049	1,295,124

Total	7,211,681	646,886	2,788,600	12,222	640,000	11,299,389	1,919,340	13,218,729

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(1)	Includes salary, salary sacrifice benefits and fringe benefits tax.

(2)	Short Term Incentive relates to performance for the year ended 30 June 2004 and is based on actual performance for Telstra and the individual.

(3)	Includes the benefit of interest free loans under TESOP97 and TESOP99 and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives for continued service with Telstra as part of their employment contract.

(5)	The value of deferred remuneration relates to the number of Telstra shares issued under the Deferred Remuneration Plan through Telstra Growthshare. The remuneration value is calculated by applying valuation simulation methodologies as described in Note 19 of the Annual Report. The value of the instruments is then amortised over three years. The value included in deferred remuneration relates to the current year amortised value of the instruments that are yet to vest, being the instruments issued in fiscal 2003 and fiscal 2004.

(6)	Where Telstra terminates the CEO’s or a senior executive’s employment prior to the expiration of their employment contract for reasons other than misconduct, they are entitled to 6 months notice or payment in lieu and a termination payment equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.

Annualised value of all Long Term Incentive equity instruments outstanding at the end of fiscal 2004 which are subject to performance hurdles

The following table provides the accounting value of all equity instruments, including those allocated in fiscal 2004, which have been annualised over the life of the various equity instruments. Therefore, these values include options and other instruments allocated from fiscal 2000 onwards. None of these instruments have vested to date and they are subject to achievement of performance hurdles during various performance periods. Included in the table are values relating to allocations in fiscal 2000 and fiscal 2001, for which it currently appears highly unlikely that the performance hurdles will be met. It therefore appears highly unlikely that the CEO and senior executives will derive any value from their fiscal 2000 and fiscal 2001 allocations. For allocations for fiscal 2002, fiscal 2003 and fiscal 2004, these instruments are also subject to performance hurdles and therefore the CEO and senior executives may or may not derive value from these allocations.

	Total LTI equity allocations subject to performance hurdles (1)			Total
	Options	Performance rights (2)	Restricted shares
	($)	($)	($)	($)
Zygmunt E Switkowski	838,744	698,597	125,904	1,663,245
Bruce Akhurst	371,788	216,315	51,924	640,027
Douglas Campbell	387,598	262,187	59,736	709,521
David Moffatt	486,780	249,032	30,160	765,972
Ted Pretty	414,396	254,813	23,688	692,897
Michael Rocca	302,444	164,433	19,564	486,441
Bill Scales	146,820	116,042	3,620	266,482
John Stanhope	281,252	105,386	22,544	409,182
David Thodey	241,368	191,881	—	433,249

(1)	The value of equity based instruments relate to options, restricted shares, and performance rights issued since the commencement of the LTI plan that have been allocated from fiscal 2000 which have not vested or lapsed. The value of each instrument is determined by applying option valuation simulation methodologies as per the assumptions described in Note 19 to the financial statements. The value of the instruments is then amortised over the relevant vesting period. The value included in remuneration relates to the current year amortised value of the instruments that are yet to vest. The valuations used in the current year disclosures are based on the same underlying assumptions as the prior year apart from the exclusion of adjustments for the possible non-retention of staff and the effect of non-transferability of the instruments. For further detail on the assumptions used in our valuation methodologies, refer to note 19 to our financial statements.

(2)	This includes performance rights allocated on 5 September 2003 as part of the annual LTI plan.

(3)	Where a vesting scale is used the table reflects the maximum achievable allocation.

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Long Term Incentive allocations during fiscal 2004

In addition to the remuneration detailed in the table in the section headed “CEO and senior executive remuneration”, the CEO and the senior executives received LTI allocations of performance rights in September 2003. These performance rights are subject to a hurdle which has been described earlier in this report, and may vest on a scale if the hurdle is passed during a two year performance period from 5 September 2006. If the hurdle is not achieved, these performance rights will lapse and the CEO and senior executives will derive no value. These allocations are included in the table above headed “Total LTI equity allocations subject to performance hurdles”.

	Target Allocation	Maximum Allocation
	($)	($)
Zygmunt E Switkowski	772,412	1,544,824
Bruce Akhurst	209,988	419,976
Douglas Campbell	209,988	419,976
David Moffatt	233,627	467,254
Ted Pretty	233,627	467,254
Michael Rocca	163,324	326,648
Bill Scales	140,299	280,598
John Stanhope	151,658	303,316
David Thodey	192,182	384,364

Total	2,307,105	4,614,210

(1)	The value of the LTI relates to the number of rights to Telstra shares issued under the LTI Plan through Telstra Growthshare during fiscal 2004. The remuneration value is calculated by applying valuation simulation methodologies as described in note 19 of the Annual Report to the number of rights to Telstra Shares that are allocated. This represents the value of the minimum and maximum values that may vest on a scale if the performance hurdle is achieved during the performance period (see Long Term Incentive Plan). These shares may vest during a two year performance period from 5 September 2006 if the hurdle is achieved. If the hurdle is not achieved during this period, the rights will lapse and the executive will receive no value from the equity.

CEO and the senior executives equity based instruments outstanding

	Telstra Growthshare (1) & (3)
				Deferred
				Remuneration
	Long Term Incentive Plans			Plans

Name and Position	Restricted Shares	Performance Rights	Options	Deferred Shares
Zygmunt Switkowski	146,000	1,259,400	3,456,000	500,700
Bruce Akhurst	60,000	388,600	1,542,000	135,300
Douglas Campbell	68,000	388,600	1,597,000	135,300
David Moffatt	40,000	446,800	1,630,000	152,400
Ted Pretty	21,000	446,200	1,722,000	155,100
Michael Rocca	22,000	251,200	640,000	100,600
Bill Scales	5,000	210,400	465,000	84,200
John Stanhope	25,000	192,400	616,000	73,200
David Thodey	—	345,200	1,068,000	121,600

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The restricted shares, performance rights and options are subject to a performance hurdle which has not yet been achieved. The performance hurdle must be achieved within the relevant performance window or the allocations will lapse

19

Details of current equity holdings of all executives under Telstra Growthshare

	Total Options/
	Restricted
	Shares/					Market
	Performance					price at
	Rights/Deferred	Eligible	Exercise			allocation	Fair
	Shares	executives	price	Expiry	Allocation	date	value(2)
Instrument	allocated(1)	participating	$	date	date	$	$
Options	1,533,722	21	8.02	13 Sept 2009	13 Sept 1999	8.02	1.38
	3,370,660	96	6.28	8 Sept 2010	8 Sept 2000	6.28	1.59
	150,000	1	6.55	16 Mar 2011	16 Mar 2001	6.55	1.53
	32,416,945	147	4.90	6 Sept 2011	6 Sept 2001	4.90	1.13
	1,854,000	3	5.63	14 Mar 2012	14 Mar 2002	5.63	1.19
Restricted shares	260,278	21	n/a	13 Sept 2004	13 Sept 1999	8.02	5.64
	697,960	96	n/a	8 Sept 2005	8 Sept 2000	6.28	3.62
	40,000	1	n/a	16 Mar 2006	16 Mar 2001	6.55	3.77
Performance	3,098,155	147	n/a	6 Dec 2006	6 Sept 2001	4.90	2.86
Rights	149,000	3	n/a	14 Jun 2007	14 Mar 2002	5.63	3.08
	4,034,226	166	n/a	5 Dec 2007	5 Sept 2002	4.87	2.99
	44,200	4	n/a	7 Jun 2008	7 Mar 2003	4.11	2.60
	4,412,800	176	n/a	5 Dec 2008	5 Sept 2003	5.06	3.07
	36,700	3	n/a	20 May 2009	20 Feb 2004	4.71	2.73
Deferred shares	2,022,498	166	n/a	5 Sept 2007	5 Sept 2002	4.87	4.41
	22,100	4	n/a	7 Mar 2008	7 Mar 2003	4.11	3.60
	2,206,400	176	n/a	5 Sept 2008	5 Sept 2003	5.06	4.29
	18,350	3	n/a	20 Feb 2009	20 Feb 2004	4.71	4.02

(1)	Generally, options, restricted shares or performance rights may only become exercisable if a performance hurdle is satisfied in the performance period. For details regarding the performance hurdles of each plan refer to note 19 to the financial statements.

(2)	The fair values have been calculated using a simulation methodology. Specific details on this methodology are contained in Note 19 to the financial statements.

(3)	This table reflects aggregate holdings of equity instruments issued through Telstra Growthshare still outstanding as at 30 June 2004.

20

Directors’ and senior executives’ shareholdings in Telstra

     As at 12 August 2004:

     Directors

	Number of shares held
	Direct	Indirect
	Interest	interest(1)	Total
Donald G McGauchie	—	34,328	34,328
John T Ralph	1,000	74,843	75,843
Zygmunt E Switkowski(2)(3)	46,800	88,850	135,650
Samuel H Chisholm	—	—	—
Anthony J Clark	10,000	52,503	62,503
John E Fletcher	—	48,060	48,060
Belinda J Hutchinson	37,111	27,837	64,948
Catherine B Livingstone	10,400	15,641	26,041
Charles Macek	—	39,462	39,462
John W Stocker	800	80,944	81,744

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.

(2)	Includes :

•	400 shares acquired with an interest free loan and 200 free shares under the terms of the Telstra Employee Share Ownership Plan 1999 (TESOP99);

•	2,000 shares acquired with an interest free loan plus 500 free shares under the terms of the Telstra Employee Share Ownership Plan 1997 (TESOP97) and 200 loyalty shares obtained under the “one for ten loyalty offer” available to all employees who participated in the 1997 public offer; and

•	80 loyalty shares received under the “one for ten loyalty offer” available to all employees who participated in the 1999 public offer.

(3)	During fiscal 2004, Dr Switkowski was granted 503,200 performance rights and 251,600 deferred shares under the terms and conditions of the Telstra Growthshare Trust Deed. These performance rights and deferred shares are in addition to the above

Senior executives

	Number of shares held
	Direct	Indirect
	Interest	Interest	Total
Bruce Akhurst	7,780	54,711	62,491
Douglas Campbell	9,700	27,500	37,200
David Moffatt	600	3,100	3,700
Ted Pretty	—	2,400	2,400
Michael Rocca	12,000	—	12,000
Bill Scales	8,516	1,400	9,916
John Stanhope	6,980	3,960	10,940
David Thodey	12,462	5,800	18,262

21

Telstra Corporation Limited
FY 2004 Results
Dr Ziggy Switkowski
Chief Executive Officer
“Customer commitment
drives shareholder value”

Previous Guidance and Outcomes in 03/04
Positive revenue growth Margin expansion Strong growth in cash flows $2.9b domestic capex
On path to achieve 1 million Broadband SIOsin ‘06
Cost out consistent with $800m underlying reductions by 06
Absolute costs, including D & A, below last year
Telstra’s goals
are achievable Page 2

Highlights of 2003/04 Record Profit & -NPAT $4.1b (+2%) Strong Free Cashflow — FCF (excluding asset sales / acquisitions) $4.8b (+20%)
-New financial parameters Capital Management Initiatives -Increased Ordinary Dividend (13cps final, +8.3%) -$750m buyback & intention to pay 6cps special dividend
Improved Domestic Revenue Growth -Stronger 2nd Half momentum
-TPG integration with Sensisproceeding smoothly Recent Acquisitions on Track -KAZ Group performing to expectations
REACH financial re-structure — REACH on a stronger footing going forward
Telstra’s
fundamentals are strong Page 3

Effective Capital Management FY 04 $4,801m # ROE improvement to 27% (+3%) FY 03 $3,995m +19%
CAGR
# Net Gearing 42% FY 02 $3,685m Free # Credit ratings: FY 01 $2,834m cashflow LT Outlook FY 04 $3,186m $1,000m S&P A+ Stable FY 03 $2,959m $386m Moody’s A1 Stable FY 02 $2,831m +11% Fitch A+ Stable CAGR
FY 01 $2,315m
Ordinary Special Buy Back
Significant cash returns
for shareholders Page 4

Improving Customer Satisfaction
Activation — Performance Levels Assurance — Performance Levels 100% 100% Trend 90% 90%
Trend % Within Target 80% % Within Target 80% 70% (Customer Service Guarantee) 70% (Customer Service Guarantee) 60% 60%
Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04
Dropout Rate — CDMA & GSM Mobile
3.0
2.5
CDMA 2.0
1.5
GSM % Call Dropout 1.0
0.5
0.0 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04
Improved customer service
is our top commercial priority Page 5

Telstra Corporation Limited
FY 2004
Results
John Stanhope
Chief Financial Officer
“Customer commitment
drives shareholder value”

Financial Highlights
#Domestic Sales Revenue 2.4% — H2 improvement Business #Internet & IP Revenue 24%, Broadband SIOs 122% Growth #Mobile Services Revenue 7%, SIOs 16%
# SensisRevenue (ex TPG) 7%
Cost #Underlying Operating Expenses 1.4% Management #Margin Growth: Underlying EBITDA margin 49.8% # Investment in service and growth
#Free Cash Flow 20% to $4.8b Capital #Domestic Operating Capex $2.9b Management # Final Ordinary Dividend 8% to 13cps
# 3 Yr $1.5b p.a. Capital Management Program
Strong free cash flows
supporting capital management program

Underpinned by Strong Free Cash Flows
Free Cash Flow funding operations with modest movement in Net Debt
Free Cash Flow Net Debt Movement +$195m 18000 FY 04 $4,801m 16000 14000 12000 FY 03 $3,995m 10000 8000 6000 FY 02 $3,685m 4000 2000 0
Net Debt FY 03 Shareholder Corporate Free Cas h FY 04 Returns Activity Flow FY 04 $11,167m
FY 03 $10,972m #$1.1b reduction in net debt over 2 years FY 02 $12,268m
Free cash flow generation
provides flexibility Page 8

Reported Results ($ billions except EPS & DPS) FY 03 FY 04% _
Sales Revenue 20.5 20.7 1.2 EBIT 5.7 6.6 14.6 NPAT 3.4 4.1 20.1 EPS (cents) 26.6 32.4 21.8 Ordinary DPS (cents) 24 26 8.3 Record profits and dividends

Underlying Results ($ billions except EBITDA Margin) FY 03 FY 04% _
Sales Revenue 20.5 20.7 1.0 Underlying Domestic Sales Revenue 18.7 19.2 2.4 Operating Expenses 10.8 10.6 (1.4) EBITDA 10.0 10.3 3.0 EBIT 6.6 6.7 2.1 NPAT 4.1 4.2 2.0 EBITDA Margin (%) 48.8 49.8 1.0 Domestic Operating Capex 3.2 2.9 (8.9) Free Cash Flow 4.0 4.8 20.2 Steady improvement across key financial metrics Page 10

Underlying Results –Half Year Trends ($ billions except EBITDA Margin) 1H 04% 2H 04 % FY 04% _
Sales Revenue 10.5 (0.1) 10.2 2.1 20.7 1.0 Underlying Domestic Sales Rev 9.7 1.8 9.5 3.0 19.2 2.4 Operating Expenses 5.3 (4.1) 5.3 1.5 10.6 (1.4) EBITDA 5.3 3.9 5.0 2.0 10.3 3.0 EBIT 3.5 3.0 3.2 1.1 6.7 2.1 EBITDA Margin (%) 50.4 2.0 49.2 — 49.8 1.0 Operating Exp excl REACH 5.3 (1.5) 5.3 2.3 10.6 0.4 Margin stability as we invest in customer service and drive revenue growth

Mobiles Inclusive of Terminating Revenues $5,066m +7.7% $4,705m Handsets $352m $386m +9.1% Terminating $1,026m SIO and data growth $995m Revenues Loyalty Bonus $233m driving revenues $97m +7.1% Mobile Services #Strong growth in CDMA $3,455m #Increased Prepaid focus $3,227m FY 03 FY 04 Solid performance in increasingly competitive market

Mobiles Subscriber Base Changing
Mobile SIOs (000s) 202
2,574 2,900 2,288 #Increasing portion of Prepaid 1,963 prepaid base Postpaid 4,135 4,281 4,411 4,502 #Lower blended ARPUs #Alignment of 1H 03 FY 03 1H 04 FY 04 deactivation criteria, 80 Mobile ARPUs per month ($)
additional 202,000 SIOs Postpaid 60 included in Prepaid Total 40
#Mobile Data ARPU +18% 20 Prepaid 0 1H 03 FY 03 1H 04 FY 04 Mix changing from penetrating lower end of market

Strong Growth in Broadband Broadband Revenue ($m) #H2 Stats:
+59% ##46% Net adds Retail 416 261 ##ARPU — Retail $71 FY 03 FY 04
##ARPU — Wholesale $46 803
Broadband #BigPond retail market Subscribers (000s)
share 42% 379 507 #Minimal impact on 361 220 Dial-up base 245 121 Wholesale 57 424 240 287 Retail 188 Competitive plans 1H 03 FY 03 1H 04 FY 04 stimulating take up

PSTN Rebalanced Products
Continuing to grow PSTN $7,916m +0.9% $7,984m
$280m VAS $259m revenues in an evolutionary $307m International Direct $266m environment $1,162m STD $1,121m Fixed to $1,597m Rebalancing $1,517m Mobile # #Bundling $1,567m Local Calls $1,504m #Feature penetration $3,083m Basic Access $3,237m #Call completion FY 03 FY 04 Optimising returns from fixed network Page 15

Underlying Operating Expenses $10,753m -1.4% $10,603m $84m Equity $78m Labour flat Accounted #Pay increases absorbed $3,204m losses $3,204m #Service related overtime/casual Goods & Services Purchased -4.0% #Lower Reach network payments $3,550m #Excl Reach impact growth 1.4% $3,409m
#Higher domestic network payments #Pay TV bundling #Reduced NDC construction activity Other operating exp. -0.1% $3,915m $3,912m #Efficiency gains #Investment in service and growth #Other non recurring impacts in both years largely offsetting FY 03 FY 04 Continued cost focus allowing investment in service and growth

Cost Drivers $10,753m Non recurring/Non controllable e.g. $10,603m — Prior Year Cable recovery — REACH pricing — CSL FX Investment in: — Service Total $313m — Growth $10,330m — Customer Commercial Initiatives Retention NDC integration
TTIP Contract Services IS productivity — Cost pressures Six Sigma $10,017m FY 03 Base Cost Upward FY 04 changes Savings Drivers Targeted cost reductions on track investing in service and growth Page 17

Cost Savings Main Drivers Commercial Initiatives $40m #TBG Customer Care labour efficiencies #CSL productivity NDC integration $93m #Lower volumes and integration savings TTIP Contract Services $60m #Contract management #Area management IS Productivity $70m #FuturEdge #Metro/Network services #IS — labour, fleet, rent Six Sigma $50m #TCM — billing, mobiles initiatives Making room for service improvement and growth while maintaining margins Page 18

Upward Cost Drivers Drivers Ongoing Impact #Increased FOH volumes #Invest in service Service $101m leading to increased staff numbers Customer Retention/ $127m #Pay TV bundling #Growth in line with Churn reduction revenue #Increased sales force #Linked to revenue #Increased volumes
Growth $233m #Domestic Network Pmts #Increased marketing #Handset subsidy 2H #Increased energy costs #No further growth, Cost Pressures $125m #Currency costs contained at 03/04 #Overheads levels 04/05 focus on controlling cost pressures Page 19

Key International Operations
HK$m Key Financials NZ$m Excludes intercompany Excludes intercompany FY 03 FY 04 FY 03 FY 04 FY 04 standalone
4,224 4,022 Total revenue 615 652 692 1,614 1,293 EBITDA 91 119 154 770 477 EBIT (70) (33) 2
#Increasingly competitive market #Corporate customer wins #One-offs impacting FY 03 EBITDA HK$234m #Leadership in IP Hong Kong’s most profitable EBIT positive mobile business on standalone basis #Shareholders buy bank debt of US$1.2b for US$311m #Fully provided for US$155.5m loan to REACH #A stronger footing – but environment remains difficult Page 20

Capital Expenditure Core Capex allocations remain tight ... Growth in D&A to slow from FY 05 ($m) $3,177m -9%
$117m $2,895m Domestic Capex 5,000 Compliance $109m 4,000 $1,576m Customer Demand $1,466m 3,000 Asset $464m Lifecycle Mgt 2,000 Depreciation & $415m Amortisation (ex goodwill) $399m Efficiency $256m 1,000 Retention $196m $311m New $310m $453m Revenue Growth 0 FY 98 FY 00 FY 02 FY 04 FY 03 FY 04 Capital allocation process driving targeted capex spend Page 21

Capital Management Program Capital Management Distributions $1.5b Distribution FY05 Planned #$750m buyback Special Dividend $750m Format of Timing subject to distribution # to be approvals, expected determined $1.5b $1.5b completion Dec 04 Buyback $1b #Planned $750m $750m Special Dividend ##6 cps Fully Franked FY 04 FY 05 FY 06 FY 07 ##Paid with 04/05 Interim Dividend Sustainable medium term program in place Page 22

Target Financial Parameters % 1. Payout Ratio (Ordinary Dividends Declared) % 2. Gearing – Net Debt Weaker 55 Weaker 100 Target Zone 45 — 55%
Target Zone 80 — 100% 50 80 45 60 40 40 Stronger 35 Stronger FY 99 FY 00 FY 01 FY 02 FY 03 FY 04 FY 99 FY 00 FY 01 FY 02 FY 03 FY 04
Times 3. Interest Cover – EBITDA/ Net Int Exp Times 4. Debt Servicing – Net Debt/EBITDA 15 Stronger 2.0 Target Zone greater than 8 times Weaker 1.7 10 Target Zone 1.3 – 1.7 times 1.4 1.1 5 0.8
0 0.5
Weaker Stronger FY 99 FY 00 FY 01 FY 02 FY 03 FY 04 FY 99 FY 00 FY 01 FY 02 FY 03 FY 04 Target parameters provide flexibility for the future Page 23

Telstra Corporation Limited FY 2004 Results Dr Ziggy Switkowski Chief Executive Officer “Customer commitment drives shareholder value”

Telecommunications is a Growth Industry Consumer Comms Spend as Share of HDI 3.0% Consumer Comms Spend 2.5% as Share of HDI since 1998 2.0%
June 1998 2.09% 1.5% June 1999 2.17% 1.0% June 2000 2.16% 0.5% Mar.1962 Mar.1968 Mar.1974 Mar.1980 Mar.1986 Mar.1992 Mar.1998 Mar.2004 June 2001 2.33%
June 2002 2.49%
#If the consumer market (approx $14b) grows by
June 2003 2.60% 5% next year ($700m), Telco share of HDI would only grow 0.1% Sept 2003 2.61% #Equivalent to each household hiring 1 extra Dec 2003 2.60% DVD per month Mar 2004 2.63% Offering customers value will grow our share of wallet Page 25

Our Strategy Optimise traditional revenues #Customer service #Increase utilisation Telstra is #Value Added Services customer driven #Price innovation #Reduce costs / improve margin Grow Transformation new wave 21st Century #Broadband IP Network #Wireless #Advertising Services + Relationships + Efficiency = Profitable Growth Page 26

Outlook Priority is domestic operations and customer service improvement Positive revenue growth towards industry growth rates in 2006 Operating margins maintained Domestic capex will be around $3.0 billion (ex 3G) Bolt-on acquisitions must meet strict financial criteria Emphasis on free cash flow and capital returns to shareholders Company financial focus:
profitable revenue, margin & cash flow Page 27

Telstra Corporation Limited FY 2004 Results “Customer commitment drives shareholder value” Page 28

25 August 2004	283/2004

Telstra Improves Global Managed Services for multi-nationals

Telstra Corporation Limited today boosted its offshore services supporting Australian and global multinational corporations (MNCs) overseas with the A$127m (£50m) acquisition of PSINet UK, a leading provider of e-business infrastructure solutions and corporate IP-based communication services.

Telstra Business & Government’s Group Managing Director, David Thodey, said the acquisition enables MNC customers to get seamless, converged Information Communication and Technology (ICT) services whether they are in London, Singapore or Sydney.”

Mr Thodey said the acquisition met Telstra’s rigorous investment criteria and is consistent with Telstra’s recent capital management announcement.

“This acquisition expands our ICT services capability in a world where both international and Australian companies are increasingly playing on a global stage and require borderless communications solutions enabling them to run their operations in the most efficient manner,” Mr Thodey said.

“Telstra has been providing customers with global carriage services to the UK for the past 13 years. Now we can offer value added solutions such as security services, storage, managed hosting and disaster recovery, in London. It allows us to provide a total package, giving customers the ability to buy services from a single provider.

“Just as Telstra’s recent acquisition of the Kaz Group expanded Telstra’s ICT services capability, this acquisition enables Telstra to provide similar services to customers operating between our region and the UK.”

Telstra Global Business Managing Director, Drew Kelton said: “Telstra’s and PSINet’s complementary product-sets enable both entities to cross-sell and up-sell products to new and existing customers.

Telstra Corporation Limited
ABN 33 051 775 556

“I welcome the PSINet management who will become integral members of the Telstra Global team.”

In FY03, PSINet UK’s revenue was A$83m with an EBITDA of A$20m. It has over 100 staff based in London and Cambridge and operates a 10,000m2 data and hosting centre in London, Docklands. It offers a portfolio of managed services to a corporate customer base of 3,200 customers.

Telstra Global offers voice, data, IP and managed services to its 5,000 corporate customers in the UK, Macquarie Bank, Westpac, De Beers and Hilton. Telstra Global Business also has teams in Asia, Australia and the USA serving other MNC customers such as Hyatt, Adobe, Kelly Services and Nokia.

Telstra Media Contact:
Warwick Ponder
+61 2 9298 4619
+61 409 369 711

Telstra’s national media inquiry line is 13 1639 and Media Centre is located at:
www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

26 August 2004	Office of the Company Secretary

The Manager Company Announcements Office Australian Stock Exchange 10th Floor, 20 Bond Street SYDNEY NSW 2000	Level 41 242 Exhibition Street MELBOURNE VIC 3000 AUSTRALIA Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Appendix 3Y– Change in Directors’ Interests Notices

In accordance with the listing rules, I attach an announcement for release to the market.

The changes to Directors’ indirect holdings in Telstra Growthshare Pty Ltd as trustee for the Telstra DirectShare Plan represent an allocation of Telstra shares to Directors on 20 August 2004 under the DirectShare plan.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CLARK

Date of last notice	26 FEBRUARY 2004

Part 1 – Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	20 AUGUST 2004

No. of securities held prior to change	DIRECT - 10,000 INDIRECT - 52,503

Class	ORDINARY

Number acquired	543

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,655

No. of securities held after change	DIRECT - 10,000 INDIRECT - 53,046

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FLETCHER

Date of last notice	26 FEBRUARY 2004

Part 1 – Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	20 AUGUST 2004

No. of securities held prior to change	DIRECT - NIL INDIRECT - 48,060

Class	ORDINARY

Number acquired	1,143

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,589

No. of securities held after change	DIRECT - NIL INDIRECT - 49,203

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BELINDA HUTCHINSON

Date of last notice	26 FEBRUARY 2004

Part 1 – Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	20 AUGUST 2004

No. of securities held prior to change	DIRECT - 37,111 INDIRECT - 27,837

Class	ORDINARY

Number acquired	458

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,236

No. of securities held after change	DIRECT - 37,111 INDIRECT - 28,295

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CATHERINE LIVINGSTONE

Date of last notice	13 JULY 2004

Part 1 – Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	20 AUGUST 2004

No. of securities held prior to change	DIRECT - 10,400 INDIRECT - 15,641

Class	ORDINARY

Number acquired	543

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,655

No. of securities held after change	DIRECT - 10,400 INDIRECT - 16,184

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK

Date of last notice	13 JULY 2004

Part 1 – Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN.

Date of change	20 AUGUST 2004

No. of securities held prior to change	DIRECT - NIL INDIRECT - 39,462

Class	ORDINARY

Number acquired	543

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,655

No. of securities held after change	DIRECT - NIL INDIRECT - 40,005

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 – Change of director’s interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHIE

Date of last notice	3 MAY 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	20 AUGUST 2004

No. of securities held prior to change	DIRECT - NIL INDIRECT - 34,328

Class	ORDINARY

Number acquired	1,324

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,471

No. of securities held after change	DIRECT - NIL INDIRECT - 35,652

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 — Change of director’s interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN RALPH

Date of last notice	26 FEBRUARY 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	20 AUGUST 2004

No. of securities held prior to change	DIRECT - 1,000 INDIRECT - 74,843

Class	ORDINARY

Number acquired	801

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,912

No. of securities held after change	DIRECT - 1,000 INDIRECT - 75,644

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN

Part 2 — Change of director’s interests in contracts

NIL

Rule 3.19A.2

Appendix 3Y
Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity TELSTRA CORPORATION LIMITED

ABN 33 051 775 556

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER

Date of last notice	26 FEBRUARY 2004

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	ALLOCATION OF SHARES TO TELSTRA GROWTHSHARE PTY LIMITED ATF TELSTRA DIRECTSHARE PLAN

Date of change	20 AUGUST 2004

No. of securities held prior to change	DIRECT - 800 INDIRECT - 80,944

Class	ORDINARY

Number acquired	2,212

Number disposed	NIL

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,814

No. of securities held after change	DIRECT - 800 INDIRECT - 83,156

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ALLOCATION OF TELSTRA SHARES UNDER THE DIRECTSHARE PLAN.

Part 2 — Change of director’s interests in contracts

NIL

Flexible Clear Strategy Customer Focused Telstra Mobiles David Moffatt Group Managing Director Telstra Consumer & Marketing Page 1

Contents #Clear Strategy – Consistently Exceed Customers’ Expectations Profitably #Customer Focus #Innovation #Operational Excellence #Telstra Consumer & Marketing – Reorganised around the customer #Mobiles Performance Page 2

Recent Comments made about Telstra & Mobiles Strengths : Strong brand Extensive distribution capability High quality SIO base with low churn Opportunities to improve: Slow to react to competitive threats Perceptions of poor value Behind in pre-paid Lack of focus in the Youth market Unclear data strategy We are addressing all the issues Page 3

Clear Strategy

Telstra

Total Customer Focus	▪ Value every customer ▪ Maximise profitable growth and revenue market share
Innovation	▪ Deliver innovative products and services that customers want
Operational Excellence	▪ Drive operational effectiveness ▪ Strengthen Telstra's brand positioning and reputation

Consistently exceed customers' expectations profitably

Page 4

Clear Strategy Total Value every customer Customer Maximise profitable growth and revenue market Focus share Deliver innovative products and services that Innovation customers want Drive operational effectiveness Operational Strengthen Telstra’s brand positioning and Excellence reputation Consistently exceed customers’ expectations profitably Page 4

Customer Focus

Compelling Offers

Telstra

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Compelling Offers =
Satisfied customers =
Satisfied shareholders

From Product-push to customer-pull

Page 5

Customer Focus Compelling Offers Renewed customer focus: Youth Eg: New student SMS offers Consumer Eg: New bundled offers Small Business Eg: New capped calling plans Compelling Offers = Satisfied customers = Satisfied shareholders From Product-push to customer-pull Page 5

Customer Focus

Service

Telstra

Telstra Shop
WIN

More calls completed
% Call Dropout
3.0
2.5
2.0
1.5
1.0
0.5
0.0
CDMA
GSM
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04

- Premium quality of service and greater reach of network

Improved service =

Satisfied customers =

Satisfied shareholders

Delivering a better customer experience

Page 6

Customer Focus Service #Investment in: #Customer Service
#FOH & In Store #Coverage #Retail & Distribution More calls completed 3.0 2.5 Dropout CDMA#Premium quality of service 2.0 1.5 and greater reach of network GSM % Call 1.0 0.5 Improved service = 0.0 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Satisfied customers = Delivering a better customer experience Satisfied shareholders

Customer Focus

Community

Telstra

Local contacts in the community

Someone to turn to

Just say 'icon help'

Listening More =
Satisfied customers =
Satisfied shareholders

Listening to our community

Page 7

Customer Focus Community Local contacts in the community Area General Managers:
High local visibility Broad product and service experience Listening More = Satisfied customers = Satisfied shareholders Listening to our community Page 7

Innovation Data

Telstra

Opportunity to grow share of wallet

Data as a proportion of revenue
Ovum Research as at end Dec *Forecast
2003
2004*
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
US
China
Hong Kong
Finland
Italy
Australia
Denmark
Spain
New Zealand
Korea
UK
Ireland
Singapore
Germany
Japan
Philippines

Our strategy:

- Greater customer relevance
- Broader content
- More delivery platforms

Opportunity to grow

Page 8

InnovationData D a t a a s a p r o p o r t i o n o f r e v e n u e O v u m R e s e a r c h a s a t e n d D e c * F o r e c a s t
4 0 . 0% 3 5 . 0%
Opportunity to grow 2 0 0 3 2 0 0 4 * 3 0 . 0% 2 5 . 0 % share of wallet 2 0 . 0% 1 5 . 0% 1 0 . 0% 5 . 0 % Our strategy: 0 . 0%
US China Finland Italy Spain Korea UK Ireland Japan #Greater customer Hong Kong Australia Denmark New Zealand Singapore Germany Philippines
relevance #Broader content Consumer Comms Spend as Share of HDI
3.0% #More delivery 2.5% platforms 2.0%
1.5% 1.0% 0.5% Opportunity to grow Mar.1962 Mar.1968 Mar.1974 Mar.1980 Mar.1986 Mar.1992 Mar.1998 Mar.2004

Innovation The Road Ahead

Wireless Data
Education is crucial

INCREASED:
•Penetration
•Usage
•Revenues
EDUCATION
HANDSETS & CONTENT
CUSTOMER DESIRE
Low Data Uptake
CAPABILITY
WiFi
i-Mode
CDMA 1X
HSPDA
Where Australia is today
Opportunity for the Future

Page 9

Innovation The Road Ahead Wireless Data Education is crucial INCREASED:
•Penetration •Usage EDUCATION •Revenues HANDSETS & CUSTOMER CONTENT DESIRE Low Data
CAPABILITY WiFi i-Mode CDMA 1X HSPDA Uptake Where Australia is today Opportunity for the Future Page 9

Innovation I-Mode

Telstra

UNIVERSAL
MOBILE
AFL
WN weathernews
THE WEATHER CHANNEL
NRL
STATS
ASTROZONE
sensis
SPORTS DATA
Sports
AFL.com.au
NRL Stats
PGA Tour
Cricket
NBL
Chat
Chat
Games
Action
Role PL
Banking
Balances
Stock Prices
Trading
Currencies
Chat
Games
Tones & Pics
Sports
Entertainment
News & Weather
Travel
Info
Tones & Pics
BlueSkyFrog
Wallpapers
Screensavers
True Tones
MiYowa
Travel
Departures
Arrivals
Accommodation
Trains
Ferries
Buses
Info
Auctions
Sensis Search
Find Nearby
Traffic
Trading Post
City Search
TV Guide
Movie Listings
MinistryOfSound
Astrozone
Music News
News & Weather
News alerts
National News
Sports News
Celebrity News
Weathernews
WeatherChannel

Page 10

Innovation I-Mode
Chat Chat Sports AFL.com.au NRL Stats PGA Tour Games Cricket Action NBL Chat Sportsdata Strategy Games Banking Soccer Tones & Pics Role Play Tones & Pics Balances Sports Trivia BlueSkyFrog Transactions Entertainment Stock Prices Wallpapers News & Weather Trading Travel Screensavers Currencies Info True Tones Indices MiYowa Travel Departures Arrivals Info News & Weather Entertainment Maps and Directions Auctions News alerts City Search Accommodation Sensis Search National News TV Guide Trains Restaurants Guide International News Movie Listings Ferries Find Nearby Sports News Ministry of Sound Buses Maps and Directions Celebrity News Astrozone Traffic Music News Weathernews Trading Post WeatherChannel All brands and logos are trademarks of their respective owners. All organisations represented on this slide are examples of content services that may be part of the I-mode service. No implied commitment or endorsement of the I-mode service is intended. Page 10

Innovation

3G evolution path

Telstra

Telstra Strategic Position
Active rollout
Retaining option
Not currently pursuing
2G
2.5G
3G
GSM
GSM 9Kbps 5-35Km
25Kbps 5-35Km
GPRS
EDGE 100Kbps 2-10 Km
WCDMA 250Kbps 2-10Km
HSDPA 3Mbps
Sharing
CDMA
CDMA 14Kbps 9-60Km
1xRTT
80Kbps 9-50Km
CDMA 2000
1x EV -DV
1x EV -DO
300-600 Kbps 9-30Km
National rollout
Broadband IP wireless
Flarion 1.5Mbps 3-8Km
WiMax
Trial

Diversity is a strength

Page 11

Innovation 3G evolution path Telstra Strategic Position 2G 2.5G 3G Active rollout Retaining option GSM Not currently EDGE pursuing 100Kbps 2-10 Km Sharing GSM 25Kbps 9Kbps 5-35Km WCDMA 250Kbps HSDPA
5-35Km GPRS 2-10Km 3Mbps
CDMA CDMA 2000 CDMA 1xRTT 1x EV 14Kbps 80Kbps -DV 9-60Km 9-50Km 1x EV -DO 300-600 Kbps 9-30Km Broadband IP National rollout Flarion Trial wireless 1.5Mbps
3-8Km Diversity is a strength WiMax

Operational Excellence Sales Excellence: Repeatable sales processes Aligning staff remuneration More coaching and training time Channels: New Remuneration Framework More sales support Supply chain management Foundations of Success Page 12

Operational Excellence — Last Week

Telstra

Within five days of competitive announcements in Queensland:

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Monday & Tuesday

- Developed compelling pre-paid offers

Wednesday & Thursday

- Briefed 39 stores & over 500 POP's

Friday:

Speed to Market

Campaign executed successfully

Page 13

Operational Excellence Last Week Within five days of competitive Monday & Tuesday announcements in Queensland: #Developed compelling pre-paid offers Wednesday & Thursday #Briefed 39 stores & over 500 POP’s Friday: #Sent targeted retention messages to Queensland customers #Advertising in press and on TV #In-store point of sale material sent #Commenced local area marketing Speed to Market Campaign executed successfully Page 13

Contents #Clear Strategy #Customer Focus #Innovation #Operational Excellence #Telstra Consumer & Marketing – Reorganised around the customer #Mobiles Performance Page 14

Customer Segmented Operating Model

Telstra

Customer Segments
Strategy & Planning
Finance & Pricing
Marketing
Channel Mgmt
Customer Sales, Service & Dealers
Consumer Segment
Small Business Segment
Youth Segment

Organised for Success

Page 15

Customer Segmented Operating Model Customer Strategy Finance & Marketing Channel Customer Segments & Pricing Mgmt Sales, Planning Service & Dealers Consumer Segment Small Business Segment Youth Segment Organised for Success Page 15

Consumer Listening to Customers #Let me communicate anytime, anywhere & on any device #Tell me when and why I should use new technology #Show me value and that I am important #Reward me with real money-savers Relevant Segmented Offers Page 16

Small Business

Listing to Customers

Telstra

- Don't ever put my business at risk
- Know me & fix my problems quickly

- Help me manage my business costs
- I need a reliable partner that is easy to deal with

Relevant Segmented Offers

Page 17

Small Business Listening to Customers
• Don’t ever put my • Help me manage my business at risk business costs
• Know me & fix my • I need a reliable problems quickly partner that is easy to deal with Relevant Segmented Offers Page 17

Youth Listening to Customers #Help me keep in touch with my mates #I only want to be with a provider I can trust #Help me find the best deal for my mobile Relevant Segmented Offers Page 18

9

Business & Government Listening to Customers #Our business needs to be more cost efficient and productive #We need help to make sure access to our corporate information is secure #We need wide availability and affordable pricing for PDA’s and “smart phones” #Our employees expect to have a suitable mobile device to do their job Relevant Segmented Offers Page 19

Contents #Clear Strategy #Customer Focus #Innovation #Operational Excellence #Telstra Consumer & Marketing – Reorganised around the customer #Mobiles Performance Page 20

Services Growth

Telstra

Turnaround driven by:

YoY mobile services revenue growth

7.1%
-0.5%
FY 03
FY 04

Fighting Back

Page 21

Services Growth Turnaround driven by: YoY mobile services revenue growth
#Clear strategy #Aligned organisation #Greater customer focus 7.1% #Relevant new offers #Reinvigorated Channels
-0.5% FY 03FY 04 Fighting Back Page 21

Revenue Growth

Including Terminating Revenues
$4,705m
$386m
$995m
$97m
$3,227m
FY 03
+7.7%
Handsets
+9.1%
Terminating Revenues
Loyalty Bonus
+7.1%
Mobile Services
$5,066m
$352m
$1,026m
$233m
$3,455m
FY 04

SIO and data growth driving revenues

- Strong growth in CDMA
- Increased Prepaid focus
- Managing margins

Solid performance in increasingly competitive market

Page 22

Revenue Growth Including Terminating Revenues $5,066m +7.7% $4,705m $352m SIO and data growth Handsets $386m +9.1% driving revenues Terminating $1,026m $995m Revenues Loyalty Bonus$233m $97m +7.1% #Strong growth in CDMA Mobile Services #Increased Prepaid focus $3,455m $3,227m #Managing margins FY 03 FY 04
Solid performance in increasingly competitive market Page 22

Subscriber Base Growing

Telstra

Prepaid

- Gross activations +50%
- New recharge policy

Postpaid

- CDMA growth
- Improving market share
- Q4 steady ARPUs

Data

- Mobile Data ARPU +18%

Mobile SIOs (000s)
Prepaid
Postpaid
1,963
4,135
2,288
4,281
2,574
4,411
202
2,900
4,502
1H 03
FY 03
1H 04
FY 04

Mobile ARPUs per month incl Terminating ($)
100
80
60
40
20
0
Postpaid
Total
Prepaid
Q1 04
Q2 04
Q3 04
Q4 04

Good Q4 performance

Page 23

Subscriber Base Growing Prepaid Mobile SIOs (000s) 202
2,574 2,900 2,288 #Gross activations +50% Prepaid 1,963 #New recharge policy
Postpaid 4,135 4,281 4,411 4,502 Postpaid #CDMA growth 1H 03 FY 03 1H 04 FY 04
Mobile ARPUs per month incl Terminating ($) #Improving market share 100
Postpaid 80 #Q4 steady ARPUs 60 Total Data 40
Prepaid 20
#Mobile Data ARPU +18% 0
Q1 04 Q2 04 Q3 04 Q4 04
Good Q4 performance Page 23

Mobiles Data Continues to grow

Telstra

- **SMS volumes continue to grow due to:**
  - Increased penetration
  - SMS Competitions
  - Events
  - Australian Idol
- **Gaining traction in non SMS Data**
  - e.g. WAP browsing, ring tones, Blackberrys,

No of SMS sent
632m
993m
1H 03
2H 03
1H 04
2H 04

Mobile Data % Mobile Services
9%
14%
1H 03
2H 03
1H 04
2H 04

Further opportunities

Page 24

Mobiles Data Continues to grow No of SMS sent 993m SMS volumes continue to grow due to: 632m Increased penetration
SMS Competitions Events 1H 03 2H 03 1H 04 2H 04
Australian Idol Gaining traction in non Mobile Data % Mobile Services 14% SMS Data e.g. WAP browsing, ring tones, 9%
Blackberrys, Further opportunities 1H 03 2H 03 1H 04 2H 04

Acquisition Costs

Telstra

Deferred Subsidy Balance $m
160
264
FY 03
FY 04

Focus on whole of business profitability

Page 25

Acquisition Costs Postpaid Subscriber acquisition costs #Improving cost per contact #Half on Half costs mix dependent Jun-02 Dec-02 Jun-03 Dec-03 June-04 Deferred Subsidy Balance $m #While subsidy amortisation to grow in 05, focus is on cash margin 264
160 Focus on whole of FY 03 FY 04
business profitability Page 25

Summary Customer Focussed Strategy Relevant targeted offers Organised for Success Share of wallet opportunity Clear Data Strategy Improving Customer Service Consistently exceed customers’ expectations profitably Page 26

Flexible

Clear Strategy

Customer Focused

Telstra Mobiles

Telstra

Page 27

Flexible Clear Strategy Customer Focused Telstra Mobiles Page 27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration

Name:	Douglas Gration
Title:	Company Secretary

Date:	31 August 2004